As confidentially submitted to the Securities and Exchange Commission on November 22, 2017.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

IBEX Holdings Limited
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Bermuda	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial) Classification Code Number	(I.R.S. Employer Identification Number)

Crawford House, 50 Cedar Avenue
Hamilton HM11, Bermuda
(441) 295-6500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mohammed Khaishgi, Chief Executive Officer
IBEX Holdings Limited
1700 Pennsylvania Avenue NW, Suite 560
Washington, DC 20006
(202) 580-6200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher C. Paci, Esq. David C. Schwartz, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020 (212) 335-4500	Joseph C. Theis, Jr., Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Shares, par value $0.0001 per share		$	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares subject to the underwriters’ option to purchase additional shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated           , 2017

PROSPECTUS

          Shares

IBEX HOLDINGS LIMITED

COMMON SHARES

This is an initial public offering of common shares of IBEX Holdings Limited. We are offering      common shares. The selling shareholder identified in this prospectus is offering an additional      common shares. We will not receive any of the proceeds from the sale of the shares by the selling shareholder.

Prior to this offering, there has been no public market for our common shares. We anticipate that the initial public offering price will be between $    and $    per share. We intend to apply to have our common shares listed on the Nasdaq Global Market under the symbol “IBEX.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, will be subject to reduced public company reporting requirements.

After completion of this offering, certain stockholders will continue to beneficially own a majority of the voting power of all of our outstanding common shares. As a result, we will continue to be a “controlled company” within the meaning of the corporate governance standard of the Nasdaq Global Market. See “Principal and Selling Shareholder.”

Investing in our common shares involves substantial risk. Please refer to the “Risk Factors” on page 16.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling shareholder, before expenses	$	$
(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

Delivery of the common shares is expected to be made on or about            , 2017.

The selling shareholder has granted the underwriters a 30-day option to purchase up to an additional      common shares at the initial public offering price less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Baird	Piper Jaffray	William Blair	SunTrust Robinson Humphrey

           , 2017

Prospectus

You should rely only on the information contained in this prospectus. Neither we nor the selling shareholder and the underwriters have authorized any other person to provide you with any information, or to make any representations, other than as contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. None of us, the selling shareholder or the underwriters take responsibility for, and provide assurance as to, the reliability of any information or representations that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus and we undertake no obligation to update such information, except as may be required by law.

Market and Industry Data

Market data and certain industry forecast data used in this prospectus were obtained from market research, publicly available information and industry publications and organizations, including, among others, Gartner, Inc. and MarketsandMarkets Research Pvt. Ltd., as well as other information based on our internal sources. These third party sources generally indicate that they have obtained their information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Based on our industry experience, we believe that the third party sources are reliable and that the conclusions contained in the publications are reasonable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our actual results to differ materially from those expressed in the third party sources.

i

The Gartner Reports described herein, (the “Gartner Reports”) represent research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report are subject to change without notice.

The report from IDC described herein is Worldwide and U.S. Business Process Outsourcing Services Forecast, 2017-2021, IDC #US41237817, dated May 2017.

Trademarks and Tradenames

This prospectus includes our trademarks as “IBEX”, which are protected under applicable intellectual property laws and are the property of the Company or our subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners.

Basis of Presentation and Other Information

Our audited consolidated financial statements are prepared and presented in U.S. dollars which is the functional and presentation currency of IBEX Holdings Limited. In this prospectus, all references to “U.S. dollar” and “$” are to the lawful currency of the United States, and all references to Pakistani Rupee (“PKR”) and Philippine Peso (“PHP”) are to the lawful currencies of Pakistan and the Philippines, respectively.

Presentation of Financial Information

We present our historic financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) (which we refer to as “IFRS as issued by the IASB”).

Rounding

Certain numerical figures set out in this prospectus, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this prospectus may vary slightly from the actual arithmetic totals of such information. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Selected Consolidated Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in our financial statements, or the tabular presentation of other data (subject to rounding) contained in this prospectus, as applicable, and not using the numerical data in the narrative description thereof.

Reorganization Transaction

Commencing in April 2017, The Resource Group International Limited (“TRGI”) undertook a series of transactions (collectively, the “Reorganization Transaction”). We consider the Reorganization Transaction to be a transaction between entities under common control as all of the combining entities or businesses were ultimately controlled by TRGI both before and after the Reorganization Transaction and such control was not transitory. The principal steps in the Reorganization Transaction are described below:

•	TRGI incorporated IBEX Holdings Limited, IBEX Global Limited, DGS Limited and Etelequote Limited as exempted companies with limited liability under the laws of Bermuda. TRGI then contributed to IBEX Holdings Limited 100% of its equity interests in the aforementioned newly incorporated companies (the “Continuing Business Entities”), as a result of which those three entities became wholly-owned subsidiaries of IBEX Holdings Limited.
•	TRGI contributed to IBEX Holdings Limited a portion of its equity interest in each of the predecessor intermediate holding companies for the Continuing Business Entities sufficient to confer control over those holding companies. IBEX Holdings Limited in turn contributed those equity interests downstream to the Continuing Business Entities. In addition, TRGI contributed to IBEX Holdings Limited controlling equity interests in iSky, Inc. and iSky Technologies Canada, Inc., which are each now directly held by IBEX Holdings Limited. In consideration of the contribution of these equity interests by TRGI, IBEX Holdings Limited issued 4,749,860 of its common shares to TRGI. Mr. Jeffrey Cox, the chief executive officer of Digital Globe Services Limited, contributed to DGS Limited his entire equity interest in Digital Globe Services Limited in exchange for a number of shares in DGS Limited that gave him an indirect beneficial ownership interest in Digital Globe Services Limited equivalent to that which he held before that exchange.

•	In order to eliminate an approximately 1.0% minority interest in Digital Globe Services Limited remaining after its December 2016 going-private transaction and delisting from the AIM segment of the London Stock Exchange, DGS Limited purchased all of the assets of Digital Globe Services Limited for a total purchase price of $21,402,598, of which $185,900 was paid in cash and $21,216,653 was paid in the form of a promissory note in that principal amount (“DGS Limited Note”). Upon the closing of that asset purchase, Digital Globe Services Limited distributed to the approximately 1.0% minority interest the cash amount of $185,900 (such amount, on a per share basis, representing the same amount of cash consideration as would have been paid to such minority shareholders if they had accepted the December 2016 going-private offer). In addition, Digital Globe Services Limited distributed to TRGI $4,735,339 principal amount of the DGS Limited Note and made a distribution to DGS Limited of the remaining $17,027,259 principal amount of the DGS Limited Note. DGS Limited then sold its equity interest in Digital Globe Services Limited to TRGI for a nominal amount.
•	IBEX Holdings Limited adopted a Certificate of Designation by which the 4,749,861 common shares issued to TRGI in the second step described above were converted into an equivalent number of preference shares, which are called the “Convertible Preference Shares.” The Convertible Preference Shares have a participating dividend preference of $2.00 per share, vote with common shares on all matters and are automatically convertible into common shares in the event of an initial public offering on the New York Stock Exchange or the NASDAQ National Market. TRGI waived any rights to preemption it had in connection with the share issuances made in the Reorganization Transaction.
•	TRGI contributed to IBEX Holdings Limited its remaining equity interests in each of IBEX Global Solutions Limited, e-Telequote Plc, iSky, Inc. and iSky Technologies Canada, Inc. In addition, TRGI contributed to IBEX Holdings Limited all of its interest in the $4,735,339 principal amount of DGS Limited Note described above. In consideration of these contributions, IBEX Holdings Limited issued to TRGI 6,856,139 of its common shares.
•	Concurrently with the previous step, Mr. Jeffrey Cox contributed to IBEX Holdings Limited all of his equity interest in DGS Limited, in exchange for 360,184 newly issued common shares of IBEX Holdings Limited. In addition, Mr. Anthony Solazzo, the chief executive officer of e-Telequote Plc, contributed to IBEX Holdings Limited all of his equity interest in e-Telequote Plc, constituting approximately 20.0% of its outstanding share capital, in exchange for 533,818 newly issued common shares of IBEX Holdings Limited. The number of common shares of IBEX Holdings Limited issued to Messrs. Cox and Solazzo was determined based on the relative values of each of Digital Globe Services Limited and e-Telequote Plc. The relative values of those entities was not dependent upon the price at which common shares are being sold in this offering but rather was determined on the basis of independent third-party valuations of Digital Globe Services Limited, e-Telequote Plc and IBEX Holdings Limited.

After giving effect to the above transactions (but before giving effect to the conversion of the 4,749,861 Convertible Preference Shares into common shares), TRGI holds 6,856,139, or approximately 88.5%, of our outstanding common shares and (after giving effect to the conversion of the 4,749,861 Convertible Preference Shares) will hold 11,606,000, or 92.8%, of our outstanding common shares.

DGS Limited entered into a “Profit Share Agreement” dated as of June 30, 2017 with Mr. Cox whereby, in exchange for his provision of services as chief executive officer of that entity, Mr. Cox will receive 13.9% of any cash dividends paid by DGS Limited to IBEX Holdings Limited. The Profit Share Agreement terminates upon the earliest to occur of the satisfaction of any dividend preference on the Convertible Preference Shares, the conversion of all Convertible Preference Shares issued by IBEX Holdings Limited into common shares, a sale of substantially all the assets of

DGS Limited or its direct or indirect subsidiaries to an unaffiliated third party, a sale of all of the shares held by IBEX Holdings Limited in any of Continuing Business Entities to an unaffiliated third party, a sale of substantially all of the assets held by any of IBEX Global Limited or Etelequote Limited to an unaffiliated third party, and June 30, 2018. On November 1, 2017, the Profit Share Agreement was amended to increase the profit share rate from 13.9% to 16.2%.

Non-GAAP Financial Measures

This prospectus contains financial measures and ratios, including Adjusted EBITDA (both consolidated and by segment), Adjusted EBITDA Margin and Net Debt, that are not required by, or presented in accordance with IFRS as issued by the IASB. We refer to these measures as “non-GAAP financial measures.” For a definition of how these financial measures and ratios are calculated, see the sections entitled “Summary Consolidated Historical Financial Information” and “Selected Consolidated Historical Financial Information” elsewhere in this prospectus.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-GAAP financial measures depict the true performance of the business by encompassing only relevant and controllable events, enabling us to evaluate and plan more effectively for the future. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or net profit / (loss) or as alternatives to cash flow from operating, investing or financing activities for the period, or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus and the financial statements. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

Except where the context otherwise requires or where otherwise indicated, the terms “IBEX,” “we,” “us,” “our,” the “Company,” the “Issuer” and “our business” refer to IBEX Holdings Limited, together with our consolidated subsidiaries.

Overview

We are a leading end-to-end provider of technology-enabled customer lifecycle experience (“CLX”) solutions.

Through our integrated CLX platform, we offer a comprehensive portfolio of solutions to optimize customer acquisition, engagement, expansion and experience for our clients.

Our CLX Suite of Solutions

Customer Acquisition		Customer Management
Acquire		Engage		Expand		Experience
• • • • •	Digital Marketing Lead Generation Online Sales Optimization Lead Conversion	• • • • •	Customer Service Billing Support Technical Support Multi-Lingual Omni-Channel	• • • •	Up-Sell / Cross-Sell Retention Renewals Win-backs	• • • •	Multi-Channel Digital Surveys Real Time Issue Resolution Analytics & Business Intelligence Text / Sentiment Analytics

Historically, these solutions were generally provided on a standalone basis and often as point solutions along the customer lifecycle. However, as the customer journey becomes more challenging, complex and competitive, these solutions are increasingly converged. In addition, due to the prevalence of immediate feedback channels, such as social media, customer expectations and behaviors are changing dramatically, forcing enterprises to increase their focus on understanding consumers’ needs.

To meet this transformation, we have designed a differentiated suite of digital and omni-channel, customer-centric solutions that seamlessly manage interactions throughout all phases of the customer lifecycle. We leverage sophisticated technology and proprietary analytics, in combination with our global contact and delivery center footprint and business process outsourcing (“BPO”) expertise, to protect and enhance our clients’ brands and grow their businesses. Our global delivery network, which incorporates onshore, nearshore and offshore BPO capabilities, makes us flexible in deploying solutions that meet our clients’ unique needs. We manage approximately 60 million interactions with consumers on behalf of our clients each year through an omni-channel approach, using voice, web, chat and email. Although traditional voice channels still account for a substantial majority of our revenues, digital channels (web, chat, email) are gaining relative importance. For all of our solutions, we are increasingly utilizing automation, machine learning and analytics to enhance and optimize our capabilities.

Our delivery centers are strategically located in labor markets with relatively low levels of resource competition, which enables us to attract, hire and retain a highly engaged, trained and motivated workforce, which results in high levels of customer experience and satisfaction.

Our clients consist primarily of Fortune 500 brands, across a broad range of industries, that have large customer bases that rely on outsourced providers to maximize customer retention and improve customer expansion. Increasingly, our client base includes faster growing brands in high-growth segments of our target markets, such as high-growth technology and consumer services. For the fiscal year ended June 30, 2017, our revenues were $334.0 million, our net loss was $9.0 million and our Adjusted EBITDA was $16.2 million. For the fiscal year ended June 30, 2016, our revenues were $323.0 million, our net profit was $1.6 million and our Adjusted EBITDA was $22.9 million.

Market Opportunity

We estimate that the total current addressable market for our suite of CLX solutions is well over $100 billion. We operate our business with two reporting segments, Customer Acquisition and Customer Management, under which we address the following market segments:

Customer Acquisition

Digital marketing, our key customer acquisition service, is one of the fastest growing segments of the media advertising industry. According to eMarketer, a leading market research company, $35 billion is spent annually on paid search in North America, our primary digital marketing channel. This fast-growing market has primarily adopted a pay-for-performance business model in which advertisers only compensate marketers once a target consumer has taken a particular action such as filling out an information form or completing a purchase of a product or service. Because of this dynamic, marketers must utilize sophisticated data-driven solutions to place highly targeted, relevant and cost-effective ads in front of consumers that are most likely to make a purchase. Within the broader digital marketing universe, we adhere to the pay-for-performance pricing model with a focus on utilizing paid search to funnel high-quality leads to our sales agents, who convert leads into completed sales.

Included in our Customer Acquisition segment, we also provide digital insurance agency services for Medicare private health insurance policies which are sold on behalf of insurance carriers. Based on the national commission rate structure established by the Centers for Medicare and Medicaid Services (“CMS”) for 2017, we estimate that total annual commissions payable to independent agents are up to $8 billion.

Customer Management

•	Customer Engagement and Expansion – BPO providers remain in high demand as clients continue to seek ways to scale their operations, lower costs and headcount and access best-in-class processes and technologies. International Data Corporation (“IDC”), a leading information technology research firm, estimates the worldwide BPO market was approximately $180 billion in 2016 and expects it to grow to approximately $228 billion by 2021. The BPO market consists of four key horizontal markets: customer care (our primary market within this segment), human resources, finance and accounting, and procurement. According to the IDC, customer care is the largest horizontal market with approximately $66 billion of revenues in 2016, and is expected to grow to $83 billion by 2021, representing a CAGR of 4.5%. Within the U.S., customer care BPO spend accounted for $38 billion in 2016 and is expected to grow to $45 billion in 2021.
•	Customer Experience Management – With unprecedented access to technology, data and choices, customers have elevated expectations about being heard, as well as how companies take action and respond in real time. By listening to the “voice of the customer,” enterprises gain valuable insights into a customer’s journey and interactions with brands. As enterprises continue to emphasize customer experience as a key competitive differentiator, the market for customer experience solutions is expected to grow rapidly in the near future. According to Gartner, by 2020, more than 40% of all data and analytics projects are expected to relate to customer experience.1 MarketsandMarkets, a leading B2B market research firm, estimates that the global customer experience management market will grow at a 21% CAGR, from $5 billion in 2016, to over $13 billion in 2021, with North America representing approximately $3 billion of market share in 2016.
1.	Gartner Inc., “Shape the Future of Customer Experience with Customer Analytics,” dated April 25, 2017. See “Market and Industry Data” for information regarding the industry data used in this prospectus.

Key Market Trends

A number of trends are driving growth and transformation in the CLX market, as well as a convergence of the market segments discussed above. We believe that clients are employing a “champion-challenger” model in their procurement of CLX services, in which nimbler, more innovative providers compete effectively against much larger vendors. Participants in the CLX market that have an integrated solution will be best positioned to address the following key industry trends:

•	Consumer Centricity – Consumers expect that enterprises meet their needs and preferences instantaneously in return for brand loyalty and greater share of customer spend. Accordingly, enterprises are demanding outsourced customer engagement partners that can deliver customer-centric solutions.
•	Increased Role of Data and Analytics – Enterprises are increasingly demanding that their CLX providers integrate data with their core service offerings to drive superior outcomes.
•	Increased Use of Outsourcing – Enterprises continue to rely on CLX providers to address their needs related to the entire customer lifecycle. Mature companies seek to automate across business functions as their needs are becoming more diversified. Companies in emerging sectors continue to outsource due to their limited experience or resources to manage increasing volumes of customer interactions.
•	Integrated Technology Solutions for Mature Sectors – Fortune 500 companies that historically utilized traditional live-agent, voice-based services are now integrating new technology-enabled solutions as they seek to achieve greater operational flexibility and innovate their service offerings.
•	Solutions Catered to High-Growth Sectors – The challenges that new economy “disruptors” face consist largely of managing high growth within their customer base, while simultaneously maintaining a high-quality customer experience. In contrast to mature business models, these emerging companies have generally not focused on developing large-scale insourced customer operations; therefore, they rely almost exclusively on external partners that can deliver customer service, engagement and support while maintaining the quality of their brands.
•	Increased Use of Integrated Providers – We believe clients sourcing multiple CLX solutions across the customer lifecycle from integrated providers will result in the volumes of business with such integrated providers of CLX solutions to increase.
•	Flexible Delivery Model – Clients are increasingly differentiating among providers based on availability of a flexible delivery model that can offer a mix of onshore, nearshore and / or offshore capabilities.

Our Solution

We work closely with our clients to optimize customer acquisition, engagement, expansion and experience by offering technology-enabled solutions through our integrated CLX platform. Our solutions help our clients protect and enhance their brands, grow their customer bases, retain their customers, and maximize customer lifetime value. Our comprehensive offering of end-to-end solutions drives deep customer integration and long-term trusted relationships with our clients. Our solutions address the full customer lifecycle delivered through our Customer Acquisition and Customer Management segments.

Customer Acquisition

In our Customer Acquisition segment, we work with consumer-facing businesses to acquire customers for them. We are typically compensated by our clients on a pay-per-performance basis, where we earn a commission upon the successful addition of a new customer. Most of our customer acquisition solutions involve two steps: (a) generating or purchasing a lead or a prospect, and (b) converting that lead or prospect into a customer, most frequently through a voice-based channel.

Customer Management

Our Customer Management segment includes our Customer Engagement, Customer Expansion and Customer Experience solutions.

•	Customer Engagement – Our customer engagement solution is comprised of customer service (providing information about our clients and their products or services), technical support (providing specialized teams to provide information, assistance and technical guidance to our clients’ customers on a specific product or service) and other value-added outsourced back office services (finance and accounting, marketing support, sales operations, HR administration). This solution is delivered through our digital and omni-channel platform, which integrates voice, email, chat, SMS, social media and other communication applications.
•	Customer Expansion – Our customer expansion solution builds on our customer engagement solution, combining our traditional BPO solutions with our sales and acquisition-oriented delivery center capability to allow our existing clients to further mine their current customer base. Offerings within this solution include cross-selling and up-selling our clients’ products and services, maximizing customer retention and winning back customers that have transitioned away from our clients.
•	Customer Experience – We have developed a comprehensive suite of proprietary software tools to measure, monitor and manage our clients’ customer experience. By applying these tools, we enable our clients to improve retention of their customers, identify and manage service issues in real time, predict future behavior and enhance overall customer satisfaction. Our platform includes management of omni-channel surveys, interactive artificial intelligence, text analytics and sentiment analysis, a business intelligence suite and case management capabilities.

Over the past five years, we have invested significant resources into building and deploying a scalable CLX platform, which includes next-generation software products and modules, deployed across the full customer lifecycle journey, driving revenue growth, productivity improvements, experience enhancement and competitive differentiation. We believe that we have built an industry-leading, comprehensive suite of software products and applications, deployed at enterprise scale across multiple industries along the full consumer lifecycle. We use technology to enable growth and engender client loyalty. Our technology innovations make our CLX solutions highly-respected in the marketplace.

Additionally, our business is highly data intensive, and as a result, we have collected datasets from more than 237 million customer interactions over the past five years. We overlay our proprietary datasets with third-party data and other available data to derive insights into customer behaviors and preferences, which in turn optimizes our solutions and enables enhanced delivery of our services.

In connection with the Reorganization Transaction and the repositioning of our brand, we utilize three sub-brands to deliver our solutions. IBEX Interactive represents our historical IBEX Global Solutions, DGS and iSky entities. IBEX Insurance represents Etelequote Limited. IBEX Digital represents the predecessor companies of DGS Limited.

Our Strengths

We believe that our position as a leading provider of technology-enabled CLX solutions is a result of several key competitive strengths, including:

•	Provider of end-to-end customer lifecycle experience solutions – The customer lifecycle, from acquisition to retention, has become more challenging, complex and competitive for enterprises to manage. We have designed a differentiated suite of solutions that seamlessly manages interactions throughout all phases of the customer lifecycle.
•	Demonstrated ability to combine technology and services – Our CLX platform combines our proprietary technology with our omni-channel service delivery model to provide clients differentiated solutions at a large scale. Our proprietary technology allows us to provide innovative, automated and customizable solutions to our clients more efficiently than if delivered through a purely service-based model.

•	Proven expertise in mature industries – We believe that we have built a deep level of expertise in serving clients in mature industries, including the telecommunications, cable, insurance and automotive sectors. We believe that we are able to provide value at all stages of the customer lifecycle for these industries, from lowering the cost of customer acquisition to increasing customer lifetime value through improved retention and increased up-sell.
•	Growing expertise in serving clients in emerging and high-growth industries – More recently, we have developed an expertise and competitive advantage in several rapidly growing key market segments. These include the emerging and high-growth technology and consumer services sectors, along with the Medicare private health insurance market. Emerging and high-growth companies are focused on partners that can help them rapidly scale their customer service offerings to facilitate their rapid growth while providing customers with a positive customer experience with their brand.
•	Global delivery capabilities – Our global delivery model encompasses onshore, nearshore and offshore delivery capabilities. We seek to operate state-of-the-art facilities in labor markets that are underpenetrated in order to maintain our competitive advantage, retain our position in those labor markets as an employer of choice and deliver a highly scalable and cost-effective solution to our clients. This delivery model allows us to offer our clients customized solutions providing resources in a mix of geographic locations that best meet their business demands.
•	Innovative and entrepreneurial culture – We believe that we have a distinctive corporate culture characterized by innovation, speed and organizational nimbleness. Our innovative and entrepreneurial culture is a key differentiator and gives us a competitive advantage in delivering high-quality solutions to clients around the globe. In addition, we believe we have established a strong corporate culture that is critical to our ability to recruit, engage, motivate, manage and retain our talented global workforce of over 15,000 employees across all offices.

Our Growth Strategy

Our goal is to become a key strategic partner to both mature and high-growth companies that require outsourced CLX solutions. Our growth model is designed to deploy a “land and expand” approach by targeting and expanding with large, global enterprises. Specific elements of our strategy include:

•	Expand with existing clients – Our client base is comprised of large, global brands that have multiple lines of business across multiple geographies. We have demonstrated our ability to expand with our clients by adding new geographies or additional business segments to our scope of service; in many instances, we are taking market share due to our ability to outperform our competitors through our superior execution. We believe that we have significant opportunities to support future growth at each of our existing clients.
•	Continue winning new client engagements – Our new client growth strategy is defined by targeting both established, leading global brands and emerging, high-growth brands that can benefit from our solutions. We appeal to these clients through our ability to improve growth, maximize customer retention and enhance brand loyalty.
•	Cross-sell our full spectrum lifecycle solution – The breadth of our solutions over the full customer lifecycle creates the ability to cross-sell each solution throughout our client base. Most of these clients currently source a narrower set of services from us, such as technical support or customer acquisition, and we believe that large enterprise clients focused on their customer experience are increasingly seeking providers offering a broader range of customer lifecycle services.
•	Expand geographically – By expanding geographically, we will support our growth both by attracting and winning new clients, as well as expanding and growing with existing clients. We seek to establish new delivery centers in underpenetrated labor markets, which will allow us to retain a competitive edge, attract and retain the necessary workforce, and deliver a highly scalable and cost effective solution to our clients.
•	Pursue strategic acquisitions – Our acquisition strategy targets situations in which it is optimal to acquire versus build. It will primarily be focused on adding additional omni-channel capabilities, providing access to new geographies and acquiring technologies that further differentiate our solutions.

Risk Factors

Investing in our ordinary shares involves a significant degree of risk. See “Risk Factors” beginning on page 16 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares. These risks include:

•	Our business is dependent on key clients, and the loss of a key client could adversely affect our business and results of operations;
•	We enter into multi-year contracts with our clients. Our failure to price these contracts correctly may negatively affect our profitability;
•	The terms of our client contracts may limit our profitability or enable our clients to reduce or terminate their use of our solutions;
•	The consolidation of our clients or potential clients may adversely affect our business, financial condition, results of operations and prospects;
•	If our clients decide to enter into or further expand their insourcing activities in the future, or if current trends toward outsourcing services and / or outsourcing activities are reversed, it may materially adversely affect our business, results of operations, financial condition and prospects;
•	We have a limited operating history as an integrated company under the IBEX brand, which makes it difficult to evaluate our future prospects and the risks and uncertainties we may encounter;
•	Portions of our business have long sales cycles, which require management bandwidth, significant financial resources and long implementation cycles that require significant resources and working capital;
•	Our business relies heavily on technology, telephony and computer systems as well as third party telecommunications providers, which subjects us to various uncertainties;
•	Our business is heavily dependent upon our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica, and any disruption to those operations would adversely affect us;
•	The inelasticity of our labor costs relative to short-term movements in client demand could adversely affect our business, financial condition and results of operations;
•	We have identified material weaknesses in our internal control over financial reporting and, if we fail to promptly remediate our current material weaknesses or if we are unable to implement and maintain effective internal control over financial reporting in the future, our results of operations and the price of our common shares could be adversely affected; and
•	Our largest shareholder, TRGI, and its major shareholder, TRG Pakistan Limited, will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including any change of control.

Company History and Structure

Prior to June 30, 2017, our business was conducted through various wholly- or majority-owned portfolio companies of TRGI, which we refer to as the Continuing Business Entities. The predecessor companies for our Customer Engagement and Customer Expansion solutions were established in 1996 and acquired by TRGI in 2004. The predecessor company for our Customer Experience solution was established in 1984 and acquired by TRGI in 2004. The predecessor company for our Customer Acquisition business (other than our Medicare insurance agency division) was founded as a subsidiary of TRGI in 2008. The predecessor company for our Medicare insurance agency division was established in 2005, acquired by TRGI in 2006 (at which time its operations were focused mainly on outsourcing services) and shifted its business to an insurance agency model in 2011.

TRGI incorporated Forward March Limited on February 28, 2017 as an exempted company with limited liability under the laws of Bermuda. On June 30, 2017, TRGI completed the Reorganization Transaction, as a result of which the

Continuing Business Entities became the subsidiaries of IBEX Holdings Limited. For more information on the Reorganization Transaction and our corporate group, see “Certain Relationships and Related-Party Transactions— Reorganization Transaction.” Forward March Limited changed its corporate name to IBEX Holdings Limited effective on September 15, 2017.

Our management considers the pooling-of-interests method of accounting to be appropriate to account for the combination of various subsidiaries controlled by TRGI with IBEX Holdings Limited. As a result, IBEX Holdings Limited and its subsidiaries are presented as if they have legally been a group of companies for all periods presented. For further information on our application of the pooling-of-interests method of accounting, see Note 2.2 (basis of accounting and presentation) to our audited consolidated financial statements included elsewhere in this prospectus.

We maintain a registered office located at Crawford House, 50 Cedar Avenue, Hamilton HM11 Bermuda, and the telephone number for this office is (441) 295-6500. Our website address is http://www.ibex.co. The information contained on, or accessible through, our website is not a part of this prospectus, and you should only rely on the information contained in this prospectus when making a decision as to whether to invest in our common shares.

Emerging Growth Company

The Jumpstart Our Business Startups Act (the “JOBS Act”) was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as emerging growth companies. We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that we provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations, that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), that we provide certain disclosures regarding executive compensation, and that we hold nonbinding stockholder advisory votes on executive compensation and any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenues; (ii) the date on which we become a “large accelerated filer” (the fiscal year-end on which at least $700 million of equity securities are held by non-affiliates as of the last day of our then most recently completed second fiscal quarter); (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

See the section titled “Risk Factors—Risks Related to Our Common Shares and this Offering.” We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common shares less attractive to investors due to certain risks related to our status as an emerging growth company.

Controlled Company Status

Following the completion of this offering, we will be a “controlled company” under Nasdaq rules because more than 50% of the voting power of our shares will be held by TRGI. See “Principal and Selling Shareholder.” We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under the Nasdaq listing rules. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Securities Exchange Act of 1934, as amended, and Nasdaq, which require that our audit committee have a majority of independent directors upon consummation of this offering, and exclusively independent directors within one year following the effective date of the registration statement relating to this offering.

THE OFFERING

Common Shares offered

By us:
             shares
By the Selling Shareholder:
             shares
Total:
             shares
Common Shares to be outstanding immediately following this offering:
             shares
Option to Purchase Additional Shares:
The selling shareholder has granted the underwriters an option to purchase an additional       shares to cover over-allotments. The underwriters may exercise this option at any time within 30 days from the date of this prospectus.
Use of Proceeds
We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The principal purposes of this offering are to increase our capitalization and financial flexibility, enhance our visibility in the marketplace, create a public market for our common shares and fund growth initiatives. We intend to use approximately $36.9 million of the net proceeds that we receive from this offering to: (i) redeem 1,538,462 non-convertible redeemable senior preferred shares of our subsidiary Etelequote Limited for an aggregate redemption price of approximately $20.0 million, (ii) repay approximately $6.8 million of principal and accrued unpaid interest on the outstanding 15.0% convertible loan notes of Etelequote Limited held by TRGI, (iii) repay approximately $9.1 million principal amount of senior secured notes of our subsidiary e-TeleQuote Insurance, Inc. and (iv) the repayment of approximately $1.0 million of principal and accrued unpaid interest on the outstanding 15.0% promissory note of Etelequote Limited held by TRGI. We will use the remaining net proceeds from this offering for working capital, capital expenditures, future strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies (although we have no binding obligations to enter into any such acquisitions or investments) and other general corporate purposes. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements.”

We will not receive any proceeds from the sale of common shares by the selling shareholder.

Dividend Policy:
We have never declared or paid any dividends on our common shares, and we currently do not plan to declare dividends on our common shares in the foreseeable future. See “Dividend Policy.”
Lock-Up Agreements:
We, our directors, executive officers and all of our existing shareholders and option holders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any of our shares or similar securities for 180 days after the date of this prospectus. See “Underwriting.”
Directed Share Program:
At our request, the underwriters have reserved up to 5.0% of the common shares being sold in this offering for sale to certain of our business associates, officers, directors, certain of their family members and others at the initial public offering price through a directed share program. The number of shares available for sale to the general public in this offering will be reduced to the extent that these reserved shares are purchased by these persons. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.
Listing:
We intend to apply to list our common shares on the Nasdaq Global Market under the symbol “IBEX.”
Risk Factors:
See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our company shares.

The number of our common shares to be issued and outstanding after this offering is based on 7,750,141 shares issued and outstanding as of June 30, 2017, and excludes:

•	2,007,498 common shares available for future issuance as of June 30, 2017 under our 2017 Stock Plan; and
•	1,611,944 common shares issuable upon exercise of a warrant issued to Amazon.com NV Investment Holdings LLC.

Except as otherwise indicated, all information in this prospectus assumes:

•	an initial public offering price of $ per share, the offering price set forth on the cover page of this prospectus;
•	the automatic conversion of 4,749,861 preferred shares held by TRGI into an equivalent number of our common shares, the conversion of which will occur upon completion of this offering; and
•	no exercise of the underwriters’ option to purchase up to an additional shares.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following summary consolidated historical financial and other data of IBEX Holdings Limited should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Historical Financial Information” and our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated historical financial data as of June 30, 2016 and 2017 and for the years then ended are derived from the audited consolidated financial statements of IBEX Holdings Limited included elsewhere in this prospectus and should be read in conjunction with those audited consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected for any future period.

	Fiscal Year Ended June 30,
	2016	2017
	(in thousands, except share and per share amounts)
Statements of Comprehensive Income Data:
Revenue	$323,016	$334,034
Other operating income	635	508
Employee benefits expenses(1)	(217,810)	(227,553)
Reseller commission and lead expenses	(30,123)	(34,809)
Depreciation and amortization	(12,655)	(13,832)
Other operating expenses	(54,501)	(60,673)
Operating profit / (loss)	8,562	(2,325)
Finance expenses	(5,130)	(6,393)
Profit / (loss) before taxation	3,432	(8,718)
Income tax expense	(1,861)	(295)
Net profit / (loss) for the year	$1,571	$(9,013)
Earnings / (loss) per share attributable to equity ordinary holders of the parent - basic and diluted(2)	$0.18	$(0.62)
Weighted average number of shares outstanding - basic and diluted	12,500,002	12,500,002
Unaudited pro forma net profit / (loss)(3)	4,888	(4,002)
Unaudited pro forma net profit / (loss) per share attributable to equity holders of the parent - basic and diluted(4)
Unaudited pro forma weighted average number of shares outstanding - basic and diluted(4)

Statements of Financial Position Data:
Cash and cash equivalents	$9,451	$21,321
Total assets	138,439	152,230
Borrowings current	28,377	41,597
Convertible loan note - related party	18,169	1,700
Borrowings non-current	12,205	14,651
Total non-current liabilities	19,298	23,607
Total liabilities	118,692	123,492
Total equity	19,747	28,738

Statements of Cash Flows Data:
Net cash inflow from operating activities	$3,042	$6,646
Net cash used in investing activities	$(11,583)	$(9,754)
Net cash inflow from financing activities	$12,188	$14,976

	Fiscal Year Ended June 30,
	2016	2017
	(in thousands, except share and per share amounts)
Other Financial and Operating Data:
Revenue from Customer Management segment	$259,093	$256,918
Revenue from Customer Acquisition segment	$63,923	$77,116
Adjusted EBITDA (unaudited)(5)	$22,902	$16,235
Adjusted EBITDA Margin (unaudited)(6)	7.1%	4.9%
Net Debt (unaudited)(7)	$49,300	$36,627
(1)	Mohammed Khaishgi, who has served as our chief executive officer since September 2017, did not serve in this capacity during the fiscal years ended June 30, 2016 and 2017 as he had other responsibilities within TRGI. Accordingly, the amounts reflected above for employee benefits expenses exclude compensation expense for Mr. Khaishgi.
(2)	See Note 24 to our audited consolidated financial statements included in this prospectus for additional information regarding the calculation of basic and diluted earnings / (loss) per share attributable to equity holders of the parent.
(3)	Unaudited pro forma net loss gives effect to (i) the automatic conversion of 4,749,861 preferred shares held by TRGI into an equivalent number of our common shares upon completion of this offering, (ii) the redemption of 1,538,462 non-convertible redeemable senior preferred shares of our subsidiary Etelequote Limited for an aggregate redemption price of approximately $20.0 million, (iii) the repayment of approximately $6.8 million of principal and accrued unpaid interest on the outstanding 15.0% convertible loan notes of Etelequote Limited held by TRGI, (iv) the repayment of approximately $9.1 million principal amount of senior secured notes of our subsidiary e-TeleQuote Insurance, Inc. and (v) the repayment of approximately $1.0 million of principal and accrued unpaid interest on the outstanding 15.0% promissory note of Etelequote Limited held by TRGI.
(4)	Unaudited pro forma weighted average number of shares outstanding—basic and diluted give effect to (i) the automatic conversion of 4,749,861 preferred shares held by TRGI into an equivalent number of our common shares upon completion of this offering and (ii) the cancellation of the outstanding options under the legacy equity incentive plans of the Continuing Business Entities and grant of options to purchase common shares under the 2017 Stock Plan with a weighted-average exercise price of $ per share. See Note 24 to our audited consolidated financial statements included in this prospectus for additional information regarding the calculation of basic and diluted earnings / (loss) per share attributable to equity holders of the parent and weighted average number of shares outstanding - basic and diluted.
(5)	We define “EBITDA” as net profit / (loss) before finance costs, income tax (credit) / expense, depreciation and amortization. We define “Adjusted EBITDA” as EBITDA before the effect of the following items: AIM delisting expenses, litigation and settlement expenses, foreign exchange losses, goodwill impairment, other income and share-based payment. We use Adjusted EBITDA internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance. We believe that Adjusted EBITDA is a meaningful indicator of the health of our business as it reflects our ability to generate cash that can be used to fund recurring capital expenditures and growth. Adjusted EBITDA also disregards non-cash or non-recurring charges that we believe are not reflective of our long-term performance. We also believe that Adjusted EBITDA is widely used by investors, securities analysts and other interested parties as a supplemental measure of performance and liquidity.

Adjusted EBITDA may not be comparable to other similarly titled measures of other companies and has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Some of these limitations are as follows:

•	although depreciation and amortization expense is a non-cash charge, the assets being depreciated and amortized may have to be replaced in the future, however, Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
•	Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect: (i) changes in, or cash requirements for, our working capital needs; (ii) debt service requirements; (iii) tax payments that may represent a reduction in cash available to us; and (iv) other cash costs that may recur in the future;
•	other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA along with other IFRS-based financial performance measures, including cash flows from operating activities, investing activities and financing activities, net profit / (loss) and our other IFRS financial results.

The following table provides a reconciliation of Adjusted EBITDA to net profit / (loss):

	Fiscal Year Ended June 30,
	2016	2017
	(unaudited)
	$ in thousands
Reconciliation of Adjusted EBITDA to Net Profit / (Loss)
Net profit / (loss) for the year	$1,571	$(9,013)
Finance costs	5,130	6,393
Income tax expense	1,861	295
Depreciation and amortization	12,655	13,832
EBITDA	$21,217	$11,507

Non-recurring expenses(a)	$345	$5,393
Foreign exchange losses	90	422
Goodwill impairment(b)	1,426	54
Other income(c)	(1,256)	(1,416)
Share-based payment	1,080	275
Adjusted EBITDA	$22,902	$16,235
(a)	Represents expenses of $1.0 million incurred to delist the shares of IBEX Global Solutions Ltd. and Digital Globe Services, Ltd. from the AIM segment of the London Stock Exchange. Also represents litigation and settlement costs and accruals for several litigation matters, consisting of $2.1 million (2017) in legal and settlement costs for a legal proceeding brought against DGS EDU LLC, and $2.0 million (2017) in legal and settlement costs and accruals for legal proceedings brought against IBEX Global Solutions, with the bulk of such expenses arising out of a class action lawsuit currently pending in the United States federal district court of Tennessee. See “Business—Legal Proceedings.”
(b)	The $54,000 impairment loss recognized in the fiscal year ended June 30, 2017 related to the closure in December 2016 of a facility acquired by a DGS cash-generating unit. The $1.4 million impairment loss recognized in the fiscal year ended June 30, 2016 related to the write-off of the goodwill attributable to the DGS EDU LLC business.
(c)	Represents non-recurring income attributable to a now-expired arrangement under which TRGI reimbursed for the purchase of certain software that was also used by other TRGI group companies.

(6)	We calculate “Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenues.
(7)	We calculate “Net Debt” as total borrowings less cash and cash equivalents. Net debt excludes 1,538,462 senior preferred shares at June 30, 2017, which are mandatorily redeemable on or before June 6, 2018 at a redemption price of $13.00 per share upon the event of a public offering of IBEX Holdings Limited, to the extent of the proceeds of such an offering. The following table provides a reconciliation of total borrowings to Net Debt:
	Fiscal Year Ended June 30,
	2016	2017
	(unaudited)
	$ in thousands
Net Debt Reconciliation
Borrowings - non current	$12,205	$14,651
Borrowings - current	28,377	41,597
Convertible loan note - related party	18,169	1,700
	$58,751	$57,948
Less: Cash and cash equivalents	9,451	21,321
Net Debt	$49,300	$36,627

RECENT DEVELOPMENTS

On November 13, 2017, we issued to Amazon.com NV Investment Holdings LLC, a subsidiary of Amazon.com, Inc. (“Amazon”), a 10-year warrant to acquire 1,611,944 of our common shares, representing 10.0% of our equity on a fully diluted and as-converted basis as of the date of issuance of the warrant. The warrant is exercisable, either for cash or on a net issuance basis, at a price per share equal to the initial public offering per share in this offering.

The common shares subject to the warrant vest on an incremental basis upon the satisfaction of specified milestones that are tied to payments made by Amazon in connection with the purchase of services from us during a seven and a half year period ending on June 30, 2024, and the warrant will become fully vested when a cumulative total of $600.0 million is paid by Amazon to us during this period. The vesting is partially accelerated in the event of a reorganization transaction (as defined in the warrant).

The exercise price and the number of common shares issuable upon exercise of the warrant are subject to customary anti-dilution adjustments.

Amazon is entitled to customary shelf and piggy-back registration rights with respect to the common shares issued upon exercise of the warrant. Amazon may not transfer the warrant except to a wholly-owned subsidiary of Amazon.

RISK FACTORS

This offering and an investment in our common shares involve a significant degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase our common shares. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our common shares could decline and you could lose all or part of your investment in our common shares.

Risks Related to Our Business

Our business is dependent on key clients, and the loss of a key client could adversely affect our business and results of operations.

We derive a substantial portion of our revenues from a few key clients. Our top three clients accounted for 63.1% and 58.4% of our revenues for the fiscal years ended June 30, 2016 and 2017, respectively. Three of our clients each represented greater than 10.0% of our revenues during each of those periods. Our largest client was responsible for 32.5% and 25.7% of our total revenues for the fiscal years ended June 30, 2016 and 2017, respectively. Our second largest client was responsible for 15.8% and 19.9% of our total revenues for the fiscal years ended June 30, 2016 and 2017, respectively. Our third largest client was responsible for 14.8% and 12.7% of our total revenues for the fiscal years ended June 30, 2016 and 2017, respectively. The loss of business with or the failure to retain a significant amount of business with any of our key clients could have a material adverse effect on our business, financial condition and results of operations.

We enter into multi-year contracts with our clients. Our failure to price these contracts correctly may negatively affect our profitability.

The pricing of our solutions is usually included in statements of work entered into with our clients, many of which are for terms of two to five years. In certain cases, we have committed to pricing over this period with limited to no sharing of risks regarding inflation and currency exchange rates. In addition, we are obligated under some of our contracts to deliver productivity benefits to our clients, such as reduction in handle time or speed to answer. If we fail to accurately estimate future wage inflation rates, unhedged currency exchange rates or our costs, or if we fail to accurately estimate the productivity benefits we can achieve under a contract, it could have a material adverse effect on our business, results of operations and financial condition.

The terms of our client contracts may limit our profitability or enable our clients to reduce or terminate their use of our solutions.

Most of our client contracts do not have minimum volume requirements, and the profitability of each client contract or work order may fluctuate, sometimes significantly, throughout various stages of the program. Certain contracts have performance-related bonus (penalty) provisions that require the client to pay us a bonus (require us to issue the client a credit) based upon our meeting (failing to meet) agreed-upon service levels and performance metrics. In addition, certain of our client contracts may subject us to potential liability and / or rebate payments in certain circumstances. Moreover, although our objective is to sign multi-year agreements, our contracts generally allow the client to terminate the contract for convenience or reduce their use of our solutions. There can be no assurance that our clients will not terminate their contracts before their scheduled expiration dates, that the volume of services for these programs will not be reduced, that we will be able to avoid penalties or earn performance bonuses for our solutions, or that we will be able to terminate unprofitable contracts without incurring significant liabilities. For these reasons, there can be no assurance that our client contracts will be profitable for us or that we will be able to achieve or maintain any particular level of profitability through our client contracts.

The consolidation of our clients or potential clients may adversely affect our business, financial condition, results of operations and prospects.

Consolidation of the potential users of our solutions, particularly those in the telecommunications, technology, cable and insurance industries, may decrease the number of clients who contract our solutions. Any significant reduction in or elimination of the use of the solutions we provide as a result of consolidation would result in reduced net revenue to us and could harm our business. Such consolidation may encourage clients to apply increasing pressure on us to lower the prices we charge for our solutions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our clients decide to enter into or further expand insourcing activities in the future, or if current trends toward outsourcing services and/or outsourcing activities are reversed, it may materially adversely affect our business, results of operations, financial condition and prospects.

Our current agreements with our clients do not prevent our clients from insourcing services that are currently outsourced to us, and none of our clients have entered into any non-compete agreements with us. Our current clients may seek to insource services similar to those we provide. Any decision by our key clients to enter into or further expand insourcing activities in the future could cause us to lose a significant volume of business and may materially adversely affect our business, financial condition, results of operations and prospects.

Moreover, the trend towards outsourcing business processes may not continue and could be reversed by factors beyond our control, including negative perceptions attached to outsourcing activities or government regulations against outsourcing activities. Current or prospective clients may elect to perform such services in-house that may be associated with using an offshore provider. Political opposition to outsourcing services and / or outsourcing activities may also arise in certain countries if there is a perception that such actions have a negative effect on domestic employment opportunities.

In addition, our business may be adversely affected by potential new laws and regulations prohibiting or limiting outsourcing of certain core business activities of our clients in key jurisdictions in which we conduct our business, such as in the United States. The introduction of such laws and regulations or the change in interpretation of existing laws and regulations could adversely affect our business, financial condition, results of operations and prospects.

We have a limited operating history as an integrated company under the IBEX brand, which makes it difficult to evaluate our future prospects and the risks and uncertainties we may encounter.

Prior to June 30, 2017, our business was conducted through the Continuing Business Entities. In 2017, TRGI completed the Reorganization Transaction, pursuant to which the Continuing Business Entities became wholly-owned subsidiaries of our parent company. Although our subsidiaries have individually conducted operations for years, we have a limited history operating the Continuing Business Entities as an integrated business under the IBEX brand, which make it difficult to evaluate our future prospects and the risks and uncertainties we may encounter in seeking to execute on our strategies. These risks and uncertainties include our ability to:

•	cross-sell our full spectrum of CLX solutions;
•	educate the market on our full spectrum of CLX solutions;
•	reposition and expand our brand to reflect our full spectrum of CLX solutions; and
•	manage and execute our full spectrum of CLX solutions as part of an integrated company.

Our historical performance, or that of our subsidiaries, should not be considered indicative of our future performance. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described above and elsewhere in this prospectus. If we are unable to successfully address these risks and uncertainties, our business, financial condition, operating results and prospects could be materially adversely affected.

Portions of our business have long sales cycles and a long implementation cycles, which require significant resources and working capital.

A substantial majority of our revenues are derived from client contracts entered into after long sales cycles, which require significant investment of capital, resources and time by both our clients and us. Before committing to use our solutions, potential clients require us to expend substantial time and resources educating them as to the value of our solutions and assessing the feasibility of integrating our systems and processes with theirs. As a result, our selling cycle, which typically ranges from one to two years, is subject to many risks and delays over which we have little or no control, including our clients’ decisions to choose alternatives to our solutions (such as other providers or in-house resources) and the timing of our clients’ budget cycles and approval processes.

In addition, implementing our solutions involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may also experience delays in obtaining internal approvals or may face delays associated with technology or system implementations, thereby further delaying the implementation process.

If we fail to close sales with potential clients to whom we have devoted significant time and resources, or if our current and future clients are not willing or able to invest the time and resources necessary to implement our solutions, our business, financial condition, results of operations and prospects could suffer.

Our business relies heavily on technology, telephony and computer systems as well as third-party telecommunications providers, which subjects us to various uncertainties.

We rely heavily on sophisticated and specialized communications and computer technology coupled with third-party telecommunications and bandwidth providers to provide high-quality and reliable real time solutions on behalf of our clients through our delivery centers. In our Customer Acquisition solution, the majority of our sales are conducted via sales queues in our contact centers. In both our Customer Acquisition solution and our Customer Engagement solution, we are typically required to record and maintain recordings of telephonic interactions with customers. We rely on telephone, call recording, customer relationship management and other systems and technology in our contact center operations. Our operations therefore depend on the proper functioning of our equipment and systems, including telephony, hardware and software. Third-party suppliers provide most of our systems, hardware and software, while our development teams build some in-house. We also rely on the telecommunications and data services provided by local communication companies in the countries in which we operate as well as domestic and international long distance service providers. Despite our efforts for adequate backup and redundancy mechanisms, any disruptions in the delivery of our services due to the failure of our systems, hardware or software, whether provided and maintained by third parties or in-house teams, or due to interruptions in our telecommunications or data services that adversely affect the quality or reliability (or perceived quality or reliability) of our solutions or render us unable to handle increased volumes of customer interaction during periods of high demand, may result in reduction in revenue, loss of clients, or unexpected investment in new systems or technology to ensure that we can continue to provide high-quality and reliable solutions to our clients. The occurrence of any such interruption or unplanned investment could materially adversely affect our business, financial positions, operating results and prospects.

In addition, in some areas of our business, we depend upon the quality and reliability of the services and products of our clients which we help to sell to their end customers. If the solutions we provide to our clients experience technical difficulties or quality issues, we may have a harder time selling services and products to end customers which could have an adverse impact on our business and operating results.

We further anticipate that it will be necessary to continue to invest in our technology and communications infrastructure to ensure reliability and maintain our competitiveness. This is likely to result in significant ongoing capital expenditures for maintenance as well as growth as we continue to grow our business. There can be no assurance that any of our information systems will be adequate to meet our future needs or that we will be able to incorporate new technology to enhance and develop our existing solutions. Moreover, investments in technology, including future investments in upgrades and enhancements to hardware or software, may not necessarily maintain our competitiveness. Our future success will also depend in part on our ability to anticipate and develop information technology solutions that keep pace with evolving industry standards and changing client demands.

Our business is heavily dependent upon our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica, and any disruption to those operations would adversely affect us.

Outside of the United States, a substantial portion of our operations are conducted in Pakistan, the Philippines and increasingly, Jamaica. Pakistan has experienced, and continues to experience, political and social unrest and acts of terrorism. The Philippines has experienced political instability and acts of natural disaster, such as typhoons and flooding, and continues to be at risk of similar and other events that may disrupt our operations. Our operations in Jamaica, which commenced in 2016 and have been growing quickly, are also subject to political instability, natural disasters, crime and similar other risks. We also conduct operations in Canada, Nicaragua, Senegal and the United Kingdom which are subject to various risks germane to those locations.

Our international operations, particularly in Pakistan, the Philippines and Jamaica, and our ability to maintain our offshore facilities in those jurisdictions is an essential component of our business model, as the labor costs in certain of those jurisdictions are substantially lower than the cost of comparable labor in the United States and other developed countries, which allows us to competitively price our solutions. Our competitive advantage will be greatly diminished and may disappear altogether as a result of a number of factors, including:

•	political unrest;
•	social unrest;
•	terrorism or war;
•	failure of power grids in certain of the countries in which we operate, which is subject to frequent outages;
•	currency fluctuations;
•	changes to the laws of the jurisdictions in which we operate; or
•	increases in the cost of labor and supplies in the jurisdictions in which we operate.

Our international operations may also be affected by trade restrictions, such as tariffs or other trade controls. If we are unable to continue to leverage the skills and experience of our international workforce, particularly in Pakistan and the Philippines and increasingly so in Jamaica, we may be unable to provide our solutions at an attractive price and our business could be materially and negatively impacted.

The inelasticity of our labor costs relative to short-term movements in client demand could adversely affect our business, financial condition and results of operations.

Our business depends on maintaining large numbers of agents to service our clients’ business needs, and we tend not to terminate agents on short notice to respond to temporary declines in demand in excess of agreed levels, as rehiring and retraining agents at a later date would force us to incur additional expenses, and any termination of our employees would also involve the incurrence of significant additional costs in the form of severance payments to comply with labor regulations in the various jurisdictions in which we operate our business, all of which would have an adverse impact on our operating profit margins. Additionally, the hiring and training of our agents in response to increased demand takes time and results in additional short term expenses. These factors constrain our ability to adjust our labor costs for short-term movements in demand, which could have a material adverse effect on our business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting and, if we fail to promptly remediate our current material weaknesses or if we are unable to implement and maintain effective internal control over financial reporting in the future, our results of operations and the price of our common shares could be adversely affected.

During our audit process in accordance with PCAOB standards for the fiscal years ended June 30, 2016 and 2017, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as defined in Rule 12b-2 under Exchange Act. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis. Specifically, the material weaknesses related to errors identified in technical accounting areas due to a lack of sufficiently detailed technical analysis of complex accounting matters and related disclosures, lack of formal reviews and reconciliations in the financial reporting process, and various control deficiencies related to information technology general controls. These material weaknesses could result in material misstatements of our financial statements that would not be prevented or detected.

We are in the process of implementing measures designed to improve our internal control over financial reporting and to remediate the material weaknesses identified above. We are actively engaged in assessing our control processes to identify, design, implement, and test our activities related to internal control over financial reporting. In addition, we intend to expand our accounting and financial reporting staff by hiring additional personnel with technical accounting expertise in IFRS as issued by the IASB, including a corporate controller. We will also align the controls utilized by our Continuing Business Entities other than the legacy IBEX companies to the internal controls in place at the legacy IBEX companies which are more robust due to scale and operational maturity.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required to date. As an emerging growth company and pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ended June 30, 2019, our management will be required to report on the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We have not yet made a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Also, once we no longer qualify as an EGC the independent registered public accounting firm that audits our financial statements will also be required to audit our internal control over financial reporting. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and the price of our shares. Moreover, it may cost us more than we expect to comply with these control- and procedure-related requirements. Failure to comply with Section 404 or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations could potentially result in a loss in investor confidence in our reported financial information and subject us to sanctions or investigations by regulatory authorities.

If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result.

The anticipated strategic and financial benefits of our relationship with Amazon may not be realized.

We issued a warrant to Amazon with the expectation that the warrant would result in various benefits including, among others, growth in revenues and improved cash flows. Achieving the anticipated benefits from the warrant is subject to a number of challenges and uncertainties. If we are unable to achieve our objectives or if we experience delays, the expected benefits may be only partially realized or not at all, or may take longer to realize than expected, which could adversely impact our financial condition and results of operations.

The success of our business depends on our senior management and key employees.

Our success depends on the continued service and performance of our senior management and other key personnel. In each of the industries in which we participate, there is competition for experienced senior management and personnel with industry-specific expertise. We may not be able to retain our key personnel or recruit skilled personnel with appropriate qualifications and experience. The loss of key members of our personnel, particularly to competitors, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to attract, hire, train and retain sufficient numbers of agents and other employees in a timely fashion at our facilities to support our operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business relies on large numbers of trained agents and other employees at our facilities, and our success depends to a significant extent on our ability to attract, hire, train and retain agents and other employees. The outsourcing industry experiences high employee turnover. In addition, we compete for employees not only with other companies in our industry, but also with companies in other industries. Increased competition for these employees, in our industry or otherwise, particularly in tight labor markets, could have an adverse effect on our business. Additionally, a significant increase in the turnover rate among trained employees could increase our costs and decrease our operating profit margins.

In addition, our ability to maintain and renew existing client engagements, obtain new business and increase our margins will depend, in large part, on our ability to attract, hire, train and retain employees with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards, new technology applications and changing client preferences. Our failure to attract, train and retain personnel with the experience and skills necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully into our operations could have a material adverse effect on our business, financial condition, results of operations and prospects.

In our Medicare insurance agency division, we rely to a significant degree on licensed health insurance agents. These employees must first be licensed by the states in which they are selling Medicare private health insurance plans and, in addition, be certified and appointed with the health insurance carrier that offers the plans in each state that the plans are being sold by the agent. Because a significant number of Medicare plans are sold in the fourth quarter of each calendar year during the Medicare annual enrollment period, we hire and train a significant number of additional employees on a temporary or seasonal basis in a limited period of time. It may be difficult for the health insurance agents we employ and our systems and processes to handle the increased volume of health insurance transactions that occur in a short period of time during the Medicare annual enrollment period. We must also ensure that our health insurance agent employees are timely licensed in a significant number of states and certified and appointed with the health insurance carriers whose products we sell. We depend upon state departments of insurance and health insurance carriers for the licensing, certification and appointment of our health insurance agent employees. We may not be successful in timely hiring a sufficient number of additional licensed agents or other employees for the Medicare annual enrollment period, and even if we are successful, these employees may experience delays in obtaining health insurance licenses and certifications and health insurance carrier appointments with our health insurance carrier partners. If we and our health insurance agent employees are not successful in these regards, our ability to sell Medicare-related health insurance plans will be impaired during the annual enrollment period, which would harm our business, operating results and financial condition.

If we are not successful in converting visitors to our customer acquisition websites into purchasers or subscribers, our business and operating results may be harmed.

The growth of our customer acquisition business depends in part upon growth in the number of our customers or subscribers we are able to acquire for our clients or insurance carrier partners. The rate at which we convert consumers into customers or subscribers using our customer acquisition websites is a significant factor in the growth of our customer acquisition business. A number of factors could influence this conversion rate for any given period, some of which are outside of our control. These factors include:

•	the quality of the consumer experience on our customer acquisition websites and with our delivery center;
•	the variety and affordability of the products and services that we offer on behalf of our clients and carrier partners;
•	system failures or interruptions in the operation of our customer acquisition websites;
•	changes in the mix of consumers who are referred to us through our direct marketing partners, online advertising subscriber acquisition channels and other marketing channels; and
•	in the case of our Medicare insurance agency division:
•	the number, type and identity of the health insurance carriers offering the health insurance products for which consumers have expressed interest, and the degree to which our technology is integrated with those carriers; and
•	the health insurance carrier underwriting guidelines applicable to applications submitted by consumers and the amount of time a carrier takes to make a decision on that application.

Even if the rate at which we convert visitors to customers or subscribers declines, the marketing and lead generation costs that have already been incurred are unlikely to decline correspondingly. Therefore, such a decline in conversion rate of consumers visiting our customer acquisition websites is likely to result in reduced revenues and a further reduced margin, which could have a material adverse effect on our business, financial condition and operating results.

We depend upon internet search engines to attract a significant portion of the consumers who visit our customer acquisition websites, and if we are unable to advertise on search engines on a cost-effective basis, our business and operating results would be harmed.

We maintain a number of different customer acquisition websites to market our clients’ offerings to consumers in their target customer segments. Such client service offerings include cable, internet and paid television services, and Medicare private health insurance products marketed and sold by our Medicare insurance agency division. We derive a significant portion of our customer acquisition website traffic from consumers who search products or services using Internet search engines, such as Google, MSN and Yahoo!. A critical factor in attracting consumers to our customer acquisition websites is whether our clients’ offerings are prominently displayed in response to an internet search relating to specific products or services that we market. Search engines typically provide two types of search results, unpaid (natural) listings and paid advertisements. We rely on both unpaid listings and paid advertisements to attract consumers to our customer acquisition websites.

Unpaid search result listings are determined and displayed in accordance with a set of formulas or algorithms developed by the particular internet search engine. The algorithms determine the order of the listing of results in response to the consumer’s internet search. From time to time, search engines revise these algorithms. In some instances, these modifications have caused our customer acquisition websites to be listed less prominently in unpaid search results, which has resulted in decreased traffic to these websites. Our customer acquisition websites may also become listed less prominently in unpaid search results for other reasons, such as search engine technical difficulties, search engine technical changes and changes we decide to make to our websites. In addition, search engines have deemed the practices of some companies to be inconsistent with search engine guidelines and decided not to list their websites in search result listings at all. If we are listed less prominently in search result listings for any reason, the traffic to our customer acquisition websites would likely decline, which would harm our operating results. If we decide to attempt to replace this traffic, we may be required to increase our marketing expenditures, which also would harm our operating results and financial condition.

We also purchase paid advertisements on search engines in order to attract users to our customer acquisition websites. We typically pay a search engine for prominent placement of our name and website when certain specific terms are searched on the search engine, regardless of the unpaid search result listings. In some circumstances, the prominence of the placement of our name and website is determined by a combination of factors, including the amount we are willing to pay and algorithms designed to determine the relevance of our paid advertisement to a particular search term. We bid against our competitors and others for the display of these paid search engine advertisements. If there is increased competition for the display of paid advertisements in response to search terms related to our business, our advertising expenses could rise significantly or we could reduce or discontinue our paid search advertisements, either of which could harm our business, operating results and financial condition.

We rely significantly on third-party marketing partners for the sale of our clients’ offerings and Medicare products sold through our digital insurance agency business. Our business and operating results would be harmed if we are unable to maintain effective relationships with our existing marketing partners or if we do not establish successful relationships with new marketing partners.

In addition to marketing through internet search engines, we frequently enter into contractual marketing relationships with other online and offline businesses that promote us to their customers. These marketing partners include financial and online service companies, affiliate programs and online advertisers and content providers. For example, for our Medicare business, we typically compensate our marketing partners for their referrals on a submitted health insurance application basis and, if they are licensed to sell health insurance, may share a percentage of the commission we earn from the health insurance carrier for each subscriber referred by the marketing partner. Although many of our marketing partners agree to an initial one or two-year term contract, some of our marketing partner agreements are terminable sooner.

Many factors influence the success of our relationship with our marketing partners, including:

•	the continued positive market presence, reputation and growth of the marketing partner;
•	the effectiveness of the marketing partner in marketing our websites and services;
•	the interest of the marketing partner’s customers in the products and services that we offer on our customer acquisition websites;
•	the contractual terms we negotiate with the marketing partner, including the marketing fee we agree to pay a marketing partner;
•	the percentage of the marketing partner’s customers that purchase products or services through our customer acquisition websites;
•	the ability of a marketing partner to maintain efficient and uninterrupted operation of its website; and
•	our ability to work with the marketing partner to implement website changes, launch marketing campaigns and pursue other initiatives necessary to maintain positive consumer experiences and acceptable traffic volumes.

If we are unable to maintain successful relationships with our existing marketing partners or fail to establish successful relationships with new marketing partners, our business, operating results and financial condition will be harmed.

Our business depends in part on our capacity to invest in technology as it develops, and substantial increases in the costs of technology and telecommunications services or our inability to attract and retain the necessary technologists could have a material adverse effect on our business, financial condition, results of operations and prospects.

The use of technology in our industry has and will continue to expand and change rapidly. Our business depends, in part, upon our ability to develop and implement solutions that anticipate and keep pace with continuing changes in technology, industry standards and client preferences. We may incur significant expenses in an effort to keep pace with customer preferences for technology or to gain a competitive advantage through technological expertise or new technologies.

If we do not recognize the importance of a particular new technology to our business in a timely manner, are not committed to investing in and developing or adopting such new technology and applying these technologies to our business, or are unable to attract and retain the technologists necessary to develop and implement such technologies, our current solutions may be less attractive to existing and new clients, and we may lose market share to competitors who have recognized these trends and invested in such technology. There can be no assurance that we will have sufficient capacity or capital to meet these challenges. Any such failure to recognize the importance of such technology, a decision not to invest and develop or adopt such technology that keeps pace with evolving industry standards and changing client demands, or an inability to attract and retain the technologists necessary to develop and implement such technology could have a material adverse effect on our business, financial condition, results of operations and prospects.

Increases in employee expenses as well as changes to labor laws could reduce our profit margin.

For the fiscal years ended June 30, 2016 and 2017, employee salaries and benefits expenses accounted for $217.8 million and $227.6 million, respectively, representing 67.4%, and 68.1%, respectively, of our revenues in those periods.

Employee salaries and benefits expenses in each of the countries in which we operate are a function of the country’s economic growth, level of employment and overall competition for qualified employees in the country. In most of our locations including the United States, the Philippines and Pakistan, we have experienced increased labor cost during the fiscal years ended June 30, 2016 and 2017 due to increased demand and greater competition for qualified employees. For further details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Results of Operations—Operating Expenses.”

We may not be successful in our attempt to control costs associated with salaries and benefits as we continue to add capacity in locations where we consider wage levels of skilled personnel to be satisfactory. We may need to increase employee compensation more than in previous periods to remain competitive in attracting the quantity and quality of employees that our business requires, which may reduce our profit margins and have a material adverse effect on our cash flows, business, financial condition, results of operations and prospects. In addition, wage increases or other expenses related to the termination of our employees may reduce our profit margins and have a material adverse effect on our cash flows, business, financial condition, results of operations and prospects. If we expand our operations into new jurisdictions, we may be subject to increased operating costs, including higher employee compensation expenses in these new jurisdictions relative to our current operating costs, which could have a negative effect on our profit margin.

Furthermore, most of the countries in which we operate have labor protection laws, which may include statutorily mandated minimum annual wage increases, legislation that imposes financial obligations on employers and laws governing the employment of workers. These labor laws in one or more of the key jurisdictions in which we operate, particularly in the United States, Pakistan, the Philippines, Jamaica or Nicaragua, may be modified in the future in a way that is detrimental to our business. If these labor laws become more stringent, or if there are increases in statutory minimum wages or higher labor costs in these jurisdictions, it may become more difficult for us to discharge employees, or cost effectively downsize our operations as our level of activity fluctuates, both of which would likely reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations and prospects.

Natural events, health epidemics, wars, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.

Natural events (such as floods and earthquakes), health epidemics, wars, terrorist attacks and other acts of violence could result in significant worker absenteeism, lower asset utilization rates, voluntary or mandatory closure of our facilities, travel restrictions on our employees, and other disruptions to our business. These events could adversely affect our clients’ levels of business activity and have a material adverse effect on our business, financial condition, results of operations and prospects.

We may face difficulties as we expand our operations into countries in which we have no prior operating experience.

We may expand our global operations in order to maintain an appropriate cost structure and meet our clients’ needs. This may involve expanding into countries other than those in which we currently operate and where we have less familiarity with local procedures. It may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries, we may encounter economic, regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, financial condition, results of operations and prospects.

Our profitability will suffer if we are not able to maintain asset utilization levels, price appropriately and control our costs.

Our profitability is largely a function of the efficiency with which we utilize our assets, particularly our people and facilities, and the pricing that we are able to obtain for our solutions. Our utilization rates are affected by a number of factors, including our ability to transition employees from completed projects to new assignments, hire and assimilate new employees, forecast demand for our solutions and thereby maintain an appropriate headcount in each of our locations and geographies, manage attrition, accommodate our clients’ requests to shift the mix of delivery locations during the pendency of a contract, and manage resources for training, professional development and other typically non-billable activities. The prices we are able to charge for our solutions are affected by a number of factors, including our clients’ perceptions of our ability to add value through our solutions, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenues from client engagements, margins and cash flows over increasingly longer contract periods and general economic and political conditions. Therefore, if we are unable to price appropriately or manage our asset utilization levels, there could be a material adverse effect on our business, results of operations and financial condition.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and grow our business, we may not be able to manage the significantly larger and more geographically diverse workforce and our profitability may suffer.

The inability or unwillingness of clients that represent a large portion of our accounts receivable balance to pay such balances in a timely fashion could adversely affect our business.

We often carry significant accounts receivable balances from a limited number of clients that generate a large portion of our revenues. A client may become unable or unwilling to pay its balance in a timely fashion due to a general economic slowdown, economic weakness in its industry or the financial insolvency of its business. While we closely monitor our accounts receivable balances, a client’s financial inability or unwillingness, for any reason, to pay a large accounts receivable balance would adversely impact our financial condition and cash flow and could adversely impact our ability to draw upon our receivables-backed lines of credit.

If we are unable to fund our working capital requirements and new investments, our business, financial condition, results of operations and prospects could be adversely affected.

Our business is characterized by high working capital requirements and the need to make new investments in operating sites and employee resources to meet the requirements of our clients. Similar to our competitors in this industry, we incur significant start-up costs related to investments in infrastructure to provide our solutions and the hiring and training of employees, such expenses historically being incurred before revenues are generated.

We are exposed to adverse changes in our clients’ payment policies. If our key clients implement policies which extend the payment terms of our invoices, our working capital levels could be adversely affected and our financing costs may increase. If we are unable to fund our working capital requirements, access financing at competitive rates or make investments to meet the expanding business of our existing and potential new clients, our business, financial condition, results of operations and prospects could be adversely affected.

Our operating results may fluctuate from quarter to quarter due to various factors including seasonality.

Our operating results may vary significantly from one quarter to the next and our business may be impacted by factors such as client loss, the timing of new contracts and of new product or service offerings, termination of existing contracts, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our solutions, start-up costs, delays or difficulties in expanding our operating facilities and infrastructure, delays or difficulties in recruiting, changes to our revenue mix or to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients. The financial benefit of gaining a new client may not be recognized at the intended time due to delays in the implementation of our solutions and / or negatively impacted due to an increase in the start-up costs.

Our Medicare insurance agency business is highly seasonal, with a significant portion of annual activity occurring during the Annual Election Period (“AEP’) from October 15th to December 7th each year. Historically, the BPO industry experiences increased volumes during the fourth calendar quarter of the year. These seasonal effects also cause differences in revenues and income among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or used to predict annual financial results.

The sales cycle for our solutions, typically from one to two years, and the internal budget and approval processes of our prospective clients, make it difficult to predict the timing of new client engagements.

The repositioning of our brand may not be successful.

During fiscal year 2017, we launched an initiative to reposition the brands and corporate names associated with certain of the businesses conducted by the Continuing Business Entities to the IBEX brand. We believe that our reputation and brand is of significant importance to the success of our business. A well-recognized brand is critical to increasing our customer base and, in turn, increasing our revenue. Our ability to remain competitive depends to a large extent on our ability to maintain and enhance our reputation and brand, which could be difficult and expensive. To maintain and enhance our reputation and brand, we need to successfully manage many aspects of our business, such as cost-effective marketing campaigns to increase brand recognition and awareness in a highly competitive market.

We intend to continue conducting various marketing and brand promotion activities in connection with the repositioning of the IBEX brand. However, our brand promotion activities may not be successful or yield increased revenue. If we fail to maintain and enhance our reputation and brand, successfully reposition legacy brands to the IBEX brand, or if we incur excessive expenses in our efforts to do so, our business, financial conditions, results of operations and prospects could be adversely affected.

Damage or disruptions to our technology systems and facilities either through events beyond or within our control could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our key technology systems and facilities may be damaged in natural disasters such as earthquakes or fires or subject to damage or compromise from human error, technical disruptions, power failure, computer glitches and viruses, telecommunications failures, adverse weather conditions and other unforeseen events, all of which are beyond our control or through bad service or poor performance which are within our control. Such events may cause disruptions to information systems, electrical power and telephone service for sustained periods. Any significant failure, damage or destruction of our equipment or systems, or any major disruptions to basic infrastructure such as power and telecommunications systems in the locations in which we operate, could impede our ability to provide solutions to our clients and thus adversely affect their businesses, have a negative impact on our reputation and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities.

While we maintain property and business interruption insurance, our insurance coverage may not be sufficient to guarantee costs of repairing the damage caused by such disruptive events and such events may not be covered under our policies. Prolonged disruption of our solutions, even if due to events beyond our control, could also entitle our clients to terminate their contracts with us or result in other brand and reputational damages, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We face substantial competition in our business.

The market in which we compete, which is comprised of the historic customer acquisition, customer engagement and experience, and customer experience management market segments, is highly fragmented and continuously evolving. We face competition from a variety of companies, including some of our own clients, which operate in distinct segments of the customer lifecycle journey. These segments are very competitive, and we expect competition to remain intense from a number of sources in the future. We believe that the most significant competitive factors in the markets in which we operate are service quality, value-added service offerings, industry experience, advanced technological capabilities, global coverage, reliability, scalability, security and price. The trend toward near- and offshore outsourcing, international expansion by foreign and domestic competitors and continued technological changes may result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographical locations with lower costs than those in which we operate.

Some of our existing and future competitors have or will have greater financial, human and other resources, longer operating histories, greater technological expertise and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address customer needs and reduce operating costs, or enter into similar arrangements with potential clients. Further, trends of consolidation in our certain industries and among competitors may result in new competitors with greater scale, a broader footprint, better technologies and price efficiencies attractive to our clients. Increased competition, our inability to compete successfully, pricing pressures or loss of market share could result in reduced operating profit margins and diminished financial performance which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Unfavorable economic conditions, especially in the United States and in the telecommunications, technology, cable and insurance industries from which we generate most of our revenue, could adversely affect our business, results of operations, financial condition and prospects.

Our results of operations may vary based on the impact of changes in the global economy on our clients. While it is often difficult to predict the impact of general economic conditions on our business, unfavorable economic conditions, such as those that occurred during the global financial crisis and economic downturn that began in 2008, could adversely affect the demand for some of our clients’ products and services and, in turn, could cause a decline in the demand for our solutions. Additionally, several of our clients, particularly in the telecommunications and technology industries, have experienced substantial price competition. As a result, we face increasing price pressure from such clients, which, if continued, could negatively affect our operating and financial performance.

Our business and future growth depend largely on continued demand for our solutions from clients based in the United States, particularly in the telecommunications, technology, cable and health and health insurance industries. During the fiscal years ended June 30, 2016 and 2017, we derived 95.7% and 94.3%, respectively, of our total revenues from customers based in the United States. In addition, a substantial portion of our clients is concentrated in the telecommunications, technology, cable and health and health insurance industries. For the fiscal year ended June 30, 2016, 48.6% of our revenues were derived from clients in the telecommunications industry, 22.5% of our revenues were derived from clients in the technology industry, 11.3% of our revenues were derived from clients in the cable industry and 5.1% of our revenues were derived from clients in the health and health insurance industry. For the fiscal year ended June 30, 2017, 47.7% of our revenues were derived from clients in the telecommunications industry, 25.2% of our revenues was derived from clients in the technology industry, 12.5% of our revenues were derived from clients in the cable industry and 6.6% of our revenues were derived from clients in the insurance industry.

For these reasons, among others, the occurrence of unfavorable economic conditions could adversely affect our business, results of operations, financial condition and prospects.

If our solutions do not comply with the quality standards required by our clients under our agreements, our clients may assert claims for reduced payments to us or substantial damages against us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Many of our client contracts contain service level and performance requirements, including requirements relating to the quality of our solutions. Failure to meet service requirements or real or perceived errors made by our employees in the course of delivering our solutions could result in a reduction of revenue, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, in connection with our service contracts, certain representations are made, including representations relating to the quality and experience of our personnel. A failure or inability to meet these requirements or a breach of such representations could result in a claim for damages against us and seriously damage our reputation and affect our ability to attract new business.

Our business prospects will suffer if we are unable to continue to anticipate our clients’ needs by adapting to market and technology trends.

Our success depends, in part, upon our ability to anticipate our clients’ needs by adapting to market and technology trends. We may need to invest significant resources in research and development to maintain and improve our solutions and respond to our clients’ changing needs. However, we may not be able to modify our current solutions or develop, introduce and integrate new solutions in a timely manner or on a cost-effective basis. If we are unable to further refine and enhance our solutions or to anticipate innovation opportunities and keep pace with evolving technologies, our solutions could become uncompetitive or obsolete and as a result our clients may terminate their relationship with us or choose to divert their business elsewhere, and our revenues may decline as a result. In addition, we may experience technical problems and additional costs as we introduce new solutions, deploy future iterations of our solutions and integrate new solutions with existing client systems and workflows. If any of these or related problems were to arise, our business, financial condition, results of operations and prospects could be adversely affected.

In addition, we plan to expand across client industries and enter into new industry verticals such as travel and hospitality. If we are unable to successfully adapt our solutions to these industry verticals, our potential growth opportunities could be compromised.

We rely on our clients and in our Medicare insurance agency division, our partner health insurance carriers to accurately and regularly prepare commission reports. If these reports are inaccurate or not sent to us in a timely manner, our business and operating results could be harmed.

Our clients and in our Medicare insurance agency division, our partner health insurance carriers typically pay us a specified amount for each customer or subscriber that we acquire for them.

•	In our Customer Acquisition segment (other than our Medicare insurance agency division), our clients typically pay us a fixed amount per subscriber that we acquire, the amount of which could depend on the specific products or services subscribed by the customer. Furthermore, if the customer disconnects within a certain period, our client is entitled to claw back our commissions.
•	In our Medicare insurance agency division, the health insurance carriers pay us a percentage of the premium amount collected by them during the period that a subscriber maintains coverage under a policy. We rely on carriers to report accurately and in a timely manner the amount of commissions earned by us, and we calculate our commission revenue, prepare our financial reports, projections and budgets and direct our marketing and other operating efforts based on the reports we receive from health insurance carriers.

It is often challenging for us to establish whether or not our clients or the health insurance carriers are reporting the correct subscriber information to us.

•	If our clients in the cable and telecommunications industries report incorrect subscriber termination data to us for which we rely on our clients’ systems, our commissions could be unduly penalized.
•	Similarly, in our Medicare insurance agency division, it can be difficult for us to independently determine whether carriers are reporting all commissions due to us, primarily because the majority of our subscribers terminate their policies by discontinuing their premium payments to the carrier instead of by informing us of the cancellation. To the extent that health insurance carriers understate or fail to report the amount of commissions due to us in a timely manner or at all, we will not collect and recognize revenues to which we are entitled.

Such occurrences, particularly on a sustained basis, could harm our business, operating results and financial condition.

If we fail to adequately protect our intellectual property and proprietary information in the United States and abroad, our competitive position could be impaired and we may lose valuable assets, experience reduced revenues and incur costly litigation to protect our rights.

We believe that our success is dependent, in part, upon protecting our intellectual property and proprietary information. We rely on a combination of trade secrets and contractual restrictions to establish and protect our intellectual property. However, the steps we take to protect our intellectual property may provide only limited protection and may not now or in the future provide us with a competitive advantage. We may not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create products and services that compete with our solutions. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our directors, advisory board members and with the parties with whom we have strategic relationships and business alliances, as well as our clients. No assurance can be given that these agreements will be effective in controlling access to and the distribution of our proprietary information. Further, these agreements may not prevent potential competitors from independently developing technologies that are substantially equivalent or superior to ours, in which case we would not be able to assert trade secret rights.

We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the eligibility, validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation, could make it more expensive for us to do business and adversely affect our operating results by delaying further sales or the implementation of our technologies, impairing the functionality of our platform and solutions, delaying introductions of new features or applications or injuring our reputation.

Others could claim that we infringe on their intellectual property rights or violate contractual protections, which may result in substantial costs, diversion of resources and management attention and harm to our reputation.

We or our clients may be subject to claims that our technology infringes upon the intellectual property rights of others. Any such infringement claims may result in substantial costs, divert management attention and other resources, harm our reputation and prevent us from offering our solutions. A successful infringement claim against us could materially and adversely affect our business, resulting in our substituting inferior or costlier technologies into our platform and solutions, monetary damages, reasonable royalties or an injunction against providing some or all of our solutions.

In our contracts, we agree to indemnify our clients for expenses and liabilities resulting from claimed infringement by our solutions, in most cases excluding third-party components, of the intellectual property rights of others. In some instances, the amount of these indemnity obligations may be greater than the revenues we receive from the client under the applicable contract. In addition, we may develop work product in connection with specific projects for our clients. Although our contracts with our clients generally provide that we retain the ownership rights to our work product, it is possible that clients may assert rights to, and seek to limit our ability to resell or reuse, our work product. Furthermore, in some cases we assign to clients intellectual property rights in and to some aspects of the documentation or other work product developed for these clients in connection with these projects, which may limit or prevent our ability to resell or reuse this intellectual property.

Our global operations expose us to numerous legal and regulatory requirements.

We provide solutions to our clients’ customers in 35 countries and three continents around the world. We are subject to numerous, and sometimes conflicting, legal regimes on matters as diverse as anticorruption, content requirements, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities regulation, anti-competition, data security, privacy and labor relations. For example, our operations in the United States are subject to U.S. laws on these diverse matters and our operations outside of the United States may also be subject to U.S. laws on these diverse matters. U.S. laws may be different in several respects from the laws of Pakistan and the Philippines, where we have significant operations, and jurisdictions where we may seek to expand. We also have and may seek to expand operations in emerging market jurisdictions where legal systems may be less developed or familiar to us. In addition, there can be no assurance that the laws or administrative practices relating to taxation (including the current position as to income and withholding taxes), foreign exchange, export controls, economic sanctions or otherwise in the jurisdictions where we have operations will not change. Compliance with diverse legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our clients also could result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights.

We are subject to U.S. sanctions regulations that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws. Specifically, the provision of our services and our international activities are subject to various economic and trade sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control. U.S. economic sanctions laws include prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities. Although we take precautions to prevent our services from being provided or deployed in violation of such laws, our services could in the future be provided inadvertently in violation of such laws despite the precautions we take. If we fail to comply with these laws, we and our employees could be subject to civil or criminal penalties, including the possible loss of export privileges, monetary penalties, and, in extreme cases, imprisonment of responsible employees for knowing and willful violations of these laws. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise.

In particular, in many parts of the world, including countries in which we operate or seek to expand, practices in the local business community may not conform to international business standards and could violate anticorruption laws or regulations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and the Bermuda Bribery Act of 2016. Our employees, subcontractors, agents and other third parties with which we associate could take actions that violate policies or procedures designed to promote legal and regulatory compliance or applicable anticorruption laws or regulations. Violations of these laws or regulations by us, our employees or any of these third parties could subject us to criminal or civil enforcement actions (whether or not we participated or knew about the actions leading to the violations) including fines or penalties, disgorgement of profits and suspension or disqualification from work, including U.S. federal contracting, any of which could materially adversely affect our business, including our results of operations and our reputation.

We cannot predict whether any material suits, claims, or investigations may arise in the future. Regardless of the outcome of any future actions, claims, or investigations, we may incur substantial defense costs and such actions may cause a diversion of management time and attention. Also, it is possible that we may be required to pay substantial damages or settlement costs which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our client base includes many entities in highly regulated industries, potentially increasing our legal risk and compliance costs and requiring implementation of additional security measures.

Many of our clients are engaged in highly regulated industries that have an array of sector-specific regulatory obligations, including privacy and security requirements. Specifically, our focus on the telecommunications, technology, cable and insurance industries means that we may process or come into possession of data that must be treated with special care. In additional to government regulations, our client contracts contain requirements related to the retention of records.

In the United States, telecommunications providers are subject to rules on the use and sharing of Customer Proprietary Network Information, or CPNI. The Telecommunications Act of 1996 limits the uses to which such information may be put, and the parties with whom it may be shared, absent customer permission. It also requires that CPNI be adequately safeguarded. Compliance with these obligations has been a topic of increased interest for the U.S. Federal Communications Commission, or FCC, which has undertaken high-profile CPNI enforcement actions in recent years. The FCC also is in the process of applying such rules to broadband service providers, which could affect how we may provide our solutions to this segment of the telecommunications industry. We instruct our clients not to provide any CPNI to us, but this information may inadvertently be provided to us by our clients as part of their customer information.

In the United States, two federal agencies, the Federal Trade Commission (“FTC”) and the FCC, and various states have enacted laws including, at the federal level, the Telephone Consumer Protection Act of 1991, that restrict the placing of certain telephone calls and texts to residential and wireless telephone subscribers by means of automatic telephone dialing systems, prerecorded or artificial voice messages and fax machines. Internationally, we are also subject to similar laws imposing limitations on marketing calls to wireline and wireless numbers and compliance with do not call rules. These laws require companies to institute processes and safeguards to comply with these restrictions. Some of these laws can be enforced by the FTC, FCC, state attorney generals, foreign regulators or private party litigants. In these types of actions, the plaintiff may seek damages, statutory penalties, costs and / or attorneys’ fees.

These and other sector-specific obligations could increase our legal risk and impose additional compliance costs on our solutions. If we fail to comply with these obligations, we could suffer a range of consequences, including contract breach claims from our clients, regulatory fines and other penalties, or reputational harm, all of which may have a material adverse impact on our business.

For information about regulatory risks related to our senior health insurance business, see “Risks Related to Our Medicare Insurance Agency Services.” Compliance with the strict regulatory environment applicable to the health insurance industry and the specific products we sell is difficult and costly and the marketing and sale of Medicare plans are subject to numerous, complex and frequently changing laws and regulations, and non-compliance or changes in laws and regulations could harm our business, operating results, financial condition and prospects.”

Our business is subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure to comply with applicable laws and regulations would harm our business, results of operations and financial condition.

We and our customers may be subject to privacy- and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of personal data, financial data, health data or other similar data. Existing U.S. federal and various state and foreign privacy- and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy- and data protection-related matters. New laws, amendments to or re-interpretations of existing laws and regulations, rules of self-regulatory bodies, industry standards and contractual obligations may impact our business and practices, and we may be required to expend significant resources to adapt to these changes, or stop offering our products in certain countries. These developments could adversely affect our business, results of operations and financial condition.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of personally identifiable information of individuals. The U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data, and to the security measures applied to such data. Similarly, many foreign countries and governmental bodies, including the EU member states, have laws and regulations concerning the collection and use of personally identifiable information obtained from their residents individuals located in the EU or by businesses operating within their jurisdiction, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personally identifiable information that identifies or may be used to identify an individual, such as names, email addresses and, in some jurisdictions, IP addresses and other online identifiers. In particular, on April 27, 2016 the European Union adopted the General Data Protection Regulation 2016 / 679 (GDPR) that will take full effect on May 25, 2018. The GDPR will repeal and replace the EU Data Protection Directive 95 / 46 / EC and it will be directly applicable across EU member states. The GDPR applies to any company established in the EU as well as to those outside the EU if they collect and use personal data through the provision of goods or services to individuals in the EU or monitoring their behavior (for example, through online tracking). The GDPR enhances data protection obligations for businesses and provides direct legal obligations for service providers processing personal data on behalf of customers, including with respect to cooperation with European data protection authorities, implementation of security measures and keeping records of personal data processing activities. Noncompliance with the GDPR can trigger steep fines of up to €20 million or 4% of global annual revenues, whichever is higher. Given the breadth and depth of changes in data protection obligations, preparing to meet the GDPR’s requirements before its application on May 25, 2018 requires time, resources and a review of the technology and systems currently in use against the GDPR’s requirements.

With respect to all of the foregoing, any failure or perceived failure by us to comply with U.S., EU or other foreign privacy or data security laws, policies, industry standards or legal obligations, or any security incident that results in the unauthorized access to or acquisition, release or transfer of, personally identifiable information or other customer data may result in governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity.

We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Because global laws, regulations and industry standards concerning privacy and data security have continued to develop and evolve rapidly, it is possible that we or our business may not be, or may not have been, compliant with each such applicable law, regulation and industry standard.

Any such new laws, regulations, other legal obligations or industry standards, or any changed interpretation of existing laws, regulations or other standards may require us to incur additional costs and restrict our business operations. If our privacy or data security measures fail to comply with current or future laws, regulations, policies, legal obligations or industry standards, we may be subject to litigation, regulatory investigations, fines or other liabilities, as well as negative publicity and a potential loss of business.

Unauthorized or improper disclosure of personal information or breach of privacy, whether inadvertent or as the result of a cyber-attack or improperly by our employees, could result in liability and harm our reputation which could adversely affect our business, financial condition, results of operations and prospects.

Our business depends significantly upon technology infrastructure, telephone systems, data and other equipment and systems. Internal or external attacks on any of those could disrupt the normal operations of our facilities and impede our ability to provide critical solutions to our clients, thereby subjecting us to liability under our contracts. In addition, our business involves the use, storage and transmission of information about our employees, our clients and customers of our clients in connection with our solutions such as personal information of the customers of our clients. While we take measures to protect the security of, and against unauthorized access to, our systems, as well as the privacy of personal and proprietary information, it is possible that our security controls over our systems, as well as other security practices we follow, may not prevent the improper access to or disclosure of personally identifiable or proprietary information. Such disclosure could harm our reputation and subject us to significant liability under our contracts and laws that protect personal data, resulting in increased costs or loss of revenue. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide solutions. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area or any other kind of improper access to private personal information could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.

As of June 30, 2017, we had total indebtedness of $57.9 million. Our level of indebtedness may have significant negative effects on our future operations, including:

•	impairing our ability to obtain additional financing in the future (or to obtain such financing on acceptable terms) for working capital, capital expenditures, acquisitions or other important needs;
•	requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which could impair our liquidity and reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other important needs;
•	increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and
•	limiting our ability to adjust to rapidly changing conditions in the industry, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions or business than our competitors with relatively lower levels of debt.

If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, several of our financing arrangements contain a number of covenants and restrictions including limits on our ability and our subsidiaries’ ability to incur additional debt, pay dividends and make certain investments. Complying with these covenants may cause us to take actions that make it more difficult to successfully execute our business strategy and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to renew certain of our loans which may have a material adverse effect on our business, financial condition, results of operation and prospects

If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed.

If we fail to maintain good relations with our employees, we could suffer a strike or other significant work stoppage or other form of industrial action, which could have a material adverse effect on our business, financial condition, results of operations and prospects and harm our reputation.

Tax matters, new legislation and actions by taxing authorities may have an adverse effect on our operations, effective tax rate and financial condition.

We may not be able to predict our future tax liabilities due to the international nature of our operations, as we are subject to the complex and varying tax laws and rules of several foreign jurisdictions. Our results of operations and financial condition could be adversely affected if tax contingencies are resolved adversely or if we become subject to increased levels of taxation.

We are also subject to income taxes in the United States and numerous other foreign jurisdictions. Our tax expense and cash tax liability in the future could be adversely affected by numerous factors, including, but not limited to, changes in tax laws, regulations, accounting principles or interpretations and the potential adverse outcome of tax examinations and pending tax-related litigation. Changes in the valuation of deferred tax assets and liabilities, which may result from a decline in our profitability or changes in tax rates or legislation, could have a material adverse effect on our tax expense. The governments of foreign jurisdictions from which we deliver solutions may assert that certain of our clients have a “permanent establishment” in such foreign jurisdictions by reason of the activities we perform on their behalf, particularly those clients that exercise control over or have substantial dependency on our solutions. Such an assertion could affect the size and scope of the solutions requested by such clients in the future.

Transfer pricing regulations to which we are subject require that any transaction among us and our subsidiaries be on arm’s-length terms. If the applicable tax authorities were to determine that the transactions among us and our subsidiaries do not meet arm’s length criteria, we may incur increased tax liability, including accrued interest and penalties. Such increase on our tax expenses would reduce our profitability and cash flows.

The new U.S. administration and key members of Congress have proposed sweeping changes to the U.S. tax system, including changes to corporate tax rates and the taxation of income earned outside the U.S. (including the taxation of previously unrepatriated foreign earnings). There remains a substantial lack of clarity around the likelihood, timing and details of any potential tax reform and the impact that such tax reform may have on us. Any changes to these sanctions, tax laws and other regulations, with or without retroactive application, could materially and adversely affect our business.

We may become subject to taxes in Bermuda after 2035, which may have a material adverse effect on our results of operations and shareholders’ investments.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, has given us assurances that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or any of our operations, shares, debentures or other obligations until March 31, 2035, except insofar as such tax applies to persons ordinarily residing in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda. See “Material United States and Bermuda Income Tax Considerations—Bermuda Tax Consequences.” Given the limited duration of the Bermuda Minister of Finance’s assurance, we cannot assure shareholders that we will not be subject to any Bermuda tax after March 31, 2035.

Fluctuations against the U.S. dollar in the local currencies in the countries in which we operate could have a material effect on our results of operations.

During the fiscal years ended June 30, 2016 and June 30, 2017, 4.3% and 5.7%, respectively, of our revenues were generated in foreign currencies other than the U.S. dollar. A portion of our costs and expenses that were incurred outside of the United States were paid for in foreign currencies, mostly the local currencies of the Philippines and Pakistan. During the fiscal years ended June 30, 2016 and June 30, 2017, out of our total salary and employee benefit expenses, 21.2% and 20.3%, respectively, were incurred in the Philippines (currency Philippine Peso) and 6.4% and 8.4%, respectively, were incurred in Pakistan (currency Pakistani Rupee). Because our financial statements are presented in U.S. dollars and revenues are primarily collected in U.S. dollars whereas some portion of the cost is incurred in foreign currencies, any significant unhedged fluctuations in the currency exchange rates between the U.S. dollar and the currencies of countries in which we incur costs in local currencies will affect our results of operations and financial statements. This may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statements of financial position into U.S. dollars from local currencies at the period-end exchange rate, and income and cash flow statements at average exchange rates for the year. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting The Comparability of Our Results of Operations.”

In addition to our exposure to the Philippine Peso and Pakistani Rupee, we also have exposures to the Canadian Dollar, CFA Franc (XOF), Emirati Dirham, Euro, Jamaican Dollar, and Nicaraguan Cordoba. Of these, the Jamaican Dollar and Nicaraguan Cordoba are most significant after the Philippine Peso and Pakistani Rupee.

As we increase our revenues from non-U.S. locations or expand our solution delivery or back office footprint to other international locations, this effect may be magnified. We may in the future engage in hedging strategies in an effort to reduce the adverse impact of fluctuations in foreign currency exchange rates, which may not be successful. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Foreign Currency Exchange Risk” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of Foreign Currency Translation.”

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of the market for our portfolio of integrated solutions may prove to be inaccurate. Any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with our solutions and those of our competitors. Even if the markets in which we currently compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see “Market and Industry Data.”

We have entered into certain related-party transactions and may continue to rely on related parties for certain key development and support activities.

We have entered, and may continue to enter, into transactions with affiliates of TRGI for corporate and operational services. See “Related Party Transactions.” Such transactions may not have been entered into on an arm’s-length basis, and we may have achieved more favorable terms because such transactions were entered into with our related parties. We rely, and will continue to rely, on our related parties to maintain these services. If the pricing for these services changes, or if our related parties cease to provide these services, including by terminating agreements with us, we may be unable to obtain replacements for these services on the same terms without disruption to our business. This could have a material effect on our business, results of operations and financial condition.

We may acquire other companies in pursuit of growth, which may divert our management’s attention, result in dilution to our shareholders and consume resources that are necessary to sustain our business.

We may in the future acquire complementary businesses. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may be subject to conditions or approvals that are beyond our control, including anti-takeover and antitrust laws in various jurisdictions. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, services, products, personnel or operations of acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the acquired company’s technology is not easily compatible with ours or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Mergers or acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any merger, acquisition, investment or similar partnership may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our shareholders;
•	use cash that we may need in the future to operate our business;
•	incur debt on terms unfavorable to us or that we are unable to repay or that may place burdensome restrictions on our operations or cash flows;

•	incur large charges or substantial liabilities; or
•	become subject to adverse tax consequences, or substantial depreciation or amortization, deferred compensation or other acquisition related accounting charges.

Any of these risks could materially and adversely affect our business, results of operations, financial condition and prospects.

Our facilities operate on leasehold property and our inability to renew our leases on commercially acceptable terms or at all may adversely affect our results of operations.

Our facilities operate on leasehold property. Our leases are subject to renewal and we may be unable to renew such leases on commercially acceptable terms or at all. Our inability to renew our leases, or a renewal of our leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may have an adverse impact on our operations, including disrupting our operations or increasing our cost of operations. In addition, in the event of non-renewal of our leases, we may be unable to locate suitable replacement properties for our facilities or we may experience delays in relocation that could lead to a disruption in our operations. Any disruption in our operations could have an adverse effect on our business and results of operation.

If our goodwill or amortizable intangible assets become impaired, we could be required to record a significant charge to earnings.

We had goodwill and other intangible assets totaling $21.0 million and $17.8 million as of June 30, 2016, and 2017, respectively. We review our goodwill and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We assess whether there has been an impairment in the value of goodwill at least annually. In the fiscal year ended June 30, 2017, we recognized a $54,000 impairment of goodwill related to the acquisition of a facility of DGS which was closed for operations in December 2016. In the fiscal year ended June 30, 2016, we recognized a $1.4 million impairment change due to the write-down of a previously acquired business relating to online education. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include declines in stock price, market capitalization or cash flows and slower growth rates in our industry. We could be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets were determined, negatively impacting our results of operations.

Our ability to use our U.S. net operating loss carry forwards may be subject to limitation.

As of June 30, 2017, we had U.S. federal net operating loss carry forwards of $42.7 million and U.S. state net operating loss carry forwards of $48.0 million, which will begin to expire in 2029. As of that same date, our European subsidiaries had net operating loss carry forwards of $9.0 million, which can be carried forward indefinitely with no expiry date, and our Canadian subsidiary had a net operating loss carry forward of $1.9 million, which expires over the period 2027 through 2036. The timing and manner in which we may utilize net operating losses may be limited by tax rules regarding changes in ownership and a lack of future taxable income could adversely affect our ability to utilize our net operating losses before they expire. In general, net operating losses in one country cannot be used to offset income in any other country and net operating losses in one state cannot be used to offset income in any other state. Accordingly, we may be subject to tax in certain jurisdictions even if we have unused net operating losses in other jurisdictions. Furthermore, each jurisdiction in which we operate may have its own limitations on our ability to utilize net operating losses or tax credit carryovers generated in that jurisdiction. These limitations may increase our U.S. federal, state or foreign income tax liability.

Risks Related to Our Medicare Insurance Agency Business

Our Medicare line of business has significant working capital requirements before breakeven cash flow is achieved.

Commissions paid to us are regulated by Centers for Medicare & Medicaid Services (“CMS”) and also by local and state insurance regulators for Medicare Supplement policies. Upon the sale of a Medicare insurance policy, whether Medicare Advantage, Medicare Part D, Medicare Supplement or some combination of these, our carrier clients pay us a fixed commission upfront, which averaged $359 per policy sold for the fiscal year ended June 30, 2017. Thereafter, each year the policy renews, we collect a commission upon renewal that averaged $284 per policy sold for the fiscal year ended June 30, 2017. The initial sales commission is paid upfront upon policy enrollment while the renewal commission is paid monthly upon policy renewal. Our average renewal rate for policies renewed during the fiscal year ended June 30, 2017 was 80%. In general, our cost of customer acquisition is substantially greater than the initial commission paid to us. Therefore, each time we sell a policy there is a cash flow deficit during the first year which requires us to expend upfront working capital to support the business. We will require more working capital as we sell more policies. If we are unable to fund working capital requirements for the sale of new policies, the growth in our business will diminish, which could adversely impact our future results, financial condition and prospects.

Our revenues will be adversely impacted if our number of policies sold does not grow or if we are unable to retain our existing policy holders.

Our revenues will be adversely impacted if our number of policy holders does not grow. When one of these policies is canceled, or if we otherwise do not remain the agent on the policy, we no longer receive the related commission revenue. Our policy holders may choose to discontinue their health insurance plans for a variety of reasons. For example, our policy holders may choose to purchase new plans through other sources or use a different agent, if, for example, they are not satisfied with our customer service or the health insurance plans that we offer. If we are not successful in retaining policy holders under their existing plans or transferring them to another policy that we offer as agent of record, we will lose these policy holders and associated commission revenue. Our cost of acquiring a new policy holders is substantially greater than the cost involved in maintaining our relationship with an existing policy holder. If we are not able to successfully retain existing policy holders and limit policy holder turnover, our revenues and operating margins will be adversely impacted and our business, operating results and financial condition would be harmed.

Our business may be harmed if we lose our relationships with health insurance carriers, become dependent upon a limited number of insurance carriers or fail to develop new carrier relationships.

We typically enter into contractual agency relationships with health insurance carriers that are non-exclusive and terminable on short notice by either party for any reason. Carriers may be unwilling to allow us to sell their health insurance products for a variety of reasons, including competitive or regulatory reasons, as a result of a reluctance to distribute their products over the internet or because they do not want to be associated with our brand.

We may decide to terminate our relationship with a carrier for a number of reasons, including as a result of a reduction in a carrier’s financial ratings, a carrier determining to pay lower commissions or a carrier demanding a sales process that we believe impairs the value of our service. The termination of our relationship with a carrier could reduce the variety of health insurance products we offer, which could harm our business. We also would lose a source of commissions for future sales, and, in a limited number of cases, future commissions for past sales. Our business could also be harmed if in the future we fail to develop new carrier relationships and are unable to offer consumers a wide variety of health insurance products.

The health insurance industry in the United States may experience consolidation over the next several years, resulting in a decrease in the number of health insurance carriers. If that were to happen, we may be forced to offer insurance policies from a reduced number of insurance carriers or to derive a greater portion of our revenues from a more concentrated number of carriers as our business and the health insurance industry evolve. Should our dependence on fewer carrier relationships increase (whether as a result of the termination of carrier relationships, further carrier consolidation or otherwise), we may become more vulnerable to adverse changes in our relationships with our carriers, particularly in states where we offer health insurance from a relatively smaller number of carriers or where a small number of carriers dominates the market, and our business, operating results and financial condition could be harmed.

Changes in the quality and affordability of the health insurance products offered by us as agents on our acquisition platform could harm our business and operating results.

The demand for health insurance marketed through our acquisition platform is impacted by, among other things, the variety, quality and price of the health insurance products offered on our acquisition platform. If health insurance carriers do not continue to provide us with a variety of high-quality, affordable health insurance products or if their offerings are limited as a result of consolidation in the health insurance industry or otherwise, our sales may decrease and our business, operating results and financial condition could be harmed.

Compliance with the strict regulatory environment applicable to the health insurance industry and the specific products we sell is difficult and costly.

As a participant in the health insurance industry through our Medicare line of business, we are subject to heavy regulation by individual state governments as well as CMS. For instance, state regulators and CMS require us to maintain a valid license in each state in which we sell health insurance and further require that we adhere to the sales, documentation and administration practices specific to each applicable state. We are subject to strict marketing guidelines, including those related to the distribution of marketing materials and activities, identification of marketing materials, font, hours of operations, TTY numbers, telephonic activity, scripting, call recording, website formatting and content, electronic marketing materials formatting and content, list and lead procurement and the opt-in requirements. We also have exposure related to the compliance of our lead vendors with the opt-in requirements. In addition, each employee who sells health insurance business on our behalf must maintain a valid license in one or more states. Because we do business in 50 states and in the District of Columbia, compliance with health insurance-related laws, rules and regulations is difficult and imposes significant costs on our business. As of June 30, 2017, we and our employees held a total of over 2,000 business entity insurance producer or individual insurance producer licenses in 50 states and in the District of Columbia. Each jurisdiction’s insurance department typically has the power, among other things, to:

•	grant and revoke licenses to transact insurance business and to sell insurance products;
•	conduct inquiries into the insurance-related activities and conduct of producers, agents and agencies;
•	require and regulate disclosure in connection with the sale and solicitation of health insurance;
•	authorize how, by which personnel and under what circumstances insurance premiums can be quoted and published and an insurance policy sold;
•	regulate the content of insurance-related advertisements, including web pages;
•	approve policy forms, require specific benefits and benefit levels and regulate premium rates;
•	impose fines and other penalties; and
•	impose continuing education requirements.

Due to the complexity, periodic modification and differing interpretations of insurance laws and regulations, we may not have always been, and we may not always be, in compliance with them. Failure to comply could result in significant penalties and sanctions, additional licensing requirements or the revocation of licenses in a particular jurisdiction, which could significantly increase our operating expenses, prevent us from transacting health insurance business in a particular jurisdiction and otherwise harm our business, operating results and financial condition. Moreover, an adverse regulatory action in one jurisdiction could result in penalties and adversely affect our license status or reputation in other jurisdictions due to the requirement that adverse regulatory actions in one jurisdiction be reported to other jurisdictions. Even if the allegations in any regulatory or other action against us are proven false, any surrounding negative publicity could harm consumer or health insurance carrier confidence in us, which could significantly damage our brand.

The marketing and sale of Medicare plans are subject to numerous, complex and frequently changing laws and regulations, and noncompliance or changes in laws and regulations could harm our business, operating results and financial condition.

The marketing and sale of Medicare plans are subject to numerous laws, regulations and guidelines at the federal and state level. The marketing and sale of Medicare Advantage and Medicare Part D prescription drug plans are principally regulated by CMS. The marketing and sale of Medicare Supplement plans are principally regulated on a state-by-state basis by state departments of insurance. The laws and regulations applicable to the marketing and sale of Medicare plans are numerous, ambiguous and complex, and, particularly with respect to regulations and guidance issued by CMS for Medicare Advantage and Medicare Part D prescription drug plans, change frequently. The telephone calls on which we enroll individuals into Medicare Advantage and Medicare Part D prescription drug plans are required to be recorded. Health insurance carriers audit these recordings for compliance and listen to them in connection with their investigation of complaints pursuant to CMS rules and regulations. In addition, Medicare-eligible individuals often receive a special election period and the ability to change Medicare Advantage and Part D prescription drug plans outside the Medicare annual enrollment period in the event the sale of the plan was not in accordance with CMS rules and guidelines. Given CMS’s scrutiny of Medicare product health insurance carriers and the responsibility of the health insurance carriers for actions that we take, health insurance carriers may terminate our relationship with them or take other corrective action if our Medicare product sales, marketing and operations are not in compliance or give rise to too many complaints. The termination of our relationship with health insurance carriers for this reason would reduce the products we are able to offer, result in the loss of commissions for past and future sales and would otherwise harm our business, operating results and financial condition.

As a result of the laws, regulations and guidelines relating to the sale of Medicare plans, we have altered, and likely will have to continue to alter, our e-TeleQuote website and sales process to comply with several requirements applicable to our sale of senior health insurance plans. For instance, many aspects of our online platform and our marketing material and processes, as well as changes to these platforms, materials and processes, including call center scripts, must be filed on a regular basis with CMS and reviewed and approved by health insurance carriers in light of CMS requirements. In addition, certain aspects of our Medicare plan marketing partner relationships have been in the past, and will be in the future, subjected to CMS and health insurance carrier review. Changes to the laws, regulations and guidelines relating to Medicare plans, their interpretation or the manner in which they are enforced could be incompatible with these relationships, our platform or our sale of Medicare plans. In February 2015, CMS issued guidance indicating that third-party websites and marketing material must be filed for approval with CMS. Health insurance carriers have interpreted this guidance to mean that websites and marketing material of our marketing partners must go through the process of CMS filing and review and approval by health insurance carriers. Our marketing partners may not consent to having their websites or other marketing material filed with CMS. In addition, we have a number of marketing partners who refer leads to us for senior health insurance products. Given the resources and review required of us and health insurance carriers prior to CMS filing, it is unlikely that we will be able to have all of our marketing partner websites and material filed and approved by CMS, which could harm our business, operating results and financial condition. Even for our marketing partner websites and marketing material that are filed with CMS, they may not make it through the review process in time for the Medicare annual enrollment period. Moreover, under CMS guidance, websites and marketing material must be refiled with CMS if changed, which make it difficult to adapt and optimize our own websites and marketing material as well as our marketing partner websites and marketing material in a short amount of time and could harm our business, operating results and financial condition.

Due to changes in CMS guidance, enforcement, or interpretation of existing guidance applicable to our marketing and sale of Medicare products, or as a result of new laws, regulations and guidelines, CMS, state departments of insurance, or health insurance carriers may determine to object to or not to approve aspects of our online platforms or marketing material and processes and may determine that certain existing aspects of our senior health insurance business are not in compliance. As a result, the progress of our Medicare operations could be slowed or we could be prevented from operating aspects of our Medicare revenue-generating solution altogether, which would harm our business, operating results and financial condition, particularly if it occurred during the Medicare annual enrollment period.

CMS has in the past proposed changing the rules relating to compensation of agents in connection with the sale of Medicare Advantage and Medicare Part D prescription drug plans to reduce our compensation as a health insurance agent in connection with the sale of these plans. In the event CMS adopts regulations that have the effect of reducing the compensation that we receive in connection with the sale of Medicare Advantage and Medicare Part D prescription drug plans, our business, operating results and financial condition would be harmed. In the event the actions of the federal government, state governments or other circumstances decrease the demand for the Medicare-related health insurance that we sell, or result in a reduction in the amount paid to us or impact the timing of our revenue recognition in connection with the sale of these plans, our business, operating results and financial condition could be harmed.

Our operating results fluctuate depending upon CMS regulations, health insurance carrier payment practices and the timing of our receipt of commission reports from health insurance carriers.

The timing of our revenues depends upon the timing of our receipt of commission reports and associated payments from health insurance carriers. There have been instances where the report of commissions and payment has been delayed. We also have experienced, and may in the future experience, a delay in receiving commission payments and reports as a result of a CMS regulation prohibiting carriers from paying commissions during the fourth quarter on Medicare Advantage and Medicare Part D prescription drug plans sold during the fourth quarter with an effective date in the following year. Any delay in our receipt of commission payments or reports could materially impact our financial results for a given quarter as we would not be able to recognize the related commission revenues in that quarter. In addition, much of our commission override revenues are not reported and paid to us in accordance with a scheduled pattern, and some are only reported and paid to us once per year. The timing of our revenue recognition could also result in a large amount of commission revenues from a carrier being recorded in a given quarter that is not indicative of the amount of revenues we may receive from that carrier in subsequent quarters, causing fluctuations in our operating results. We also could report revenues below the expectations of our investors or securities analysts in any particular period if a material report or payment from a health insurance carrier were delayed or not received within the time frame required for revenue recognition.

The Medicare annual enrollment period presents a challenge as it requires us to enroll a significant number of individuals into health insurance over a limited period of time. Significant increases in enrollment activity over a limited amount of time may also make it difficult for health insurance carriers to timely and accurately report commission information to us. To the extent health insurance carriers have difficulty in reporting timely and accurate commission information to us, we may be unable to recognize revenues in accordance with our revenue recognition policies, which could cause us to defer substantial revenues until such time our health insurance carriers are able to resume reporting timely and accurate commission information to us.

Our business may be harmed if changes to the customer acquisition website and other marketing materials we use in our Medicare insurance agency business are not timely approved by CMS or the health insurance carriers whose products we market.

The health insurance carriers whose Medicare plans we sell approve the contents of our customer acquisition website, much of our marketing material and our call center scripts. We must receive these approvals in order for us to be able to generate Medicare plan demand and sell Medicare plans to Medicare-eligible individuals as a health insurance agent. Many of these materials also must be filed with CMS. In addition, we use Medicare plan cost and benefit data collected and made publicly available by CMS. In the event that CMS or a health insurance carrier requires change to, disapproves, or delays approval of our customer acquisition website, marketing material or call center scripts, or if CMS does not timely release Medicare plan cost and benefit data for the following year’s Medicare plans prior to the annual enrollment period, we could lose a significant source of Medicare plan demand and our ability to sell Medicare plans would be adversely impacted, each of which would harm our business, operating results and financial condition. CMS broadened its interpretation of rules and regulations relating to Medicare plan-related marketing material so that they apply to websites that we did not previously need to submit to health insurance carriers for approval and file with CMS. This broadened interpretation also applies the same approval and filing process to marketing material of our marketing partners. If we are not successful in timely submitting these marketing materials to health insurance carriers for approval, in gaining that approval and in filing the marketing material with CMS, our Medicare plan marketing could become less effective, which would harm our business, operating results and financial condition. Many of our marketing partners have not consented to the filing of their marketing material with CMS. If a marketing partner of ours does not consent to having its website or other marketing material filed with the CMS, does not make changes required by carriers or CMS or does not comply with the CMS marketing guidelines or other Medicare program related laws, rules and regulations, we may lose the ability to receive referrals of individuals interested in purchasing Medicare plans from that marketing partner or our ability to receive referral could be delayed and our business, operating results and financial condition would be harmed.

In addition, each time we or our marketing partners substantively change our customer acquisition websites or call center scripts after they are filed with CMS, we may need to resubmit them to our health insurance carriers and have them filed with CMS. We are not permitted to make CMS filings ourselves. Given the review cycles our scripts, website and other marketing material undergo, it is very difficult and time-consuming to make changes to them, and our inability to timely make changes to these marketing materials, whether to comply with new rules and regulations or otherwise could adversely impact our ability to sell Medicare plans during the Medicare annual enrollment period or otherwise, which could adversely impact our business, operating results and financial condition. In addition, if a change to a script or website is required by CMS or health insurance carriers, we may be prevented from selling Medicare plans during this period of review, which would harm our business, operating results, and financial condition, particularly if it occurred during the annual enrollment period.

Risks Related to Our Common Shares and this Offering

There has been no prior public market for our common shares and an active market may not develop or be sustained, and you may not be able to resell your shares at or above the initial public offering price, if at all.

Prior to this offering, there has been no public market for our common shares. We cannot predict the extent to which a trading market for our common shares will develop or how liquid that market might become. An active trading market for our common shares may never develop or may not be sustained, which could adversely affect your ability to sell your common shares and the market price of your common shares. Also, if you purchase common shares in this offering, you will pay a price that was not established in public trading markets. The initial public offering price for the common shares will be determined by negotiations between us, the selling shareholder and the underwriters and does not purport to be indicative of prices at which our common shares will trade upon completion of this offering. Consequently, you may not be able to sell your common shares above the initial public offering price and may suffer a loss on your investment.

The market price of our common shares may be volatile and may trade at prices below the initial public offering price.

The stock market in general, and the market for equities of newly-public companies in particular, have been highly volatile. As a result, the market price of our common shares is likely to be similarly volatile, and investors in our common shares may experience a decrease, which could be substantial, in the value of their common shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our common shares could be subject to significant fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;
•	changes in our revenues or earnings estimates or recommendations by securities analysts;
•	publication of research reports by securities analysts about us or our competitors in our industry;
•	failure of securities analysts to initiate or maintain coverage of us, changes in ratings and financial estimates and the publication of other news by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
•	additions or departures of key personnel;
•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•	announcement of technological innovations by us or our competitors;
•	the passage of legislation, changes in interpretations of laws or other regulatory events or developments affecting us;
•	speculation in the press or investment community;
•	changes in accounting principles;
•	terrorist acts, acts of war or periods of widespread civil unrest;
•	changes in general market and economic conditions;
•	changes or trends in our industry;
•	investors’ perception of our prospects; and
•	adverse resolution of any new or pending litigation against us.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle or defend litigation.

If securities or industry analysts do not publish research about our business, or publish inaccurate or unfavorable research, the price and trading volume of our common shares could decline.

The market for our common shares will likely depend, in part, on the research and reports that securities or industry analysts publish about us or our business. There can be no assurance that analysts will cover us or provide favorable coverage. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. Moreover, if one or more analysts downgrade our common shares or change their opinion of our common shares, our share price would likely decline.

You will experience substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per common share outstanding prior to this offering. As a result, investors purchasing common shares in this offering will experience immediate dilution of $    per share in net tangible book value after giving effect to the sale of common shares in this offering at an assumed public offering price of $    per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. See “Dilution.” In addition, we have issued options to acquire common shares at prices significantly below the initial public offering price. As of          ,   common shares were issuable upon exercise of outstanding options with a weighted-average exercise price of $    per share. In addition, up to 1,611,944 of our common shares may be issuable under the Amazon warrant if all of the vesting conditions under that warrant are satisfied. To the extent the outstanding options and the

Amazon warrant are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their common shares. In addition, if we issue additional equity securities, you will experience additional dilution.

Our future earnings and earnings per share, as reported under IFRS as issued by the IASB, could be adversely impacted by the warrant granted to Amazon.

The warrant granted to Amazon increases the number of diluted shares reported, which has an effect on our fully diluted earnings per share. Further, the warrant will be presented as a liability in our audited consolidated balance sheet and is subject to fair value measurement adjustments during the periods that it is outstanding. Accordingly, future fluctuations in the fair value of the warrant could adversely impact our results of operations.

After the completion of this offering, we may not pay any dividends. Accordingly, investors may only realize future gains on their investments if the price of their common shares increases, which may never occur.

We have never declared or paid any dividends on our common shares, and we currently do not plan to declare dividends on our common shares in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. The payment of dividends, if any, would be at the discretion of our board of directors and would depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements and other factors that our board of directors may deem relevant. Accordingly, if our board of directors deems it appropriate not to pay any dividends, our investors may only realize future gains on their investments if the price of their common shares increases, which may never occur. See “Dividend Policy.”

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Bermuda laws and regulations with regard to such matters and intend to furnish quarterly financial information to the Securities and Exchange Commission, or the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

We rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Bermuda law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Global Market.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

•	have a majority of the board of directors consist of independent directors;
•	require non-management directors to meet on a regular basis without management present;
•	adopt a code of conduct and promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;
•	have an independent compensation committee;
•	have an independent nominating committee;
•	solicit proxies and provide proxy statements for all shareholder meetings;
•	review related-party transactions; and
•	seek shareholder approval for the implementation of certain equity compensation plans and issuances of common shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. In accordance with our Nasdaq Global Market listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to U.S. companies listed on the Nasdaq Global Market. Because we are a foreign private issuer, however, our audit committee is not subject to additional Nasdaq applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer. These reduced compliance requirements may make our common shares less attractive to some investors, which could adversely affect their market price.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either:

•	a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States; or
•	a majority of our “executive officers” or directors may not be U.S. citizens or residents, more than 50% of our assets cannot be located in the United States, and our business must be administered principally outside the United States.

A majority of our executives, assets and business are located in and managed from the United States. As a result, if a majority of our common shares become either directly or indirectly owned of record by United States residents, we will lose our foreign private issuer status. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers.

We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities more time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced financial disclosure obligations, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. As an “emerging growth company” under the JOBS Act, we are permitted to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. However, we are electing not to take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. We may take advantage of these provisions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.07 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of this offering. If we take advantage of any of these reduced reporting requirements in future filings, the information that we provide our security holders may be different than you might get from other public companies in which you hold equity interests. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our common shares.

We are organized under the laws of Bermuda. As a result, our corporate affairs are governed by the Bermuda Companies Act, which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. See “Bermuda Company Considerations.” Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Class actions are not available under Bermuda law. The circumstances in which derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. In addition, under our bye-laws and as permitted by Bermuda law, each shareholder has waived any claim or right of action against our directors or officers for any action taken by directors or officers in the performance of their duties, except for actions involving fraud or dishonesty. In addition, the rights of holders of our common shares and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, holders of our common shares may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States. See “Enforceability of Civil Liabilities.”

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, particularly after we are no longer an “emerging growth company,” which could adversely affect our business, operating results and financial condition.

As a public company, and particularly after we cease to be an “emerging growth company,” we will incur significantly greater legal, accounting and other expenses than we incurred as a private company. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Nasdaq rules and regulations. These requirements have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. As an emerging growth company, we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we may no longer avail ourselves of this exemption when we cease to be an emerging growth company. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our shares could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our common shares. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.

After we are no longer an emerging growth company, or sooner if we choose not to take advantage of certain exemptions set forth in the JOBS Act, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

We cannot assure you that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.

Based on our estimated gross income and average value of our gross assets, taking into account the assumed initial public offering price of our shares in this offering and the expected price of our shares following the offering, as well as the nature of our business, we do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax now or in the foreseeable future. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which at least 75% of its gross income is passive income or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our common shares, which is likely to fluctuate after the offering. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our common shares, however, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Material United States and Bermuda Income Tax Consequences—U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Considerations.”

Any U.S. or other foreign judgments you may obtain against us may be difficult to enforce against us in Bermuda.

We are incorporated in Bermuda and a significant portion of our assets is located outside the United States. In addition, certain of our directors are non-residents of the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or our directors and executive officers, or to enforce a judgment against us for civil liabilities in U.S. courts.

In addition, you should not assume that courts in the countries in which we are incorporated or where our assets are located would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or would enforce, in original actions, liabilities against us based on those laws.

After this offering, our executive officers, directors and principal shareholders will maintain the ability to control all matters submitted to shareholders for approval.

Upon the closing of this offering, our executive officers, directors and shareholders who owned more than 5% of our outstanding common shares before this offering, which we refer to as our principal shareholders, will, in the aggregate, beneficially own shares representing approximately    % of our common shares (   % if the underwriters exercise in full their option to purchase additional shares). As a result, if some or all of these shareholders were to choose to act together, they would be able to control all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, amalgamation, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire.

Our largest shareholder, The Resource Group International, Ltd., and its major shareholder, TRG Pakistan Limited, will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including any change of control.

Upon the closing of this offering, our largest shareholder, TRGI, will beneficially own, in the aggregate, approximately    % of our outstanding common shares (   % if the underwriters exercise in full their option to purchase additional shares). As of June 30, 2017, TRG Pakistan Limited, a publicly traded Pakistan corporation listed on the Pakistan Stock Exchange, or TRGP, beneficially owns 59% of TRGI’s outstanding voting securities (46% if all outstanding non-voting common shares are converted into voting common shares). The members of the boards of directors of TRGP and TRGI are identical. Peter Riepenhausen serves as the chairman and director of both TRGP and TRGI. Zia Chishti, serves as a director of both TRGP and TRGI, and is also TRGP’s largest shareholder and a significant shareholder in TRGI. In addition, Mohammed Khaishgi serves on the boards of directors of TRGP, TRGI and TRGI’s portfolio management company, TRG Holdings LLC (See “Management” and “Principal and Selling Shareholder.”) Additionally, pursuant to a stockholder’s agreement, dated September 15, 2017, between TRGI and us (the “TRGI Stockholder’s Agreement”), we will not take or commit to take, or cause or permit any of our subsidiaries to take, certain enumerated actions without TRGI’s consent, to be withheld or given in TRGI’s sole discretion. The TRGI Stockholder’s Agreement will remain in effect until the date that TRGI ceases to hold 10% or more of all shares issued by us, as measured on an as-converted basis. As a result, we expect that TRGP and TRGI will be able to exert significant influence over our business. TRGP and TRGI may have interests that differ from your interests and may cause TRGI’s shares in our company to be voted in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our share capital may have the effect of delaying, preventing or deterring a change of control of our company and its subsidiaries, as well as certain M&A activity and securities offerings, and could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and may adversely affect the market price of our common shares. In addition, because of TRGI’s majority ownership of our company, even if we no longer qualify as a foreign private issuer, we may be able to take advantage of many of the same exemptions from the Nasdaq corporate governance rules for as long as we continue to qualify as a “controlled company” within the meaning of the Nasdaq corporate governance standards. See “—As a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.” Our bye-laws provide that any shareholder holding 50% or more of the nominal value of our voting shares will have the right to appoint five directors to our board of directors. If there is no such 50% holder, then any shareholder holding 25% or more of the nominal value of our voting shares (first in time as compared to any other 25% shareholder) will have the right to appoint five directors to our board of directors. See “Description of Share Capital— Election and Removal of Directors.”

So long as we are a “controlled company” within the meaning of the Nasdaq rules, we will continue to qualify for, and intend to continue to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, certain stockholders will continue to beneficially own a majority of the voting power of all of our outstanding common shares. Under Nasdaq corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of “independent directors” as defined under the rules of Nasdaq;
•	the requirement that we have a nominating / corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•	the requirement for an annual performance evaluation of the nominating / corporate governance and compensation committees.

Following this offering, we intend to continue to utilize these exemptions so long as they are available. As a result, we may not have a majority of independent directors, our nominating and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds in ways that increase the value of your investment. We plan to invest the net proceeds from this offering until they are used, and the investments we make may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause our share price to decline. See “Use of Proceeds.”

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our common shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common shares. After this offering, we will have      outstanding common shares of based on the number of shares outstanding as of June 30, 2017. Of these common shares,      shares to be sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable, without restriction, in the public market immediately following this offering. Of the remaining shares,      shares are currently restricted as a result of securities laws or lock-up arrangements but will be able to be sold after the offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of      common shares will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. We also intend to register all of our common shares that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up arrangements described in the “Underwriting” section of this prospectus.

If Amazon exercises its right to acquire shares of our common shares pursuant to the warrant, it will dilute the ownership interests of our then-existing shareholders and could adversely affect the market price of our common stock.

If Amazon exercises its right to acquire our common shares pursuant to the warrant, it will dilute the ownership interests of our then-existing shareholders and reduce our earnings per share. In addition, any sales in the public market of any common shares issuable upon the exercise of the warrant by Amazon could adversely affect the market price of our common shares.

Anti-takeover provisions in our bye-laws could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.

Provisions in our bye-laws that will become effective upon the closing of this offering may delay or prevent an acquisition of us or a change in our management. In addition, by making it more difficult for shareholders to replace members of our board of directors, these provisions also may frustrate or prevent any attempts by our shareholders to replace or remove our current management because our board of directors is responsible for appointing the members of our management team. These provisions include:

•	the ability of our board of directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval; and
•	the ability of major shareholders (i.e., shareholders holding 50% or more; in the absence of such a holder, 25% or more) to appoint directors to the Board.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

We have the ability to issue preferred shares without shareholder approval.

Our common shares may be subordinate to classes of preferred shares issued in the future in the payment of dividends and other distributions made with respect to the common shares, including distributions upon liquidation or dissolution. Our board of directors is authorized to issue preferred shares without first obtaining shareholder approval. If we issue preferred shares, it will create additional securities that may have dividend or liquidation preferences senior to the common shares. If we issue convertible preferred shares, a subsequent conversion may dilute the current common shareholders’ interest.

FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	Our ability to attract new business and retain key clients.
•	Our ability to enter into multi-year contracts with our clients at appropriate rates.
•	The potential for our clients or potential clients to consolidate.
•	Our clients deciding to enter into or further expand their insourcing activities.
•	Our ability to operate as an integrated company under the IBEX brand.
•	Our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital.
•	Our ability to manage our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica.
•	Our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand.
•	Our ability to draw upon our receivables-backed lines of credit.
•	Our ability to recruit, engage, motivate, manage and retain our global workforce.
•	Our ability to anticipate and develop information technology solutions that keep pace with evolving industry standards and changing client demands.
•	Our ability to maintain our offshore facilities in multiple jurisdictions.
•	Our ability to develop and implement solutions that anticipate and keep pace with continuing changes in technology, industry standards and client preferences.
•	Our ability to maintain and enhance our reputation and brand.
•	Our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of $         million, based upon an assumed initial public offering price of $         per common share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per common share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of common shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to increase our capitalization and financial flexibility, enhance our visibility in the marketplace, create a public market for our common shares and fund growth initiatives. We intend to use approximately $36.9 million of the net proceeds that we receive from this offering to: (i) redeem 1,538,462 non-convertible redeemable senior preferred shares of our subsidiary Etelequote Limited for an aggregate redemption price of approximately $20.0 million, (ii) repay approximately $6.8 million of principal and accrued unpaid interest on the outstanding 15.0% convertible loan notes of Etelequote Limited held by TRGI, (iii) repay approximately $9.1 million principal amount of senior secured notes of our subsidiary e-TeleQuote Insurance, Inc. and (iv) the repayment of approximately $1.0 million of principal and accrued unpaid interest on the outstanding 15.0% promissory note of Etelequote Limited held by TRGI. The convertible loan notes of Etelequote Limited accrue interest at a rate of 15.0% per annum and mature upon demand by TRGI. The senior secured notes of our subsidiary e-TeleQuote Insurance, Inc. accrue interest at a rate of 12.0% per annum, with a maturity date of June 12, 2018. The outstanding promissory note of Etelequote Limited held by TRGI accrues interest at 15% per annum, with a maturity date of June 30, 2018. We will use the remaining net proceeds from this offering for working capital, capital expenditures, future strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies (although we have no binding obligations to enter into any such acquisitions or investments) and other general corporate purposes. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements.”

We will not receive any proceeds from the sale of common shares by the selling shareholder.

The amount, and timing of our expenditures for these purposes may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations and the other factors described in the section of this prospectus captioned “Risk Factors.” Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds of this offering in high-quality, investment-grade instruments.

DIVIDEND POLICY

We have never declared or paid any dividends on our common shares, and we currently do not plan to declare dividends on our common shares in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. The payment of dividends, if any, would be at the discretion of our board of directors and would depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2017:

•	on an actual basis;
•	on a pro forma basis to give effect to the automatic conversion of 4,749,861 preferred shares held by TRGI into an equivalent number of our common shares upon completion of this offering; and
•	on a pro forma as adjusted basis to give further effect to (i) our issuance and sale of our common shares in this offering at an assumed initial offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and (ii) the application of $36.9 million of the net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, to (w) redeem 1,538,462 non-convertible redeemable senior preferred shares of our subsidiary Etelequote Limited for an aggregate redemption price of approximately $20.0 million, (x) repay approximately $6.8 million of principal and accrued unpaid interest on the outstanding 15.0% convertible loan notes of Etelequote Limited held by TRGI, (y) repay approximately $9.1 million principal amount of senior secured notes of our subsidiary e-TeleQuote Insurance, Inc. and (z) the repayment of approximately $1.0 million of principal and accrued unpaid interest on the outstanding 15.0% promissory note of Etelequote Limited held by TRGI.

This table should be read with our unaudited consolidated financial statements and the related notes, and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” that are included elsewhere in this prospectus.

	As of June 30, 2017
	Actual	Pro Forma (unaudited)	Pro Forma As Adjusted(1) (unaudited)
	($ in thousands, except share and per share data)
Cash and cash equivalents	$21,321
Current loans and financing:
Borrowings	41,597
Related party loans	1,700
Total current loans and financing	43,297
Non-current loans and financing:
Borrowings	14,651
Total non - current loans and financing	14,651
Total loans and financing	57,948
Total equity	28,738
Total capitalization	$86,686
(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares we are offering at the assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by approximately $ million.

The number of common shares shown as issued and outstanding on an actual, pro forma and pro forma as adjusted basis in the table above is based on the number of common shares outstanding as of June 30, 2017, and excludes:

•	2,007,498 common shares available for future issuance as of June 30, 2017 under our 2017 Stock Plan; and
•	1,611,944 common shares issuable upon exercise of a warrant issued to Amazon.com NV Investment Holdings LLC.

DILUTION

If you invest in our common shares, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share after this offering.

Our historical net tangible book value as of         , 2017 was $         million, or $         per common share. Historical net tangible book value represents the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents our historical net tangible book value divided by          common shares outstanding as of         , 2017.

Our pro forma net tangible book value as of         , 2017 was $         million, or $         per common share. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the automatic conversion of all of our outstanding preference shares into an aggregate of          common shares. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of         , 2017, after giving effect to the automatic conversion of 4,749,861 preferred shares held by TRGI into an equivalent number of our common shares, the conversion of which will occur upon completion of this offering.

After giving effect to the sale by us of             common shares in this offering at an assumed initial public offering price of $         per common share, which is the midpoint of the estimated price range on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the repayment of $36.9 million of our outstanding indebtedness, our pro forma as adjusted net tangible book value as of       , 2017, would have been $       million, or $     per common share. This amount represents an immediate increase in pro forma net tangible book value of $     per common share to our existing shareholders and an immediate dilution in net tangible book value of $     per common share to new investors purchasing common shares in this offering at the assumed initial public offering price. We determine dilution by subtracting the pro forma as adjusted net tangible book value per common share after this offering from the amount of cash that a new investor paid for a common share.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share	$
Historical net tangible book value per share as of , 2017	$
Decrease in net tangible book value per share as of , 2017 attributable to the conversion of preference shares	$
Pro forma net tangible book value per share as of , 2017 before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering	$
Pro forma as adjusted net tangible book value per share as of , 2017 after giving effect to this offering and the repayment of our outstanding senior secured notes	$
Dilution per share to new investors in this offering	$

A $1.00 increase or decrease in the assumed initial public offering price of $                   per common share, which is the midpoint of the estimated price range on the cover of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value by $             , the pro forma as adjusted net tangible book value per share by $             per common share, and dilution per share to new investors purchasing shares in this offering by $               per common share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share after this offering by $                and decrease the dilution per share to new investors participating in this offering by $                , assuming no change in the assumed initial public offering price and after deducting underwriting discounts and commissions and estimated expenses payable by us. A decrease of                shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $             and increase the dilution per share to new investors participating in this offering by $                , assuming no change in the assumed initial public offering price and after deducting underwriting discounts and commissions and estimated expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

If any shares are issued upon exercise of outstanding options, or if additional options or other equity awards are granted and exercised or become vested, or if other issuances of common shares are made, you will experience further dilution.

The table below summarizes as of          , 2017, on the pro forma as adjusted basis described above, the number of our common shares, the total consideration and the average price per share (a) paid to us by existing shareholders and (b) to be paid by new investors purchasing our common shares in this offering at an assumed initial public offering price of $               per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
	Number	Percent	Amount (in millions)	Percent	Average Price Per Share
Existing shareholders		%		%	$
New investors in this offering
Total		100.0%		100.0%

A $1.00 increase or decrease in the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $          million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by          % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by          %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase or decrease of shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $          million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by         % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by         %, assuming no change in the assumed initial public offering price.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional common shares in full, the number of common shares beneficially owned by existing shareholders would decrease to approximately         % of the total number of common shares outstanding after this offering, and the number of shares held by new investors will be increased         % of the total number of common shares outstanding after this offering.

‘The number of shares purchased from us by existing shareholders is based on 7,750,141 common shares outstanding as of June 30, 2017, after giving effect to the automatic conversion of 4,749,861 preferred shares held by TRGI into an equivalent number of our common shares, the conversion of which will occur upon completion of this offering, and excludes:

•	2,007,498 common shares available for future issuance as of June 30, 2017 under our 2017 Stock Plan; and
•	1,611,944 common shares issuable upon exercise of a warrant issued to Amazon.com NV Investment Holdings LLC.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following selected consolidated historical financial and other data of IBEX Holdings Limited should be read in conjunction with, and are qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and notes thereto included elsewhere in this prospectus. The selected consolidated historical financial data as of June 30, 2016 and 2017 and for the years then ended are derived from the audited consolidated financial statements of IBEX Holdings Limited included elsewhere in this prospectus and should be read in conjunction with those audited consolidated financial statements and notes thereto. Our historical results are not necessarily indicative of the results that may be expected for any other future period.

	Fiscal Year Ended June 30,
	2016	2017
	(in thousands, except share and per share amounts)
Statements of Comprehensive Income Data:
Revenue	$323,016	$334,034
Other operating income	635	508
Employee benefits expenses(1)	(217,810)	(227,553)
Reseller commission and lead expenses	(30,123)	(34,809)
Depreciation and amortization	(12,655)	(13,832)
Other operating expenses	(54,501)	(60,673)
Operating profit / (loss)	8,562	(2,325)
Finance expenses	(5,130)	(6,393)
Profit / (loss) before taxation	3,432	(8,718)
Income tax expense	(1,861)	(295)
Net profit / (loss) for the year	$1,571	$(9,013)

Earnings / (loss) per share attributable to equity ordinary holders of the parent - basic and diluted(2)	$0.18	$(0.62)
Weighted average number of shares outstanding - basic and diluted	12,500,002	12,500,002

Unaudited pro forma net profit / (loss)(3)	4,888	(4,002)
Unaudited pro forma net profit / (loss) per share attributable to equity holders of the parent - basic and diluted(4)
Unaudited pro forma weighted average number of shares outstanding - basic and diluted(4)

Statements of Financial Position Data:
Cash and cash equivalents	$9,451	$21,321
Total assets	138,439	152,230
Borrowings current	28,377	41,597
Convertible loan note-related party	18,169	1,700
Borrowings non - current	12,205	14,651
Total non-current liabilities	19,298	23,607
Total liabilities	118,692	123,492
Total equity	19,747	28,738

Statements of Cash Flows Data:
Net cash inflow from operating activities	$3,042	$6,646
Net cash used in investing activities	$(11,583)	$(9,754)
Net cash inflow from financing activities	$12,188	$14,976

	Fiscal Year Ended June 30,
	2016	2017
	(in thousands, except share and per share amounts)
Other Financial and Operating Data:
Revenue from Customer Management segment	$259,093	$256,918
Revenue from Customer Acquisition segment	$63,923	$77,116
Adjusted EBITDA (unaudited)(5)	$22,902	$16,235
Adjusted EBITDA Margin (unaudited)(6)	7.1%	4.9%
Net Debt (unaudited)(7)	$49,300	$36,627
(1)	Mohammed Khaishgi, who has served as our chief executive officer since September 2017, did not serve in this capacity during the fiscal years ended June 30, 2016 and 2017 as he had other responsibilities within TRGI. Accordingly, the amounts reflected above for employee benefits expenses exclude compensation expense for Mr. Khaishgi.
(2)	See Note 24 to our audited consolidated financial statements included in this prospectus for additional information regarding the calculation of basic and diluted earnings / (loss) per share attributable to equity holders of the parent.
(3)	Unaudited pro forma net loss gives effect to (i) the automatic conversion of 4,749,861 preferred shares held by TRGI into an equivalent number of our common shares upon completion of this offering, (ii) the redemption of 1,538,462 non-convertible redeemable senior preferred shares of our subsidiary Etelequote Limited for an aggregate redemption price of approximately $20.0 million, (iii) the repayment of approximately $6.8 million of principal and accrued unpaid interest on the outstanding 15.0% convertible loan notes of Etelequote Limited held by TRGI, (iv) the repayment of approximately $9.1 million principal amount of senior secured notes of our subsidiary e-TeleQuote Insurance, Inc. and (v) the repayment of approximately $1.0 million of principal and accrued unpaid interest on the outstanding 15.0% promissory note of Etelequote Limited held by TRGI.
(4)	Unaudited pro forma weighted average number of shares outstanding—basic and diluted give effect to (i) the automatic conversion of 4,749,861 preferred shares held by TRGI into an equivalent number of our common shares upon completion of this offering and (ii) the cancellation of the outstanding options under the legacy equity incentive plans of the Continuing Business Entities and grant of options to purchase common shares under the 2017 Stock Plan with a weighted-average exercise price of $ per share. See Note 24 to our audited consolidated financial statements included in this prospectus for additional information regarding the calculation of basic and diluted earnings / (loss) per share attributable to equity holders of the parent and weighted average number of shares outstanding - basic and diluted.
(5)	We define “EBITDA” as net profit / (loss) before finance costs, income tax (credit) / expense, depreciation and amortization. We define “Adjusted EBITDA” as EBITDA before the effect of the following items: AIM delisting expenses, litigation and settlement expenses, foreign exchange losses, goodwill impairment, other income and share-based payment. We use Adjusted EBITDA internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance. We believe that Adjusted EBITDA is a meaningful indicator of the health of our business as it reflects our ability to generate cash that can be used to fund recurring capital expenditures and growth. Adjusted EBITDA also disregards non-cash or non-recurring charges that we believe are not reflective of our long-term performance. We also believe that Adjusted EBITDA is widely used by investors, securities analysts and other interested parties as a supplemental measure of performance and liquidity.

Adjusted EBITDA may not be comparable to other similarly titled measures of other companies and has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Some of these limitations are as follows:

•	although depreciation and amortization expense is a non-cash charge, the assets being depreciated and amortized may have to be replaced in the future, however, Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
•	Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect: (i) changes in, or cash requirements for, our working capital needs; (ii) debt service requirements; (iii) tax payments that may represent a reduction in cash available to us; and (iv) other cash costs that may recur in the future;
•	other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA along with other IFRS-based financial performance measures, including cash flows from operating activities, investing activities and financing activities, net profit / (loss) and our other IFRS financial results.

The following table provides a reconciliation of Adjusted EBITDA to net profit / (loss):

	Fiscal Year Ended June 30,
	2016	2017
	(unaudited) $ in thousands
Reconciliation of Adjusted EBITDA to Net Profit/(Loss)
Profit / (loss) for the year	$1,571	$(9,013)
Finance costs	5,130	6,393
Income tax expense	1,861	295
Depreciation and amortization	12,655	13,832
EBITDA	$21,217	$11,507

Non-recurring expenses(a)	$345	$5,393
Foreign exchange losses	90	422
Goodwill impairment(b)	1,426	54
Other income(c)	(1,256)	(1,416)
Share-based payment	1,080	275
Adjusted EBITDA	$22,902	$16,235
(a)	Represents expenses of $1.0 million incurred to delist the shares of IBEX Global Solutions Ltd. and Digital Globe Services, Ltd. from the AIM segment of the London Stock Exchange. Also represents litigation and settlement costs and accruals for several litigation matters, consisting of $2.1 million (2017) in legal and settlement costs for a legal proceeding brought against DGS EDU LLC, and $2.0 million (2017) in legal and settlement costs and accruals for legal proceedings brought against IBEX Global Solutions, with the bulk of such expenses arising out of a class action lawsuit currently pending in the United States federal district court of Tennessee. See “Business—Legal Proceedings.”
(b)	The $54,000 impairment loss recognized in the fiscal year ended June 30, 2017 related to the closure in December 2016 of a facility acquired by a DGS cash-generating unit. The $1.4 million impairment loss recognized in the fiscal year ended June 30, 2016 related to the write-off of the goodwill attributable to the DGS EDU LLC business.

(c)	Represents non-recurring income attributable to a now-expired arrangement under which TRGI reimbursed for the purchase of certain software that was also used by other TRGI group companies.
(6)	We calculate “Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenues.
(7)	We calculate “Net Debt” as total borrowings less cash and cash equivalents. Net Debt excludes 1,538,462 senior preferred shares at June 30, 2017, which are mandatorily redeemable on or before June 6, 2018 at a redemption price of $13.00 per share upon the event of a public offering of IBEX Holdings Limited, to the extent of the proceeds of such an offering. The following table describes a reconciliation of total borrowings of Net Debt:
	Fiscal Year Ended June 30,
	2016	2017
	(unaudited) $ in thousands
Net debt reconciliation
Borrowings - non current	$12,205	$14,651
Borrowings - current	28,377	41,597
Convertible loan note - related party	18,169	1,700
	$58,751	$57,948

Less: Cash and cash equivalents	9,451	21,321
Net Debt	$49,300	$36,627

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial Data” and our audited consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. These financial statements have been prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States. This discussion contains forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” and “Forward Looking Statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a leading end-to-end provider of technology-enabled customer lifecycle experience (“CLX”) solutions. Through our integrated CLX platform, we offer a comprehensive portfolio of solutions to optimize customer acquisition, engagement, expansion and experience for our clients. We leverage sophisticated technology and proprietary analytics, in combination with our global contact and delivery center footprint and business process outsourcing expertise, to protect and enhance our clients’ brands. We manage approximately 60 million interactions each year with consumers on behalf of our clients through an omni-channel approach, using voice, web, chat and email.

Our clients consist primarily of Fortune 500 brands, across a broad range of industries, including telecommunications, cable, technology, automotive and insurance, that have large customer bases that rely on outsourced providers to maximize customer experience and improve customer expansion. We have deep, long-standing relationships with our client base; our top ten clients have an average tenure of five years. Increasingly, our client base includes faster growing brands in high-growth segments of our target markets, such as high-growth technology and consumer services. Given that these companies continue to manage outsized growth and do not generally have outsourced customer lifecycle capabilities, these companies seek to leverage outsourced providers like us to facilitate revenue growth and enhance their brand loyalty.

We conduct our business through the following two reporting segments:

Customer Management – Our Customer Management segment comprises our Engagement, Expansion and Experience solutions. Our suite of customer engagement solutions consist of customer service, technical support and other value-added outsourced back office services. This omni-channel offering is delivered through voice, email, chat, SMS, social media and other communication applications. Our customer expansion solution builds on our customer engagement solution, combining our traditional BPO solutions with our sales and acquisition-oriented delivery center capability to allow our existing clients to further mine their current customer base. Our customer experience solution is comprised of our comprehensive suite of proprietary software tools to measure, monitor and manage our clients’ customer experience.

Customer Acquisition – In our Customer Acquisition segment, we work with consumer-facing businesses to acquire customers for them. Most of our customer acquisition solutions involve two steps: (a) generating or purchasing a lead or a prospect, and (b) converting that lead or prospect into a customer, most frequently through a voice-based channel. In our Customer Acquisition segment, we primarily acquire customers for clients in the telecommunications, cable, technology and insurance industries. Our activity for the insurance industry is conducted through our Medicare insurance agency division, which acquires customers for leading health insurance carriers.

Key Factors Affecting Our Performance

We believe that the following factors have affected our results of operations for the fiscal years ended June 30, 2016 and 2017.

Client-Related Factors Affecting Revenues

Our revenues are heavily dependent upon our key client relationships. Our top three clients accounted for 63.1% and 58.4% of our revenues for the fiscal years ended June 30, 2016 and 2017, respectively. We have pursued the diversification of our client base as demonstrated by the decrease in revenues from these top three clients as a percentage of total revenue.

A number of factors related to client activity that have impacted our revenues during the years ended June 30, 2016 and June 30, 2017 are discussed below:

Outsourcing Strategy

Large enterprises generally have sophisticated outsourcing strategies that seek to optimize vendor expertise leveraging the advantages offered by alternative delivery locations. Changes in strategy often create opportunities for CLX providers to partner with clients in the implementation of any new outsourcing strategy. While large enterprises review their strategy regularly, factors such as merger and acquisition activity or internal client re-organizations often can be the cause of unexpected changes in strategy.

Client’s Underlying Business Performance

Outsourcing demand for CLX services reflects a client’s underlying business performance and priorities. Growth in a client’s business often results in increased demand for our customer engagement solutions, which we believe was demonstrated in fiscal years 2016 and 2017 as demand for our customer engagement solutions from some of our new high-growth clients in the technology sector increased. Conversely, a decline in a client’s business generally results in a decrease in demand for our customer engagement solutions, coupled with an increase in demand for our customer acquisition and expansion solutions. The correlation between business performance and CLX demand can therefore be complex, and depend upon several factors such as vendor consolidation, growth investment focus and overall business environment, which can result in short term revenue volatility for CLX providers.

Merger and Acquisition Activity

Outsourcing demand from our clients can be significantly impacted by merger and acquisition activity in their industries. During fiscal year 2016 and 2017, two of our largest clients completed large acquisitions, which resulted in changes to their outsourcing strategies, including vendor consolidation and changes in the mix of delivery locations. Both of these acquisitions resulted in direct increases in our overall agent headcount and share of client outsourcing spend. For example, our headcount of agents dedicated to our largest client increased from 2,636 on June 30, 2016 to 3,199 on June 30, 2017. However, such transitions often result in us incurring certain non-recurring costs such as additional training expense as agents are re-trained to service a broader product mix, and foregoing margin as regular production ceases during that training phase.

Product Cycles

Many of our clients regularly upgrade their product or service mix, which directly impacts their demand for CLX service. For example, one of our largest clients has, in recent years, followed a product release cycle which results in demand spikes that can vary in volume depending on product complexity and customer demand.

Pricing

Our revenues are dependent upon both volumes and unit pricing for our various CLX services. Client pricing is often expressed in terms of a base price as well as, in limited cases, with bonuses and occasionally penalties depending upon our achievement of certain client objectives. While base pricing during fiscal years 2016 and 2017 was largely stable, we did experience periodic fluctuations based upon achievement of bonuses or incurrence of penalties. For example, in fiscal year 2017, we regularly recorded additional revenues from a top client in our Customer Acquisition segment due to achievement of sales volume targets set by that client.

Within our Customer Management segment, pricing for service delivered from onshore locations is higher than pricing for service delivered from offshore locations. This difference in pricing is due to the higher wage levels in onshore locations. Accordingly, a shift in service delivery location from onshore to offshore locations results in a decline in absolute revenues; however, margins tend to increase, in percentage and often in absolute terms, as compared to onshore service delivery.

Factors Affecting our Operating Profit Margins

A number of factors have affected our operating profit margins during the fiscal years ended June 30, 2016 and 2017, as follows:

Capacity Utilization

As a significant portion of our CLX services are performed by customer-facing agents located in delivery facilities, our margins are impacted by the level of capacity utilization in those facilities. We incur substantial fixed expenses in operating such facilities, such as rent expenses and site management overhead expenses. The greater the volume of interactions handled, the higher the utilization level of workstations within those facilities and the revenues generated to cover those fixed costs, thus the greater the percentage operating margin.

As the overall mix of our business has moved to offshore and nearshore service delivery, our onshore facilities have had lower levels of capacity utilization, which has increased margin pressure. With the shift in volume from onshore to offshore locations, we have available infrastructure capacity in place to support new onshore revenue generating projects, which would cause an increase in capacity utilization and therefore in our operating margins. Alternatively, consistent with past practice, we could rationalize our delivery model footprint and shutter facilities that are underutilized and reallocate remaining volume to other facilities.

In anticipation of the shift in our geographic delivery location mix toward offshore and nearshore locations, we invested in additional facilities in Jamaica, Nicaragua and the Philippines toward the end of fiscal year 2016, with that additional capacity being gradually absorbed during fiscal year 2017. As a result, we have experienced additional margin pressure in fiscal year 2017 due to the temporary effect of the lower capacity utilization in our newer offshore and near-shore facilities as they transition towards handling higher volumes of interactions.

Increases in Labor Costs

When compensation levels of our employees increase, we may not be able to pass on all or a portion of such increased costs to our clients or do so on a timely basis, which tends to depress our operating profit margins if we cannot generate sufficient offsetting productivity gains. During the current economic up-cycle in the United States, competition for contact center agents has been increasing from other sectors of the economy, and has resulted in upwards wage pressure. Towards the end of fiscal year 2017, we increased base compensation for agents in many of our U.S.-based centers, which has resulted in pressure on operating margins from our activities requiring U.S. service delivery. We are expecting to offset these wage increases with lower attrition and higher agent quality resulting in increased productivity and enhanced client satisfaction leading to the achievement of financial incentives.

Attrition Among Customer Facing Agents

The delivery center industry is generally characterized by high employee turnover. Such turnover has a significant impact upon profitability as recruiting and training expenses are incurred to replace departing agents. The improving economy in the United States has increased our U.S. agent turnover, as agents are able to access other opportunities. Conversely, our Customer Acquisition solution and our international offshore and nearshore operations have historically experienced low levels of turnover. Other considerations such as company culture, work conditions and general employee morale are key factors that impact employee turnover.

Inelasticity of Labor Costs Relative to Short-Term Declines in Client Demand

As our business depends on maintaining large numbers of agents to service our clients’ business needs, we tend not to terminate agents on short notice in response to temporary declines in demand in excess of agreed levels, as rehiring and retraining agents at a later date would force us to incur additional expenses. Furthermore, any termination of our employees also generally involves the incurrence of significant additional costs in the form of severance payments or early notice periods to comply with labor regulations in the various jurisdictions in which we operate our business, all of which would have an adverse impact on our operating profit margins. Accordingly, these factors constrain our ability to adjust our labor costs for short-term declines in demand.

Increases in Expenses Related to Sourcing or Generating Leads

A key element of our customer acquisition solution is the generation or purchase of leads or projects. We either generate our leads ourselves, often through digital means, or purchase our leads from external sources. Any increase in the cost of sourcing or generating leads or changes in the rate of conversion of those leads could impact our profit margins. During the fiscal years ended June 30, 2016 and 2017, we experienced some volatility in our internal lead generation costs, either due to competitive keyword bidding by other digital marketing agencies, or due to bidding restrictions imposed by our clients.

Increased Up-Front Costs Driven by Increased Demand

An increase in demand for CLX services typically results in an up-front increase in employee compensation expenses, due to the in-advance need to hire and train additional employees, predominantly delivery center agents, to service client campaigns. As these expenses for hiring and training our employees are typically incurred in a period before the revenues associated with the increase in demand are recognized, it has the effect of causing an initial decrease in our operating profit margins prior to the full impact of the profitability from the additional demand.

Net Effect of Local Inflation and Currency Exchange Rate Fluctuations

While substantially all of our revenues are generated in U.S. dollars, a significant portion of our operating expenses is incurred outside of the United States and paid for in foreign currencies, principally the local currencies of the Philippines and Pakistan. During the fiscal years ended June 30, 2016 and June 30, 2017, out of our total salary and employee benefit expenses, 21.2% and 20.3%, respectively, were incurred in the Philippines (in the Philippine Pesos) and 6.4% and 8.4%, respectively, were incurred in Pakistan (in the Pakistani Rupees). As a result, our results of operations are subject to the net effect, on the one hand, of inflation in the Philippines and Pakistan and, on the other hand, of the variability in exchange rates between the U.S. dollar, on the one hand, and the Philippine Peso and Pakistani Rupee, on the other. The impact of inflation on our operating expenses and thus on our audited consolidated statement of comprehensive income varies depending on the fluctuation in exchange rates between the U.S. dollar and those non-US currencies. In an environment where, for example, the Philippine Peso is weakening against the U.S. dollar, the impact of inflation in the Philippines on our results of operations will decrease, whereas in an environment where the Philippine Peso is strengthening against the U.S. dollar, the impact of inflation will be magnified. During the fiscal year ended June 30, 2017, the Philippine Peso experienced a 7.5% devaluation from 46.9 Philippine Pesos per U.S. dollar to 50.5 Philippine pesos per U.S. dollar and the Philippines Statistics Authority reported an inflation rate of 2.7%. The devaluation of the Philippine Peso, net of the impact of the inflation rate in the Philippines in the same period, has resulted in an improvement in our operating expenses, as 18.7% of our operating costs are incurred in Philippine Pesos. See “— Qualitative and Quantitative Disclosures about Market Risk — Foreign Currency Exchange Risk.”

Seasonality

Our business performance is subject to seasonal fluctuations. The customer acquisition activity we conduct through our Medicare insurance agency division is highly seasonal, with a significant portion of annual activity occurring during the AEP from October 15th to December 7th each year. This fluctuation is further exacerbated by our revenue recognition policy for this division where we recognize revenues only upon a sold policy becoming effective. All policies associated with the Annual Election Period only become effective on January 1st of the following year, which results in a significant revenue spike from that division during the third quarter of our fiscal year.

For the remainder of our Customer Acquisition segment, our revenues typically increase during the summer period when households tend to move and activate telecommunications services in their new homes, as well as during the final quarter of the calendar year when the year-end holiday season begins. Within our Customer Management segment, some of our retail-facing clients undergo an increase in activity during the year-end holiday period. These seasonal effects therefore cause differences in revenues and expenses among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or be used to predict annual financial results. This intra-year seasonal fluctuation in demand is in accord with historic experience in the BPO industry, with increased volumes during the fourth calendar quarter of the year.

Key Operational Metrics

We regularly prepare and review the following key operating indicators to evaluate our business, measure our performance, identify trends in our business, prepare financial projections, allocate resources and make strategic decisions:

	Fiscal Year Ended June 30,
	2016	2017	Change %
Workstations	10,402	11,724	12.7%
Onshore	3,678	3,812	3.6%
Offshore	5,692	6,435	13.1%
Nearshore	1,032	1,477	43.1%

Capacity Utilization	1.1x	1.0x	(10.0)%
Onshore	0.9x	0.8x	(7.1)%
Offshore	1.3x	1.2x	(7.0)%
Nearshore(1)	0.9x	0.6x	(32.9)%
(1)	Nearshore capacity utilization decreased in the fiscal year ended June 30, 2017 as we increased capacity in those related facilities ahead of planned growth.

Workstations

The number of workstations at all of our delivery centers is a key volume metric for our business. It is defined as the number of physical workstations at a delivery center location used for production (excluding, for example, workstations in training rooms or those used by supervisors). A single workstation will typically be used for multiple shifts, and therefore there will typically be more delivery center agents than utilized workstations.

Capacity Utilization

Capacity Utilization is an efficiency metric used within our business. We define Capacity Utilization as the number of agents divided by the number of workstations, for the period under consideration, across all facilities in the region.

Customer Acquisition Segment Only

	Fiscal Year Ended June 30,
	2016	2017	Change %
Policies on Book	22,548	34,549	53.2%
Ordered Revenue Generating Units	873,614	1,086,373	24.4%

Policies on Book

Policies on Book is a key volume metric specific to our Medicare insurance agency division within our Customer Acquisition segment. It is defined as the number of Medicare policies, supplements and prescription drug plans sold and active with carriers on our book at the end of the financial year concerned. Policies on Book have grown significantly over the two financial years reported due to the highly successful sales efforts in our Medicare insurance agency division.

Ordered Revenue Generating Units

Revenue Generating Units (“RGUs”) is a key volume metric specific to our digital marketing offering within our Customer Acquisition segment. It is defined as the number of products submitted to our clients during the course of the financial year. RGUs have grown significantly over the two financial years reported due to the highly successful sales efforts in our digital marketing line of work.

First-time adoption of IFRS

The financial statements, for the year ended June 30, 2017, are the first we have prepared in accordance with IFRS as issued by the IASB. For periods up to and including the year ended June 30, 2015, the predecessor holding company TRGI prepared its consolidated financial statements in accordance with the approved accounting standards as applicable in Pakistan. Approved accounting standards in Pakistan comprise of such IFRS as have been adopted under local law.

Accordingly, we have prepared financial statements that comply with IFRS as issued by the IASB, applicable as at June 30, 2017 as described in Note 3 to our audited consolidated financial statements (summary of significant accounting policies). In preparing the financial statements, our opening statement of financial position was prepared as at July 1, 2015, our date of transition to IFRS as issued by the IASB.

Set out below are the applicable mandatory exceptions and exemption elections in IFRS 1 applied in preparing our first financial statements under IFRS:

IFRS mandatory exceptions:

The applicable mandatory exceptions in IFRS 1 applied in preparing our first financial statements under IFRS, are as follows:

•	Exception for estimates: An entity's estimates in accordance with IFRSs at the date of transition shall be consistent with estimates made for the same date in accordance with its previous assertions made for its internal financial information purposes, unless there is objective evidence that those estimates were in error. We considered such information about historic estimates and treated the receipt of any such information in the same way as non-adjusting events after the reporting period in accordance with IAS 10 Events after the

Reporting Period, thus ensuring IFRS estimates as at July 1, 2015 are consistent with the estimates as at the same date made previously. IFRS estimates as at July 1, 2015 are consistent with the estimates as at the same date made in conformity with approved accounting standards in Pakistan.

The other compulsory exceptions of IFRS 1 have not been applied as these are not relevant to us or have not been early adopted:

•	Derecognition of financial assets and financial liabilities
•	Hedge accounting
•	Non-controlling interests
•	Embedded derivatives;
•	Classification and measurement of financial assets, and
•	Government grants

As we have not early adopted IFRS 9: Financial Instruments, we have not considered the application of the compulsory exception for classification and measurement of financial assets.

IFRS optional exemptions:

We have applied the following exemptions as of July 1, 2015:

IFRS 3 ‘Business Combinations’ has not been applied to either acquisitions of subsidiaries that are considered businesses under IFRS as issued by the IASB, or acquisitions of interests in associates and joint ventures that occurred before July 1, 2015. Use of this exemption means that the local GAAP carrying amounts of assets and liabilities, that are required to be recognized under IFRS as issued by the IASB, is their deemed cost at the date of the acquisition. After the date of the acquisition, measurement is in accordance with IFRS as issued by the IASB. Assets and liabilities that do not qualify for recognition under IFRS as issued by the IASB are excluded from the opening IFRS as issued by the IASB statement of financial position. We did not recognize or exclude any previously recognized amounts as a result of IFRS as issued by the IASB recognition requirements.

IFRS 1 allows that carrying amount of goodwill based on the previous GAAP be used in the opening IFRS as issued by the IASB statement of financial position (after adjustments for goodwill impairment and recognition or derecognition of intangible assets). In accordance with IFRS 1, we have tested goodwill for impairment at the date of transition to IFRS. As at July 1, 2015, we had impaired goodwill of iSky Inc. amounting to $1.7 million.

We have not applied IAS 21 retrospectively to fair value adjustments and goodwill from business combinations that occurred before the date of transition to IFRS as issued by the IASB. Such fair value adjustments and goodwill are treated as assets and liabilities of the parent rather than as assets and liabilities of the acquiree. Therefore, those assets and liabilities are already expressed in the functional currency of the parent or are non-monetary foreign currency items and no further translation differences occur.

The additional optional exemptions from full retrospective application of IFRS as issued by the IASB were considered by the Company but were not taken.

Critical Accounting Estimates and Judgements

The preparation of financial statements in accordance with IFRS as issued by the IASB requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods then-ended. Accounting estimates require the use of significant assumptions and judgments as to future events, and the effect of those events cannot be predicted with certainty. The accounting estimates will change as new events occur, more experience is acquired and more information is obtained. We evaluate and update our assumptions and estimates on an ongoing basis and use outside experts to assist in that evaluation when we deem necessary. Our significant accounting policies, which may be affected by our estimates and assumptions, are discussed further in Note 2.6 to our audited consolidated audited financial statements (critical accounting estimates and judgements) included elsewhere in this prospectus.

In the process of applying our accounting policies, we have made the following estimates and judgments which are significant to the consolidated financial statements:

Accounting Estimates

Impairment of Intangibles

Goodwill: The calculation for considering the impairment of the carrying amount of goodwill requires a comparison of the recoverable amount of the cash-generating units to which goodwill has been allocated, to the value of goodwill and the associated assets in the consolidated statement of financial position. The calculation of recoverable amount requires an estimate of the future cash flows expected to arise from the cash generating unit. Judgement is applied in selection of a suitable discount rate and terminal value. The key assumptions made in relation to the impairment of goodwill are set out in Note 4 to our audited consolidated financial statements.

Indefinite Lived Intangibles: The indefinite lived intangibles are tested for impairment by comparing their carrying amount to the estimates of their fair value based on estimates of discounted cash flow method. When the fair value is determined to be less than the carrying amount, the resulting impairment is recognised in the financial statements.

Depreciation and Amortization: Estimation of useful lives of property and equipment and intangible assets. We estimate the useful lives of property and equipment and intangible assets based on the period over which the assets are expected to be available for use. The estimated useful lives of property and equipment and intangible assets are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets.

Judgments

Training revenue: In relation to the recognition of training revenue and associated incremental direct expenses, we concluded that 1) as training revenue does not have a standalone value to the customer it should be amortized on a straight-line basis over the life of the client contract 2) as direct expenses relate directly to each customer contract, generated or enhanced resources that will be used in satisfying performance obligations in the future and are expected to be recovered in full should be deferred and amortized on a straight-line basis over the life of the client contract.

Renewal commission revenue: We recognize insurance commission on policies already sold but expected to be renewed and collected in future years. The expected renewal commission revenues are estimated, based on historical policy retention patterns and discounted at an appropriate discount rate. Renewal receivables are subsequently adjusted when related revenue is realized or in the event where the policies are not renewed.

Staff retirement plans and other employee benefits: The net defined benefit pension scheme assets or liabilities are recognized in our consolidated statement of financial position. The determination of the position requires assumptions to be made regarding future salary increases, mortality, discount rates and inflation. The key assumptions made in relation to the pension plans and share option plans are set out in Notes 18.1 and 23 to our audited consolidated financial statements, respectively.

Provision for taxation: We are subject to income tax in several jurisdictions and significant judgement is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite our belief that our tax return positions are supportable, we believe that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. We believe that our accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

Legal provisions: The Group reviews outstanding legal cases following developments in the legal proceedings and at each reporting date, in order to assess the need for provisions and disclosures in its financial statements. Among the factors considered in making decisions on provisions are the nature of litigation, claim or assessment, the legal process and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including the progress after the date of the financial statements but before those statements are issued), the opinions or views of legal advisers, experience on similar cases and any decision of the Group's management as to how it will respond to the litigation, claim or assessment.

De-facto control of Digital Globe Services Limited: De-facto control exists when the size of an entity’s own voting rights relative to the size and dispersion of other vote holders, give the entity the practical ability unilaterally to direct the relevant activities of another entity. TRGI held between 42.9% and 49.9% of voting rights in Digital Globe Services Limited during the period from 2013 to 2016, with the remaining voting rights being held by numerous unrelated individual shareholders. Other than Mr. Jeffrey Cox, the chief executive officer of Digital Globe Services Limited, who held between 12.9% and 19.5% of Digital Globe Services Limited shares in this time, no other shareholder held more than 8% of Digital Globe Services Limited shares at any time, and between 22% and 30% of Digital Globe Services Limited’s shares were held by shareholders with less than 3% holdings. Management has determined that TRGI retained the practical ability unilaterally to direct the relevant activities of Digital Globe Services Limited throughout this time, and has included the entity as an entity under common control for the purposes of the business combination approach described in Note 2.2 to our audited consolidated financial statements.

Components of Results of Operations

Revenues

Customer Management

A substantial majority of revenues in our Customer Management segment are based upon a price per unit of time or customer interaction. In such a case, we either charge our clients a base rate per unit of time that an agent is engaged in servicing the client’s customers or charge an overall rate per customer interaction. Base rates could be adjusted up or down depending upon our performance against metrics agreed with each client. Additionally, a portion of our revenues in the Customer Engagement solution of our Customer Management segment is charged on a “software as a service” basis for software and other technology related solutions.

Customer Acquisition

A substantial majority of revenues in the Customer Acquisition segment is generated under a fee-per-customer arrangement in which clients pay a fixed commission for each customer that we successfully acquire on their behalf. In some cases, we also receive a commission payment upon the annual renewal of that acquired customer. We also receive incentive payments upon the achievement of certain volume thresholds.

Operating Expenses

Employee Benefits Expenses

Employee benefits expenses consists of salaries, incentive compensation and employee benefits for all employees. The majority of this category relates to personnel engaged in client-facing service delivery, including delivery center agents, supervisors and other operations personnel of a client-facing nature. These costs will generally increase in proportion to our revenue and are therefore known as variable costs. The remaining expenses in this category relate to salaries, incentive compensation and employee benefits for full-time employees in our accounting, finance, human resources, legal, strategy, sales, marketing, client services, administrative and executive management functions. While these costs also generally increase in relation to our revenue, they do so at a lower rate and are semi-fixed in nature.

Reseller Commission and Lead Expenses

Reseller commission and lead expenses consists of the costs of generating or purchasing leads, which are expenses directly associated with acquiring new customers. These costs will generally increase in proportion to revenues from our Customer Acquisition segment, and are therefore variable costs within that segment.

Depreciation and Amortization

Depreciation and amortization relates to the depreciation of property, plant and equipment (primarily our entire physical and network infrastructure) and amortization of our software licenses and other intangibles.

Other Operating Costs

Other operating costs comprise rent and utilities, telecommunication, repairs and maintenance, travel, legal and professional, as well as other miscellaneous expenses. These costs will generally increase in relation to our revenue, although at a lower rate than variable expenses. This category also includes certain other expenses such as goodwill and intangibles impairment, foreign exchange gain or loss and bad debt write-downs.

Operating Profit

Operating profit is our earnings before interest and taxes and is a measure of our profit from ordinary operations. Operating profit is calculated as revenues minus total operating expenses.

Finance Costs

Finance costs consist principally of interest and other expenses paid on short- and long-term loans and borrowings, as well as interest accrued on the redeemable preferred shares and convertible preferred shares by one of our subsidiaries and interest and expenses on current account overdrafts and losses on adjustment for fair value of financial instruments.

Income Tax Expense

Income tax expense consists of the corporate income tax to be paid on our corporate profit, including deferred tax.

Net Profit / (Loss) for the Period

Net profit / (loss) for the period consists of total of profit/(loss) for the period from continuing operations and from discontinued operations.

Adjusted EBITDA

We define “EBITDA” as net profit / (loss) before finance costs, income tax (benefit)/expense, non-cash items of depreciation and amortization. We define “Adjusted EBITDA” as EBITDA before the effect of the following items: AIM delisting expenses, litigation and settlement expenses, goodwill impairment, other income and share-based payment. We use Adjusted EBITDA internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance. We believe that Adjusted EBITDA is a meaningful indicator of the health of our business as it reflects our ability to generate cash that can be used to fund recurring capital expenditures and growth. Adjusted EBITDA also disregards non-cash or non-recurring charges that we believe are not reflective of our long-term performance. We also believe that Adjusted EBITDA is widely used by investors, securities analysts and other interested parties as a supplemental measure of performance and liquidity.

Adjusted EBITDA may not be comparable to other similarly titled measures of other companies and has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Some of these limitations are as follows:

•	although depreciation and amortization expense is a non-cash charge, the assets being depreciated and amortized may have to be replaced in the future, however, Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
•	Adjusted EBITDA is not intended to be a measure of free cash flow for our discretionary use, as it does not reflect: (i) changes in, or cash requirements for, our working capital needs; (ii) debt service requirements; (iii) tax payments that may represent a reduction in cash available to us; and (iv) other cash costs that may recur in the future;
•	other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA in conjunction with other IFRS-based financial performance measures, including cash flows from operating activities, investing activities and financing activities, net profit / (loss) and our other IFRS financial results.

Adjusted EBITDA Margin

We calculate “Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenues.

Net Debt

We calculate “Net Debt” as total borrowings less cash and cash equivalents. Net debt excludes 1,538,462 senior preferred shares at June 30, 2017, which are mandatorily redeemable on or before June 6, 2018 at a redemption price of $13.00 per share upon the event of a public offering of IBEX Holdings Limited, to the extent of the proceeds of such an offering.

Results of Operations

Consolidated Statement of Comprehensive Income

The following table sets forth our audited consolidated statements of operations data for the periods presented:

	Fiscal Year Ended June 30,
	2016	2017	Change %
	$ in millions
Revenue	$323.0	$334.0	3.4%
Other Operating Income	$0.6	$0.5	(20.0)%

Operating Expenses
Employee benefits expenses	(217.8)	(227.5)	4.5%
Reseller commission and lead expenses	(30.1)	(34.8)	15.6%
Depreciation and amortization	(12.6)	(13.8)	9.3%
Other operating expenses	(54.5)	(60.7)	11.3%
Total Operating Expenses	$(315.0)	$(336.8)	6.9%

	Fiscal Year Ended June 30,
	2016	2017	Change %
	$ in millions
Operating Profit / (Loss)	$8.6	$(2.3)	(N/M )

Finance expenses	(5.1)	(6.4)	24.6%
Profit / (Loss) before taxation	$3.4	$(8.7)	N/M

Income tax expense	(1.8)	(0.3)	(84.1)%
Net Profit / (loss) for the year	$1.6	$(9.0)	N/M

Non-GAAP measures
Adjusted EBITDA (unaudited)	$22.9	$16.2	(29.1)%
Adjusted EBITDA Margin (unaudited)	7.1%	4.9%	(31.4)%
Net Debt (unaudited)	$49.3	$36.6	(25.7)%

Revenues by Reporting Segment

The following table sets forth our revenues by reporting segment for the periods presented:

	Fiscal Year Ended June 30,
	2016	2017	Change %
	$ in millions
Revenues
Customer Management	$259.1	$256.9	(0.8)%
Customer Acquisition	63.9	77.1	20.6%
Total Revenues	$323.0	$334.0	3.4%

Revenues by Geography

We track revenue by the geographic location we serve based on where the client is located. The following table sets forth the amount and percentage of our consolidated revenue for the periods presented by client location.

	Fiscal Year Ended June 30,
	2016	2017	Change %
	$ in millions
Revenue by Location
United States of America	$309.2	$315.1	1.9%
Others	13.8	18.9	37.0%
Total Revenue	$323.0	$334.0	3.4%

Note: This table is indicative of client location and not the location where the service was performed.

Fiscal Year Ended June 30, 2016 and 2017

Revenue

Our revenues were $334.0 million in the fiscal year ended June 30, 2017, an increase of $11.0 million, or 3.4%, over 2016. The $11.0 million increase in revenues was due to a strong performance at our Customer Acquisition segment, as further described below.

At our Customer Management segment, revenues were $256.9 million in the fiscal year ended June 30, 2017, a decrease of $2.2 million, or 0.8%, over 2016. Our revenue was impacted in fiscal year 2017 as two of our largest clients shifted the mix of their service delivery locations subsequent to recent merger and acquisition activity at each of these clients. During fiscal year 2017, our largest client accelerated its strategy to transition from domestic delivery locations to offshore and nearshore delivery locations, in line with its post-acquisition strategy. As a result, we reduced our domestic delivery headcount for this client, and significantly expanded our offshore and nearshore agent base. During the same period, our second largest client, which had, during the previous year, developed a significant offshore presence to service the increased demand resulting from acquisition related integration, changed its outsourcing strategy to an entirely domestic delivery model. Accordingly, we rapidly decreased our offshore headcount for this client, and over the course of the year, increased our domestic headcount to reflect the client’s new strategy. In addition, and especially for our second largest client, the decrease of our offshore agent pool servicing that client meant that our total headcount and revenues for that client initially declined, and then increased as we gradually on-boarded agents onshore over the next several quarters.

We believe these shifts to be of a non-recurring nature and that upon completion of these shifts, the end state will be margin accretive to us on a run rate basis. However, during the transition year of fiscal year 2017, revenues were adversely impacted by the timing lags between the loss of revenues at the locations those clients shifted away from and the commencement of replacement revenues at the locations to which they shifted, as well as the impact of reduced billing rates at offshore locations. We have estimated that the non-recurring revenue impact associated with this shift during fiscal year 2017 was $9.4 million; comprised of a $13.8 million decline from our largest client shifting volume from onshore to offshore locations and a net $4.4 million increase from our other large client as offshore service delivery ceased abruptly, with volumes transferred gradually onshore. In addition, we lost two clients during fiscal year 2017 that were in excess of our historical client loss experience. For fiscal year 2016, these two clients generated $11.1 million; for fiscal year 2017, these two clients generated $3.6 million. The adverse revenue dynamic from these non-recurring client situations was substantially offset by revenue growth elsewhere in fiscal year 2017, including new logo wins and expansion at other existing customers.

At our Customer Acquisition segment, revenues were $77.1 million in the fiscal year ended June 30, 2017, an increase of $13.2 million, or 20.6%, over 2016. The $13.2 million increase in revenues was driven both by favorable performance in our Medicare insurance agency division, with robust growth in sales of Medicare health insurance products and the resultant rise in our policies on book, and strong growth in the digital acquisition business within Customer Acquisition, driven by growth in top clients and resellers, including new client wins. Included in our Customer Acquisition results is revenue related to customer acquisition services that we provided to the education sector. In response to the changing regulatory landscape of that sector and the low profit margin that we generated on revenue earned, we voluntarily decided to reduce our exposure to that end market in fiscal year 2017. Our revenue related to customer acquisition services to the for-profit education industry was $5.2 million and $1.9 million in fiscal 2016 and 2017, respectively. Excluding customer acquisition revenue associated with the education end market, our revenue growth in fiscal 2017 would have been 24.3%.

Our top three clients accounted for 63.1% and 58.4% of our revenues in the fiscal years ended June 30, 2016 and 2017, respectively. Our top client accounted for 32.5% and 25.7% of our revenues in the fiscal years ended June 30, 2016 and 2017, respectively.

Operating Expenses

Total operating expenses were $336.9 million in the fiscal year ended June 30, 2017, an increase of $21.8 million, or 6.9%, over 2016. The increase in operating expenses was primarily due to increases in personnel costs and reseller commission and lead expenses.

Salary and employee benefits expenses were $227.6 million in the fiscal year ended June 30, 2017, an increase of $9.7 million, or 4.5%, over 2016. This increase in salary and employee benefits expenses was due primarily to increased headcount required to support the growing needs of our business. Within our Customer Management segment, costs increased as a result of the opening of new delivery centers, especially offshore in the Philippines and nearshore in Jamaica and Nicaragua. The expansion of our delivery center network impacted our salary and employee benefits expenses, as each such expansion requires additional personnel, and we typically do not realize revenues to cover these costs until billable service commences. In addition, our fiscal year 2017 costs included costs attributable to the relocation of service delivery for our two largest clients, including costs associated with training a large number of agents, as our largest client boosted offshore headcount during the year by 1,250 agents and our second largest client increased onshore headcount during the year by 570 agents. In addition, our salary and employee benefit expenses were adversely affected by the aforementioned delivery model shift undertaken by our second largest client, with whom we shifted from relatively lower cost offshore delivery to relatively higher cost onshore delivery.

Reseller commission and lead expenses were $34.8 million in the fiscal year ended June 30, 2017, an increase of $4.7 million, or 15.6%, over 2016. The $4.7 million increase in reseller commission and lead expenses was due to the strong growth in our Customer Acquisition segment. Revenues generated by our Customer Acquisition segment grew faster than the associated reseller commission and lead generation expenses during the fiscal year ended June 30, 2017, which favorably impacted our operating income margin. This margin benefit was generated by our ability to more efficiently source leads, through the benefit of operating scale and our ability to qualify for incentive bonuses set up by our clients that reward us for execution performance.

Depreciation and amortization expense was $13.8 million in the fiscal year ended June 30, 2017, an increase of $1.2 million, or 9.3%, over 2016. The $1.2 million increase in depreciation and amortization expense was primarily due to increased capital expenditures associated with facilities expansion in our Customer Management segment, especially those related to our decision to build our own 720-seat nearshore delivery center facility in Jamaica, and also to significant investment in technology in our Customer Management segment.

Other operating expenses were $60.7 million in the fiscal year ended June 30, 2017, an increase of $6.2 million, or 11.3%, over 2016. Key drivers of this increase were $5.4 million of non-recurring costs incurred during fiscal year 2017. These non-recurring expenses consisted of a $1.0 million expense related to delisting transactions on the London Stock Exchange and $4.1 million of litigation and settlement costs and accruals for several litigation matters, consisting of approximately $2.1 million in legal and settlement costs for a litigation case brought against DGS EDU LLC, and $2.0 million in legal and settlement costs and accruals for litigation matters brought against IBEX Global Solutions, with the bulk of such expenses arising out of a class action lawsuit currently pending in the US District Court of Tennessee. See “Business Section—Legal Proceedings.”

Operating Profit / (Loss)

As a result of the above, we had an operating loss of $2.3 million in the fiscal year ended June 30, 2017, as compared to an operating profit of $8.6 million in the same period in 2016. Our reduction in operating profit in fiscal year 2017 reflected the non-recurring expenses described above in other operating costs and in salary and employee benefits expenses.

Our operating profit margin decreased from 2.7% to (0.7)%. Excluding the impact of non-recurring items outlined in our financial statements, our operating profit margin would have decreased from 3.2% to 0.7%. If we further exclude the one-time impact of the shift of business between onshore and offshore locations at our two largest clients during fiscal year 2017, we estimate that our operating profit margin would have stayed flat at 2.7% in both years.

Finance Expenses

Finance expenses were $6.4 million in the fiscal year ended June 30, 2017, an increase of $1.3 million over 2016. The $1.3 million increase in finance costs was due to the increased level of debt in fiscal year 2017 versus the previous fiscal year.

Income Tax Expense

Income tax expense was $0.3 million in the fiscal year ended June 30, 2017, a decrease of $1.6 million over 2016. The $1.6 million decrease in income tax expense was primarily due to group pre-tax losses in the 2017 fiscal year of $7.5 million compared to group pre-tax profit in the 2016 fiscal year of $2.8 million, a decrease of $10.3 million. This movement had a significant impact on current and deferred income tax expense.

Net Profit / (Loss)

Net loss was $9.0 million in the fiscal year ended June 30, 2017, a decrease of $10.6 million over 2016. Net profit margin decreased by 3.2% to (2.7)% primarily due to the same factors adversely impacting the operating profit margin, discussed in the previous section, augmented by higher finance costs and offset by a lower income tax expense.

Adjusted EBITDA

The following table provides a reconciliation of Adjusted EBITDA to our net profit / (loss):

	Fiscal Year Ended June 30,
	2016	2017
	(unaudited)
	$ in thousands
Reconciliation of Adjusted EBITDA to Net Profit / (Loss)
Net profit / (loss) for the year	$1,571	$(9,013)
Finance costs	5,130	6,393
Income tax expense	1,861	295
Depreciation and amortization	12,655	13,832
EBITDA	$21,217	$11,507
Non-recurring expenses(a)	$345	$5,393
Foreign exchange losses	90	422
Goodwill impairment(b)	1,426	54
Other income(c)	(1,256)	(1,416)
Share-based payment	1,080	275
Adjusted EBITDA	$22,902	$16,235
(a)	Represents expenses of $1.0 million incurred to delist the shares of IBEX Global Solutions Ltd. and Digital Globe Services, Ltd. from the AIM segment of the London Stock Exchange. Also represents litigation and settlement costs and accruals for several litigation matters, consisting of $2.1 million (2017) in legal and settlement costs for a legal proceeding brought against DGS EDU LLC, and $2.0 million (2017) in legal and settlement costs and accruals for legal proceedings brought against IBEX Global Solutions, with the bulk of such expenses arising out of a class action lawsuit currently pending in the United States federal district court of Tennessee. See “Business—Legal Proceedings.”

(b)	The $54,000 impairment loss recognized in the fiscal year ended June 30, 2017 related to the closure in December 2016 of a facility acquired by a DGS cash-generating unit. The $1.4 million impairment loss recognized in the fiscal year ended June 30, 2016 related to the write-off of the goodwill attributable to the DGS EDU LLC business.
(c)	Represents non-recurring income attributable to a now-expired arrangement under which TRGI reimbursed for the purchase of certain software that was also used by other TRGI group companies.

Our consolidated Adjusted EBITDA was $16.2 million in the fiscal year ended June 30, 2017, a decrease of $6.7 million, or 29.1%, over 2016.

Our finance costs of $5.1 million and $6.4 million in fiscal years 2016 and 2017, respectively, includes a portion attributable to high-interest debt that we intend to repay from the proceeds of this offering. Among our non-cash expenses, we recognized a $1.4 million goodwill impairment charge in fiscal year 2016 due to the write-down of DGS EDU LLC, a previously acquired business relating to for-profit online education, and a $54,000 impairment loss in the fiscal year ended June 30, 2017 related to the closure in December 2016 of a facility acquired by a DGS cash-generating unit. Non-cash expenses also include share-based payment recognized in respect of equity grants made under existing stock option plans maintained by certain of the Continuing Business Entities (which will be replaced with the 2017 Stock Plan upon the completion of this offering).

Non-recurring expenses included within other operating costs total $0.3 million and $5.4 million in fiscal years 2016 and 2017, respectively. These non-recurring expenses in fiscal year 2017 included a $1.0 million expense related to delisting the shares of IBEX Global Solutions Ltd. and Digital Globe Services, Ltd. from the AIM segment of the London Stock Exchange and $4.0 million of litigation and settlement costs and accruals for several litigation matters, consisting of $2.1 million in legal and settlement costs for a legal proceeding brought against DGS EDU LLC, and $2.0 million in legal and settlement costs and accruals for legal proceedings brought against IBEX Global Solutions, with the bulk of such expenses arising out of a class action lawsuit currently pending in the United States federal district court of Tennessee. See “Business—Legal Proceedings.”

Adjusted EBITDA also includes an adjustment for non-recurring income of $1.3 million and $1.4 million in fiscal years 2016 and 2017, respectively, attributable to a now-expired arrangement under which TRGI reimbursed us for the purchase of certain software that was also used by other TRGI group companies.

Adjusted EBITDA Margin

Our Adjusted EBITDA Margin was 4.9% for the fiscal year ended June 30, 2017 compared to 7.1% for the fiscal year ended June 30, 2016. The decline in Adjusted EBITDA Margin was primarily due to our two largest customers, within our Customer Management segment, shifting the service delivery location of a significant portion of their revenues during the fiscal year ended June 30, 2017. One of these two customers shifted significant volume from onshore to offshore locations, whereas the other client shifted volume from offshore to onshore locations. During the course of the fiscal year, as we transitioned volumes, we incurred transition costs such as training expenses, and also realized lower revenues than what we would have in the absence of this transition given that employees undergoing training were not in a revenue producing position during the duration of their training. This transition impacted our profitability and Adjusted EBITDA Margin.

Net Debt

Net debt as of June 30, 2017 decreased to $36.6 million from $49.3 million as of June 30, 2016 primarily due to the change in mix of financing sources at our Medicare Insurance Agency Division within our customer acquisition segment. During 2017 our Medicare Insurance Agency Division repaid a portion of their debt through issuance of preference shares.

Liquidity and Capital Resources

Our principal liquidity needs are to fund our working capital requirements and to finance capital expenditures (consisting of additions to property and equipment and to intangible assets).

We had negative working capital of $11.3 million as of June 30, 2017, $18.7 million as of June 30, 2016 and $8.7 million as of July 1, 2015. Overall, our working capital balance at each of these dates was negative primarily due to the negative working capital at our Medicare insurance agency division within our Customer Acquisition segment. The negative working capital balance at our Medicare insurance agency division reflects the largely long-term nature of our trade receivables from that business related to the recognition of renewal commission revenue, which we have funded from a mix of financing sources that possess a significant short-term component.

The $10.0 million increase in our negative working capital balance from July 1, 2015 to June 30, 2016 was primarily attributable to the increase in short-term borrowings to finance the robust growth in the number of Policies on Book generated at our Medicare insurance agency division, as well as a write-off of certain trade receivables in the remaining portion of our Customer Acquisition segment and, to a lesser extent, an increase in days sales outstanding on our trade receivables at our Customer Management segment. The $7.4 million decrease in our negative working capital balance from June 30, 2016 to June 30, 2017 was primarily attributable to the positive working capital balance of our Customer Management and Customer Acquisition segment due to the decrease in its short-term borrowings.

We incur capital expenditures related to the opening of new delivery centers, maintenance and upgrade of existing delivery centers, maintenance and enhancement of our network infrastructure and purchase of intangibles (primarily software licenses). During the fiscal year ended June 30, 2017, we invested $11.0 million on capital expenditures, a significant portion of which was related to the opening of two new delivery centers in our Customer Management segment located in the Philippines and Jamaica, upgrading and expansion of existing delivery centers in the U.S. and the Philippines in our Customer Management segment and, to a lesser extent, the opening of two new facilities for the Medicare insurance agency division of our Customer Acquisition segment. During the fiscal year ended June 30, 2016, we invested $11.8 million on capital expenditures, a significant portion of which was related to the opening of a new delivery center facility in Nicaragua, construction of a new delivery center facility in Jamaica, upgrading and expansion of existing delivery centers in the U.S. and the Philippines in our Customer Management segment and, to a lesser extent, investment in technology and delivery center expansion in our Customer Acquisition segment.

Historically, we have met our liquidity needs through cash generated from our operating activities and from cash generated by financing activities, including borrowings under credit facilities, private placements of debt securities and preferred shares and capital leases, as described in more detail below under “—Financing Arrangements.” As of June 30, 2017, the total amount of credit available to us under our revolving credit facilities and lines of credit was $7.7 million. We also have financing arrangements in place with financial institutions to accelerate collection of receivables. As of June 30, 2017, we had cash and cash equivalents of $21.3 million. Of this amount, $4.2 million is located outside of the United States, and $2.1 million of this is subject to restrictions on our ability to repatriate such funds.

As of June 30, 2017, our outstanding debt under our credit facilities, private placements of debt securities and preferred shares and capital leases amounted to $56.2 million. Of this amount, $41.2 million represented long-term financing obligations under credit facilities, $5.9 million represented capital lease obligations related to the purchase of equipment and build-out of delivery centers and $9.1 million represented private placement notes.

Our future liquidity requirements will depend on many factors, including our growth rate, the timing and extent of spending to open new delivery centers and support development efforts, our expansion of sales and marketing activities and the introduction of new and enhanced technology offerings. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies and intellectual property rights.

Management believes that our existing cash balance together with cash generated from our operations, availability under our existing revolving credit facilities and the anticipated net proceeds from this offering will be sufficient to meet our liquidity requirements for at least the next twelve months.

Cash Flows

	Fiscal Year Ended June 30,
	2016	2017
	$ in millions
Net cash inflow from / (used in):
Operating activities	$3.0	$6.6
Investing activities	(11.6)	(9.8)
Financing activities	12.2	15.0

Net increase / (decrease) in cash and cash equivalents	$3.6	$11.9
Cash and cash equivalents, beginning of year	5.8	9.5
Cash and cash equivalents, end of year	9.5	21.3

Cash Flows from Operating Activities

Net cash inflow from operating activities during the fiscal year ended June 30, 2017 was $6.6 million compared with cash provided of $3.0 million during the fiscal year ended June 30, 2016. The $3.6 million increase in net cash inflow from operating activities was primarily attributable to the increase in our revenue and collection thereof.

Cash Flows from Investing Activities

Net cash used in investing activities was $9.8 million during the fiscal year ended June 30, 2017 compared with cash used of $11.6 million during the fiscal year ended June 30, 2016.

During the fiscal year ended June 30, 2017, we expended $9.8 million on investing activities, primarily related to the purchase of property and equipment of $9.0 million and purchase of intangible assets of $0.9 million. A significant portion of our investing activities was related to the opening of two new delivery centers in our Customer Management segment located in the Philippines and Jamaica, upgrading and expansion of existing delivery centers in the U.S. and the Philippines in our Customer Management segment and, to a lesser extent, the opening of two new facilities for the Medicare insurance agency division within our Customer Acquisition segment.

During the fiscal year ended June 30, 2016, we expended $11.6 million on investing activities, primarily related to the purchase of property and equipment of $9.5 million, the purchase of intangible assets of $1.4 million and investments of $0.9 million. A significant portion of our investing activities was related to the opening of a new delivery center facility in Nicaragua, construction of a new delivery center facility in Jamaica, upgrading and expansion of existing delivery centers in the U.S. and the Philippines in our Customer Management segment and, to a lesser extent, investment in technology and delivery center expansion in our Customer Acquisition segment.

Cash Flows from Financing Activities

Net cash inflow from financing activities was $15.0 million during the fiscal year ended June 30, 2017 and $12.2 million during the fiscal year ended June 30, 2016.

Net cash inflow from financing activities of $15.0 million cash during the fiscal year ended June 30, 2017 primarily reflected proceeds from line of credit of $4.8 million, proceeds from borrowings of $25.1 million, repayment of borrowings of $11.7 million and $1.0 million paid as dividends.

Net cash inflow from financing activities of $12.2 million cash during the fiscal year ended June 30, 2016 primarily reflected proceeds from line of credit of $13.3 million, proceeds from borrowings of $16.5 million, repayment of borrowings of $19.7 million, proceeds from related party loans of $12.6 million and the payment of $6.6 million dividends.

Financing Arrangements

Through our subsidiaries we are party to a number of financing arrangements with banks, financial institutions and private investors that serve to meet our liquidity requirements. These arrangements include credit facilities, lines of credit, receivables financing arrangements, term loans, capital leases and equipment leases, as well as private placements of debt securities and preferred shares. The following is a summary of the principal financing arrangements utilized by our Customer Management and Customer Acquisition segments. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the agreements and related documents referred to below, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Customer Management

PNC Credit Facility

In November 2013, our subsidiary TRG Customer Solutions, Inc. entered into a three-year $35.0 million revolving credit facility (as amended, the “PNC Credit Facility”) with PNC Bank, N.A. (“PNC”). In June 2015, the amount of availability under the PNC Credit Facility was increased to $40.0 million, with an additional $10.0 million of incremental availability (subject to PNC’s approval and satisfaction of conditions precedent), and the maturity date of the PNC Credit Facility was extended to May 2020. The line of credit balance as of June 30, 2017 was $20.9 million compared to $17.0 million as of June 30, 2016. In June 2016, the PNC Credit Facility was amended to add a Term Loan A of $6.0 million, which was drawn down in full, and a Term Loan B of $4.0 million (subject to satisfaction of conditions precedent), which was never drawn down and cancelled. In addition, the PNC Credit Facility was amended in June 2016 to include a $3.0 million non-revolving line of credit for purchases of equipment, which was drawn down in full. The current balance of this line as of June 30, 2017 was $2.3 million compared to $1.8 million as of June 30, 2016. In November 2016, the PNC Credit Facility was amended by adding a Term Loan C of $16.0 million, which was drawn down in full with $6.0 million applied to repay in full Term Loan A. Term Loan C is required to be repaid in 54 equal monthly installments (commencing six months after the drawdown date). The term loan balance as of June 30, 2017 was $14.2 million compared to $6.0 million as of June 30, 2016.

As of June 30, 2017, $37.4 million was outstanding under the PNC Credit Facility. Of this amount, $25.5 million represents short-term borrowings under the revolving line of credit, and the current portion of long-term indebtedness under Term Loan C and the equipment line of credit and $11.9 million represents long-term indebtedness under Term Loan C and the equipment line of credit.

Borrowings under the PNC Credit Facility bear interest at LIBOR plus a margin of 1.75% and / or the PNC Commercial Lending Rate for domestic loans.

Amounts owed under the PNC Credit Facility are secured by substantially all of TRG Customer Solutions, Inc.’s assets.

Upon the occurrence of a “Springing Covenant Event,” which means that TRG Customer Solutions, Inc. has not complied with certain borrowing requirements, TRG Customer Solutions, Inc. must maintain a Fixed Charge Coverage Ratio (as defined in the PNC Credit Facility) of not less than 1.00 to 1.00, measured on (a) the trailing six months for the fiscal quarter ended December 31, 2016, (b) the trailing nine months for the fiscal quarter ended March 31, 2017, (c) the trailing 12 months for the fiscal quarter ended June 30, 2017, and (d) on a rolling four-quarter basis for each fiscal quarter ending after June 30, 2017. To date we have not been subject to the application of the Fixed Charge Coverage Ratio. The PNC Credit Facility also contains negative covenants limiting mergers and consolidations, acquisitions and sales of assets, liens, the making of loans and guarantees and dividends, which are subject to exceptions and qualifications.

The PNC Credit Facility contains customary events of default, including payment default, failure to comply with covenants or other obligations, material misrepresentations, events which have a material adverse effect, certain bankruptcy events, and changes of control.

As of June 30, 2017, TRG Solutions, Inc. was in compliance with the covenants under the PNC Credit Facility.

Receivables Financing Agreement with Citibank, N.A.

In June 2015, our subsidiary TRG Customer Solutions, Inc. entered into a supplier agreement with Citibank, N.A. (the “Citibank Receivables Financing Agreement”). Pursuant to the Citibank Receivables Financing Agreement, Citibank provides payment to TRG Customer Solutions, Inc. for accounts receivable owed to TRG Customer Solutions, Inc. from AT&T Services Inc. and its various subsidiaries and affiliates located in the United States. All payments from Citibank to TRG Customer Solutions, Inc. are subject to a discount charge. The discount rate used to calculate the discount charge is the product of (i) the LIBOR rate for the period most closely corresponding to the number of days in the period starting from and including the date the proceeds are remitted by Citibank to TRG Customer Solutions, Inc. (the “Discount Acceptance Period”) plus 0.80% per annum and (ii) the Discount Acceptance Period divided by 360. The discount charge during the fiscal year ended June 30, 2017 averaged approximately 0.18% of net sales.

Receivables Financing Agreement with Seacoast National Bank

In July 2011, our subsidiary TRGiSKY, Inc. entered into a purchasing agreement (the “Seacoast Receivables Financing Agreement”) with FCC, LLC, the predecessor to Seacoast National Bank (“Seacoast”). Pursuant to the Seacoast Receivables Financing Agreement, Seacoast provides payment to TRGiSKY, Inc. for up to $1.5 million of accounts receivable owed to TRGiSKY, Inc. All payments from Seacoast to TRGiSKY, Inc. are subject to a discount of 1.0% for receivables outstanding 30 days or less and an additional 0.5% for each additional 15 days that such receivable is outstanding. The average discount during the fiscal year ended June 30, 2017 was approximately 1.7% of net sales. Under the Seacoast Receivables Financing Agreement, Seacoast may also advance an amount up to 85% of TRGiSKY, Inc.’s receivables to TRGiSKY, Inc. at a rate of LIBOR plus 7.0%.

The Seacoast Receivables Financing Agreement requires TRGiSKY, Inc. to sell $0.2 million of receivables per month to Seacoast, subject to a penalty based on the discount fee if such minimum is not met. The Seacoast Receivables Financing Agreement is automatically renewed for successive 12-month periods unless terminated in accordance with its terms.

Customer Acquisition

Heritage Bank of Commerce Credit Facility

In March 2015, our subsidiaries Digital Globe Services, Inc., TelSatOnline Inc. and DGS EDU LLC entered into a one-year $3.5 million revolving credit facility (as amended, the “HBC Credit Facility”) with Heritage Bank of Commerce (“HBC”). In March 2016, the HBC Credit Facility was amended to increase the credit line capacity to $5.0 million and to extend its maturity date until March 31, 2018, subject to collateral review. As of June 30, 2017, $2.5 million of indebtedness was outstanding under the HBC Loan Facility.

Borrowings under the HBC Credit Facility bear interest at the Prime Rate plus a margin of 2.50%.

Amounts owed under the HBC Credit Facility are secured by substantially all of the borrower’s assets.

Availability of amounts under the HBC Credit Facility is subject to the achievement of EBITDA (as defined in the HBC Loan Agreement) of at least $750,000 million by Digital Globe Services, Inc., TelSatOnline Inc., DGS EDU LLC and all other DGS subsidiaries for the trailing six months ending on each quarter end during the term of the facility.

The HBC Credit Facility also contains negative covenants limiting mergers and consolidations, acquisitions and sales of assets, liens, the making of loans and guarantees and dividends, storage of inventory, and payments of subordinated debt, which are subject to exceptions and qualifications.

The HBC Credit Facility contains customary events of default, including payment default, failure to comply with covenants or other obligations, material misrepresentations, events which have a material adverse effect, certain bankruptcy events, and changes of control.

As of June 30, 2017, we were fully compliant with the reporting and financial covenants except for certain events of default for six-month rolling Adjusted EBITDA covenants for June 2016, September 2016 and June 2017. Under the terms of the loan agreement, such defaults give HBC the right to call for immediate repayment of the balance owed. HBC has waived these defaults on September 30, 2016, December 14, 2016 and September 1, 2017.

e-TeleQuote Insurance, Inc. Senior Secured Notes (2015 Series)

In February 2015, our subsidiary e-TeleQuote Insurance, Inc. issued $4.9 million aggregate principal amount of 18.0% senior secured notes due February 19, 2016, guaranteed by TRGI and our subsidiary Etelequote plc (the “2015 ETQ Notes”), in a private placement to a consortium of private investors. An additional $1.0 million aggregate principal amount of the 2015 ETQ Notes was issued in two tranches in June and July 2015. The proceeds of the issuance of the 2015 ETQ Notes were used to repay $3.0 million of indebtedness under outstanding senior secured notes issued in 2014 and for working capital purposes.

e-TeleQuote Insurance, Inc. Senior Secured Notes (2016 Series)

In February and April 2016, e-Telequote Insurance, Inc. issued $10.0 million aggregate principal amount of 15.0% senior secured notes due February 19, 2017, guaranteed by TRGI and e-Telequote Plc (the "2016 ETQ Notes"), to a consortium of private investors. The proceeds of the issuance of the 2016 ETQ Notes were used to repay the 2015 ETQ Notes and for working capital purposes. The 2016 ETQ Notes were prepaid by e-Telequote Insurance, Inc. in June 2016 with the proceeds of $10.0 million from a loan made by TRGI to e-Telequote Insurance, Inc.’s parent, e-Telequote Plc, under the June 2016 TRGI Loan Agreement (as defined below) which on June 30, 2016 was converted into an equivalent principal amount of convertible loan notes under the convertible loan agreement.

June 2016 TRGI Loan Agreement

Pursuant to a loan agreement dated as of June 20, 2016 (the “June 2016 TRGI Loan Agreement”), TRGI made a loan in the principal amount of $10.0 million to Etelequote PLC at an interest rate of 15.0% per annum, with a maturity date of February 20, 2017. The proceeds were used to prepay an equivalent principal amount of indebtedness owed by Etelequote PLC’s subsidiary eTeleQuote Insurance, Inc. under the 2016 ETQ Notes. On June 30, 2016, Etelequote PLC refinanced the $10.0 million loan under the June 2016 TRGI Loan Agreement by issuing to TRGI an equivalent principal amount of convertible loan notes under the Convertible Loan Facility. Pursuant to a July 20, 2016 amendment to the June 2016 TRGI Loan Agreement, TRGI made a $5.0 million loan to Etelequote PLC at an interest rate of 15.0% per annum, with a maturity date of February 20, 2017. On September 30, 2016, Etelequote PLC refinanced the $5.0 million loan made pursuant to the July 20, 2016 amendment to the June 2016 TRGI Loan Agreement by issuing $5.2 million of convertible loan notes under the Convertible Loan Facility to TRGI. As a result, as of June 30, 2017, no indebtedness remains outstanding under the June 2016 TRGI Loan Agreement and it has been terminated.

June 2017 TRGI Loan

On June 15, 2017, TRGI made a $1.0 million loan to Etelequote PLC at an interest rate of 15.0% per annum, with a maturity date of June 30, 2018.

e-TeleQuote Insurance, Inc. Senior Secured Notes (2017 Series)

In June 2017, e-TeleQuote Insurance, Inc. issued $9.1 million aggregate principal amount of 12.0% senior secured notes due June 12, 2018 (the “2017 ETQ Notes”), guaranteed by TRGI with an option of early settlement by the borrower. In July 2017, e-TeleQuote Insurance, Inc. issued an additional $0.9 million principal amount of 2017 ETQ Notes. The proceeds of the issuance of the 2017 ETQ Notes are being used for capital expenditures, working capital and other general corporate purposes. The 2017 ETQ Notes are secured by substantially all of the assets of e-TeleQuote Insurance, Inc.

The 2017 ETQ Notes contain provisions governing certain events of default, including, among others, failure to make payment of principal or interest on the 2017 ETQ Notes, bankruptcy or insolvency of e-TeleQuote Insurance, Inc. or the guarantor, and certain failures to perform or to observe any other obligation under the 2017 ETQ Notes. The occurrence of any of the events of default in the 2017 ETQ Notes would permit the acceleration of the indebtedness under the 2017 ETQ Notes.

Etelequote Limited Convertible Notes

Pursuant to a convertible loan note agreement dated November 1, 2013 (as amended, the “Convertible Debt Facility”), our subsidiary Etelequote Limited has issued $25.8 million aggregate principal amount of 15.0% convertible loan notes (the “ETQ Convertible Notes”) in several consecutive tranches from November 1, 2013 through March 31, 2017 to TRGI. The proceeds of the issuances of the ETQ Convertible Notes have been used to fund capital expenditures, working capital and other general corporate purposes and, in June 2016, to refinance indebtedness of e-TeleQuote Insurance, Inc. under the 2016 ETQ Notes. The ETQ Convertible Notes mature upon demand by TRGI. As of June 30, 2017, the aggregate amount outstanding under the ETQ Convertible Notes (including accrued and unpaid interest) before giving effect to the cancellation of a portion of the indebtedness under the ETQ Convertible Notes and issuance of the ETQ Preferred Shares described below, was $27.8 million.

Interest on the ETQ Convertible Notes is payable when they are redeemed, which will occur at the election of the holders of 50.0% of the nominal amount of the ETQ Convertible Notes outstanding or mandatorily upon certain events, including, among others, the winding-up, liquidation, administration, dissolution or insolvency of Etelequote Ltd or any of its subsidiaries.

The ETQ Convertible Notes are convertible into fully paid B ordinary shares of Etelequote Ltd credited in the number determined by dividing the aggregate nominal amount of the ETQ Convertible Notes by the applicable conversion price.

On June 30, 2017, $20.0 million of our indebtedness owed to TRGI under the ETQ Convertible Notes was cancelled and replaced by the ETQ Preferred Shares, as described in the section “Financing Arrangements—Etelequote Limited Non-Convertible Senior Preferred Shares” below.

The events of default provision and mandatory redemption provision (as described above) of the ETQ Convertible Notes are the same.

We intend to repay the ETQ Convertible Notes in full with a portion of the net proceeds of this offering.

Etelequote Limited Non-Convertible Senior Preferred Shares

On June 30, 2017, our subsidiary Etelequote Limited issued 1,538,462 non-convertible redeemable senior preferred shares (the “ETQ Preferred Shares”) to private investors in consideration of the cancellation of $20.0 million of our indebtedness owed to TRGI under the ETQ Convertible Notes. As of June 30, 2017, all of the ETQ Preferred Shares remained outstanding.

In accordance with the terms of the subscription agreement, Etelequote Limited must redeem the ETQ Preferred Shares upon the completion of this offering. If the ETQ Preferred Shares are redeemed on or before June 6, 2018, the per share redemption price will equal $13.00 per share, for a total redemption amount of $20.0 million. If the ETQ Preferred Shares are redeemed after June 6, 2018, the per share redemption price will equal the greater of $13.90 per share and the variable return, which is calculated based on the length of time in years from issue date to the redemption date multiplied by a factor ranging from 1.14 to 1.20.

Other Financing Arrangements

In June 2014, we entered into an enterprise agreement with Microsoft Licensing, GP, funded via a financing arrangement with IBM Credit LLC, and covering our Microsoft-based software application licenses. As of June 30, 2016 and 2017, we had a total of $3.5 million and $0.9 million, respectively, of remaining payments outstanding under this agreement.

In October 2013, we entered into a series of lease agreements to finance equipment and software for our delivery centers with CIT Finance LLC. As of June 30, 2016 and 2017, we had a total of $0.7 million and $0.1 million, respectively, remaining payments outstanding under this agreement.

Off-Balance Sheet Arrangements

Except for operating leases entered into in the normal course of business, we were not during the periods presented, and are not currently, a party to any off-balance sheet arrangements.

Contractual obligations

The following table presents our future contractal obligations as of June 30, 2017

	Payments due by period As of June 30, 2017
	Total	Less than one year	1-3 years	3-5 years	5+ years
	$ in thousands
Obligations Under Finance Leases(1)	$6,446	$3,532	$2,914	$0	$0
Long Term Other Borrowings(2)	18,930	6,210	9,078	3,642	—
Line Of Credit(3)	24,537	24,537	—	—	—
Private Placement Notes(4)	10,226	10,226	—	—	—
Convertible Loan Note - Related Party(5)	1,955	1,955	—	—	—
Operating Lease Obligations(6)	29,266	10,002	10,154	8,447	663
Purchase Obligations(7)	1,680	990	690	—	—
Defined Benefit Obligations(8)	727	—	—	—	727
	$93,768	$57,453	$22,836	$12,089	$1,390
(1)	The lease arrangements have interest rates ranging from 5.0% to 10.0% for fiscal year ended June 30, 2017.
(2)	Represents indebtedness under the following: (1) Term Loan C under the PNC Credit Facility, which will be amortized in 54 consecutive equal monthly installments which commenced on 1 January 2017 with an interest rate of LIBOR plus a margin of 4% (2) other financing arrangements having interest rates from 6% to 8%.

(3)	Represents indebtedness under the following: (i) the PNC Credit Facility ($20.9 million), which bears interest at an interest rate of LIBOR plus a margin of 1.75% and/or at the PNC Commercial Lending Rate for domestic loans, (ii) the HBC Credit Facility ($2.5 million), which bears interest at a rate equal to the greater of The Wall Street Journal (WSJ) Prime Rate or 5.7%, and (iii) the Seacoast Receivables Financing Agreement ($0.3 million), which bears interest at a rate of LIBOR plus a margin of 7% per annum.
(4)	Represents obligations under the ETQ Private Placements Notes which bear interest at 12%.
(5)	Represents obligations under the ETQ Convertible Notes which bear interest at 15%. We expect the ETQ Convertible Notes to become due between 1 to 3 years.
(6)	Represents obligations under operating leases for computer equipment, software, office facilities, furniture and fixtures and office premises.
(7)	Represents obligations under annual telecommunication service agreements with two carriers.
(8)	Represents liabilitiy against unfunded defined benefit plan whereby employees are entitled to one half month’s salary for every year of service upon attainment of retirement age of 60 years with at least five years of completed service.

Qualitative and Quantitative Disclosures about Market Risk

Our activities expose us to a variety of financial risks: market risk (including interest rate risk and currency risk), credit risk and liquidity risk.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and bank balances and our credit facilities. Borrowings under the PNC Credit Facility bear interest at LIBOR plus 1.7% or the PNC Commercial Lending Rate for domestic loans and, in the case of Term Loan C, LIBOR plus a margin of 4.0%. Borrowings under the HBC Loan Facility bear interest at the Prime Rate plus 2.5%. Other than a floating to fixed interest-rate swap entered into in August 2016 to hedge the interest rate risk on the Term Loan A under the PNC Credit Facility, we do not use derivative financial instruments to hedge our risk of interest rate volatility. Term Loan A was settled with the proceeds of Term Loan C; however, the interest-rate swap was not terminated. As of the date of this prospectus, the interest-rate swap is independent of any particular facility we are procuring from PNC; nevertheless, it continues to contribute to the overall cost exposure of our debt portfolio.

Based on our debt position as of June 30, 2017 and taking into account the impact of the interest-rate swap referred to above, a 1.0% change in interest rates would impact our finance costs by $0.7 million.

We have not been exposed to material risks due to changes in interest rates. However, our future financial costs related to borrowings may increase and our financial income may decrease due to changes in market interest rates.

Foreign Currency Exchange Risk

We serve many of our U.S.-based clients using delivery center capacity in various countries such as the Philippines, Pakistan, Nicaragua and Jamaica. Although contracts with these clients are typically priced in U.S. dollars, a substantial portion of related costs is denominated in the local currency of the country where services are provided, resulting in foreign currency exposure which could have an impact on our results of operations. Our primary foreign currency exposures are in Philippine Peso and Pakistan Rupee; to a lesser extent, we have exposures in Euro, Pound Sterling, CFA Franc (XOF), Nicaraguan Cordoba, Jamaican Dollar, Canadian Dollar and Emirati Dirham. There can be no assurance that we can take actions to mitigate such exposure in the future, and if taken, that such actions will be successful or that future changes in currency exchange rates will not have a material adverse impact on our future operating results. A significant change in the value of the U.S. Dollar against the currency of one or more countries where we operate may have a material adverse effect on our financial condition and results of operations.

Foreign currency exchange risk arises mainly where receivables and payables exist due to transactions entered into in foreign currencies. As such, we believe we are exposed to the following foreign currency exchange risks:

•	Transaction foreign currency risk is the exchange risk associated with the time delay between entering into a contract and settling it, for example temporal differences in receivables and payables. Greater time differences exacerbate transaction foreign currency risk, as there is more time for the two exchange rates to fluctuate.
•	Translation foreign currency risk is the risk that our non-U.S. Dollar assets and liabilities will change in value as a result of exchange rate changes. Monetary assets and liabilities (for example accounts receivable, accounts payable and bank accounts) are valued and translated into U.S. Dollars at the applicable exchange rate prevailing at the applicable date. Any adverse valuation moves due to exchange rate changes at such time are charged directly and could impact our financial position and results of operations. For the purposes of preparing our financial statements, we convert our subsidiaries’ financial statements as follows: statements of financial position are translated into U.S. Dollars from local currencies at the period-end exchange rate, shareholders’ equity is translated at historical exchange rates prevailing on the transaction date and income and cash flow statements are translated at average exchange rates for the period.

With all other variables held constant, a 5.0% depreciation in the Philippine Peso against the U.S. dollar would have decreased our net loss after taxation in the fiscal year ended June 30, 2017 by approximately $0.5 million. Conversely, a 5.0% appreciation in the Philippine Peso against the U.S. dollar would have increased our net loss after taxation in the fiscal year ended June 30, 2017 by approximately $0.5 million. A 5.0% depreciation in the Euro against the U.S. dollar would have decreased net loss after taxation in the fiscal year ended June 30, 2017 by approximately $0.1 million. Conversely, a 5.0% appreciation in the Euro against the U.S. dollar would have increased our net loss after taxation in the fiscal year ended June 30, 2017 by approximately $0.1 million. Similarly, a 5.0% depreciation in the Pakistan Rupee against the U.S. dollar would have decreased our net loss after taxation in the fiscal year ended June 30, 2017 by approximately $21,000. Conversely, a 5.0% appreciation in the Pakistan Rupee against the U.S. dollar would have increased our net loss after taxation in the fiscal year ended June 30, 2017 by approximately $24,000.

Credit Risk

We have the following exposure to concentration of credit risk with clients representing greater than 10% of our receivable balances:

	Fiscal Year Ended June 30,
	2016		2017
	$ million	% of total AR	$ million	% of total AR
Client 1	$16.1	28.3%	$11.7	22.8%
Client 2	14.1	24.7%	5.6	11.0%
Client 3	5.8	10.2%	6.6	12.8%
	36.0	63.3%	23.9	46.6%
Others	20.9	36.7%	27.4	53.4%
	$56.9	100.0%	$51.3	100.0%

Liquidity Risk

Our policy is to ensure that we will always have sufficient cash to allow us to meet our liabilities when they become due. To achieve this aim, we seek to maintain cash balances (or agreed facilities) to meet expected requirements for a period of at least 45 days. The Board receives cash flow projections on a quarterly basis as well as information regarding cash balances and investments. The liquidity risk of each group entity is managed at the entity level. Where facilities of group entities need to be increased, approval must be sought by the entity’s CFO. Where the amount of the facility is above a certain level, agreement of the Group CFO and the board is needed.

Internal Controls Over Financial Reporting

During our audit process in accordance with PCAOB standards, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as defined in the Exchange Act Rule 12b-2. Specifically, the material weaknesses related to errors identified in technical accounting areas due to a lack of sufficiently detailed technical analysis of complex accounting matters and related disclosures, lack of formal reviews and reconciliations in the financial reporting process, and various control deficiencies related to information technology general controls. These material weaknesses could result in material misstatements of our financial statements that would not be prevented or detected. In this regard, we will need to improve our controls in response to the risk of a material misstatement. See “Risk Factors— We have identified material weaknesses in our internal control over financial reporting and, if we fail to promptly remediate our current material weaknesses or if we are unable to implement and maintain effective internal control over financial reporting in the future, our results of operations and the price of our common shares could be adversely affected.”

We are in the process of implementing measures designed to improve our internal control over financial reporting and to remediate the material weaknesses identified above. We are actively engaged in assessing our internal control processes to identify, design, implement, and test our activities related to internal control over financial reporting. In addition, we intend to expand our accounting and financial reporting staff by hiring additional personnel with technical accounting expertise in IFRS as issued by the IASB, including a corporate controller. We will also align the controls utilized by our Continuing Business Entities other than the legacy IBEX companies to the internal controls in place at the legacy IBEX companies which are more robust due to scale and operational maturity.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required to date. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial results, and our operating results, investor confidence in our company and the market price of our shares may be adversely affected.

Accounting standards, amendments and interpretations which became effective during the year

During the year ended June 30, 2017, certain new standards and amendments to existing standards became applicable; however they have no significant impact on our audited consolidated financial statements except certain disclosures required by IFRS 12 ‘Disclosure of Interests in Other Entities’ and IFRS 15 ‘Revenue from Contracts with Customers’ which have been provided in our financial statements accordingly.

Accounting standards, interpretations and amendments not yet effective

The following standards, amendments and interpretations of approved accounting standards will be effective for accounting periods beginning on or after July 1, 2017 that we have decided not to adopt early:

–	IFRS 9 ‘Financial Instruments’ effective for annual periods beginning on or after January 1, 2018, introduces a new approach to the classification of financial assets, which is driven by the business model in which the asset is held and its cash flow characteristics. It also introduced a single “expected credit loss” impairment model for the measurement of financial assets and a new model for hedge accounting that aligns the accounting treatment with the risk management activities of an entity. In addition, enhanced disclosures will provide better information about risk management and the effect of hedge accounting on the financial statements. We believe that adoption of IFRS 9 will significantly impact its impairment methodology. The impairment model under this standard reflects expected credit losses, as opposed to incurred credit losses. Under the impairment approach of this standard, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, we need to account for expected credit losses and changes in those expected credit losses.
−	IFRS 16 ‘Leases’ effective for annual periods beginning on or after January 1, 2019, specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. We believe that this standard will significantly affect our financial position but we have not yet quantified the effects of the adoption of the standard. The on-balance sheet treatment will result in the grossing up of the balance sheet due to right-of-use assets being recognized with offsetting liabilities. This standard will also have an effect on our non-IFRS financial measures such as adjusted EBITDA and net debt.
−	IFRS 15 ‘Revenue from Contracts from Customers’ effective for annual periods beginning on or after January 1, 2018, requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This core principle is achieved through a five step methodology that is required to be applied to all contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple-element arrangements. We believe that this standard will not have a significant impact as we do not engage in multiple-element arrangements. During 2017, we continued our evaluation of IFRS 15, including the expected impact on our business processes, systems and controls, and potential differences in the timing and/or method of revenue recognition for its contracts. We expect to complete our assessment during 2018 and adopt IFRS 15 in our consolidated financial statements beginning on July 1, 2018.
−	Amendments to IFRS 2 ‘Share-based Payment’ clarify the accounting for share-based payments in return for goods or services and are effective for annual periods beginning on or after January 1, 2018. The amendments cover three accounting areas: (a) measurement of cash-settled share-based payments; (b) classification of share-based payments settled net of tax withholdings; and (c) accounting for a modification of a share-based payment from cash-settled to equity-settled. The new requirements could affect the classification and/or measurement of these arrangements and potentially the timing and amount of expense recognized for new and outstanding awards. We believe that this standard will not have significant impact as most of our share-based payment plans are equity-settled.
−	Amendments to IAS 12 ‘Income Taxes’ are effective for annual periods beginning on or after January 1, 2017. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments further clarify that when calculating deferred tax asset in respect of insufficient taxable temporary differences, the future taxable profit excludes tax deductions resulting from the reversal of those deductible temporary differences. This amendment will not significantly affect us as it is only a clarification on previously issued standard.

−	Amendments to IAS 7 ‘Statement of Cash Flows’ are part of IASB’s broader disclosure initiative and are effective for annual periods beginning on or after January 1, 2017. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. This amendment will not significantly affect us as this only requires additional disclosures to our financial statements as applicable.
−	IFRIC 23 ‘Uncertainty over Income Tax Treatments’ effective for annual periods beginning on or after January 1, 2019, clarifies the accounting for income tax when there is uncertainty over income tax treatments under IAS 12. The interpretation requires the uncertainty over tax treatment be reflected in the measurement of current and deferred tax. This amendment will not significantly affect us as it is only a clarification on previously issued standard.

JOBS Act Transition Period

In April 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was enacted. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company” (an “EGC”) as defined in the JOBS Act. Section 107 of the JOBS Act provides that an EGC can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain newly implemented accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if we choose to rely on such exemptions, for so long as we remain an EGC, we will not be required to, among other things:

•	provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002;
•	provide all of the compensation disclosure that is required of a company that does not qualify as an EGC; and
•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We would cease to be an EGC upon the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the date we qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of this offering.

BUSINESS

Overview

We are a leading end-to-end provider of technology-enabled customer lifecycle experience (“CLX”) solutions.

Through our integrated CLX platform, we offer a comprehensive portfolio of solutions to optimize customer acquisition, engagement, expansion and experience for our clients. Historically, these solutions were generally provided on a standalone basis and often as point solutions across the customer lifecycle. However, as the customer journey becomes more challenging, complex and competitive, these solutions are increasingly converged. To meet this transformation, we have designed a differentiated suite of digital and omni-channel, customer-centric solutions that seamlessly manages interactions throughout all phases of the customer lifecycle. We leverage sophisticated technology and proprietary analytics, in combination with our global contact and delivery center footprint and business process outsourcing (“BPO”) expertise, to protect and enhance our clients’ brands.

We manage approximately 60 million interactions each year with consumers on behalf of our clients through an omni-channel approach, using voice, web, chat and email. Although traditional voice channels still account for a substantial majority of our revenues, digital channels (web, chat, email) are gaining relative importance. When consumers prefer an automated solution, we are able to provide our clients with proprietary software applications to accommodate their customers’ preferences. For all of our solutions, we are increasingly utilizing machine learning and analytics to enhance and optimize these capabilities.

Our clients consist primarily of Fortune 500 brands, across a broad range of industries, including telecommunications, cable, technology, automotive and insurance, that have large customer bases that rely on outsourced providers to maximize customer experience and improve customer expansion. We have deep, long-standing relationships with our client base; our top ten clients have an average tenure of five years. Increasingly, our client base includes faster growing brands in high-growth segments of our target markets, such as high-growth technology and consumer services sectors. Given that these companies continue to manage outsized growth and do not generally have outsourced customer lifecycle capabilities, these companies seek to leverage outsourced providers like us to facilitate revenue growth and enhance their brand loyalty.

As of June 30, 2017, our integrated CLX platform combines a global network of 25 delivery centers in seven countries with our proprietary technology and data analytics capabilities. Our global delivery network, which incorporates onshore, nearshore and offshore BPO capabilities, makes us flexible in deploying solutions that meet our clients’ unique needs. Our onshore capabilities are delivered through thirteen sites in the United States and the United Kingdom. Our nearshore capabilities are delivered through sites in Jamaica and Nicaragua. Our offshore capabilities are delivered through sites in the Philippines (four sites), Pakistan (five sites) and Senegal (one site).

Our delivery centers are strategically located in labor markets with relatively low levels of resource competition, which enables us to attract, hire and retain a highly engaged, trained and motivated workforce, which results in high levels of customer experience and satisfaction.

Our revenues for the fiscal year ended June 30, 2016 were $323.0 million, our net profit was $1.6 million and our Adjusted EBITDA for the period was $22.9 million. Our revenues for the year ended June 30, 2017 were $334.0 million, our net loss was $9.0 million and our Adjusted EBITDA for the period was $16.2 million.

Market Opportunity

We estimate the total current addressable market for our suite of CLX solutions is well over $100 billion. We operate our business with two reporting segments, Customer Acquisition and Customer Management, under which we address the following market segments:

Customer Acquisition

•	Digital marketing, our key customer acquisition service, is one of the fastest growing segments of the media advertising industry. According to eMarketer, a leading market research company, global spending on digital advertising in 2016 was expected to total $195 billion, with North America representing $76 billion, or 39%, of the total amount. The North America digital advertising market is expected to grow at a 12% CAGR to over $118 billion by 2020, far surpassing the 5% CAGR for total media advertising spending in North America over that same time period. Of the $76 billion spent on digital ads, $35 billion is spent annually on paid search in North America, our primary digital marketing channel.

This fast-growing market has primarily adopted a pay-for-performance business model in which advertisers only compensate marketers once a target consumer has taken a particular action such as filling out an information form or completing a purchase of a product or service. Because of this dynamic, marketers must utilize sophisticated data-driven solutions to place highly targeted, relevant and cost-effective ads in front of consumers that are most likely to make a purchase. Within the broader digital marketing universe, we adhere to the pay-for-performance pricing model with a focus on an end-to-end solution where we utilize paid search to generate high-quality leads and then use our sales agents to convert leads into completed sales.

•	Included in our Customer Acquisition segment, we also provide digital insurance agency services for Medicare private health insurance policies which are sold on behalf of insurance carriers. Medicare is a federal health insurance program, administered by the Centers for Medicare and Medicaid Services (“CMS”), for Americans aged 65 and older as well as certain younger people with disabilities and individuals. According to CSG Actuarial, 55.3 million Americans were enrolled in a Medicare program in 2015 and that number is expected to grow to 73.3 million Americans by 2025. Purchasing Medicare Part C private healthcare insurance can be a complex and time-intensive process for seniors. When choosing coverage plans, Medicare enrollees have the option to either sign-up for coverage under the government umbrella with a “traditional” Medicare plan (either on its own or in combination with a Medicare Supplement plan provided by a private health insurer) or opt-in to a Medicare Advantage (“MA”) plan issued by a private health insurer. In 2015, approximately 17.8 million, or 32% of total Medicare enrollees opted into private insurance coverage through a MA plan.

Carriers in the Medicare private health insurance market sell policies through a network of licensed sales agents that are both direct employees as well as affiliated with insurance brokers. These agents are trained to advise Medicare-eligible enrollees on the coverage options available and assist enrollees in completing a new enrollment for a plan that best suits their needs or renewing a plan already in place for the next calendar year. For sales through third party brokers, carriers pay on a per-transaction basis in line with commission rates set by the CMS. Based on the national commission rate structure established by the CMS for 2017, we estimate that total annual commissions payable to independent agents are up to $8 billion.

Customer Management

•	Customer Engagement and Expansion – BPO providers remain in high demand as clients continue to seek ways to scale their operations, lower costs and headcount and access best-in-class processes and technologies. International Data Corporation (“IDC”), a leading information technology research firm, estimates the worldwide BPO market was approximately $180 billion in 2016 and expects it to grow to approximately $228 billion by 2021. The BPO market consists of four key horizontal markets: customer care (our primary market within this segment), human resources, finance and accounting, and procurement. According to the IDC, customer care is the largest horizontal market with approximately $66 billion of revenues in 2016, and is expected to grow to $83 billion by 2021, representing a CAGR of 4.5%. Within the U.S., customer care BPO spend accounted for $38 billion in 2016 and is expected to grow to $45 billion in 2021.

Clients of BPO providers ranked improving operational efficiencies as a top priority. The market is projected to continue to grow in the near term and is rapidly evolving due to increased expectations on BPO vendors to innovate and constantly improve service quality.

•	Customer Experience Management – With unprecedented access to technology, data and choices, customers have elevated expectations about being heard, as well as how companies take action and respond in real time. By listening to the “voice of the customer,” enterprises gain valuable insights into a customer’s journey and interactions with brands. As enterprises continue to emphasize customer experience as a key competitive differentiator, the market for customer experience solutions is expected to grow rapidly in the near future. MarketsandMarkets, a leading B2B market research firm, estimates that the global customer experience management market will grow at a 21% CAGR, from $5 billion in 2016, to over $13 billion in 2021, with North America representing approximately $3 billion of market share in 2016.

As consumers gravitate toward digital channels (websites, mobile and social media), enterprises are seeking more technologically advanced solutions to collect data in real time and to harness the insights yielded by advanced analytics performed on those data to provide customized customer experiences. According to Gartner, by 2020, more than 40% of all data and analytics projects are expected to relate to customer experience. By that date, customer journey analytics is expected to be the number one customer analytics investment, with 85% of organizations investing to optimize cross-channel experiences. This increased focus on customer experience better equips brands to retain their customers, identify and resolve issues more quickly, predict future purchasing behavior and enhance overall customer satisfaction.

Key Trends

A number of trends are driving growth and transformation in the CLX market, as well as a convergence of the market segments discussed above. Clients are increasingly making purchase decisions based on vendors’ ability to drive revenue, improve customer experience and enhance brand loyalty rather than primarily focusing on cost savings. We believe that clients are employing a “champion-challenger” model in their procurement of CLX services, in which nimbler, more innovative providers compete effectively against much larger vendors. Participants in the CLX market that have an integrated solution will be best positioned to address the following key industry trends:

•	Consumer Centricity – Customer expectations and behaviors are changing dramatically. Enabled by immediate feedback channels, such as social media, consumers expect that enterprises meet their needs and preferences instantaneously in return for brand loyalty and greater share of customer spend. Enterprises are therefore more focused on understanding their consumers’ needs and consequently are demanding outsourced customer engagement partners that can deliver customer-centric solutions in an omni-channel manner that maximize customer lifetime value.
•	Increased Role of Data and Analytics– Enterprises are increasingly demanding that their CLX providers integrate data with their core service offerings to drive superior outcomes. For example, our customer acquisition solutions are enhanced by sophisticated data analytics, enabling more efficient consumer targeting, higher conversion rates and increased lifetime value. In the area of customer management, predictive analytics allow for both more effective resource allocation in the delivery of services and efficient resolution of the customer’s needs. Similarly, customer experience has evolved from being a telephone survey-based service to a technology platform that captures customer feedback from multiple channels, including social, online and mobile and connects it with other customer data. These business intelligence tools yield actionable insights that enable clients to address customer issues in real time. We expect that investments in automation, digitization and machine learning will be key drivers in the industry as clients seek to adopt more technology-intensive ways of servicing their customers.
•	Increased Use of Outsourcing – Enterprises continue to rely on CLX providers to address their needs related to the entire customer lifecycle. Mature companies seek to automate across business functions as their needs are becoming more diversified. These more mature companies rely on CLX providers for new technology solutions which are used to standardize business processes and increase their flexibility to seamlessly scale up or down as needed. Companies in emerging sectors continue to outsource due to their limited experience or resources to manage increasing volumes of customer interactions. These high-growth companies rely on the expertise of CLX providers in order to reach scale in their business operations.
•	Integrated Technology Solutions for Mature Sectors – Fortune 500 companies that historically utilized traditional live-agent, voice-based services are now integrating new technology-enabled solutions as they seek to achieve greater operational flexibility and innovate their service offerings. Established enterprises that have both insourced as well as outsourced portions of their business processes are especially focused on solutions that are easily integrated into their solutions and contain “plug and play” capabilities. These traditional enterprises rely on innovative partners to devise new ways of lowering their costs of customer acquisition, reducing churn, engaging consumers more deeply, and increasing customer lifetime value.
•	Solutions Catered to High-Growth Sectors – Providers of CLX solutions need to adapt their solutions to serve high-growth markets. The challenges that new economy “disruptors” face consist largely of managing high-growth within their customer base, while simultaneously maintaining a high-quality customer experience. In contrast to mature business models, these emerging companies have generally not focused on developing large-scale insourced customer operations; therefore, they rely almost exclusively on external partners that can deliver customer service, engagement and support while maintaining the quality of their brands.

•	Increased Use of Integrated Providers – We believe clients sourcing multiple CLX solutions across the customer lifecycle from integrated providers will result in the volumes of business with such integrated providers of CLX solutions to increase. For example, it is difficult for a client receiving multiple CLX solutions from a provider to switch a large number of workstations to a competitor because of the potential disruption caused to the client’s users by introducing a new end-service provider or because of the level of process integration required which can be time consuming and costly.
•	Flexible Delivery Model – Clients are increasingly differentiating among providers based on availability of a flexible delivery model that can offer a mix of onshore, nearshore and / or offshore capabilities. Offshore locations, such as the Philippines, and nearshore locations, such as Central America and the Caribbean, have become attractive delivery model options due to their lower pricing. Thus, clients seeking to rationalize their cost structure value the relatively lower-price points that near-shoring and off-shoring alternatives represent versus an onshore option. However, clients also appreciate the flexibility of being able to choose onshore options that, while at higher price points, are particularly important for certain programs, such as high dollar value customer acquisition or higher-touch customer service.

Our CLX Platform

Our integrated CLX platform is designed to support our mission of becoming a strategic partner to leading brands and enterprises for their CLX needs. Our integrated CLX platform is founded on six core competencies:

•	CLX Product Cloud – Our technology capabilities allow us to provide innovative, automated, customizable solutions to our clients. In addition to offering our clients agent-based customer-facing services, we have the flexibility to offer a pure technology-based solution or a combination of both services and technology to meet their unique needs. We use technology to enable growth and engender client loyalty. Our technology innovations make our CLX solutions highly-respected in the marketplace.
•	Data and Analytics – Our business is highly data intensive, and as a result we have collected datasets from more than 237 million customer interactions over the past five years. We overlay our proprietary datasets with third-party data and other available data to derive insights into customer behaviors and preferences. For example, based on our proprietary databases of the performance characteristics of over 5 million search terms and 26 million unique keyword and bid type combinations, we are able to refine our algorithms continually to optimize our lead generation and conversion solutions.
•	People and Processes – We employ a skilled, trained and motivated global workforce of over 15,000 employees servicing consumers across the full customer life cycle (acquisition, engagement, expansion and experience) in 45 countries in 36 languages. Over the last two decades, we have refined and improved our processes, methodologies and incentive systems to enable us to recruit, train, engage, motivate and retain a highly talented agent workforce. Our ability to manage our workforce processes and do so at a significant scale has been a key enabler of our ability to expand our business and achieve our growth objectives.
•	Global Delivery Locations – We have a global network of 25 delivery centers in seven countries offering onshore, nearshore and offshore capabilities. Our facilities are located onshore within the United States, and the United Kingdom (total of thirteen sites), nearshore in Nicaragua and Jamaica (total of two sites), and offshore in Pakistan (five sites), Philippines (four sites) and Senegal (one site).
•	Network Infrastructure – The technology platform supporting our facilities is built on reliable and secure data centers, scalable telephony systems and other third-party technology products on the basis of a fully redundant architecture, with an unrelenting focus on the protection of client and consumer data. Our four data centers operate continuously with an uptime of 99.9%. Our physical network is maintained by a high-quality infrastructure and networking organization, which consists of 160 people around the world who are dedicated to seamless, uninterrupted service delivery to our clients. We maintain various compliance certifications, including COPC and PCI. We host our servers and data in data centers, a majority of which have SOC 1 Type II, and SOC 2 Type II attestations or equivalent certifications. Our network infrastructure allows us to employ a number of technologies, policies and procedures to protect the large quantity of highly sensitive consumer data that we host, manage, and interact with.
•	Strategy and Innovation – As a result of our management team’s vision, we have built a platform that we believe is well-positioned for strong, sustainable, long-term growth. Our purpose-built platform is at the leading edge of providing clients with innovative solutions to enhance their customer lifecycle capabilities. Our strategy to combine proprietary technology solutions with a highly trained workforce and a global delivery model that can serve the full spectrum of the customer lifecycle is differentiated versus competition and a key driver for our ability to drive strong annual growth.

Our Strengths

We believe that we have established a leadership position in the CLX solutions market. Whether in mature, high-growth or emerging industries, we are able to provide clients with a compelling value proposition that combines our full spectrum of customer lifecycle solutions with a global delivery model and innovative technology. We believe that the investments we have made have placed us in a strong competitive position with substantial first-mover advantages. Our leadership position is founded on the following key competitive strengths:

•	Provider of end-to-end customer lifecycle experience solutions – Today’s consumer journey is characterized by a multitude of channels and touch-points. The customer lifecycle, from acquisition to experience, has become more challenging, complex and competitive for enterprises to manage. It is no longer effective to rely on multiple single-solution vendors and thus creating patchwork of customer-facing solutions corresponding to each channel or touch-point. The differentiated suite of solutions that we have developed seamlessly manages interactions throughout all phases of the customer lifecycle. This benefits our clients by allowing them to consolidate the fulfillment of all of their CLX needs with one comprehensive provider while gaining efficiency and cost benefits. Furthermore, having one comprehensive platform creates substantial cross-sell opportunities across our organization and provides for numerous future growth opportunities.

•	Demonstrated ability to combine technology and services – Our CLX platform combines our proprietary technology with our omni-channel service delivery model to provide clients differentiated solutions at a large scale. Across our suite of solutions, we have added our proprietary technology capabilities in order to improve outcomes for our clients. Our proprietary technology allows us to provide innovative, automated and customizable solutions to our clients more efficiently than if delivered through a purely service-based model.

Representative of the above technology capabilities is our proprietary ClearView customer experience management software platform, which provides business intelligence on consumer activities to support our clients’ decision making process through the full customer lifecycle. In addition, we have made investments in machine learning capabilities and are using the associated power of predictive analytics to further improve lead generation conversion rates, identify up-sell and cross-sell opportunities for our clients, increase customer loyalty and improve customer retention.

•Proven expertise in mature industries – We believe that we have built a deep level of expertise in serving clients in mature industries, including the telecommunications, cable, insurance and automotive sectors. Our historical experience in these sectors has been key to winning new clients in these industries. Mature companies are facing new challenges in the growth, engagement and retention of their customer bases in an efficient, cost effective manner. As an example, a primary focus for these clients, who often have millions of customers, is to partner with vendors that can enable them to generate revenue growth. We believe that we are able to provide such value at all stages of the customer lifecycle for these industries, from lowering the cost of customer acquisition to increasing customer lifetime value through improved retention and increased up-sell.

•	Growing expertise in serving clients in emerging and high-growth industries – More recently, we have developed an expertise and competitive advantage in several rapidly growing key market segments. These include the emerging and high-growth technology and consumer services sectors, along with the Medicare private health insurance market. We have had considerable success in winning new clients in these emerging and high-growth technologies and have rapidly expanded our revenues with these clients in line with their own rapid growth in their markets. Emerging and high-growth companies are focused on partners that can help them rapidly scale their customer service offerings to facilitate their rapid growth while providing customers with a positive customer experience with their brand. Our ability to provide such clients with high-touch customer engagement solutions aligned with their culture is an important attribute valued by these clients. For example, our customer acquisition solution targeted at enrollees in the Medicare private health insurance market is benefiting from the rapid growth in the senior health population in the United States.
•	Global delivery capabilities – Our global delivery model encompasses onshore, nearshore and offshore delivery capabilities. Our nearshore capabilities are delivered through sites in Jamaica and Nicaragua. Our offshore capabilities are delivered through sites in the Philippines (four sites), Pakistan (five sites) and Senegal (one site). We seek to operate state-of-the-art facilities in labor markets that are underpenetrated in order to maintain our competitive advantage, retain our position in those labor markets as an employer of choice, and deliver a highly scalable and cost-effective solution to our clients. This delivery model allows us to offer our clients customized solutions providing resources in a mix of geographic locations that best meet their business demands. Our global delivery capabilities also provide us with the flexibility to serve companies in both mature and emerging sectors. Companies in more mature industries tend to prefer to be able to source delivery from a menu of onshore, offshore and nearshore locations, whereas clients in relatively faster growing sectors tend to be comfortable with lower-cost offshore or nearshore delivery options.

•	Innovative and entrepreneurial culture – We believe that we have a distinctive corporate culture characterized by innovation, speed and organizational nimbleness. The combination of our entrepreneurial culture and the deep experience of our leadership team position us well to address the opportunities presented by the emergence of an integrated CLX industry. Our entrepreneurial culture and organizational agility have been instrumental to our growth by allowing us to anticipate and stay ahead of emerging trends in the industry. Our innovative and entrepreneurial culture is a key differentiator and gives us a competitive advantage in delivering high-quality solutions to clients around the globe. In addition, we believe we have established a strong corporate culture that is critical to our ability to recruit, engage, motivate, manage and retain our talented global workforce of over 15,000 employees across all offices. Finally, our culture enables our workforce to be able to design and deliver innovative solutions to our clients around the globe that optimize their ability to acquire, engage, expand and retain their customers.

Our Growth Strategy

Our goal is to become a key strategic partner to both mature and high-growth companies that require outsourced CLX solutions. We have established a leadership position in the CLX category and intend to continue to set the pace for innovation. Our growth model is designed to deploy a “land and expand” approach by targeting and initiating delivery with large, global enterprises, and subsequently expanding our services with these clients. The large scale size of our client base, our ability to deliver a superior experience to our clients and our global delivery capabilities has allowed us to successfully land new clients and then expand our share of wallet with them over time. We have a demonstrated track record of increasing our share of our clients’ business over time; we believe this growth will be bolstered in the future as clients continue to recognize the benefits of partnering with an end-to-end CLX provider and we are able to cross-sell our broad suite of solutions through our client base. Moreover, the current capacity at our onshore and nearshore delivery centers will be able to support our near-term growth with minimal incremental investment, with future investments in capacity expected to be success-based and in response to growth demands of our business.

By offering technology-enabled CLX solutions through our integrated CLX platform, we believe we are well positioned to effectively compete in the CLX market and continue to take market share and capitalize on market growth. We believe that clients are employing a “champion-challenger” model in their procurement of CLX services, in which nimbler, more innovative providers compete effectively against much larger vendors. This procurement model directly benefits our “land and expand” model; we have proven our ability to expand with clients, in many instances taking wallet share from competitors, as we demonstrate our ability to drive strong outcomes for our clients.

Our growth strategy is based on the following key components:

•	Expand with existing clients – We have a consistent track record of successfully expanding the scope of our services with our clients. Our client base is comprised of large, global brands that have multiple lines of business across multiple geographies. The size and scale of our clients create a substantial growth avenue by capturing additional wallet share with them. We have demonstrated our ability to expand with our clients by adding new geographies or additional business segments to our scope of service; in many instances, we are taking share due to our ability to outperform our competitors through our superior execution. We believe that we have significant opportunities to support future growth at each of our existing clients. For many of our large clients, we believe that we have opportunity to capture 15% or more of their total share of wallet; currently, we estimate we have less than 6% penetration within our top five clients.
•	Continue winning new client engagements – We have a proven history of driving revenue growth from winning new clients. We have been successful in winning new clients historically served by our competitors; our ability to win these clients has allowed us to take share from our competition. Furthermore, we have been successful in winning first generation clients that have decided to outsource their previously in-house operations. Our key competitive strengths include our full spectrum customer lifecycle solutions, our global delivery model and our proprietary technology capabilities; all of which enhance our ability to win new clients. In order to continue driving future new client growth, we are making investments in our sales and marketing infrastructure, including hiring additional business development personnel focused entirely on driving new client growth across an array of geographies and end markets. Our new client growth strategy is defined by targeting both established, leading global brands and emerging, high-growth brands that can benefit from our solutions.

•	Win new clients in mature industries – Our deep expertise in providing outsourced solutions to leading global brands in relatively mature industries, such as telecommunications and cable, is a key enabler of our ability to win new clients. We serve a highly recognizable client base that provides a high degree of referenceability during the new client sale process and provides confidence in our ability to execute. We are able to appeal to new clients in these industries due to our value proposition of helping mature global brands seeking to improve growth and maximize customer retention. Select major new clients added during the fiscal year ended June 30, 2017 include two luxury automotive manufacturers, a global telecommunications provider and a cable provider.
•	Win new clients in high-growth sectors – More of our new client wins are coming from relatively faster growing sectors of the economy, including consumer internet and technology companies. We have dedicated an increasing number of sales resources to these attractive growth sectors and have been able to leverage key recent wins of blue-chip customers to create referenceable accounts and continue strong momentum with new clients. We are able to appeal to new clients in these sectors due to our ability to facilitate revenue growth and enhance their brand loyalty. Select major new clients added during the fiscal year ended June 30, 2017 were a global e-commerce platform, a streaming video content provider, a streaming audio content provider, a smart home services provide, a wearable technology device provider and a ride sharing app provider.
•	Cross-sell our full spectrum lifecycle solution – The breadth of our solutions over the full customer lifecycle creates the ability to cross-sell each solution throughout our client base. Most of these clients currently source a narrower set of solutions from us, such as customer engagement or customer acquisition, and we believe that large enterprise clients focused on their customer experience are increasingly seeking providers offering a broader range of customer lifecycle solutions. An additional advantage of selling our full spectrum of solutions is that it allows us to win “off-cycle” mandates in large new accounts, providing a competitive foothold prior to the typical 12-18 month request for proposal, or RFP, cycle that typically dictates the pipeline for traditional BPO programs. Only three of our top ten clients are currently utilizing more than one of our CLX suite of solutions, creating substantial future cross-sell opportunities.
•	Expand geographically – By expanding geographically, we will support our growth both by attracting and winning new clients, as well as expanding and growing with existing clients. We seek to establish new delivery centers in underpenetrated labor markets, which will allow us to retain a competitive edge, attract and retain the necessary workforce, and deliver a highly scalable and cost effective solution to our clients. Our selection of new geographies in which to deploy our delivery solutions is based on a careful assessment of client needs, and is often in anticipation of a broader market trend. For example, we opened up new nearshore service delivery locations in Jamaica and Nicaragua in 2016 in anticipation of increasing client demand, and have been successful in placing significant amount of client volume in those locations in a relatively short period. Similarly, we are in the process of expanding our Senegal service delivery location in anticipation of a broader move in the French enterprise market to diversify service offerings beyond the current offshore focus on Morocco.
•	Pursue strategic acquisitions – We may selectively pursue acquisition and strategic investments in companies and technologies that strengthen our customer lifecycle experience platform. Our industry segments continue to be fragmented and provide multiple opportunities to acquire companies to complement our existing capabilities. Our acquisition strategy targets situations in which it is optimal to acquire versus build. It will primarily be focused on adding additional omni-channel capabilities, providing access to new geographies and acquiring technologies that further differentiate our solutions.

Our Solutions and Products

We work closely with our clients to optimize customer acquisition, engagement, expansion and experience by offering technology-enabled solutions through our integrated CLX platform. Our solutions help our clients protect and enhance their brands, grow their customer bases, retain their customers, and maximize customer lifetime value. Our comprehensive portfolio of end-to-end solutions drives deep customer integration and long-term trusted relationships with our clients, many of whom we have served for more than five years.

Our vertical industry expertise in telecommunications, technology, cable / broadband, high-growth technology, health and health insurance, financial services and automotive allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering impactful business results.

We believe that we have a strong track record of offering flexible pricing models for our solution offering ranging from fixed pricing to outcome-based pricing if certain performance indicators are achieved. We believe that new contracts will increasingly be based on such outcome-based pricing and similar hybrid pricing models, as a means of making services more transparent. We believe that our flexible pricing models allow us to maximize our revenues in a price competitive environment while maintaining the high quality of our CLX services.

We provide our services across the following four phases of the customer lifecycle experience:

Customer Acquisition

Acquire

Target.

Multichannel Digital Lead Sourcing

Multichannel Digital Lead & Prospect Sourcing

- Paid Search
- Organic Search
- Leads from 3rd party providers

xfinity
Google

Convert.

For a limited time, free professional installation

Click & Call Conversion.

Convert customers via websites or our professionally trained sales experts

Gain.

Revenue Generation

Client pays on performance or agency basis

PERFORMANCE REVIEW

PERFORMANCE PAY

AGENCY PAY

Overview – In our Customer Acquisition segment, we work with consumer-facing businesses to acquire customers for them. We are typically compensated by our clients on a pay-per-performance basis, where we earn a commission upon the successful addition of a new customer. In our Medicare insurance agency division, we acquire customers for most of the firms representing some of the largest Medicare Advantage market share, such as Humana and UnitedHealthcare. The remainder of our Customer Acquisition segment is primarily focused on acquiring customers for clients in the telecommunications, cable / broadband and technology industries.

Acquisition Cycle – Most of our Customer Acquisition solutions involve two steps: (a) generating or purchasing a lead or a prospect, and (b) converting that lead or prospect into a customer, most frequently through a voice-based channel.

•	Lead or Prospect Sourcing –We source leads or prospects for our acquisition solutions either through digital marketing activity, which includes paid search and search engine optimization, or through the purchase of leads from third parties.
•	Paid Search –The largest portion of our internal lead generation relies on paid search, which is also known as search engine marketing (SEM). This portion of our digital marketing activity involves the creation and management of a web sales portal bearing the client’s brand, to which we drive consumers through fixed and mobile paid search advertising with providers such as Google, Yahoo! and Bing. Our proprietary technology platform determines the optimal price to pay for keyword-based advertising to ensure cost-effective search engine placement that attracts interested consumers. This platform also bases its bidding on availability of appropriate delivery center agents to convert any leads generated into buyers. We use our SEM-based lead generation primarily to generate customers for our clients in the cable and telecommunications sectors.
•	Organic Search –We also generate leads for our acquisition solution based on organic search, which is also known as search engine optimization (SEO). This portion of our digital marketing activity involves the creation and management of web portals that feature prominently in a consumer’s relevance-based search results in response to a web search. Visitors to these web properties effectively become leads that we subsequently contact in order to convert into a sale. For example, we have developed proprietary content for the Medicare private health insurance market where we provide useful and relevant information regarding the medical industry and insurance plan options available to potential enrollees in the senior population.
•	Purchase of Leads from Third Party Providers –In addition to internally generating leads and prospects of interested consumers, we also purchase leads and prospects from third party providers. Such prospects can be in the form of inbound calls, where we receive a call transferred from a lead provider that generates relevant prospects for its own business and seeks to monetize further that lead by cross-selling it to us. We also receive leads in the form of contact details of interested prospects that indicated interest to a lead provider through an online web property, whom we subsequently seek to convert via an outbound phone call.
•	Conversion of Leads to Sales –The final step in our Customer Acquisition solutions is our conversion of leads or prospects, whether generated internally or externally, into customers for our clients. We do so primarily through phone interaction with sales agents at our delivery centers. Occasionally, those prospects may become customers of our clients directly through our website without any agent involvement. In our Medicare insurance division, all sales are required to take place through a sales agent that is licensed in the state a prospect is a resident in. We currently have over 100 licensed agents.

Use of Proprietary Algorithms Across our Platform – In our Customer Acquisition solutions, we employ our proprietary algorithms across our platforms to manage all aspects of the marketing function, ranging from setting the amount of our bid for advertising in response to a given search term to managing the underlying website and its associated analytics. We maintain proprietary databases on the performance characteristics of over 5 million search terms (and 26 million unique keyword and bid type combinations) across over 33,000 zip codes, which we have developed over seven years. The analytics we perform using those data allow us to make cost effective purchases of key search terms. We apply machine learning to identify high-quality leads, which ultimately improves the conversion of those leads into sales. We manage our websites in a dynamic manner, where the website content changes based on the characteristics of the visitor. Our websites also have a high level of integration with our clients as well as with external databases.

Our e-commerce platform for our acquisition solution has features such as online quoting from various carriers, plan comparison and recommendation, online enrollment, electronic processing interchange and online work queue protocols for each consumer request to ensure tracking and fulfillment.

For more detailed discussion of the technology used in our Customer Acquisition solutions, see “Technology and Infrastructure.”

Delivery Model – As of June 30, 2017, we operate six acquisition-focused delivery centers. For our Medicare insurance agency division , we operate three delivery centers dedicated to the sale of Medicare private health insurance policies on behalf of health insurance carriers, located in Clearwater, Brooksville and Fort Lauderdale, Florida. We operate two delivery centers in Pakistan and one in Jamaica, which are focused on customer acquisition on behalf of our clients in the cable and telecommunications industries. As of June 30, 2017, the number of agents dedicated to customer acquisition was 761 (659 digital acquisition and 102 Medicare acquisition).

Revenue Model – In our Customer Acquisition segment, we are typically compensated by our clients on a pay-for-performance basis where we earn a commission upon the successful addition of a new customer. In our Medicare insurance agency division , the commission structure is longer duration, and possesses two components: an upfront commission, and a renewal commission each year the insured renews their policy. Within digital acquisition, to a lesser extent we also provide sales-based delivery center services to convert leads provided by the client into new customers, for which we are typically compensated on a fixed hourly basis.

Customer Management – Customer Engagement

Engage

Deploy.

Global Customer Engagement

Our worldwide contact centers are staffed with highly trained and effective support agents, ready to solve any customer issue across multiple languages.

20+ languages
63M interactions/year
25 Delivery Centers Globally

Connect.

Omnichannel Support

- Phone
- Email
- IVR
- SMS
- Social
- Chat

Back Office Support

With our suite of comprehensive and automated back-office solutions, we help our clients add value to every layer of their business operations.

- Finance & Accounting
- Marketing
- Social
- Chat

Elevate.

Personalized Consumer Engagement at Scale

With our customer-centric engagement solutions, we help customers feel valued and respected across every brand channel and interaction.

Overview – Our Customer Engagement solutions make up the largest component of our revenue base. Our long tenured clients within this solution are primarily in the telecommunications, cable / broadband and technology industries. Our more recent client wins have included enterprises in the high-growth technology and, consumer services. This solution is delivered through our digital and omni-channel platform, which integrates digital and non-digital channels. In particular, as consumers increasingly transition away from voice and toward digital communication, we have added a full suite of digital channel capabilities, which include voice, email, chat, SMS, IVR, social media and other applications. For more detailed discussion of the technology used in our in Customer Engagement solutions, see “Technology and Infrastructure.” Our Customer Engagement solutions are priced either on a per unit of time or a per interaction basis. Of the total volume of customer interactions that occur in our Customer Engagement solutions, over 93% represent interactions originating from inbound consumer inquiries.

Our suite of Customer Engagement solutions are made up primarily of the following three categories:

•	Customer Service – This solution is the main interface between our clients and their customers. This solution category is about our clients’ management of their customer relationships, and represents for our clients the most important source of information about their customers’ perceptions and experience. In this service, we provide information about our clients’ products and services to their customers and handle inbound and outbound contacts relating to suggestions, requests and claims about products, billing inquiries, services and processes. A large portion of this solution relates to billing inquiries and general product and service information.
•	Technical Support – We deploy specialized teams that are available to our clients to provide information, assistance and technical guidance to our clients’ customers on a specific product or service. Our technical support capabilities include helpdesk services, early stage issue resolution, known as Level I support, as well as Level II technical support for more advanced issues.
•	Other Value-Added Services – Our back office solutions allow our clients to outsource portions of their own internal administrative functions to us. These solutions include primarily finance and accounting, marketing support, sales operations and HR administration. This solution is enhanced by automation tools to process routine and repetitive activities enabling us to manage high volume activities for our clients.

Our Customer Engagement solutions require a robust technology infrastructure overlay. Each of our client programs is operated using a Customer Relationship Management (“CRM”) agent application, which guides agents through the relevant call script, provides an interface to input customer-specific data to the client, captures other relevant call and program-related information and provides program reporting to the client. Certain clients provide their own CRM agent application; in other cases we customize our proprietary portal for that client program. Other technology tools relevant to the above services include call recording platforms, workforce management software and quality management tools, as described in more detail under “Technology and Infrastructure” below. In addition to these essential tools, we believe we have an advanced technology capability that is developing the next generation of tools that will provide us with a highly competitive edge in our Customer Engagement capabilities.

Delivery Model – As of June 30, 2017, we operate 20 Customer Engagement focused delivery centers located in the United States and the United Kingdom (nine sites), Pakistan (five sites), the Philippines (three sites), Nicaragua (one site), Jamaica (one site) and Senegal (one site). As of that same date, the number of agents dedicated to our Customer Engagement solution was 8,141.

Revenue Model – Client pricing for our Customer Engagement solution has traditionally been structured on a per staffed hour basis; however, pricing is increasingly evolving toward a per minute of talk time basis or a per contact basis. These new pricing frameworks shift the risk associated with the management of operational metrics such as occupancy or handle time optimization from the client to the provider and thus require providers to constantly optimize operational efficiency in order for the client engagement to remain profitable.

Customer Management - Customer Expansion

Expand

Identify.

Turn Customer Interactions into Growth Opportunities

We are constantly tracking and monitoring the needs, satisfaction, and disposition of our clients' customers.

- Customer purchase behavior
- Needs analysis
- Sentiment & disposition monitoring

Promote.

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Strategic Offer Presentation & Optimization

Our skilled agents promote brand & partner offers tailored to customer needs

- Up-sell
- Cross-Sell
- Bundle

Win-Back & Retention Strategy

- Re-engagement campaigns
- Targeted & tailored offers
- Predict future customer needs
- Skilled Agents

Grow.

Increase Customer Lifetime Value

Drive revenue growth, reduce churn and increase NPS, CSI, and ROI.

Overview – Our Customer Expansion solutions are a derivative of our Customer Engagement solutions, combining our traditional BPO solutions with our sales and acquisition-oriented delivery center capability to allow our existing clients to further mine their current customer base. Our Customer Expansion solutions include cross-selling and up-selling our clients’ products and services, maximizing customer retention and winning back customers that have transitioned away from our clients. Each of these functions requires the agent to demonstrate a combination of customer empathy and product knowledge, together with the ability to make a sale on behalf of the client. The clients of our Customer Expansion solutions are primarily in the telecommunications, cable / broadband and technology industries.

The majority of the clients of our Customer Expansion solutions tend to have an established history of outsourcing their CLX needs and have identified the benefit of a dedicated expansion capability. These clients generally have a significant existing customer base and are seeking solutions that reduce churn and increase growth.

Delivery Model – As of June 30, 2017, we operate nine Customer Expansion focused delivery centers located in the United States (three sites), Pakistan (three sites) and the Philippines (three sites). As of that same date, the number of agents dedicated to our Customer Expansion solution was 2,728.

Revenue Model – Client pricing for our Customer Expansion solution has traditionally been structured on a per staffed hour basis; however, pricing is increasingly evolving toward a per minute of talk time basis or a per contact basis. These new pricing frameworks shift the risk associated with the management of metrics such as occupancy or handle time optimization from the client to the provider and thus require providers to constantly optimize operational efficiency in order for the Client Engagement solutions to remain profitable. In addition, our clients may provide us with performance-based bonuses based upon achieving agreed upon performance targets.

Customer Management - Customer Experience

Experience

Listen.

Omnichannel Customer Feedback
Deliver beautiful, branded surveys across any digital channel.

Intelligent Sentiment Analytics

Real-time text and sentiment analysis for all incoming feedback channels.

Negative Sentiment
Dan & Tara 6:33pm
I love my car and recommend the dealership but I was exceptionally dissappointed with the wait times, the booking process, and the shuttle service.
Positive Sentiment
operational categorizations

Empower.

Real-Time Issue Resolution
Act upon any negative customer sentiment across any channel.

Persistent Business Intelligence

Dynamic data visualizations and real-time reporting to ensure your brand gets a full, accurate, and strategic picture of true customer satisfaction & delight.

Enhance.

Fortify Brand Perception & Loyalty
• Improve customer value
• Increase ROI
• Strengthen customer longevitiy
NPS
99
VIEW DATA
RETENTION
99
VIEW DATA
CSI
99

Overview – We have developed a comprehensive suite of proprietary software tools to measure, monitor and manage our clients’ customer experience. By applying these tools, we enable our clients to improve retention of their customers, identify and manage service issues in real time, predict future behavior and enhance overall customer satisfaction. Our platform includes management of omni-channel surveys, interactive artificial intelligence, text analytics and sentiment analysis, a business intelligence suite, and case management capabilities. The clients of our Customer Experience solutions are primarily in the automotive industry, with more recent client wins in financial services and technology industries. For more detailed discussion of the technology used in our Customer Experience solutions, see “Technology and Infrastructure.”

As enterprises continue to emphasize customer experience as a key competitive differentiator, we believe that our offering of such a product, whether bundled with our other CLX solutions or sold on a standalone basis, places us in a differentiated position relative to our competitors. We believe that many of our existing and potential clients have yet to invest in a software platform to manage their customer experience.

Delivery Model – We primarily deliver our Customer Experience solutions to our clients using a cloud-based delivery model. We also have the flexibility to offer solutions that are hosted at the client’s premises.

Revenue Model – We currently offer our Customer Experience solutions under a license where we charge the client on a “software as a service” basis that reflects usage of the product at the client’s location. In addition, we may charge a set-up fee to customize the solution for our client’s specific needs or provide additional consulting services.

Sub-Brands

In connection with the Reorganization Transaction and the repositioning of our brand, we utilize three sub-brands to deliver our solutions. IBEX Interactive represents our historical IBEX Global Solutions, DGS and iSky entities. IBEX Insurance represents Etelequote Limited. IBEX Digital represents the predecessor companies of DGS Limited.

Technology Solutions

Over the past five years, we have invested significant resources into building and deploying a scalable CLX platform, which includes next-generation software products and modules, deployed across the full customer lifecycle journey, driving revenue growth, productivity improvements, experience enhancement and competitive differentiation.

We believe that we have built an industry-leading, comprehensive suite of software products and applications, deployed at enterprise scale across multiple industries along the full consumer lifecycle. For example, we have used our CLX suite to acquire cable and insurance consumers in large scale at an optimal target cost per acquisition (CPA), measure and manage the customer experience for the automotive industry across multiple geographies, maximize retention of policyholders in the health insurance sector, and prevent fraud using anomaly detection for the telecom sector.

Our CLX suite and its end-to-end set of solutions (acquire, engage, expand, experience) are powered by the CLX Product Cloud, a flexible and modular toolset of integrated products that can be configured, connected, and deployed based on diverse client needs and requirements.

In addition to our proprietary software products and applications, we partner with major vendors for operations management control, providing intelligent interactive routing through computer telephony integration, outbound sales automation, intelligent routing, quality management, business intelligence, workforce management, and CRM systems. We believe our partnership with leading category vendors has allowed us to deliver customized solutions based on specific client demands and easily integrate with clients’ internal systems.

The CLX Product Cloud

Our CLX Product Cloud comprises a range of software products that enable our CLX suite across the full customer lifecycle journey. These software products can be used individually or in combination to build a contextual and intuitive customizable implementation for each client deployment. We deliver our CLX suite using the following software products, and their associated modules, as building blocks to create a comprehensive CLX solution that easily accommodates a range of industries and use cases.

CLX Product Cloud

Full stack CLX Product Cloud Enabling CLX Solutions

CLX Signal.

Data Tuned to Every Channel

CLX Convert.

Address-targeted Deals & Offers

dish
Video from $10 a month
cox
Internet from 19.99 a month
atat
Video from $9.99 a month

CLX Connect.

Omni-Channel Customer Conversations

VALET

CLX Pulse.

Noise-Cancelling Customer Feedback Suite

Customer Satisfaction Survey

CLX Target.

Digital Marketing & Conversion Suite

AdWords

Campaign #2
Budget
$30.00 / Day
Campaign #4
Budget
$25.00 / Day
Campaign #7
Budget
$55.00 / Day
Bid

OVERVIEW
CAMPAIGNS
OPPORTUNITIES
REPORTS
TOOLS
PERFORMANCE GRAPH

CLX Trust.

Agent Monitoring & Data Security

CLX Sense.

Superior Agent Productivity

Upsell/Promotion 78%
Deals Closed 763
Total Calls 4599
Samantha Fox
Sales Agent

Client-Facing Products

Our current principal products within the CLX Product Cloud that are primarily used by our clients and their customers include:

•	CLX Signal offers business intelligence to support decision making across the entire Customer Lifecycle Experience value chain for seamless insight and dynamic action. The CLX Signal product provides real time statistics, data, and reports for management, operations users, and both internal and client-side analysts, allowing users to create real time reports and conduct customized data and performance analyses. Key features include deep data analytics using automated speech recognition, natural language processing, artificial intelligence and machine learning algorithms to predict consumer sentiment, identify early performance indicators, and manage ongoing issues. CLX Signal modules are deployed for every client implementation.
•	CLX Convert – a proprietary quoting and comparison engine at a physical address level, which aggregates and unifies quotes from a large number of providers serving that address, enabling efficient and ongoing lead conversion. CLX Convert modules have been customized and implemented in the cable / broadband, telecommunications, and health insurance verticals.
•	CLX Connect – our digital and omni-channel platform for consumers to interact with brands via a channel of their choice, including voice, Integrated Voice Reading (“IVR”), web, social or chatbots, ensuring a seamless transition from one channel to the next.
•	CLX Pulse – delivers consumer sentiment to brands. This customer experience measurement product suite is designed to capture the “voice of the customer.” CLX Pulse provides brands with the power to seamlessly send omni-channel surveys, supported by powerful text analytics software to intelligently analyze customer feedback for accurate sentiment and disposition. Consumers are able to provide real time feedback after each interaction with the brand.

Internal Products

In addition to the client and consumer facing applications, our CLX Engine also consists of several core software products used internally to deliver our CLX solutions. These include:

•	CLX Target – our digital marketing and conversion suite. CLX Target allows us to plan, create, and launch highly targeted digital marketing campaigns across social, search and display advertising channels. The CLX Target modules are implemented for automated bid intelligence and adaptive bid optimization. The technology allows us to identify, profile, segment and target high-value audiences using behavioral scoring. Our CLX Target product is implemented across our cable, telecommunications, clients where we are engaged for our customer acquisition solution and allows us to deliver high value clicks and leads to our clients.
•	CLX Trust – our proprietary security product to monitor and prevent security breaches internally by recording key strokes, screen interactions and running sophisticated algorithms for real time anomaly detection. The capabilities in our CLX Trust product include recording and logging technologies to monitor conversations, screens, and keyboard activity. We use machine learning capabilities to identify suspicion or fraudulent activity and identify anomalous behavior.
•	CLX Sense – our leading edge call center productivity and agent performance product. CLX Sense is designed to optimize call center productivity and enhance agent success and allow production management to monitor, motivate and improve the performance of our frontline agents.

CLX APIs - Through our APIs, our CLX suite ties together our various software products and modules with custom functionality across the CLX Product Cloud. We construct our own software from the same APIs that we offer to our clients and provide up-to-date code. In addition, we are extending our technology to more partners through our APIs to allow developers to develop new tools and additional functionalities that further enhance our CLX suite.

CLX Labs - Our product development philosophy is centered on rapid and continuous innovation, with frequent releases of test products that we seek to improve with every iteration. We often make products available early in their development stages by posting them on CLX Labs. If our users find a product useful, we promote it to “beta” status for additional testing. Our beta testing periods often last a year or more. Once we are satisfied that a product is of high-quality and utility, we remove the beta label and make it a core CLX suite application.

Technology Approach

We have designed and developed our technology solutions for large global enterprises. We operate a multi-tenant, multi-user architecture that provides enterprise clients with separate instances of the database while maintaining a common schema across applications for all clients run on either shared infrastructure servers or on dedicated servers. This architecture reduces risk associated with infrastructure outages, improves system scalability and security, and allows for flexibility in deployment location.

The architecture, design, deployment and management of our technology and infrastructure has been designed and built with the following objectives:

•	Intuitive User Experience. Our CLX platform is designed to create an intuitive, interactive and consistent user experience. The goal of our design is to minimize the need for extended product training.
•	Scalability. Our architecture allows us to deploy our CLX platform at scale capable of managing millions of interactions per month on behalf of our clients, including calls, website views, social media interactions, emails, chat sessions and many other transactions.
•	Reliability. Our technology solutions and infrastructure are designed as “always on” solutions with redundancies in place to minimize downtime. We work with leading global providers to create a fully redundant architecture between our facilities. Servers and software components are replicated and customer data is backed up and stored in remote data centers.
•	Security. We maintain a comprehensive security program designed to help safeguard the security and integrity of our customers’ data, which includes both organizational and technical measures such as perimeter security, industry standard intrusion detection systems, security protocols, and authentication of customers and employees prior to accessing our platform, and testing of each released update before deployment.
•	Configurability. Our core technology applications and products are easily configured to meet client specific needs and solutions.
•	Extensions. As part of the CLX Platform, we provide standard, pre-built integrations with leading third-party systems. We also enable additional custom integration for our customers and partners through our APIs.

Technology Initiatives

Our current initiatives are focused on enhancing and extending the capabilities of our existing suite of products servicing the full customer lifecycle. One set of initiatives is focused on deriving further insights from customer interactions leveraging data and machine learning techniques as well deploying technologies such as chatbots as an additional channel to interact with consumers. We also have initiatives underway to further strengthen our security products using anomaly detection techniques.

Our product roadmap is dynamic and our product development cycles can rapidly address client needs, deliver additional value to our clients, and maintain our competitive differentiation.

Research and Development

Our ability to compete depends in large part on our continuous commitment to research and development and our ability to introduce new products, technologies, features and functionality in a quick and timely fashion. Our research and development organization is responsible for the design, development, testing and certification of our products and services. Our efforts are focused on developing new products and core technologies and further enhancing the functionality, reliability, performance and flexibility of existing solutions. We focus our efforts on anticipating customer demand in bringing new products and new versions of existing products to market quickly in order to remain competitive in the marketplace.

Our research and development organization is built around small development teams. Our small development teams foster greater agility, which enables us to develop new, innovative products and make rapid changes to our infrastructure that increase resiliency and operational efficiency.

Our research and development team, consisting of data scientists, software developers, artificial intelligence and machine learning experts, and engineers, has spent over eight years refining and improving our solution and continues to evolve our software tools and data and machine learning algorithms. As a result, we believe that our solution is at the cutting-edge of customer lifecycle experience technology.

We compete aggressively for talent, and our people drive our innovation, technology development and infrastructure operations. We strive to hire the best computer scientists and engineers to help us solve significant challenges across systems architecture, artificial intelligence, machine learning, data mining, networking, telephony, dialer management, software engineering, testing and other areas. We work hard to provide an environment where these talented people can have fulfilling jobs and produce technological innovations that have a positive effect on the world through daily use across millions of interactions. We employ technology whenever possible to increase the efficiency of our business and to improve the experience we offer consumers.

As of June 30, 2017, our research and development staff consisted of 325 employees, including 230 software engineers, and 95 data scientists and engineers, principally located in three locations in Pakistan.

We intend to continue to invest in our research and development capabilities to extend our platform and bring the power of customer lifecycle experience technology and solutions to a broader range of applications, geographies and customers. Areas of priority include systems design, artificial intelligence, data mining, networking, software engineering, testing, user experience and interface, telephony.

Our Clients

Overview

We have experienced steady growth in our client base, consistently gaining new clients annually. Our clients include some of the best-known global brands that have leadership positions in their respective industries. Our long tenured clients are primarily in the telecommunications, cable / broadband and technology industries. Our more recent client wins have included enterprises in the high-growth technology and consumer services sectors.

We seek to develop long-term relationships with our clients where we are viewed as an integral part of their business and not just as a service provider. We believe that these relationships offer the greatest potential for benefits to our clients and to us as they create opportunities for us to provide a variety of solutions using the full range of the capabilities offered by our integrated CLX platform.

The following table sets forth the amount and percentage of our consolidated revenues for the fiscal years ended June 30, 2016 and 2017 by client industry vertical:

	Fiscal Year Ended June 30,
Client Industry Vertical	2016	2017	Growth	Percentwise
	$ in millions
Telecommunications	$156.9	$159.3	1.5%	47.7%
Technology	$51.2	$46.3	(9.6%)	13.9%
Cable / Broadband	$36.6	$41.8	14.2%	12.5%
High Growth Technology	$21.4	$37.7	76.7%	11.3%
Health and Health Insurance	$16.5	$22.2	34.1%	6.6%
Financial Services	$15.6	$12.7	(18.5%)	3.8%
Automotive	$8.4	$5.2	(37.7%)	1.6%
Other	$16.5	$8.9	46.1%	2.6%
Total:	$323.0	$334.0	3.4%	100.0%

2.6%
Other
1.6%
Automotive
12.5%
Cable
3.8%
Financial Services
6.6%
Health & Health Insurance
11.3%
High Growth Technology
Consolidated
Revenues
13.9%
Technology
47.7%
Telecom

Three of our clients each represent a revenue share greater than 10% of our consolidated revenues. For the fiscal year ended June 30, 2017, our top three clients represented 25.7%, 19.9% and 12.7% of total revenues.

Our contracts with clients generally take the form of a MSA, which is a framework agreement that is then supplemented by SOWs. Our MSAs specify the general terms applicable to the services we will provide. For a discussion of the components of our MSAs and SOWs see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Overview—Revenues.”

Sales and Marketing

Our sales and marketing teams work closely together to drive awareness and adoption of our CLX platform, accelerate customer acquisition and expand the relationship with our existing customers. We focus on developing long-term relationships with large strategic clients that have needs across the entire CLX lifecycle, and employ a “land and expand” strategy to grow these relationships. Under this strategy, we seek to build the client’s trust through flawless execution on the initial assignment (which is typically for a single solution or geography) and then expand the scope of our engagement with the client into multiple geographies and business lines, which allows us to offer additional CLX solutions. In this manner, the “land and expand” strategy provides opportunities for us to substantially increase our revenues within our existing client base over time.

Our sales and marketing activities are focused on our key market verticals: telecommunications, technology, cable and broadband, high-growth technology, health and health insurance, financial services and automotive. We believe our vertical market focus allows us to provide deep domain expertise and positions us as the best partner to help solve our clients’ unique needs. An essential part of our sales strategy is to focus on ways we can innovate on behalf of our clients, which includes digitization strategies and usage of data, technology, analytics and insights. We are well positioned with the top brands in each of the industry verticals in which we operate, and can leverage domain knowledge and strong client references to generate business with other companies in the same industry vertical.

Our sales are conducted by (a) our client services organization to increase revenues from existing clients, and (b) our new logo organization to land new clients. Their efforts are supported by our marketing organization that manages our brand and conducts marketing and lead generation activities to increase brand awareness through trade shows, industry events, and strategic partnerships with industry analysts.

In our experience, the sales cycle for our solutions range from 2-3 months for our Customer Acquisition solution, 12-18 months for our Customer Engagement and Customer Expansion solutions, and 12-24 months for our Customer Experience solution.

Client Services Organization

As of June 30, 2017, our client services organization consisted of 32 individuals who are dedicated to maintaining and expanding our relationships with our existing clients. This organization is focused on:

•	Retaining the customer by partnering with internal departments to deliver on the promised service levels and expected outcomes (“earn the right to grow”);
•	Managing both the client and our internal operational delivery units to meet commitments;
•	Knowing the client’s business, strategy, pain points and opportunities to innovate;
•	Expanding services across all CLX services to include new lines of business and geographies and thereby increase our share of the client’s spend on CLX services;
•	Building deep client relationships that differentiate us in the market; and
•	Assisting the sales and marketing organization in securing new business by illustrating differentiated services that we provide to our existing customers.

The client services organization is made up of teams that are organized either around a single large client, depending on size and complexity, or around groups of clients that collectively provide scale to warrant the investment of client services overhead. A majority of the senior leadership of the client services organization is located In the United States and is supported by local team members located closer to the actual service delivery, sometimes in other countries / regions. The members of our client services organization typically have deep operational experience as well as strong relationship-building and selling skills. Most of the new opportunities created within the embedded base of existing clients are led by the senior leadership of the client services organization and follow the same general sales process as the new logo organization.

New Logo Organization

As of June 30, 2017, our new logo organization consists of 16 members and we continue to aggressively invest in industry leading client-facing new logo resources. The new logo team’s mission is to sell new services to clients who do not work with us today, by building relationships with the top 8-10 decision makers at each target, executing on vertical plans, so that we are relevant during both the “in” and “out” phases of buying cycles. The new logo organization is supported by a lead generation / research team that aid in continuous communication with the key prospects and do in-depth research on the target companies.

Our new logo organization is made up of teams focused on our key market verticals: telecommunications, technology, cable/broadband, high-growth technology, health and health insurance, financial services and automotive. Each team is led by a general manager, supported by a dedicated team, focused solely on penetrating and closing business with the top 40 clients in each vertical. We also have strategic relationships with industry advisors / brokers that help open doors based on past relationships, which allows us to extend our reach into our core markets and accelerate introductions.

The sales process for a new client can be short or lengthy depending on the client, generally ranging from three to 18 months, and usually involves four key steps. Our process typically begins either by our own initiative (out-of-cycle), or in response to an invitation by a client or in response to a specific request for a proposal (in-cycle). In this first phase, a defined need / opportunity is uncovered. The second phase involves mapping our solutions to address the need through a scoping exercise, developing a pertinent solution that meets the need, pricing the proposed solution and developing a ramp / implementation plan to implement the solution. Our recommendation is usually presented electronically and often face to face, either at the target company or at one of our location, especially if we are selected to advance to the next phase of consideration. Upon successful award, we and the prospect move to a negotiation phase; this involves negotiating a master service agreement (“MSA”), as well as the initial statement of work (“SOW”). This third phase also involves detailed planning of the transition of the services as well as the transfer of the knowledge needed to implement the services under such SOWs. The final phase involves commencement of the work and ramping up to meet the agreed upon service levels.

Our new logo organization, often in combination with our client services executives who have an intimate understanding of the client’s business and needs, seek to actively identify and target additional cross-sell opportunities across the entire CLX lifecycle. We believe this approach has allowed us to consistently increase our share of our clients’ business over the last three years.

Marketing Efforts

Our marketing efforts are focused on generating awareness of our CLX platform, establishing and promoting our brand, reaching and serving the CLX needs of key decision makers in our target verticals, and cultivating a community of successful and vocal customers. Our belief is that the best method to sell our CLX platform is to focus our marketing effort on demonstrating to our prospects our thought leadership in the CLX market, addressing the challenges facing enterprises across the full CLX lifecycle, and engaging business leaders who are seeking to leverage data, technology, analytics, and insights to drive competitive differentiation. We take a targeted approach and work with enterprises across our target verticals: telecommunications, technology, cable / broadband, high-growth technology, health and health insurance, financial services and automotive. We engage with key decision makers outside of RFP cycles in the following key offices: Chief Digital Officer, Chief Information Officer, Chief Experience Officer, Chief Customer Officer and the Chief Marketing Officer.

As of June 30, 2017, we had 69 employees in our sales, client services and marketing organization.

Competition

The customer acquisition and customer management segments in which we compete are highly fragmented and continuously evolving. Although we do not believe any single competitor currently offers a directly comparable end-to-end CLX solution, we believe our integrated platform faces competition from a variety of companies which operate in distinct segments of the customer lifecycle journey, including:

•	Call center and diversified BPO providers, including Teleperformance S.A., Convergys Corporation, SITEL Corporation, SYKES Enterprises, Incorporated, TeleTech Holdings, Inc., Sutherland Global Services, Inc., Alorica Inc., 24/7 Customer, Inc., VXI Global Solutions and Accenture PLC;
•	Customer acquisition companies, including Red Ventures, LLC, Clear Link Technologies, LLC and Qology Direct, LLC;
•	Insurance marketing agencies, including eHealth, Inc., SelectQuote Senior Insurance Services, Inc. and GoHealth, LLC; and
•	Vendors of customer experience management tools including Medallia, Inc., Vital Insights Inc., Maritz Holdings Inc., Qualtrics, LLC and J.D. Power and Associates, Inc.

We also face competition from in-house customer service departments, which seek to develop, deploy and service applications that offer functionality similar to that of one of our own solutions. These in-house customer service departments continue to constitute the largest segment of customer lifecycle management expenditures.

Many traditional BPO companies are responding to these dynamics by attempting to evolve into fully-fledged end-to-end customer lifecycle experience platforms through bolt-on acquisitions. Recent examples of this acquisition trend include the acquisitions of Clearlink Technologies, LLC (digital marketing) by Sykes Enterprises, Incorporated (BPO) and Connextions, Inc. (insurance marketing agency) by TeleTech Holdings, Inc. (BPO). We expect that market evolution will continue to drive further industry consolidation.

We believe that the most significant competitive factors in the sale of outsourced customer engagement services include service quality, tailored value-added service offerings, industry experience, advanced technological capabilities, global coverage, reliability, scalability, security, price and financial strength.

Intellectual Property

The success of our business depends, in part, on our proprietary technology and intellectual property. We rely on a combination of intellectual property laws and contractual arrangements to protect our intellectual property.

We have registered or are registering various trademarks and service marks in the U.S. and / or other countries, including: Clearview (U.S. Ser. No. 86222842), IBEX Global (U.S. Reg. Nos. 4596647, 4424863, and 4588731), DGS Deliberate by Design (U.S. Reg. No. 4399136), and e-TeleQuote (U.S. Reg. No. 4651792). The duration of trademark and service mark registrations varies from country to country but may generally be renewed indefinitely as long as the marks are in use and their registrations are properly maintained. We also have common law rights to certain trademarks and service marks.

We also have and maintain certain trade secrets arising out of the authorship or creation of proprietary computer programs, systems and business practices. Confidentiality is maintained primarily through contractual clauses, and in the case of computer programs, system access controls, tracking and authorization processes.

Regulation

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, intellectual property, competition, consumer protection, export taxation and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the terms of our service contracts typically require that we comply with applicable laws and regulations. In some of our service contracts, we are contractually required to comply even if such laws and regulations apply to our clients, but not to us, and sometimes our clients require us to take specific steps intended to make it easier for our clients to comply with requirements that are applicable to them. If we fail to comply with any applicable laws and regulations, we may be restricted in our ability to provide services, and may also be the subject of civil or criminal actions involving penalties, any of which could have a material adverse effect on our operations. Our clients generally have the right to terminate our contracts for cause in the event of regulatory failures, subject to notice periods. See “Risk Factors—Risks Related to our Business—Our global operations expose us to numerous legal and regulatory requirements.”

The Telephone Consumer Protection Act of 1991 (“TCPA”), restricts telemarketing and the use of automatic text messages without proper consent. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations due to the failure of our clients to comply with these laws by obtaining proper consent, we could face direct liability.

Marketing and sales solutions for Medicare Advantage and Part D programs are highly regulated by the Center for Medicare and Medicaid Services (“CMS”). CMS Medicare Marketing Guidelines for Medicare Advantage and Part D plans prescribe specific details of marketing to and interactions with Medicare recipients and those who are soon to be Medicare eligible.

We sell health insurance products in 50 states and in the District of Columbia through insurance producer licenses held by us as is required by each state’s insurance laws (in the case of the state of Florida, we conduct insurance business under the individual license of one of our employees, as required by Florida law). The health insurance industry is heavily regulated. Each state and the District of Columbia has its own rules and regulations pertaining to the offer and sale of health insurance products, typically administered by its Department of Insurance. State insurance departments have broad administrative powers relating to, among other things:

•	regulating premium prices;
•	granting and revoking licenses to transact insurance business;
•	approving individuals and entities to sell, solicit, or negotiate insurance policies;
•	regulating advertising, marketing and trade practices;
•	monitoring broker and agent conduct; and
•	imposing continuing education requirements.

We are required to maintain valid life and / or health insurance producer, agency and/or agent licenses in each jurisdiction in which we sell health insurance policies. As of June 30, 2017, we and our employees held a total of over 2,000 business entity insurance producer and individual insurance producer licenses in 50 states and in the District of Columbia. We have a dedicated licensing group that is responsible for maintaining these licenses and serving as an accredited continuing education provider for our licensed employees. We monitor the regulatory compliance of our sales, marketing and advertising practices and the related activities of our employees.

Several of our facilities, primarily located in the Philippines and Jamaica, benefit from tax incentives or concessional rates provided by local laws and regulations. One of our Philippine subsidiaries benefits from a reduced income tax rate and tax holidays, depending on the site, through the end of 2020, after which the applicable tax rate steps up to 30%. Our Jamaica subsidiary was formed under the Jamaica Export Free Zones Act and operates under a Special Economic Zone Regime, whereby such subsidiary benefits from reduced income tax rates of approximately 8% – 10% until 2027. Pursuant to clause 133 of part I of the second schedule of Income Tax Ordinance, 2001, our Pakistan subsidiaries benefit from a tax exemption related to the export of IT and IT enables services, which includes call center and back office services. The Pakistan income tax exemption is available until June 30, 2019, after which the applicable tax rate steps up to 30%. Our Luxembourg subsidiary, which is an IP holding company and earns royalties from one of our US subsidiaries, benefits from an 80% tax exemption on net royalty income which reduces the Luxembourg income tax rate to approximately 6%. The Luxembourg income tax exemption is available until 2021, after which the applicable tax rate steps up to 29%. Our Nicaragua subsidiary was formed under the Free Zone Act, whereby such subsidiary is tax exempt until 2026.

We are subject to state and federal laws and regulations that require us to maintain the privacy and security of personal information that we collect from consumers. We have appointed a compliance officer to monitor our compliance with federal and state laws related to privacy, including the Gramm-Leach-Bliley Act’s and the Health Insurance Portability & Accountability Act’s privacy and security rules. The compliance officer also manages, implements, and oversees all internal privacy policies and security measures, including, the regular monitoring and testing of systems and equipment and quality assurance testing of sales calls.

Certain Bermuda Law Considerations

As a Bermuda company, we are also subject to regulation in Bermuda. Among other things, we must comply with the provisions of the Companies Act 1981 regulating the declaration and payment of dividends and the making of distributions from contributed surplus.

We are classified as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority. Pursuant to our non-resident status, we may engage in transactions in currencies other than Bermuda dollars. There are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to United States residents that are holders of our common shares.

Under Bermuda law, “exempted” companies are companies formed for the purpose of conducting business outside Bermuda. As an exempted company, we may not, without a license granted by the Minister of Economic Development, participate in certain business transactions, including transactions involving Bermuda landholding rights and the carrying on of business of any kind, for which we are not licensed in Bermuda. Until our shares are listed on an “Appointed Stock Exchange” (which includes the Nasdaq Global Market), issues and transfers of our voting shares require the approval of the Bermuda Monetary Authority pursuant to the Exchange Control Act 1972 (and related regulations).

Employees

Our employees are our most valuable asset. Our success depends on our ability to hire, train and retain sufficient numbers of agents and other employees in a timely fashion at our facilities to support our operations. Key enablers to meeting that challenge are our distinct culture and initiatives focused on employee recruitment, training, engagement and retention.

As of June 30, 2017, we had 15,009 employees worldwide. The following table sets forth our employees by functional area:

Function	Number of Employees	Percentwise
Production Agents	11,630	77.5%
Production Support	2,394	16.0%
Software Engineers	230	1.5%
Technology, Telephony and Network Infrastructure	160	1.1%
Data Scientists and Engineers	95	0.6%
Sales and Marketing	69	0.5%
Corporate (management, administration, finance, legal, human resources)	431	2.9%

Total:	15,009	100.0%

None of our employees belong to a labor union and we have never suffered a material interruption of business as a result of a labor dispute. We consider our relations with our employees worldwide to be good.

Culture

We believe that we have established a strong workplace culture which is key to our ability to attract and retain our talented workforce around the globe. Our culture is built on four core values: respect, integrity, transparency and excellence. We strive to maintain a culture in which our leaders are coaches and mentors and our employees have voice and a sense of purpose and a voice and feel valued and respected. Furthermore, we believe we have established a distinctive corporate culture characterized by innovation, speed and organizational nimbleness. In tandem with our strong workplace culture, our corporate culture has been instrumental to our growth and our ability to deliver high-quality solutions to clients around the globe. We encourage a strong team orientation, which allows our talented workforce of over 15,000 employees to design and deliver innovative solutions to our clients around the globe to optimize their customer lifecycle experience.

Recruitment

To ensure we can attract qualified employees, we strive to offer a competitive benefits package, a strong workplace culture and working environment and most importantly, competitive compensation that either meets or exceeds marketplace standards. We deploy numerous tools that are effective in attracting employees. This includes working with local government workforce agencies in all geographies where we have a presence; doing this ensures we have a presence as a local employer in every market and ensures we are included in their career fairs and are recommended consistently. Additionally, we have a strong employee referral program, which encourages our current employees to recommend us to their family and friends. We have found this to be the greatest source of qualified individuals.

Training and Coaching

Our customer-facing agents typically go through eight hours of orientation and 32-80 hours of foundation skills. This includes customer specific training such as customer service training, technical or sales training. Once agents have completed product specific training, which can last up to 240 hours depending on the client and the application, they are put into an on-the-job experience (lasting from 40 to 80 hours), during which the agents take live calls and receive hands-on training, coaching and feedback. They also experience quality assurance (QA) monitoring and reinforcement. Once agents have been trained and are on the production floor, they receive consistent coaching and guidance. The coach plays the role of facilitator to fully empower the agents. Our coaching module equips the team managers with the necessary knowledge, skills and attitude required to be successful mentors. Team managers are then able to engage effectively with mentees to address any non-performance issues and ensure our employees feel valued and recognized.

Employee Work Environment

Our employee work environment is anchored by our distinct culture. In addition, we provide attractive, functional physical spaces. Our workspaces are bright and modern with several common areas for rest and recreation. Our centers reflect our culture’s values with open areas for coaching and celebrating success. Our workstations are ergonomically designed to provide maximum comfort to our employees. We consider our onsite dining options, nurse’s stations, day-care and transportation services to be industry-leading. Furthermore, our technology is designed to enable the most efficient and productive work environment for our employees. Our intranet provides access to pertinent and valuable information regarding schedules, job opportunities and important company announcements. Our technological enhancements allow employees to view information regarding their individual and team results. Finally, our online systems allow the agents to manage their careers with us.

Retention

Our distinct culture, employee engagement, recruiting and training are all designed to ensure we retain our employees. As important as it is to work hard every day, we consider it as important to ensure we have time for rewarding exceptional performance, fun events, volunteering in the community and celebrating accomplishments together. In order to engender our employees’ sense that they are an integral part and valued member of our company, we strive to recognize the important times in our employees’ work life, including birthdays, birth of child and promotions.

Facilities and Delivery

As of June 30, 2017, we operate 25 delivery centers. Our delivery centers are in the following countries:

Location	Number of Centers	Number of Workstations
United States	12	3,742
Jamaica	1	1,060
Nicaragua	1	417
Pakistan	5	2,173
Philippines	4	4,052
Senegal	1	210
United Kingdom	1	70

Total:	25	11,724

Our executive management offices are located in Washington, DC, which consist of approximately 3,800 square feet of leased office space. This facility currently serves as the headquarters for senior management and the financial, information technology and administrative departments. Our sales organization is distributed in virtual offices in the following geographies around the world: throughout the US, and in Canada, Pakistan, UK and the Philippines.

We also lease four data center locations in the United States.

We believe our existing facilities are suitable and adequate to meet current requirements, and that suitable additional or substitute space will be available as needed to accommodate any physical expansion or any space required due to expiring leases not renewed.

We operate from time to time in temporary facilities to accommodate growth before new centers are available. For further details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Results of Operations—Key Factors Affecting Our Performance—Factors Affecting our Operating Profit Margins—Capacity Utilization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Results of Operations—Key Operational Metrics—Capacity Utilization.”

We lease all of our facilities and do not own any real property. We intend to procure additional space in the future as we continue to add employees and expand geographically.

Technology Infrastructure

We believe we have a flexible, scalable, resilient, and reliable technology infrastructure that helps us deliver our CLX suite to our clients with industry-standard security measures. We utilize industry leading hardware and software components to provide for and enable the rapid growth of our business. We employ virtualization to maximize utilization where appropriate. Maintaining the integrity and security of our technology infrastructure is critical to our business, and as such we leverage industry-standard security and monitoring tools to ensure performance across our network.

Our CLX suite and CLX Product Cloud technologies operate on our software and hardware infrastructure, which provides substantial computing resources at low cost. We currently use a combination of off-the-shelf and custom software that has been developed in-house and runs on clusters of commodity computers and servers. Although most of our infrastructure is not directly visible to our clients or consumers, we believe it is important for providing a high-quality user experience. Our considerable investment in developing this infrastructure has produced several key benefits. It simplifies the storage and processing of large amounts of data, eases the deployment and operation of large-scale global solutions, and automates much of the administration of large-scale clusters of servers. Our infrastructure enables significant improvements in our algorithms that are computationally intensive. We believe the infrastructure also shortens our product development cycle and allows us to pursue innovation more cost effectively.

We constantly evaluate new hardware alternatives and software techniques to further reduce our computational costs. This allows us to improve our existing products and services and to more easily develop, deploy and operate new software products and applications.

Our technology infrastructure supporting our CLX solutions is designed according to our clients’ needs. Our technology systems can integrate with our clients’ existing infrastructure where required. This approach enables us to deliver the optimal infrastructure mix irrespective of whether our delivery platforms are onshore, offshore or nearshore. Our systems have been integrated in over 20 diverse delivery center platforms, CRM tools, bid management technologies, verification systems, and delivery center operations using Afiniti, Aspect, Asterisk, Avaya, AWS, Cisco, eBureau, Genesys, Jornaya, Kenshoo, IEX / NICE, Interactive Intelligence, Neustar, Noble, Oracle, Salesforce, Stratasoft, Verint and other telephony, customer relationship management and ancillary systems. We have extensive experience in providing the customized integrations that clients require to deploy our solution within their delivery center operations.

Our deployment team is trained to achieve timely implementation so as to minimize our clients’ time-to-market. Our infrastructure supporting 60 million customer interactions annually consists of 25 delivery centers and 11,724 workstations distributed globally.

We work with the main telephony carriers at the local and international levels. We have a solid and flexible telecommunications infrastructure, which provides business continuity through redundant architectures and interconnection schemes in most of our facilities. We work with leading telephony and MPLS circuity providers including AT&T, Century Link, PLDT and Globe. For the year ended June 30, 2017 we had less than 0.06% unscheduled systems downtime.

Our four data centers hosting our software products, applications and technology infrastructure supporting our facilities are built on reliable and secure and fully redundant architecture, with an unrelenting focus on the protection of client and consumer data. Our self-managed and third-party managed hosting facilities provide both physical security measures, including year-round manned security, biometric access controls and video surveillance systems, and systems security measures, including firewalls, environmental controls, and redundant power and Internet connectivity. Our four data centers are distributed nationally in the United States in Dallas and San Antonio, Texas, and Hampton and Ashburn, Virginia, and operate continuously with an uptime of 99.9%. We intend to expand our operations in these and other self-managed colocation data centers over time, although in certain markets we may elect to not pursue this self-managed colocation strategy depending on individual market dynamics. Certain of our clients, as well as backup and certain attachment data will continue to be hosted at third-party managed hosting facilities in the United States and Europe for the foreseeable future.

We have implemented strong quality standards into our operations with an emphasis on operational excellence, product management and statistical analysis to improve our performance and provide better results for our clients. A number of our facilities are compliant with multiple standards and frameworks for service availability and information security management including COPC, ISO 27001and PCI. A majority of our data centers are certified across various standards including: ISO 27001, PCI DSS, SOC 1 Type II, and SOC 2 Type II, and our Medicare insurance agency division facilities are HIPAA compliant. Our robust physical and logical controls meet the compliance and security requirements across our client base.

We use leading products for network and security monitoring including SolarWinds, Palo Alto Advance Threat Management Systems, Cisco Security Devices, Logrythm SIEM, SNORT IDS, Tripwire, and NESSUS devices.

Our physical network is maintained by a high-quality infrastructure and networking organization, which consists of 160 people around the world who are dedicated to seamless, uninterrupted service delivery to our clients. This includes 16 dedicated security and compliance professionals responsible for cyber security, fraud, and compliance:

Teams	# of Employees
Network and Server Engineers	29
Telephony	18
Field Support	46
Security and Compliance	25
Global IT	42
Total	160

Legal Proceedings

We are subject to various claims and legal actions in the ordinary course of business. We are currently of the opinion that these claims and legal actions will not have a material adverse impact on our consolidated position and / or the results of our operations.

Mary Andrews et al. v. TRG Customer Solutions, Inc. d/b/a IBEX Global Solutions

In November 2014, a group of current and former employees filed a collective action under the US Fair Labor Standards Act (“FLSA”) and Tennessee law in the US District Court of Tennessee against TRG Customer Solutions, Inc. d/b/a IBEX Global Solutions, alleging that such plaintiffs were forced to work “off the clock” without being paid for that time. In December 2014, a similar FLSA collection action case was filed against IBEX Global Solutions in the US District Court for the District of Columbia. In February 2015, the two cases were consolidated in Tennessee and the plaintiffs agreed to submit all claims to binding arbitration before the American Arbitration Association. Presently, there are approximately 3,500 individuals who have opted into the FLSA class action claims, and there are pending wage and hour class action claims under various state laws involving approximately 25,000 potential class action claimants. State class certification motions are currently due to be filed in November 2017. Discovery and internal investigations into this matter are ongoing. The plaintiffs have not identified the amount of damages sought at this time, and we cannot reasonably determine such damages at this time. We intend to vigorously defend this action and have made a reserve against this matter of $1,000,000 reflecting the cost of defense.

Myers et. al. v. TRG Customer Solutions, Inc. d/b/a IBEX Global Solutions

In June 2017, the plaintiffs’ lawyers in the Andrews matter filed a tag-along nationwide collective action in Tennessee federal court, asserting FLSA and state law wage and hour class action claims. In August 2017, the court found that all such class action claims are precluded by class action waivers signed by the named plaintiffs as a condition of their employment with IBEX and directed the parties to meet and confer to arbitrate plaintiffs’ individual claims before the American Arbitration Association. In November 2017, the Court granted IBEX’s motion to compel arbitration of those plaintiffs who have signed class action waivers, but allowed the plaintiff to amend their complaint with any plaintiffs they allege to have not signed the class action waiver. We intend to vigorously defend this action and have not made any reserve given that the probability for liability or settlement, as well as the amount of any damages, are not estimable at this time.

Cronk v. TRG Customer Solutions, Inc. d/b/a IBEX Global Solutions

In June 2017, a group of current and former employees filed a lawsuit against IBEX Global Solutions in Tennessee federal court alleging wage and hour claims under the FLSA and various state laws. On August 21, 2017, we filed a motion to dismiss the class allegations and to compel arbitration of the individual claims. In November 2017, the Court granted IBEX’s motion to compel arbitration, but allowed the plaintiff to amend their complaint with any suitable plaintiffs to the extent they exist. We intend to vigorously defend this action and have not made any reserve given that the probability for liability or settlement, as well as the amount of any damages, are not estimable at this time.

In connection with a corporate reorganization of the Medicare insurance agency division, we provided an indemnity to Mr. Anthony Solazzo, the chief executive offcer of the Medicare insurance agency division and one of our shareholders, in connection with certain reorganization steps involving Mr. Solazzo’s shareholding. Our indemnification obligation is capped at $2 million. No claim under the indemnity has been made, and we believe that any material indemnity exposure for us is unlikely.

MANAGEMENT

The following table sets forth the name, age as of June 30, 2017 and position of each of our executive officers and directors. Unless otherwise stated, the business address for all of our executive officers and members of our board of directors is c/o IBEX Holdings Limited, 1700 Pennsylvania Avenue NW, Suite 560, Washington, DC 20006, USA.

Name	Age	Position
Executive Officers
Mohammed Khaishgi	50	Chief Executive Officer
Karl Gabel	54	Chief Financial Officer
Robert Dechant	55	Chief Executive Officer, IBEX Interactive
Anthony Solazzo	57	Chief Executive Officer, IBEX Insurance
Jeffrey Cox	48	President, IBEX Digital
Bruce Dawson	53	Chief Sales and Client Services Officer

Non-Employee Directors

Our Executive Officers

Mohammed Khaishgi has served as our chief executive officer since September 2017. Mr. Khaishgi also serves as a founding partner and chief operating officer of TRGI, a position he held since TRGI’s inception in 2002 responsible for overseeing TRGI’s day-to-day operations, including management and oversight of its portfolio of direct holdings. Prior to joining TRGI, Mr. Khaishgi was a senior director at Align Technology, where he managed Align’s offshore delivery center and back office services operations. Mr. Khaishgi was previously a senior investment officer at the World Bank’s International Finance Corporation (the “IFC”) where he was responsible for the IFC’s portfolio of investments in the Asian telecommunications and technology sectors. Mr. Khaishgi received his undergraduate degree in electrical engineering from the University of Engineering and Technology in Lahore, Pakistan, an additional B.A. degree in philosophy, politics and economics from the University of Oxford where he was a Rhodes Scholar, and a M.B.A. degree from Harvard Business School.

Karl Gabel has served as our chief financial officer since November 2017. From 2004 until 2017, Mr. Gabel served in multiple finance leadership functions, including as the chief financial officer, of IBEX Global Solutions, one of the Continuing Business Entities. Mr. Gabel holds a B.S. degree in accounting from Pennsylvania State University and a M.B.A. degree from St. Joseph’s University.

Robert Dechant has served as the chief executive officer of IBEX Interactive since September 2017. From 2015 until 2017, Mr. Dechant served as chief executive officer of IBEX Global Solutions. From 2012 until 2015, Mr. Dechant served as the chief sales, marketing and client services officer at Qualfon, Inc., a global provider of call center, back office, and business process outsourcing services, and the chief marketing and operations officer at Stream Global Services, a large multinational business process outsourcing provider which merged with Convergys in 2014. Mr. Dechant holds a B.S. degree from Fairfield University.

Anthony Solazzo has served as the chief executive officer of IBEX Insurance since September 2017. Mr. Solazzo is an insurance industry veteran with thirty years of experience in building and scaling companies within the industry. From 2006 to 2010, Mr. Solazzo was the chief executive officer of TRG Insurance Solutions, a provider of outsourced sales services to the insurance industry. TRG Insurance Solutions was started by Mr. Solazzo as bpo3 in 2004. TRG Insurance Solutions acquired a majority stake in 2006, and successfully exited this investment in 2010 through a sale to Tranzact. Thereafter, Mr. Solazzo was part of the Tranzact management team until he partnered again with TRGI to start e-TeleQuote in 2011. Prior to bpo3, Mr. Solazzo was Vice President of Business Development at First Source, a large offshore business process outsourcing firm focused on insurance sales. Previously, Mr. Solazzo managed around 2,500 sales agents at Jackson National Life, a top-25 life and annuity insurance company in the United States. Mr. Solazzo has a B.A. degree from Eckerd College.

Jeffrey Cox has served as president of IBEX Digital since 2008, when he founded Digital Globe Services Limited. Mr. Cox has over twenty years of wireless and cable sales and operations experience and has held executive position in sales channel development and execution, on and off-line marketing programs and call center sales and operations for some of the world’s most recognized brands. Mr. Cox holds a B.A. degree from San Diego State University.

Bruce Dawson has served as our chief sales and client services officer since 2017. From 2016 until 2017, he held the same role for IBEX Global Solutions, one of the Continuing Business Entities. From 2014 until 2016, Mr. Dawson served as U.S. nearshore regional director for Atento S.A. Prior to joining Atento S.A., Mr. Dawson served at SITEL Corporation from October 2012 to March 2014 and Stream Global Services from October 2008 to August 2012. Mr. Dawson has held management positions at various companies in the BPO industry bringing as well experience from the software and telecommunications sector. He holds a B.A. degree in psychology from Denison University.

Our Directors

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and executive officers.

Board Composition and Election of Directors

Board Composition

Our board of directors currently consists of           members. Our bye-laws that will become effective upon the closing of this offering provide that our board of directors shall consist of up to ten directors, unless otherwise determined by us in general meeting. Our directors generally hold office for such terms as our shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

Our directors currently serve on the board of directors pursuant to the voting provisions of our bye-laws, under which certain directors may be nominated by          .

For additional information regarding our board of directors, see “Description of Share Capital—Election and Removal of Directors.”

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that   ,    ,    ,    and   , representing    of our     directors, are “independent directors” as defined under the listing standards of the     . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving them described in “Related Party Transactions.”

Following the completion of this offering, we will be a “controlled company” under the rules of Nasdaq because more than 50% of the voting power of our shares will be held by TRGI. See “Principal and Selling Shareholder.” We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under the Nasdaq listing rules. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Exchange Act and the rules of Nasdaq, which require that our audit committee have a majority of independent directors upon consummation of this offering, and exclusively independent directors within one year following the effective date of the registration statement relating to this offering.

Board Committees

Upon the completion of this offering, we will have an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees.

Audit Committee

Upon the completion of this offering, our audit committee will consist of        ,        ,        and        .        will be the chair of the audit committee. Each member satisfies the independence requirements of the        listing standards, and     qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors. The audit committee will oversee our accounting and financial reporting processes and the audits of our audited consolidated financial statements. The audit committee will be responsible for, among other things:

•	making recommendations to our board regarding the appointment by the shareholders at the general meeting of shareholders of our independent auditors;
•	overseeing the work of the independent auditors, including resolving disagreements between management and the independent auditors relating to financial reporting;
•	pre-approving all audit and non-audit services permitted to be performed by the independent auditors;
•	reviewing the independence and quality control procedures of the independent auditors;
•	discussing material off-balance sheet transactions, arrangements and obligations with management and the independent auditors;
•	reviewing and approving all proposed related-party transactions;
•	discussing the annual audited consolidated and statutory financial statements with management;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	meeting separately with the independent auditors to discuss critical accounting policies, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management; and
•	attending to such other matters as are specifically delegated to our audit committee by our board from time to time.

Compensation Committee

Upon the completion of this offering, our compensation committee will consist of        ,        , and        .        will be the chair of the compensation committee. Each member satisfies the independence requirements of the Nasdaq listing standards. The compensation committee will assist the board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our chief executive officer, chief financial officer and such other members of our management as it deems appropriate;

•	overseeing the evaluation of our management;
•	reviewing periodically and making recommendations to our board with respect to any incentive compensation and equity plans, programs or similar arrangements; and
•	attending to such other matters as are specifically delegated to our compensation committee by our board from time to time.

Nominating and Corporate Governance Committee

Upon the completion of this offering, our nominating and corporate governance committee will consist of       ,       , and       .        will be the chair of the nominating and corporate governance committee. Each member satisfies the independence requirements of the listing standards. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	recommending to the board of directors persons to be nominated for election or re-election to the board at any meeting of the shareholders;
•	overseeing the board of directors’ annual review of its own performance and the performance of its committees; and
•	considering, preparing and recommending to the board a set of corporate governance guidelines.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition,rules provide that foreign private issuers may follow home country practice in lieu of corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq listing standards.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

As a foreign private issuer, we are also exempt from certain corporate governance standards applicable to U.S. issuers. For example, Section of requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to follow Bermuda practice in lieu of the above requirements, under which there is no requirement that a majority of our directors be independent.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our website at www.ibex.co upon the closing of this offering. We expect that any amendments to such code, or any waivers of its requirements, will be disclosed on our website.

Risk Oversight

Our board of directors is currently responsible for overseeing our risk management process. The board of directors focuses on our general risk management strategy and the most significant risks facing us, and ensures that appropriate risk mitigation strategies are implemented by management. The board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Following the completion of this offering, our board of directors will delegate to the audit committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Compensation of Executive Officers and Directors

Directors

For the year ended June 30, 2017, we did not pay cash compensation to our non-employee directors. We intend to enter into director services agreements with each of    , pursuant to which we agreed to pay each of these directors cash compensation of $    annually and agreed to recommend to our board of directors that each director be granted an option to purchase     common shares with an exercise price equal to the fair market value of the common shares at the date of grant. None of our directors have entered into service agreements with us that provide for benefits upon termination of their directorship.

Executive Officers

For the year ended June 30, 2017, the aggregate cash compensation, including benefits in kind, accrued or paid to our executive officers was approximately $    . For the year ended June 30, 2017, Mohammed Khaishgi, our chief executive officer, did not receive any compensation from us. For the year ended June 30, 2017, Karl Gabel, Robert Dechant, Anthony Solazzo, Jeffrey Cox and Bruce Dawson were each paid in accordance with their employment agreements with our subsidiaries.

The equity ownership of our executive officers and directors is described below under the heading “Principal and Selling Shareholder.”

Predecessor Plans

IBEX 2013 Stock Plan

IBEX Global Solutions, Ltd. adopted a plan on June 4, 2013 prior to the AIM listing of IBEX Global Solutions plc (the “Pre-AIM Plan”) and a plan on June 28, 2013 after the completion of the AIM listing (the “Post-AIM Plan” and together with the Pre-AIM Plan, the IBEX 2013 Stock Plans), which provided for grants of stock options and restricted stock awards to certain of its executive officers and employees. As of June 30, 2017, there were 1,760,892 of stock options outstanding under the Pre-AIM Plan. As of June 30, 2017, there were 3,200,427 of stock options outstanding under the Post-AIM Plan.

Phantom Stock Plans

In June 2013, each of IBEX Philippines Inc., IBEX Global Solutions (Private) Limited, The Resource Group Senegal S.A., Virtual World (Private) Limited adopted phantom stock plans (collectively, the “Phantom Stock Plans”), which provided for grants of “phantom stock options” to certain of their executive officers and employees. Each phantom stock option provided the participant with a contractual right to receive upon vesting an amount equal to the difference between the fair market value of a share at the time of exercise and the exercise price of the option per share. As of June 30, 2017, there were 875,625 phantom stock options outstanding under the Phantom Stock Plans, none of which were exercisable.

Etelequote 2013 Stock Plan

In March 2014, The Resources Group International Ltd. adopted the 2013 Etelequote Stock Plan, which provided for grants of stock options and restricted stock awards to certain of its and Etelequote Limited’s executive officers and employees. As of June 30, 2017, there were 39,700,000 stock options outstanding under the 2013 Etelequote Stock Plan, 33,633,600 of which were exercisable.

Digital Globe Services Limited 2013 Stock Plan

In February 2013, Digital Globe Services Limited adopted the 2013 Stock Plan (the “DGSL 2013 Stock Plan”), which provided for grants of stock options and restricted stock awards to certain of its employees. As of June 30, 2017, there were no stock options outstanding under the DGSL 2013 Stock Plan. Following an exchange, which occurred on June 15, 2017, the 2013 Stock Plan was terminated and holders of stock options under the 2013 Stock Plan received stock options under DGS Limited 2017 plan.

Digital Globe Services Limited 2015 Stock Plan

In April 2015, Digital Globe Services Limited adopted the 2015 Stock Plan (the “DGSL 2015 Stock Plan”), which provided for grants of stock options and restricted stock awards to certain of its employees. Following an exchange, which occurred in December 2016, all options granted under the DGSL 2015 Stock Plan were transferred to the DGSL 2013 Stock Plan. As of June 30, 2017, there were no stock options outstanding under the DGSL 2015 Stock Plan.

DGS 2017 Stock Plan

In June 2017, DGS Limited adopted the 2017 Stock Plan (the “DGSL 2017 Stock Plan”), which provided for grants of stock options and restricted stock awards to certain of its employees. As of June 30, 2017, there were 1,131,730 stock options outstanding under the DGSL 2017 Stock Plan, 737,308 of which were exercisable.

2017 Stock Plan

On June 20, 2017, our board of directors and shareholders approved and adopted the 2017 Stock Plan (the “2017 Plan”). The following description of the 2017 Plan is qualified in its entirety by the full text of the 2017 Plan, which has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

Purpose

We believe that the 2017 Plan will enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and directors, and to promote the success of our business.

Types of Awards

The 2017 Plan provides for grants of stock options and restricted stock awards.

Eligibility

Selected employees, consultants or directors of our company or our affiliates will be eligible to receive nonstatutory stock options and restricted stock awards under the 2017 Plan, but only employees of our company will be eligible to receive incentive stock options.

Administration

The 2017 Plan is administered by our board of directors, a committee (or subcommittee) appointed by our board of directors, or any combination, as determined by our board of directors. Subject to the provisions of the 2017 Plan and, in the case of a committee (or subcommittee), the specific duties delegated by our board of directors to such committee (or subcommittee), the administrator has the authority to, among other things, determine the per share fair market value of our common shares, select the individuals to whom awards may be granted; determine the number of shares covered by each award, approve the form(s) of agreement(s) and other related documents used under the 2017 Plan, determine the terms and conditions of awards, amend outstanding awards, establish the terms of and implement an option exchange program, and construe and interpret the terms of the 2017 Plan and any agreements related to awards granted under the 2017 Plan. Our board of directors may also delegate authority to one of more of our officers to make awards under the 2017 Plan.

Available Shares

The number of common shares that we may issue with respect to awards granted under the 2017 Plan will not exceed an aggregate of 2,007,498. This limit may be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions. If an award expires or becomes unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an option exchange program, the common shares subject to such award will be available for further awards under the 2017 Plan. Common shares used to pay the exercise or purchase price of an award or tax obligations will be treated as not issued and will continue to be available under the 2017 Plan. Common shares issued under the 2017 Plan and later forfeited to us due to the failure to vest or repurchased by us at the original purchase price paid to us for such common shares will again be available for future grant under the 2017 Plan.

Award Agreements

Awards granted under the 2017 Plan will be evidenced by award agreements, which need not be identical and which will be modified to the extent necessary to comply with applicable law in the relevant jurisdiction of the respective participant, that provide additional terms of the award, as determined by the administrator.

Stock Options

The 2017 Plan allows the administrator to grant incentive stock options, as that term is defined in section 422 of the Internal Revenue Code, or non-statutory stock options. Only our employees may receive incentive stock option awards. The term of each option may not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent shareholder. No incentive stock option or non-qualified stock option may have an exercise price less than the fair market value of a common share at the time of grant or, in the case of an incentive stock option granted to a ten percent shareholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the administrator at grant and the exercisability of such options may be accelerated by the administrator.

Restricted Stock

The 2017 Plan allows the administrator to grant restricted stock awards. Once the restricted stock is purchased or received, the participant will have the rights equivalent to those of a holder of our common shares, and will be a record holder when his or her purchase and the issuance of the common shares is entered upon the records of our duly authorized transfer agent. Unless otherwise determined by the administrator, we will have a right to repurchase any grants of restricted stock upon a recipient’s voluntary or involuntary termination of employment for any reason at a price equal to the original purchase price of such restricted stock.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a shareholder with respect to common shares covered by any award until the participant becomes the record holder of such common shares.

Amendment and Termination

Our board of directors may, at any time, amend or terminate the 2017 Plan but no amendment or termination may be made that would materially and adversely affect the rights of any participant under any outstanding award, without his or her consent.

Transferability

Subject to certain limited exceptions, awards granted under the 2017 Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

Effective Date; Term

The 2017 Plan became effective on June 20, 2017 and will expire on June 20, 2027 unless terminated earlier by the board of directors.

PRINCIPAL AND SELLING SHAREHOLDER

The following table sets forth information with respect to the beneficial ownership of our common shares as of June 30, 2017 by:

•	each of our directors;
•	each of our executive officers;
•	all of our directors and executive officers as a group; and
•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common shares, and who are referred to as our major shareholders.

The column entitled “Shares Beneficially Owned Before this Offering” is based on a total of 7,750,141 common shares outstanding as of June 30, 2017. The column entitled “Shares Beneficially Owned After this Offering if the underwriters’ option is not exercised” gives effect to the issuance of      common shares that we are selling in this offering if the underwriters do not exercise their option to purchase additional shares. The column entitled “Shares Beneficially Owned After this Offering if the underwriters’ option is exercised in full” gives effect to the issuance of      common shares that we are selling in this offering and the issuance of      common shares if the underwriters exercise their option to purchase additional shares in full.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common shares. Common shares subject to options that are exercisable within 60 days of June 30, 2017 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of our common shares beneficially owned by them, subject to community property laws, where applicable.

Upon the consummation of this offering and the adoption of our amended and restated bye-laws that will become effective upon the closing of this offering, our major shareholders will not have voting rights that are different from our shareholders in general. We have set forth below information regarding any significant change in the percentage ownership of our common shares by any of our major shareholders during the past three years.

Except as otherwise set forth below, the address of the beneficial owner is c/o IBEX Holdings Limited, 1700 Pennsylvania Avenue NW, Suite 560, Washington, DC 20006, USA.

	Shares Beneficially Owned Before this Offering		Shares Beneficially Owned After this Offering if the underwriters’ option is not exercised		Shares Beneficially Owned After this Offering if the underwriters’ option is exercised in full
Name	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage
Principal Shareholder:
The Resource Group International Limited(1)	11,606,000	92.8%
Executive Officers and Directors:
Mohammed Khaishgi	—	—
Karl Gabel	—	—
Robert Dechant	—	—
Anthony Solazzo	533,818	4.3%
Jeffrey Cox	360,184	2.9%
Bruce Dawson	—	—
All executive officers and directors as a group (six persons)(2)	894,002	7.2%
(1)	The Resource Group International, Ltd., or TRGI, is controlled by TRG Pakistan Limited, or TRGP, a publicly traded Pakistan corporation listed on the Pakistan Stock Exchange. As of November 21, 2017, TRGP beneficially owns 59% of TRGI’s outstanding voting securities (46% if all outstanding non-voting common shares are converted into voting common shares). The address for TRGI is Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda. The address for TRGP is Centre Point Building, Level 18th, off Saheed-e-Millat Expressway, Karachi, Pakistan.
(2)	Certain of our executive officers and directors hold options issued by certain of our subsidiaries. We intend to exchange those options with options issued by IBEX Holdings Limited before the pricing of our initial public offering and will reflect such holdings in the table above.

Holdings by U.S. Shareholders

As of June 30, 2017, based on a total of 7,750,141 common shares outstanding as of June 30, 2017, and after giving effect to the automatic conversion of 4,749,861 preferred shares held by TRGI into an equivalent number of our common shares, the conversion of which will occur upon completion of this offering, approximately    % of our outstanding common shares were held by     record holders in the U.S.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Reorganization Transaction

Commencing in April 2017, TRGI undertook a series of transactions (collectively, the “Reorganization Transaction”). We consider the Reorganization Transaction to be a transaction between entities under common control as all of the combining entities or businesses were ultimately controlled by TRGI both before and after the Reorganization Transaction and such control was not transitory. The principal steps in the Reorganization Transaction are described below:

•	TRGI incorporated IBEX Holdings Limited, IBEX Global Limited, DGS Limited and Etelequote Limited as exempted companies with limited liability under the laws of Bermuda. TRGI then contributed to IBEX Holdings Limited 100% of its equity interests in the aforementioned newly incorporated companies (the “Continuing Business Entities”), as a result of which those three entities became wholly-owned subsidiaries of IBEX Holdings Limited.
•	TRGI contributed to IBEX Holdings Limited a portion of its equity interest in each of the predecessor intermediate holding companies for the Continuing Business Entities sufficient to confer control over those holding companies. IBEX Holdings Limited in turn contributed those equity interests downstream to the Continuing Business Entities. In addition, TRGI contributed to IBEX Holdings Limited controlling equity interests in iSky, Inc. and iSky Technologies Canada, Inc., which are each now directly held by IBEX Holdings Limited. In consideration of the contribution of these equity interests by TRGI, IBEX Holdings Limited issued 4,749,860 of its common shares to TRGI. Mr. Jeffrey Cox, the chief executive officer of Digital Globe Services Limited, contributed to DGS Limited his entire equity interest in Digital Globe Services Limited in exchange for a number of shares in DGS Limited that gave him an indirect beneficial ownership interest in Digital Globe Services Limited equivalent to that which he held before that exchange.
•	In order to eliminate an approximately 1.0% minority interest in Digital Globe Services Limited remaining after its December 2016 going-private transaction and delisting from the AIM segment of the London Stock Exchange, DGS Limited purchased all of the assets of Digital Globe Services Limited for a total purchase price of $21,402,598, of which $185,900 was paid in cash and $21,216,653 was paid in the form of a promissory note in that principal amount (“DGS Limited Note”). Upon the closing of that asset purchase, Digital Globe Services Limited distributed to the approximately 1.0% minority interest the cash amount of $185,900 (such amount, on a per share basis, representing the same amount of cash consideration as would have been paid to such minority shareholders if they had accepted the December 2016 going-private offer). In addition, Digital Globe Services Limited distributed to TRGI $4,735,339 principal amount of the DGS Limited Note and made a distribution to DGS Limited of the remaining $17,027,259 principal amount of the DGS Limited Note. DGS Limited then sold its equity interest in Digital Globe Services Limited to TRGI for a nominal amount.
•	IBEX Holdings Limited adopted a Certificate of Designation by which the 4,749,861 common shares issued to TRGI in the second step described above were converted into an equivalent number of preference shares, which are called the “Convertible Preference Shares.” The Convertible Preference Shares have a participating dividend preference of $2.00 per share, vote with common shares on all matters, and are automatically convertible into common shares in the event of an initial public offering on the New York Stock Exchange or the NASDAQ National Market. TRGI waived any rights to preemption it had in connection with the share issuances made in the Reorganization Transaction.
•	TRGI contributed to IBEX Holdings Limited its remaining equity interests in each of IBEX Global Solutions Limited, e-Telequote Plc, iSky, Inc. and iSky Technologies Canada, Inc. In addition, TRGI contributed to IBEX Holdings Limited all of its interest in the $4,735,339 principal amount of DGS Limited Note described above. In consideration of these contributions, IBEX Holdings Limited issued to TRGI 6,856,139 of its common shares.
•	Concurrently with the previous step, Mr. Jeffrey Cox contributed to IBEX Holdings Limited all of his equity interest in DGS Limited, in exchange for 360,184 newly issued common shares of IBEX Holdings Limited. In addition, Mr. Anthony Solazzo, the chief executive officer of e-Telequote Plc, contributed to IBEX Holdings

Limited all of his equity interest in e-Telequote Plc, constituting approximately 20% of its outstanding share capital, in exchange for 533,818 newly issued common shares of IBEX Holdings Limited. The number of common shares of IBEX Holdings Limited issued to Messrs. Cox and Solazzo was determined based on the relative values of each of Digital Globe Services Limited and e-Telequote Plc. The relative values of those entities was not dependent upon the price at which common shares are being sold in this offering but rather was determined on the basis of independent third-party valuations of Digital Globe Services Limited, e-Telequote Plc and IBEX Holdings Limited.

In connection with a corporate reorganization of the ETQ business, we provided an indemnity to Anthony Solazzo, the chief executive officer of our ETQ business and one of our shareholders, in connection with certain reorganization steps involving Mr Solazzo’s shareholding. The indemnification obligation is capped at £2.0 million. No claim under the indemnity has been made, and we believe that any material indemnity exposure for us is remote.

After giving effect to the above transactions (but before giving effect to the conversion of the 4,749,861 Convertible Preference Shares into common shares), TRGI holds 6,856,139, or approximately 88.5%, of our outstanding common shares and (after giving effect to the conversion of the 4,749,861 Convertible Preference Shares) will hold 11,606,000, or 92.8%, of our outstanding common shares.

DGS Limited entered into a “Profit Share Agreement” dated as of June 30, 2017 with Mr. Cox whereby, in exchange for his provision of services as chief executive officer of that entity, Mr. Cox will receive 13.9% of any cash dividends paid by DGS Limited to IBEX Holdings Limited. The Profit Share Agreement terminates upon the earliest to occur of the satisfaction of any dividend preference on the Convertible Preference Shares, the conversion of all Convertible Preference Shares issued by IBEX Holdings Limited into common shares, a sale of substantially all the assets of DGS Limited or its direct or indirect subsidiaries to an unaffiliated third party, a sale of all of the shares held by IBEX Holdings Limited in any of Continuing Business Entities to an unaffiliated third party, a sale of substantially all of the assets held by any of IBEX Global Limited or Etelequote Limited to an unaffiliated third party, and June 30, 2018. On November 1, 2017, the Profit Share Agreement was amended to increase the profit share rate from 13.9% to 16.2%.

Related-Party Transactions

TRGI Financing of Etelequote PLC and its Subsidiaries

June 2016 TRGI Loan Agreement

Pursuant to a loan agreement dated as of June 20, 2016 (which we call the June 2016 TRGI Loan Agreement), TRGI made a loan in the principal amount of $10.0 million to Etelequote PLC at an interest rate of 15% per annum, with a maturity date of February 20, 2017. The proceeds were used to prepay an equivalent principal amount of indebtedness owed by Etelequote PLC’s subsidiary eTeleQuote Insurance, Inc. under the 2016 ETQ Notes. On June 30, 2016, Etelequote PLC refinanced the $10.0 million loan under the June 2016 TRGI Loan Agreement by issuing to TRGI an equivalent principal amount of convertible loan notes under the Convertible Loan Facility at an interest rate of 15.0% per annum and maturity upon demand by TRGI. Pursuant to a July 20, 2016 amendment to the June 2016 TRGI Loan Agreement, TRGI made a $5.0 million loan to Etelequote PLC at an interest rate of 15% per annum, with a maturity date of February 20, 2017. On September 30, 2016, Etelequote PLC refinanced the $5.0 million loan made pursuant to the July 20, 2016 amendment to the June 2016 TRGI Loan Agreement by issuing to TRGI $5.2 million of convertible loan notes under the Convertible Loan Facility at an interest rate of 15.0% per annum and maturity upon demand by TRGI. As a result, as of June 30, 2017, no indebtedness remains outstanding under the June 2016 TRGI Loan Agreement and it has been terminated.

June 2017 TRGI Loan

On June 15, 2017, TRGI made a $1.0 million loan to Etelequote PLC at an interest rate of 15% per annum, with a maturity date of June 30, 2018.

Guarantees of Senior Secured Notes

TRGI has guaranteed several issuances of senior secured notes by our subsidiary e-TeleQuote Insurance, Inc. TRGI was the guarantor of $6.0 million principal amount of 2015 ETQ Notes at an interest rate of 18.0% per annum, with a maturity date of February 19, 2016 (which were repaid in 2016), and $10.0 million principal amount of 2016 ETQ Notes at an interest rate of 15% per annum, with a maturity date of February 19, 2017 (which were prepaid in 2016 as described above under “—June 2016 TRGI Loan Agreement”) and is the guarantor of $9.8 million principal amount of 2017 ETQ Notes at an interest rate of 12.0% per annum, with a maturity date of June 12, 2018. For additional information on the 2015 ETQ Notes, the 2016 ETQ Notes and the 2017 ETQ Notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financing Arrangements—Customer Acquisition—eTeleQuote Insurance, Inc. Senior Secured Notes (2015 Series),” “—eTeleQuote Insurance, Inc. Senior Secured Notes (2016 Series)” and “—eTeleQuote Insurance, Inc. Senior Secured Notes (2017 Series).”

Etelequote Limited Convertible Notes

Pursuant to the Convertible Loan Facility, our subsidiary Etelequote PLC incurred debt of $26.8 million (including accrued and unpaid interest) pursuant to several consecutive tranches of ETQ Convertible Notes issued to TRGI from November 1, 2013 through March 31, 2017 at an interest rate of 15.0% per annum and maturity upon demand by TRGI. On June 28, 2017, New ETQ Holdco assumed the obligations of Etelequote PLC under this indebtedness. As of June 30, 2017, the aggregate amount outstanding under the ETQ Convertible Notes (including accrued and unpaid interest), before giving effect to the cancellation of a portion of the indebtedness under the ETQ Convertible Notes and issuance of the ETQ Preferred Shares described in the next paragraph, was $26.8 million.

On June 30, 2017, TRGI and New ETQ Holdco entered into a Deed of Release whereby TRGI cancelled $20.0 million of the indebtedness owed by New ETQ Holdco to TRGI pursuant to the Convertible Loan Facility, leaving a total of $6.8 million of indebtedness owed by New ETQ Holdco to TRGI under the Convertible Loan Facility at that date. On the same date, in consideration of TRGI’s entering into the Deed of Release, New ETQ Holdco issued the ETQ Preferred Shares to a consortium of private investors. As of June 30, 2017, all of the ETQ Preferred Shares remained outstanding.

For additional information regarding the Convertible Loan Facility and the ETQ Preferred Shares, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financing Arrangements—Customer Acquisition— Etelequote Limited Convertible Notes” and “—Etelequote Limited Non-Convertible Senior Preferred Shares.”

Stockholder’s Agreement

We are party to a Stockholders’ Agreement with TRGI dated as of September 15, 2017. The agreement requires that we obtain TRGI’s prior written consent before we or our subsidiaries take or commit to take certain material actions, including, among others:

•	acquisition of the stock or assets of an unaffiliated entity in a single transaction or a series of related transactions with an enterprise value greater than $2.0 million;
•	consolidation, merger, amalgamation or other business combination with any entity other than us or a wholly-owned subsidiary of ours, or a “Change in Control” (as defined in our debt instruments);
•	disposition or transfer, in a single transaction or a series of related transactions, to another party of our or any of our subsidiaries’ assets with a value greater than $2.0 million in the aggregate or for consideration greater than $2.0 million, other than in the ordinary course of business;
•	entry into any corporate strategic relationship involving the payment, contribution or assignment by us or any of our subsidiaries of money or assets greater than $1.0 million;

•	creation of any new class of equity securities, issuance of additional shares of any class of equity securities, or any offering of securities (except for awards under stockholder-approved equity plans and issuances to our parent company or any of its subsidiaries);
•	incurrence, assumption or guarantee of indebtedness by us to any third party;
•	incurrence, assumption or guarantee of incremental indebtedness (as measured from indebtedness existing on September 15, 2017) by us, in a single transaction or a series of related transactions, in an amount greater than $5.0 million;
•	transfer of any 2017 ETQ Note by any holder thereof or any amendment to the 2017 ETQ Notes or the related note purchase agreement;
•	repurchase of our equity securities or adoption of any share repurchase plan;
•	capital expenditures in an aggregate amount greater than $10.0 million in any fiscal year;
•	listing of any securities on any securities exchange;
•	appointment and / or removal of independent auditors or any material change in our accounting policies and principles or internal control procedures;
•	bankruptcy, liquidation, dissolution, winding up or similar event or action;
•	any change of our principal lines of business, entry into new lines of business, or exit from the current lines of business;
•	amendment, modification or repeal of any provision of our or our subsidiaries’ organizational documents; and
•	commencement or settlement of any material litigation.

The Stockholder’s Agreement further provides that, to the fullest extent permitted by law and subject to section 97 of the Bermuda Companies Act and our Bye-laws:

•	TRGI and its partners, principals, directors, officers, members, managers, agents, employees and / or other representatives may directly or indirectly engage in the same or similar business activities or lines of business as us or any of our subsidiaries, including those lines of business deemed to be competing with us or any of our subsidiaries;
•	TRGI, its affiliates and their respective partners, principals, directors, officers, members, managers, agents, employees and / or other representatives may do business with any of our potential or actual customers or suppliers;
•	TRGI, its affiliates and their respective partners, principals, directors, officers, members, managers, agents, employees and / or other representatives may employ or otherwise engage any of our officers or employees; and
•	none of TRGI, its affiliates or their respective partners, principals, directors, officers, members, managers, agents, employees and / or other representatives shall have any duty to communicate or offer any business opportunity that may be presented to TRGI or those other persons to us or shall be liable to us or any of our stockholders for breach of any fiduciary or other duty by reason of the fact that TRGI or such persons pursues that business opportunity, directs that business opportunity to another person or fails to present that business opportunity, or information regarding that business opportunity to us unless, in the case of any such person who is a director or officer of ours, that business opportunity is expressly offered to that director or officer in writing solely in his or her capacity as our director or officer.

In addition, the Stockholder’s Agreement allows TRGI to disclose non-public information concerning us to existing and potential investors in TRGI or its affiliates, potential transferees of TRGI’s equity interest in our parent company, potential participants in future transactions involving TRGI or its affiliates and other parties that TRGI deems reasonably necessary in connection with the conduct of its TRGI’s investment and business activities, subject to any such recipient agreeing to keep that information confidential. The Stockholder’s Agreement remains in effect until TRGI ceases to own 10% or more of all shares issued by us (determined on an as-converted basis).

Registration Rights Agreement

On September 15, 2017, we have entered into a registration rights agreement whereby we grant certain registration rights to TRGI, including the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act our common shares held by them. In addition, we have committed to file as promptly as possible after receiving a request from TRGI a shelf registration statement registering secondary sales of our common shares held by TRGI. TRGI also has the ability to exercise certain piggyback registration rights in respect of common shares held by it in connection with registered offerings requested by other holders of registration rights or initiated by us.

Limitations of Liability and Indemnification Matters

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Bermuda law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

We entered into an indemnification agreement with Mr. Solazzo dated as of June 30, 2017 under which we have agreed to indemnify him for specified tax liabilities arising from the exchange of his equity interest in Etelequote PLC for 533,818 of our common shares. The indemnification obligation is capped at $2.0 million, exclusive of certain reasonable expenses that Mr. Solazzo may incur in connection with defending against any tax liability or any indemnifiable interest, fines, or penalties imposed on Mr. Solazzo.

Policies and Procedures With Respect to Related Party Transactions

Upon the closing of this offering, we intend to adopt policies and procedures whereby our Audit Committee will be responsible for reviewing and approving related party transactions. In addition, our Code of Ethics will require that all of our employees and directors inform the Company of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest, subject to the provisions of the Stockholder’s Agreement (as described above). Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

Licensing and Sublicensing Agreements

License of Clearview Software

iSky, Inc. and TRG Holdings LLC are party to a license agreement dated as of July 1, 2014 under which TRG Holdings has purchased 900 access licenses to iSky’s Clearview software for a fee of $1.8 million.

Sublicense of Microsoft Licenses

TRGI, TRG Customer Solutions, Inc. and IBEX Global Solutions Ltd. are parties to an Intellectual Property Sublicensing Agreement dated as of July 1, 2014, under which TRG Customer Solutions, Inc. has sublicensed to TRGI certain Microsoft licenses for a total payment of $5,492,798, which has been fully paid.

Software Services Agreement with Afiniti

Pursuant to a Standard Terms and Conditions agreement and Commercial Schedule, each dated November 14, 2017, between our subsidiary TRG Customer Solutions, Inc. dba IBEX Global Solutions and SATMAP Incorporated dba Afiniti, Inc., Afiniti Inc. may provide certain intelligent call routing services to IBEX Global Solutions in exchange for a fee equal to $1,800 per supported call center seat per year for up to 2,000 call center seats. Under these agreements, IBEX Global Solutions has a prepayment credit with Afiniti Inc. equal to $1.1 million as of November 14, 2017.

Contribution of Intellectual Property

On October 19, 2017, The Resource Group International Limited assigned to us all right and title in certain call center software as a contribution to our surplus capital.

Services Agreements

Pursuant to a Service Agreement dated January 1, 2012 between our subsidiary iSky, Inc. (“iSky”) and its affiliate BPO Solutions, Inc., BPO Solutions, Inc. has made available to iSky specified offshore support services, including accounting, IT, call center and general back office support services, which are billed on a cost-plus basis. During the years ended June 30, 2016 and June 30, 2017, the amounts invoiced by BPO Solutions to iSky under this agreement were $2.1 million and $1.9 million, respectively.

Pursuant to a Service Agreement dated April 1, 2013 between our subsidiary TRG Customer Solutions, Inc. and its affiliate TRG Holdings LLC, TRG Customer Solutions, Inc. provides specified IT support services to TRG Holdings LLC, which are billed on a cost-plus basis. During the year ended June 30, 2017, the amount invoiced by TRG Customer Solutions to TRG Holdings under this agreement was $71,363.

Pursuant to a Service Agreement dated April 1, 2013 between our subsidiary TRG Customer Solutions, Inc. and its affiliate TRG Holdings LLC, TRG Customer Solutions (Canada), Inc. agreed to employ certain TRG Holdings LLC personnel, for which TRG Customer Solutions (Canada), Inc. bills TRG Holdings on a cost-plus basis. During the year ended June 30, 2017, the amount invoiced by TRG Customer Solutions (Canada), Inc. to TRG Holdings under this agreement was $85,264.

Pursuant to a Services Agreement dated May 1, 2014 between our subsidiary TRG Customer Solutions, Inc. and its affiliate SATMAP Incorporated dba Afiniti, Inc., TRG Customer Solutions, Inc. agreed to provide information technology services to Afiniti, Inc. which are billed at a cost-plus basis. During the year ended June 30, 2017, the amount invoiced by TRG Customer Solutions, Inc. to Afiniti, Inc. under this agreement was $0.1 million.

Pursuant to a Services Agreement dated January 1, 2016 between our subsidiary TRG Customer Solutions, Inc. and TRG Marketing Services, Inc., TRG Customer Solutions, Inc. agreed to provide call center services to support TRG Marketing Services, Inc., which were billed at a fee equal to twice the actual payroll costs. The agreement is no longer active and there is a legacy balance of less than $20,000 as of June 30, 2017 owing from TRG Marketing Services, Inc. to TRG Customer Solutions, Inc.

Pursuant to a Services Agreement dated January 1, 2015 between our subsidiary Virtual World (Private) Limited and TRG (Private) Limited, TRG (Private) Limited agreed to make available to certain overflow call center space and back office personnel to Virtual World (Private) Limited. The overflow call center space was billed at a fee equal to $100 per call center seat per month plus direct costs, and the back office personnel were billed at actual payroll cost. The agreement is no longer active and there is a legacy balance of $0.3 million as of June 30, 2017 owing from Virtual World (Private) Limited to TRG (Private) Limited.

Sublease of Office Space

Pursuant to an agreement dated October 1, 2017, TRG Customer Solutions, Inc. and iSky, Inc. have agreed to sublease office space in Washington, D.C. leased by TRG Holdings, LLC. The lease amount payable under this sublease is $24,172 per month.

Pursuant to an agreement dated June 1, 2017, between our subsidiary, IBEX Global Solutions (Private) Limited and TRG (Private) Limited, TRG (Private) Limited agreed to lease certain office space in Pakistan to IBEX Global Solutions (Private) Limited. The lease amount payable under this agreement is approximately $1,400 per month.

Participation in Health and Welfare Plans

Our subsidiary TRG Customer Solutions, Inc. and its affiliate TRG Holdings LLC are parties to a Third Party Services Agreement dated April 1, 2013 whereby employees of TRG Holdings LLC and its affiliates are permitted to participate in the health, dental, and life insurance plans offered by TRG Customer Solutions, Inc. to its employees. TRG Holdings LLC is obligated to indemnify TRG Customer Solutions, Inc. for any claims arising out of the participation in such plans by employees of TRG Holdings and its affiliates.

Pursuant to a Third Party Services Agreement dated May 1, 2014 between TRG Customer Solutions, Inc., SATMAP Incorporated, and TRG Holdings LLC, TRG Customer Solutions, Inc. directly permits SATMAP Incorporated to participate in the health, dental, and life insurance plans offered by TRG Customer Solutions, Inc. to its employees. SATMAP Incorporated is obligated to indemnify TRG Customer Solutions, Inc. for any claims arising out of the participation in such plans by employees of SATMAP Incorporated.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our amended memorandum of association and our amended and restated bye-laws that will become effective as of the closing of this offering. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our amended memorandum of association and amended and restated bye-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. We refer in this section to our amended memorandum of association and amended and restated bye-laws that we intend to adopt in connection with this offering as our memorandum of association and bye-laws, respectively. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws.

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 52347. We were incorporated on February 28, 2017 under the name Forward March Limited and changed our name to IBEX Holdings Limited on September 15, 2017. Our registered office is located at Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda.

The objects of our business are unrestricted, and the company has the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.

Prior to the closing of this offering, our shareholders will approve certain amendments to our bye-laws which will become effective upon closing of this offering. The following description assumes that such amendments have become effective.

Since our incorporation, there have been no material changes to our share capital, mergers, amalgamations or consolidations of us or any of our subsidiaries, no material changes in the mode of conducting our business, no material changes in the types of products produced or services rendered. Since our incorporation, we have redesignated certain of our authorized common share capital as preference shares.

There has been no bankruptcy, receivership or similar proceedings with respect to us or our subsidiaries.

There has been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company which have occurred during the last or current financial years.

We intend to apply to list our common shares on Nasdaq under the symbol “IBEX.”

Initial settlement of our common shares will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities registered through DTC’s book-entry transfer system. Each person beneficially owning common shares registered through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the common shares.

Share Capital

Upon completion of this offering, and after giving effect to the automatic conversion of our preference shares into an aggregate of 4,749,861 common shares upon the closing of this offering, there will be              common shares, par value $0.0001 per share, issued and outstanding, excluding     common shares issuable upon exercise of options granted as of                         . All of our issued and outstanding common shares prior to completion of this offering are and will be fully paid.

Pursuant to our bye-laws, subject to the requirements of any stock exchange on which our shares are listed and to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Common Shares

As of June 30, 2017, we had outstanding 7,750,141 common shares, excluding the automatic conversion of 4,749,861 preferred shares held by TRGI into an equivalent number of our common shares, the conversion of which will occur upon completion of this offering, which were held of record by three shareholders.

Holders of common shares have no pre-emptive, redemption or conversion rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors may, by resolution, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any further shareholder approval. Such rights, preferences, powers and limitations, as may be established, could have the effect of discouraging an attempt to obtain control of the company. By unanimous written resolution of the board of directors and by resolution of TRGI in its capacity as sole shareholder, effective June 20, 2017, the company created 4,749,861 preference shares by redesignating the same number of its authorized common shares, such preference shares having the rights and subject to the restrictions set out in a certificate of designation. The certificate of designation was amended on October 6, 2017.

Options

IBEX 2013 Stock Plan

As of June 30, 2017, there were 1,760,892 of stock options outstanding under the Pre-AIM Plan. As of June 30, 2017, there were 3,200,427 of stock options outstanding under the Post-AIM Plan.

Phantom Stock Plans

As of June 30, 2017, there were 875,625 phantom stock options outstanding under the Phantom Stock Plans, none of which were exercisable.

DGS 2017 Stock Plan

As of June 30, 2017, there were 1,131,730 stock options outstanding under the DGSL 2017 Stock Plan, 737,308 of which were exercisable.

Warrants

On November 13, 2017, we issued to Amazon.com NV Investment Holdings LLC, a subsidiary of Amazon.com, Inc. (“Amazon”), a 10-year warrant to acquire 1,611,944 common shares of our company, representing 10% of our equity on a fully diluted and as-converted basis as of the date of issuance of the warrant. The warrant is exercisable, either for cash or on a net issuance basis, at a price per share equal to the initial public offering per share in this offering.

The common shares subject to the warrant vest on an incremental basis upon the satisfaction of specified milestones that are tied to payments made by Amazon in connection with the purchase of services from us during a seven and a half year period ending on June 30, 2024, and the warrant will become fully vested when a cumulative total of $600 million is paid by Amazon to us during this period. The vesting is partially accelerated in the event of a reorganization transaction (as defined in the warrant).

The exercise price and the number of common shares issuable upon exercise of the warrant are subject to customary anti-dilution adjustments.

Amazon is entitled to customary shelf and piggy-back registration rights with respect to the common shares issued upon exercise of the warrant. Amazon may not transfer the warrant except to a wholly-owned subsidiary of Amazon.

Dividend Rights

Under Bermuda law, a company may not declare or pay dividends or make a distribution out of contributed surplus if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. Any cash dividends payable to holders of our common shares listed on the     will be paid to    , our paying agent in the U.S. for disbursement to those holders.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied in accordance with our bye-laws either: (i) with the consent in writing of the holders of 50% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least one person holding or representing 25% of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other class or series of preference shares, to vary the rights attached to any other class or series of preference shares.

Transfer of Shares

Our board of directors may, in its absolute discretion and without assigning any reason, refuse to register the transfer of a share that it is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as our board of directors may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Where our shares are listed or admitted to trading on any appointed stock exchange, such as Nasdaq , they will be transferred in accordance with the rules and regulations of such exchange.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year, or the annual general meeting. However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called. We have chosen not to waive the convening of an annual general meeting.

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our board of directors may convene an annual general meeting and the chairman or a majority of our directors then in office may convene a special general meeting. Under our bye-laws, at least five days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting.

Subject to the rules of Nasdaq, our bye-laws provide that the quorum required for a general meeting of shareholders is one or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 25% of all issued and outstanding common shares.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented in the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981, as amended, or the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our bye-laws provide that our board of directors shall consist of ten directors or such greater number as we may determine.

Our bye-laws provide that any shareholder holding 50% or more of the nominal value of our voting shares will have the right to appoint five directors to our board of directors. If there is no such 50% holder, then any shareholder holding 25% or more of the nominal value of our voting shares (first in time as compared to any other 25% shareholder) will have the right to appoint five directors to our board of directors.

Any director not appointed by a 25% or more shareholder as described above may be removed by the shareholders provided notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and a summary of the facts justifying the removal and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Bermuda law requires that the Company shall file with the Bermuda Registrar of Companies a list of its directors and must notify the Registrar of any changes in such directors within 30 days of the date of the change.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law permits individual and corporate directors and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age. Decisions taken by the board are decided by a simple majority of votes.

The compensation of our directors is determined by the board of directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other reasonable out-of-pocket expenses properly incurred by them in connection with our business or their duties as directors.

Our bye-laws provide that a director who discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless disqualified from voting by the chairman of the relevant meeting of the board of directors.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

Our bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that we shall advance funds to our officers and directors for expenses incurred in their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is proved. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such purpose.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. The Companies Act and our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Any amendment to our bye-laws require the approval of the board and a member resolution passed by 75% of those members attending and entitled to vote.

Amalgamations, Mergers and Business Combinations

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders.

Under Bermuda law and pursuant to our bye-laws, approval of 50% of the shareholders voting by written resolution or at a shareholder meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be one or more persons holding or representing more than 25% of the issued shares of the company.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. Waivers of compliance with any provision of the Securities Act or Exchange Act are void under the terms of such acts. Accordingly, the operation of this bye-law provision as a waiver of the right to sue for violations of the U.S. federal securities laws would likely be unenforceable in U.S. courts.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Registrar or Transfer Agent

A register of holders of the common shares will be maintained by Compass Administration Services Ltd. In Bermuda, and a branch register will be maintained in the U.S. by                 , which will serve as branch registrar and transfer agent.

Untraced Shareholders

Our bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares that remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

We have been designated by the BMA as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

The BMA has pursuant to its statement of June 1, 2005 given its general permission under the Bermuda Exchange Control Act 1972 (and its related regulations) for the issue and transfer of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our common shares are listed on the Nasdaq Global Market, or any other appointed stock exchange. This general permission would cease to apply if our common shares were to cease to be so listed and in such event specific permission would be required from the BMA for all issues and transfers of our common shares subject to certain exceptions set out in the BMA statement of June 1, 2005.

Accordingly, in giving such consent or permissions, neither the BMA nor the Registrar of Companies in Bermuda shall be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the BMA.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust.

BERMUDA COMPANY CONSIDERATIONS

Our corporate affairs are governed by our memorandum of association and bye-laws and by the corporate law of Bermuda. The provisions of the Companies Act 1981, as amended, or the Companies Act, which applies to us, differ in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their stockholders. The following is a summary of significant differences between the Companies Act (including modifications adopted pursuant to our amended and restated bye-laws that will become effective as of the closing of this offering, as described under “Description of Share Capital” above) and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their stockholders.

Bermuda			Delaware
Shareholder meetings
•
May be called by President or the Chairman, any two directors, any director and the company secretary or the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.
			•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

•	May be held in or outside Bermuda.		•	May be held in or outside of Delaware.

•	Notice:		•	Notice:

	•	Shareholders must be given at least five days’ advance notice of a general meeting, but the unintentional failure to give notice to any person does not invalidate the proceedings at a meeting.		• Written notice shall be given not less than 10 nor more than 60 days before the meeting.

	•	Notice of general meetings must specify the place, the day and hour of the meeting and in the case of special general meetings, the general nature of the business to be considered.		•
Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Shareholder’s voting rights
•
Shareholders may act by written resolution to elect directors. Shareholders may not act by written resolution to remove a director or auditor, except that a director appointed by a 25% or more shareholder may be removed by that shareholder by notice in writing to the company.
			•	With limited exceptions, stockholders may act by written consent to elect directors.

•
Generally, except as otherwise provided in the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast. Any person authorized to vote may authorize another person or persons to act for him or her by proxy.
			•	Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

Bermuda		Delaware
•
The voting rights of shareholders are regulated by the company’s bye-laws and, in certain circumstances, by the Companies Act. Our bye- laws specify that one or more shareholders present in person or by proxy representing in excess of 25% of the total shares in the company entitled to vote at such general meeting shall form a quorum.
•
For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

•	Our bye-laws provide that when a quorum is once present in general meeting it is not broken by the subsequent withdrawal of any shareholders.	•	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.

•	The bye-laws may provide for cumulative voting, although our bye-laws do not.	•	The certificate of incorporation may provide for cumulative voting.

•
The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. The approval of 50% of the shareholders signing a written resolution or voting at a shareholder meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be one or more persons holding or representing more than 25% of the issued shares of the company.
•
Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by stockholders of each constituent corporation at an annual or special meeting.

•
Every company may when authorized by a resolution of the board of directors sell, lease or exchange all or substantially all of its property and assets as its board of directors deems in the best interests of the company.
•
Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

•
Any company which is the wholly-owned subsidiary of a holding company, or one or more companies which are wholly-owned subsidiaries of the same holding company, may amalgamate or merge without the vote or consent of shareholders provided that the approval of the board of directors is obtained and that a director or officer of each such company signs a statutory solvency declaration in respect of the relevant company.
•
Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting.

•	Any mortgage, charge or pledge of a company’s property and assets may be authorized without the consent of shareholders subject to any restrictions under the bye-laws.	•
Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides.

Bermuda		Delaware
Directors
•	The board of directors must consist of at least one director.	•	The board of directors must consist of at least one member.

•	The number of directors fixed by our bye-laws is ten and any changes to such number must be approved by the shareholders.	•
Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

•	Removal:	•	Removal:

•
Under our bye-laws, any or all directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at a special meeting convened and held in accordance with the bye-laws for the purpose of such removal.
			•	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

	• A 25% or more shareholder who is entitled to appoint directors to the board pursuant to our bye-laws is also entitled to remove any directors so appointed by notice in writing to the company.		•	In the case of a classified board, stockholders may effect removal of any or all directors only for cause.

Duties of directors
•
The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our bye-laws provide that our business is to be managed and conducted by our board of directors. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

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Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally.

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

	•	a duty to avoid conflicts of interest; and

	•	a duty to exercise powers for the purpose for which such powers were intended.

Bermuda		Delaware
•	The Companies Act imposes a duty on directors and officers of a Bermuda company:	•
In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

	•	to act honestly and in good faith with a view to the best interests of the company; and

	•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

•
The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders, creditors or any class thereof. Our shareholders may not have a direct cause of action against our directors, particularly due to the waiver given by shareholders in the bye-laws of any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

Takeovers
•	An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:	•
Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporate does not own all of the stock of the subsidiary, dissenting stockholders of the subsidiary are entitled to certain appraisal rights.

•
By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

•
By acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any
•
Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested stockholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

Bermuda		Delaware

of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any nontendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•
Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Dissenter’s rights of appraisal
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A dissenting shareholder (that did not vote in favor of the amalgamation or merger) of a Bermuda exempted company and who is not satisfied that he has been offered fair value for his shares may apply to the court to appraise the fair value of his or her shares in an amalgamation or merger.
		•	With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.

•
The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

Dissolution
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Under Bermuda law, a solvent company may be wound up by way of a members’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors shall each make a statutory declaration, which states that the directors have made a full enquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding up and must file the statutory declaration with the Registrar of Companies in Bermuda. The general
•
Under Delaware law, a corporation may voluntarily dissolve (i) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (ii) if all stockholders entitled to vote thereon consent in writing to such dissolution.

Bermuda	Delaware

meeting will be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding up of the company is deemed to commence at the time of the passing of the resolution.

Shareholder’s derivative actions
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Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
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In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common shares, and although we expect that our common shares will be approved for listing on Nasdaq , we cannot assure investors that there will be an active public market for our common shares following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common shares. Future sales of substantial amounts of common shares in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, however, could adversely affect the market price of our common shares and also could adversely affect our future ability to raise capital through the sale of our common shares or other equity-related securities at times and prices we believe appropriate.

Based upon the 7,750,141 common shares that were outstanding on June 30, 2017, upon completion of this offering we will have outstanding              common shares after giving effect to the issuance of              common shares in this offering, the automatic conversion of 4,749,861 preferred shares held by TRGI into an equivalent number of our common shares, the conversion of which will occur upon completion of this offering, and no exercise of options outstanding as of June 30, 2017.

All of the common shares sold in this offering will be freely transferable by persons other than our “affiliates,” as that term is defined under Rule 144 under the Securities Act, without restriction or further registration under the Securities Act. The remaining                 outstanding common shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rules 144 and 701 promulgated under the Securities Act.

As a result of lock-up arrangements and market standoff provisions described below and the provisions of Rules 144 and 701, the restricted securities will be available for sale in the public market as follows:

•	shares will be eligible for immediate sale upon the completion of this offering; and
•	approximately shares will be eligible for sale upon expiration of lock-up arrangements and market standoff provisions described below, beginning 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

We may issue common shares from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of options and warrants, vesting of restricted share units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of common shares that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the common shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus, an “affiliate” who has beneficially owned our shares for a period of at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of our then outstanding shares, or approximately             shares immediately after this offering, or the average weekly trading volume of our shares on the             during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for the six months following satisfaction of the six-month holding period. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, each of our employees, consultants or advisors who purchases our common shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such common shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. As of     ,     common shares had been issued in reliance on Rule 701 upon the exercise of options. However, substantially all such shares are subject to lock-up arrangements as described below and in “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those arrangements.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Arrangements

For a description of the lock-up arrangements that we and our shareholders have entered into in connection with this offering, see “Underwriting.” In addition to the restrictions contained in the lock-up arrangements described above, we have entered into agreements with certain of our security holders, including our standard forms of option agreements under our equity incentive plans, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Subject to the lock-up arrangements described above, upon the closing of this offering, the holders of     common shares, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Share Capital—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of lock-up arrangements applicable to such shares.

Form S-8 Registration Statements

As of      , we had outstanding options to purchase     of our common shares, of which options to purchase     shares were exercisable. Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the common shares subject to outstanding options and other awards issuable pursuant to the 2017 Plan. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up arrangements described above and Rule 144 limitations applicable to affiliates.

MATERIAL U.S. AND BERMUDA INCOME TAX CONSEQUENCES

The following discussion is a description of the material Bermuda and U.S. federal income tax consequences of an investment in our common shares. This discussion is not exhaustive of all possible tax considerations. In particular, this discussion does not address the tax consequences under state, local, and other national (e.g., non-Bermuda and non-U.S.) tax laws. Accordingly, we urge you to consult your own tax advisor regarding your particular tax circumstances and the tax consequences under state, local, and other national tax laws. The following discussion is based upon laws and relevant interpretations thereof in effect and available as of the date hereof, all of which are subject to change, possibly with retroactive effect.

Bermuda Tax Consequences

The following is a discussion of the material Bermuda tax consequences of an investment in our common shares. The following discussion is not exhaustive of all possible tax considerations. We urge you to consult your own tax advisor regarding your particular tax circumstances.

Taxation of the Companies

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have received from the Minister of Finance of Bermuda under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. The assurance does not exempt us from paying import duty on goods imported into Bermuda. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. We and our subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government.

Taxation of Holders

Currently, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our common shares. The issue, transfer, or redemption of our common shares is not currently subject to stamp duty.

U.S. Federal Income Tax Consequences

The following discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our common shares. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing, final, temporary and proposed U.S. Treasury Regulations, administrative rulings and judicial decisions, in each case in effect and available on the date of this prospectus. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This section describes the material U.S. federal income tax consequences to U.S. holders, as defined below, of common shares. This discussion addresses only the U.S. federal income tax considerations for U.S. holders that acquire the common shares at their original issuance and hold the common shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of the acquisition, ownership or disposition of the common shares. This summary does not address tax considerations applicable to a holder of common shares that may be subject to special tax rules including, without limitation, the following:

•	certain financial institutions;
•	insurance companies;
•	dealers or traders in securities, currencies, or notional principal contracts;
•	tax-exempt entities;
•	regulated investment companies or real estate investment trusts;
•	persons that hold the common shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;
•	an entity classified as a partnership and persons that hold the common shares through partnerships or certain other pass-through entities;
•	certain holders (whether individuals, corporations or partnerships) that are treated as expatriates for some or all U.S. federal income tax purposes;
•	persons who acquired the common shares as compensation for the performance of services;
•	persons holding the common shares in connection with a trade or business conducted outside of the U.S.;
•	a U.S. holder who holds the common shares through a financial account at a foreign financial institution that does not meet the requirements for avoiding withholding with respect to certain payments under Sections 1471 through 1474 of the Code;
•	holders that own (or are deemed to own) 10% or more of our shares by vote or value; and
•	holders that have a “functional currency” other than the U.S. dollar.

Further, this discussion does not address alternative minimum, gift or estate tax consequences or the indirect effects on the holders of equity interests in entities that own our common shares. In addition, this discussion does not consider the U.S. tax consequences to holders of common shares that are not “U.S. holders”(as defined below).

For the purposes of this discussion, a “U.S. holder” is a beneficial owner of common shares that is (or is treated as), for U.S. federal income tax purposes:

•	an individual who is either a citizen or resident of the U.S.;
•	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state of the U.S. or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person within the meaning of the Code.

If a partnership holds common shares, the tax treatment of a partner and such partnership will generally depend upon the status of the partner and upon the activities of the partnership.

We will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our common shares, and we cannot assure you that that the IRS will agree with the conclusions set forth below.

Distributions

Subject to the discussion under “Passive foreign investment company considerations” below, the gross amount of any distribution actually or constructively received by a U.S. holder with respect to common shares will be taxable to the U.S. holder as a dividend to the extent of such U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of such pro rata share of our earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the common shares. Distributions in excess of the sum of such pro rata share of our earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. A corporate U.S. holder will not be eligible for any dividends-received deduction in respect of a dividend received with respect to our common shares.

Under the Code and subject to the discussion below regarding the “Medicare Tax,” qualified dividends received by non-corporate U.S. holders (i.e., individuals and certain trusts and estates) are currently subject to a maximum income tax rate of 20%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” to such non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days without protection from the risk of loss during the 121-day period beginning 60 days before the ex-dividend date). A non-U.S. corporation (other than a corporation that is classified as a passive foreign investment company, or PFIC, for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of the Treasury of the U.S. determines is satisfactory for purposes of this provision and which includes an exchange of information provision or (b) with respect to any dividend it pays on shares of stock which are readily tradable on an established securities market in the U.S. Our common shares will be listed on                                         , which has been determined to be an established securities market in the U.S. Based on the foregoing, we expect to be considered a qualified foreign corporation under the Code. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to shares that meet the minimum holding period and other requirements are expected to be treated as “qualified dividend income.” However, dividends paid by us will not qualify for the 20% maximum U.S. federal income tax rate if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a PFIC for U.S. federal income tax purposes, as discussed below.

Dividends received by a U.S. holder with respect to common shares generally will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. For this purpose, dividends distributed by us generally will constitute “passive category income”(but, in the case of some U.S. holders, may constitute “general category income”).

Sale or Other Disposition of Common Shares

A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of common shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those common shares. Subject to the discussion under “Passive foreign investment company considerations” below, this gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the U.S. Such capital gain or loss will be treated as long-term capital gain or loss if the U.S. holder has held the common shares for more than one year at the time of the sale or exchange. Long-term capital gains of non-corporate holders may be eligible for a preferential tax rate; the deductibility of capital losses is subject to limitations. For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of the common shares that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and settlement date. Any foreign currency gain or loss a U.S. holder realizes will generally be U.S. source ordinary income or loss.

Medicare Tax

An additional 3.8% tax, or Medicare Tax, is imposed on all or a portion of the “net investment income”(which includes taxable dividends and net capital gains, adjusted for deductions properly allocable to such dividends or net capital gains) received by (i) U.S. holders that are individuals with modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers, $125,000 in the case of married individuals filing separately) and (ii) certain trusts or estates.

Passive Foreign Investment Company Considerations

A corporation organized outside the U.S. generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look-through rules, either: (i) at least 75% of its gross income is passive income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, as determined by the value of such corporation, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We believe that we were not a PFIC for any previous taxable year. Based on our estimated gross income, the average value of our gross assets, and the nature of the active businesses conducted by our “25% or greater” owned subsidiaries, we do not believe that we will be classified as a PFIC in the current taxable year and do not expect to become one in the foreseeable future. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our common shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we were a PFIC for any taxable year during which a U.S. holder held common shares, under the “default PFIC regime” (i.e., in the absence of one of the elections described below) gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the common shares would be allocated ratably over the U.S. holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of common shares exceeds 125% of the average of the annual distributions on common shares received by a U.S. holder during the preceding three years or the holder’s holding period, whichever is shorter.

In the event we were treated as a PFIC, the tax consequences under the default PFIC regime described above could be avoided by either a “mark-to-market” or “qualified electing fund,” or QEF, election. A U.S. holder making a mark-to-market election (if the eligibility requirements for such an election were satisfied) generally would not be subject to the PFIC rules discussed above, except with respect to any portion of the holder’s holding period that preceded the effective date of the election. Instead, the electing holder would include in ordinary income, for each taxable year in which we were a PFIC, an amount equal to any excess of (a) the fair market value of the common shares as of the close of such taxable year over (b) the electing holder’s adjusted tax basis in such common shares. In addition, an electing holder would be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) the electing holder’s adjusted tax basis in the common shares over (ii) the fair market value of such common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of the election for prior taxable years over (ii) the amount allowed as a deduction because of the election for prior taxable years. The election would cause adjustments in the electing holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of the election. In addition, upon a sale or other taxable disposition of common shares, an electing holder would recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of the election for prior taxable years over (b) the amount allowed as a deduction because of the election for prior taxable years).

Alternatively, a U.S. holder making a valid and timely QEF election generally would not be subject to the default PFIC regime discussed above. Instead, for each PFIC year to which such an election applied, the electing holder would be subject to U.S. federal income tax on the electing holder’s pro rata share of our net capital gain and ordinary earnings for that year, regardless of whether such amounts were actually distributed to the electing holder. Although the company currently intends to make available the information necessary to permit a U.S. holder to make a valid QEF election, there can be no assurance that it will continue to do so in future years.

If we are considered a PFIC for the current taxable year or any future taxable year, a U.S. holder may be required to file annual information returns for such year, whether or not the U.S. holder disposed of any common shares or received any distributions in respect of common shares during such year.

Backup Withholding and Information Reporting

U.S. holders generally will be subject to information reporting requirements with respect to dividends on common shares and on the proceeds from the sale, exchange or disposition of common shares that are paid within the U.S. or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding (currently at a 28% rate) on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act, or FATCA, and Related Provisions

Under certain circumstances, the company or its paying agent may be required, pursuant to the FATCA provisions of the Code (or analogous provisions of non-U.S. law ) and regulations or pronouncements thereunder, any “intergovernmental agreement” entered into pursuant to those provisions or any U.S. or non-U.S. fiscal or regulatory legislation, rules, guidance, notes or practices adopted pursuant to any such agreement, to withhold U.S. tax at a rate of 30% on all or a portion of payments of dividends or other corporate distributions which are treated as “foreign pass-through payments” made on or after January 1, 2019, if such payments are not exempt from such withholding. The company believes, and this discussion assumes, that the company is not a “foreign financial institution” for purposes of FATCA. The rules regarding FATCA and “foreign pass-through payments,” including the treatment of proceeds from the disposition of common shares, are not completely clear, and further guidance may be issued by the IRS that would clarify how FATCA might apply to dividends or other amounts paid on or with respect to common shares.

Foreign Asset Reporting

In addition, certain individuals who are U.S. Holders may be required to file IRS Form 8938 to report the ownership of “specified foreign financial assets” if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions). For these purposes a specified foreign financial asset may include not only a financial account (as defined for these purposes) maintained by a non-U.S. financial institution, but also stock or securities issued by a non-U.S. corporation (such as our company). An asset with respect to which an IRS Form 8621 has been filed does not have to be reported on Form 8938. Certain U.S. entities may also be required.

ENFORCEMENT OF CIVIL LIABILITIES

We are an exempted company incorporated under the laws of Bermuda. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. Bermuda has a less developed body of securities laws as compared to the U.S. and provides protections for investors to a lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the U.S. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to effect service of process within the U.S. upon us, our directors or officers or our subsidiaries or to realize against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the U.S. or any state in the U.S.

ASW Law Limited, our counsel as to Bermuda law, has advised us that there is uncertainty as to whether the courts of Bermuda would (1) recognize or enforce against us or our directors or officers judgments of courts of the U.S. based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in Bermuda, based on these laws. Our registered address in Bermuda is Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda.

UNDERWRITING

Robert W. Baird & Co. Incorporated, Piper Jaffray & Co., William Blair & Company, L.L.C. and SunTrust Robinson Humphrey, Inc. are serving as joint book-running managers of this offering and as representatives of the underwriters. We, the selling shareholder and the underwriters named below have entered into an underwriting agreement with respect to the common shares being offered hereby. Subject to certain conditions set forth in the underwriting agreement, each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of common shares set forth in the following table.

Underwriters	Number of Shares
Robert W. Baird & Co. Incorporated
Piper Jaffray & Co.
William Blair & Company, L.L.C.
SunTrust Robinson Humphrey, Inc.
Total

The underwriters are committed to take and pay for all of the shares offered by us and the selling shareholder, if any are taken, other than the shares covered by the option described below. The obligations of the underwriters under the underwriting agreement may be terminated upon the occurrence of certain stated events, including that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

The selling shareholder has granted the underwriters an option to buy up to an additional          common shares to cover sales by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. If any additional common shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

At our request, the underwriters have reserved for sale at the initial public offering price up to approximately 5% of the common shares being sold in this offering to certain of our business associates, officers, directors, certain of their family members and others. We will offer these shares to the extent permitted under applicable regulations in the U.S. The sales will be made by the underwriters through a directed share program. The number of common shares available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. We have agreed to indemnify the underwriters in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discounts and commissions listed on the cover page of this prospectus, the underwriters will not be entitled to any commission with respect to common shares sold pursuant to the directed share program. To the extent such shares are purchased by any of our existing stockholders who have entered into lock-up agreements with the underwriters, then such shares will be subject to the restrictions contained in such agreements.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $    per share. The underwriting fee is equal to the public offering price per common share, less the amount paid by the

underwriters to us and the selling shareholder per common share. The underwriting fee is $    per share. The following tables set forth the per share and total underwriting discounts and commissions to be paid to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase          additional shares.

Paid by Us	Total Fees
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Paid by the Selling Shareholder	Total Fees
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing, listing and printing fees, legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $     million, which will be paid by us. We have agreed to reimburse the underwriters for certain expenses in connection with the qualification of the offering with the Financial Industry Regulatory Authority, Inc. (FINRA). Such reimbursement is deemed to be underwriting compensation by FINRA.

We, our executive officers, directors and holders of substantially all of our common shares on the date of this prospectus, including the selling shareholder, have agreed with the underwriters, subject to certain limited exceptions, not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares, for 180 days after the date of this prospectus without first obtaining the written consent of Robert W. Baird & Co. Incorporated and Piper Jaffray & Co. Specifically, we and such other persons have agreed, subject to certain limited exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any common shares, or any options or warrants to purchase any common shares, or any securities convertible into, exchangeable for or that represent the right to receive common shares, whether now owned or hereinafter acquired, owned directly by us or such other persons (including holding as a custodian) or with respect to which we or such other persons have beneficial ownership within the rules and regulations of the Securities and Exchange Commission. We and such other persons have agreed that these restrictions expressly preclude us and such other persons from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of our or such other persons’ common shares if such common shares would be disposed of by someone other than us or such other persons. Prohibited hedging or other transactions includes any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of our or such other persons’ common shares or with respect to any security that includes, relates to or derives any significant part of its value from such common shares.

The foregoing restrictions do not apply to:

•	the sale of shares pursuant to the underwriting agreement hereunder;
•	common shares issued upon the exercise of options granted under existing equity compensation or management incentive plans described in the prospectus;
•	other customary exceptions, including transfers of common shares or any securities convertible into, exchangeable for, exercisable for, or repayable with common shares (i) by will or intestacy, provided such transferee agrees to the applicable lock-up restrictions, (ii) as a bona fide gift or gifts, provided such transferee agrees to the applicable lock-up restrictions, (iii) to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of a security holder or the immediate family of such security holder, provided such transferee agrees to the applicable lock-up restrictions or (iv) pursuant to an order of a court or regulatory agency.

The 180-day restricted period described above will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event occurs; (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the foregoing paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event; or (3) Robert W. Baird & Co. Incorporated and Piper Jaffray & Co. each waives such extension in writing.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been determined by negotiations among us and the selling shareholder, and the representatives of the underwriters. In determining the initial public offering price, we and the selling shareholder and the representatives of the underwriters have considered a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;
•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	prevailing market conditions;
•	our historical performance;
•	estimates of our business potential and prospects for future earnings;
•	consideration of the above factors in relation to market valuation and stages of developments of other companies comparable to ours; and
•	other factors deemed relevant by the representatives of the underwriters, us and the selling shareholder.

Neither we nor the selling shareholder nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

We intend to apply to have our common shares listed on the Nasdaq Global Market under the symbol “IBEX.”

We and the selling shareholder have agreed to indemnify the several underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act.

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may effect certain transactions in common shares in the open market in order to prevent or retard a decline in the market price of our common shares while this offering is in progress. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. “Covered” shorts are short positions in an amount not greater than the underwriters’ option described herein, and “naked” shorts are short positions in excess of that amount. In determining the source of shares to close out a “covered” short, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option. A “covered” short may be covered by either exercising the underwriters’ option or purchasing shares in the open market. A “naked” short is more likely to be created if underwriters are concerned that there may be downward pressure on the price of our common shares in the open market prior to the completion of the offering, and may only be closed out by purchasing shares in the open market. Stabilizing transactions consist of various bids for or purchases of our common shares made by the underwriters in the open market prior to the completion of the offering.

In addition, the underwriters may, pursuant to Regulation M of the Securities Act, also impose a penalty bid, which is when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or slowing a decline in the market price of our common shares, and together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. If these activities are commenced by the underwriters, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Electronic Distribution

In connection with this offering, certain of the underwriters may distribute prospectuses by electronic means, such as email. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers, and allocate a limited number of shares for sale to its online brokerage customers. A prospectus in electronic format is being made available on the website maintained by one or more of the bookrunners of this offering and may be made available on websites maintained by the other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not a part of the prospectus or the registration statement, of which this prospectus forms a part.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, investment research, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may provide from time to time in the future, various financial advisory and investment banking services for us, for which they have received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, certain of the underwriters and their respective affiliates may from time to time effect transactions for their own account or the account of their customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities (including related derivative securities) and financial instruments (including bank loans), and may continue to do so in the future. The underwriters and their respective affiliates may also make investment recommendations and / or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and / or short positions in such securities and instruments.

EXPENSES RELATED TO THE OFFERING

We estimate that expenses of the offering, excluding underwriting discounts and commissions, incurred by us will be as follows:

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*
Total expenses	$	*

All amounts in the table are estimated except for the SEC registration fee and the FINRA filing fee.

*	To be filed by amendment.

LEGAL MATTERS

Certain legal matters with respect to U.S. law in connection with this offering will be passed upon for us by DLA Piper LLP (US). The validity of the common shares being offered by this prospectus and certain other legal matters with respect to Bermuda law in connection with this offering will be passed upon for us by ASW Law Limited. Certain legal matters with respect to U.S. law in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP.

EXPERTS

The consolidated financial statements as of June 30, 2017 and 2016 and July 1, 2015 and for each of the two years in the period ended June 30, 2017 included in this Prospectus and in the Registration Statement have been so included in reliance on the reports of BDO LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

BDO LLP, London, United Kingdom, is a member of the Institute of Chartered Accountants in England and Wales.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including relevant exhibits and schedules, with respect to the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits for further information with respect to us and our shares. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms.

After this offering, we will be subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.

You may read and copy reports and other information filed with the SEC, including the registration statement of which this prospectus forms a part and the exhibits thereto, at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website at www.sec.gov, from which you can electronically access reports and other information filed with the SEC, including the registration statement of which this prospectus forms a part and the exhibits thereto.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also maintain an Internet website at www.ibex.co. Information contained in or connected to our website is not a part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements as of and for the two years ended June 30, 2017

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
IBEX Holdings Limited
Hamilton, Bermuda

We have audited the accompanying consolidated statements of financial position of IBEX Holdings Limited, as of June 30, 2017, June 30, 2016 and July 1, 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended June 30, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBEX Holdings Limited at June 30, 2017, June 30, 2016 and July 1, 2015, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ BDO LLP

BDO LLP
London, United Kingdom

November 22, 2017

IBEX Holdings Limited
Consolidated Statements of Financial Position
As at

		As at June 30, 2017 Pro Forma note 2.2 (unaudited)	As at June 30, 2017	As at June 30, 2016	As at July 1, 2015
	Notes	(US$’000)
Assets
Non-current assets
Goodwill	4		11,832	11,886	13,258
Other intangible assets	5		5,967	9,128	11,345
Property and equipment	6		22,814	23,333	17,966
Investment in joint venture	7		294	288	—
Deferred tax asset	22		4,390	3,316	2,428
Renewal receivables	8		13,569	5.241	—
Other assets	9		4,781	4,498	4,534
Total non-current assets			63,647	57,690	49,531

Current assets
Trade and other receivables	10		58,449	63,938	46,996
Renewal receivables	8		5,309	2,051	—
Deferred expenses	11		2,907	4,658	3,348
Due from related parties	27		597	651	2,288
Cash and cash equivalents	12		21,321	9,451	5,803
Total current assets			88,583	80,749	58,435
Total assets			152,230	138,439	107,966

Equity and liabilities
Equity attributable to owners of the parent
Share capital	14	1	1	1	1
Preference shares	14	—	—	—	—
Senior preferred shares	14	—	20,000	—	—
Additional paid-in capital	14	96,218	96,218	64,210	64,210
Other reserves		22,553	22,553	22,336	21,361
Accumulated deficit		(110,034)	(110,034)	(70,443)	(68,527)
		8,738	28,738	16,104	17,045
Non-controlling interests	15	—	—	3,643	6,708
Total equity		8,738	28,738	19,747	23,753

Non-current liabilities
Deferred revenue	13		2,503	1,376	1,196
Borrowings	16		14,651	12,205	11,410
Deferred tax liability	22		5,339	4,622	3,143
Other non-current liabilities	18		1,114	1,095	1,304
Total non-current liabilities			23,607	19,298	17,053

Current liabilities
Trade and other payables	19		41,049	38,901	35,119
Borrowings	16		41,597	28,377	18,113
Related party loans	17		1,700	18,169	5,654
Deferred revenue	13		4,922	8,166	5,372
Due to related parties	27		10,617	5,781	2,902
Total current liabilities			99,885	99,394	67,160
Total liabilities			123,492	118,692	84,213
Total equity and liabilities			152,230	138,439	107,966

The accompanying notes are an integral part of these consolidated financial statements.

IBEX Holdings Limited
Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the years ended

	Notes	June 30, 2017	June 30, 2016
		(US$’000)
Revenue	29	334,034	323,016
Other operating income		508	635

Employee benefits expenses	30	227,553	217,810
Reseller commission and lead expenses		34,809	30,123
Depreciation and amortization		13,832	12,655
Other operating costs	31	60,673	54,501
(Loss) / profit from operations		(2,325)	8,562

Finance expenses	21	(6,393)	(5,130)
(Loss) / profit before taxation		(8,718)	3,432

Income tax expense	22	(295)	(1,861)
Net (loss) / profit for the year		(9,013)	1,571

Other comprehensive income / (loss)
Item that will not be subsequently reclassified to profit or loss
Actuarial gain on retirement benefits		68	132

Item that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment		54	(143)
		122	(11)
Total comprehensive (loss) / income		(8,891)	1,560

(Loss) / profit attributable to:
- Shareholders of the Holding Company		(7,764)	2,263
- Non-controlling interest		(1,249)	(692)
		(9,013)	1,571
Other comprehensive income / (loss) attributable to:
- Shareholders of the Holding Company		104	13
- Non-controlling interest		18	(24)
		122	(11)
Total comprehensive income / (loss) attributable to:
- Shareholders of the Holding Company		(7,660)	2,276
- Non-controlling interest		(1,231)	(716)
		(8,891)	1,560

		(US$)
(Loss) / earnings per share attributable to the ordinary equity holders of the parent
Basic (loss) / earnings per share	24	(0.62)	0.18

Diluted (loss) / earnings per share	24	(0.62)	0.18

The accompanying notes are an integral part of these consolidated financial statements.

IBEX Holdings Limited
Consolidated Statements of Changes in Equity
For the years ended

	Attributable to shareholders of the Holding Company										Non- controlling interests	Total equity
	Issued, subscribed and paid-in capital				Other Reserves				Accumulated Deficit	Sub-total
	Share capital	Preference shares	Senior preferred shares	Additional paid-in capital	Re- organization reserve	Share option plans	Foreign currency translation reserve	Actuarial gain on defined benefit scheme
	(US$’000)
Balance as at July 1, 2015	1	—	—	64,210	15,967	5,777	(441)	58	(68,527)	17,045	6,708	23,753

Comprehensive income for the year
Profit for the year ended June 30, 2016	—	—	—	—	—	—	—	—	2,263	2,263	(692)	1,571
Other comprehensive loss	—	—	—	—	—	—	(81)	94	—	13	(24)	(11)
Total comprehensive income for the year	—	—	—	—	—	—	(81)	94	2,263	2,276	(716)	1,560

Transactions with owners
Dividend distribution (note 24)	—	—	—	—	—	—	—	—	(4,276)	(4,276)	(2,287)	(6,563)
Share-based transactions	—	—	—	—	—	1,080	—	—	59	1,139	—	1,139
Purchase of treasury shares by a subsidiary	—	—	—	—	(118)	—	—	—	50	(68)	(50)	(118)
Fair value movement in warrant	—	—	—	—	—	—	—	—	(12)	(12)	(12)	(24)
	—	—	—	—	(118)	1,080	—	—	(4,179)	(3,217)	(2,349)	(5,566)
Balance as at June 30, 2016	1	—	—	64,210	15,849	6,857	(522)	152	(70,443)	16,104	3,643	19,747

Comprehensive income for the year
Loss for the year ended June 30, 2017	—	—	—	—	—	—	—	—	(7,764)	(7,764)	(1,249)	(9,013)
Other comprehensive income	—	—	—	—	—	—	46	58	—	104	18	122
Total comprehensive loss for the year	—	—	—	—	—	—	46	58	(7,764)	(7,660)	(1,231)	(8,891)

Transactions with owners
Dividend distribution (note 24)	—	—	—	—	—	—	—	—	(2,608)	(2,608)	—	(2,608)
Share-based transactions	—	—	—	—	—	275	—	—	25	300	—	300
Contribution by shareholder	—	—	—	190	—	—	—	—	—	190	—	190
Issuance of senior preferred shares (note 14.4)	—	—	20,000	—	—	—	—	—	—	20,000	—	20,000
Purchase of non-controlling interest	—	—	—	31,818	—	—	(234)	72	(29,244)	2,412	(2,412)	—
	—	—	20,000	32,008	—	275	(234)	72	(31,827)	20,294	(2,412)	17,882
Balance as at June 30, 2017	1	—	20,000	96,218	15,849	7,132	(710)	282	(110,034)	28,738	—	28,738

The accompanying notes are an integral part of these consolidated financial statements.

IBEX Holdings Limited
Consolidated Statements of Cash Flows
For the years ended

	Note	June 30, 2017	June 30, 2016
		(US$’000)
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss) / profit before taxation		(8,718)	3,432
Adjustments for:
Depreciation and amortization		13,832	12,655
Impairment losses on goodwill	4	54	1,426
Foreign currency translation loss / (gain)		476	(53)
Fair value movement in warrant		—	(24)
Share-based payments		323	945
Provision for bad debt expense		1,533	4,733
Share of (profit) / loss from investment in joint venture	7	(6)	152
Provision for defined benefit scheme	18.1	242	263
Finance costs	21	6,393	5,130
Gain on sale of property and equipment		—	(1)

Decrease / (increase) in trade and other receivables		4,010	(20,038)
Increase in renewal receivables		(11,586)	(7,292)
Decrease / (increase) in prepayments and other assets		1,775	(1,116)
Increase in trade and other payables and other liabilities		2,336	7,485
Cash generated from operations		10,664	7,697
Interest paid		(2,663)	(3,646)
Income taxes paid		(1,355)	(1,009)
Net cash inflow from operating activities		6,646	3,042

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(9,039)	(9,515)
Purchase of other intangible assets		(892)	(1,366)
Sale of property and equipment		177	178
Investment made during the year		—	(880)
Net cash used in investing activities		(9,754)	(11,583)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit		4,801	13,270
Proceeds from borrowings		25,130	16,450
Repayment of borrowings		(11,668)	(19,736)
Proceeds from related party loans		1,224	12,603
Payments on finance lease obligations		(3,726)	(3,977)
Government grant received		—	200
Contribution by shareholder		190	—
Proceeds from issuance of shares		25	59
Purchase of treasury shares		—	(118)
Dividend distribution		(1,000)	(6,563)
Net cash inflow from financing activities		14,976	12,188
Effects of exchange rate difference on cash and cash equivalents		2	1
Net increase in cash and cash equivalents		11,870	3,648
Cash and cash equivalents at beginning of the year		9,451	5,803
Cash and cash equivalents at end of the year	12	21,321	9,451

Non-cash items
Issuance of 1,538,462 non convertible senior preferred shares by one subsidiary of group	14.4.1	20,000	—
Cancellation of related party convertible loan notes	17	20,000	—
New finance leases		253	3,101

The accompanying notes are an integral part of these consolidated financial statements.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

1.	THE GROUP AND ITS OPERATIONS
1.1	IBEX Holdings Limited, hereinafter also referred to as “the Holding Company”, was incorporated on February 28, 2017. The registered office of the Holding Company is situated at Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda, which is also principal place of business of the Holding Company. “The Group” refers to the Holding Company and its subsidiaries. The Holding Company is controlled by and majority owned by The Resource Group International Limited (“TRGI”), whereas TRG Pakistan Limited holds major shares in TRGI.

The Group is a leading end-to-end provider of technology-enabled customer lifecycle experience (“CLX”) solutions. Through the Group’s integrated CLX platform, a comprehensive portfolio of solutions is offered to optimize customer acquisition, engagement, expansion and experience for clients. The Group leverages sophisticated technology and proprietary analytics, in combination with its global contact and delivery center footprint and business process outsourcing expertise, to protect and enhance clients’ brands. The Group manages approximately 60 million interactions each year with consumers on behalf of clients through an omni-channel approach, using voice, web, chat and email.

Commencing in April 2017, TRGI undertook a series of transactions (“the Reorganization Transaction”) that, upon its completion on June 30, 2017, resulted in the Holding Company owning the majority of the share capital of three newly formed intermediate Bermuda holding companies, IBEX Global Limited, DGS Limited and Etelequote Limited, which in turn directly hold investments in IBEX (IBEX Global Limited and its subsidiaries), DGS (DGS Limited and its subsidiaries) and ETQ (Etelequote Limited and its subsidiaries) businesses, respectively, as listed below. The portfolio company assets corresponding to the iSky business (“iSky, Inc.”) are held directly by the Holding Company. All these portfolio company assets corresponding to the IBEX, DGS, ETQ and iSky businesses were indirectly controlled by TRGI prior to and following the Reorganization Transaction.

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in note 16 to the financial statements. In addition, notes 26 and 28 to the financial statements include the Group’s objectives, policies and processes for managing its capital; financial risk management objectives; details of financial instruments; exposures to credit risk, market risks and liquidity risks.

In the year ended June 30, 2017 the Group has experienced a net loss of $9.0 million and as at June 30, 2017, has an accumulated deficit of $110.0 million. Current liabilities exceed current assets by $11.3 million as at June 30, 2017. The Group has cash and cash equivalents of $21.3 million as at June 30, 2017.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern for at least a period of twelve months from the date of issuance of financial statements. This basis of accounting contemplates the recovery of the Group’s assets and the satisfaction of liabilities in the normal course of business. The Group is currently exploring additional financing options to enable it to develop its existing business and generate additional revenues.

The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its current monetary facilities and plans. Further, regardless of whether alternative sources of financing are secured, the controlling shareholder has committed to providing financial support for the foreseeable future, should such support be required.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

Management therefore have a reasonable expectation that the Group has adequate resources to continue its operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparation of these financial statements.

1.2	The Group is comprised of the Holding Company and the following subsidiaries with the location (country of incorporation and principal place of business), nature of business and ownership percentage:
		Nature of Business	Ownership %
Description	Location		2017	2016
Subsidiaries
IBEX Global Limited	Bermuda	Holding company	100%	—
DGS Limited	Bermuda	Holding company	100%	—
Etelequote Limited	Bermuda	Holding company	100%	—
iSky, Inc.	USA	Market research	100%	—

Please refer to note 32 for the indirect subsidiaries of the Holding Company.

2.	BASIS OF PREPARATION
2.1	Statement of compliance

These consolidated and combined financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

These are the first IFRS financial statements issued by the Group. The Company’s deemed transition date to IFRS is July 1, 2015. The principles and requirements for first time adoption of IFRS are set out in IFRS 1. IFRS 1 allows certain exemptions in the application of particular standards to prior periods in order to assist companies with the transition process.

In preparing its first IFRS financial statements, the Company has not provided any reconciliations to IFRS as required by IFRS 1, as the Company has not previously presented any financial statements under any generally accepted accounting standards as no historic financial statements were ever issued by the Company prior to the group reorganisation. For the two entities within the enlarged group who had previously issued IFRS financial statements, the IFRS balances have been combined on the basis previously measured in the assets and liabilities as recorded in those historic IFRS financial statements, with no new elections or exemptions taken under IFRS. Such IFRS financial statements were also presented using the carrying values in the consolidated financial statements of TRGI, which is the highest entity within the common control group for which consolidated financial statements were prepared, including business combination accounting at TRGI level. See Note 2.3 for further discussion of our transition to IFRS.

The principal accounting policies applied in the preparation of the consolidated and combined financial statements are set out below. These policies have been consistently applied to all of the years presented, and in the preparation of the opening IFRS statement of financial position as of July 1, 2015 (the Company’s date of transition to IFRS).

These consolidated financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Group’s consolidated financial statements, taken as a whole, are concerned. All amounts are presented in thousands of dollars, unless otherwise indicated, rounded to the nearest $1,000.

2.2	Basis of accounting and presentation

Through the Reorganization Transaction, the Holding Company acquired from TRGI 100% ownership of IBEX Global Limited, Etelequote Limited, DGS Limited, iSky Inc. and various subsidiaries (listed above - referred as “the Continuing Business Entities”) and issued its shares to TRGI in exchange. Prior to the Reorganization Transaction TRGI controlled each of the Continuing Business Entities by virtue of its controlling interests in the predecessors to IBEX Global Limited, Etelequote Limited and DGS Limited and in iSky Inc., all of which now have become part of the Group, which is controlled by TRGI.

As common control transactions are outside the scope of IFRS 3 ‘Business Combinations’ the management has, as required by IAS 8 ‘Accounting Policies, Change in Accounting Estimates and Errors’, used its judgement in applying an accounting policy which reflects the economic substance of the transaction to account for the Continuing Business Entities.

The management considers the pooling of interest method of accounting to be appropriate to account for the combination of various subsidiaries controlled by TRGI with the Holding Company. As a result, the Holding Company and its subsidiaries are presented as if they have legally been a group of companies for all periods presented. The following accounting principles are applied:

–	to ensure the continuation of the predecessor’s basis in these financial statements, the assets and liabilities of the Holding Company and its subsidiaries represent the combined values of those assets and liabilities based on the carrying values attributed to the Continuing Business Entities as carried in the books of TRGI. The difference between the consideration transferred and the carrying value of the net assets of the Continuing Business Entities has been taken to equity as a reorganization reserve.
–	the consolidated statements of profit or loss and other comprehensive income includes the results of each of the Continuing Business Entities and the Holding Company from the earliest date presented.

These financial statements therefore represent a continuation of the financial statements of the Continuing Business Entities on a combined basis with the Holding Company as the reporting entity, presented on a basis that is consistent with the predecessor consolidated financial statements of TRGI.

Proforma financial information

The unaudited pro forma consolidated equity included in the statement of financial position as of June 30, 2017 excludes the senior preferred shares on a pro forma basis as if such shares have been redeemed.

The senior preferred shares are mandatorily redeemable upon the event of a public offering of IBEX Holdings Limited, in the amount of $20.0 million if such offering is completed by June 6, 2018, or if the proceeds of the offering are less than $20.0 million then they are redeemable to the extent of the proceeds of the offering.

2.3	First-time adoption of IFRS

The financial statements, for the two years ended June 30, 2017, are the first the Group has prepared in accordance with IFRS as issued by the IASB. For periods up to and including the year ended

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

June 30, 2015, the predecessor holding company TRGI prepared its consolidated financial statements in accordance with the approved accounting standards as applicable in Pakistan. Approved accounting standards in Pakistan comprise of such IFRS as have been adopted under local law.

Accordingly, the Group has prepared financial statements that comply with IFRS as issued by the IASB, applicable as at June 30, 2017 as described in note 3 (summary of significant accounting policies). In preparing the financial statements, the Group’s opening statement of financial position was prepared as at July 1, 2015, the Group’s date of transition to IFRS as issued by the IASB.

Set out below are the applicable mandatory exceptions and exemption elections in IFRS 1 applied in preparing the Company’s first financial statements under IFRS:

2.3.1	IFRS mandatory exceptions:

The applicable mandatory exceptions in IFRS 1 applied in preparing the Company’s first financial statements under IFRS, are as follows:

•	Exception for estimates: An entity's estimates in accordance with IFRSs at the date of transition shall be consistent with estimates made for the same date in accordance with its previous assertions made for its internal financial information purposes, unless there is objective evidence that those estimates were in error. The Company has considered such information about historic estimates and has treated the receipt of any such information in the same way as non-adjusting events after the reporting period in accordance with IAS 10 Events after the Reporting Period, thus ensuring IFRS estimates as at July 1, 2015 are consistent with the estimates as at the same date made previously. IFRS estimates as at July 1, 2015 are consistent with the estimates as at the same date made in conformity with approved accounting standards in Pakistan.

The other compulsory exceptions of IFRS 1 have not been applied as these are not relevant to the Company or have not been early adopted:

•	Derecognition of financial assets and financial liabilities
•	Hedge accounting
•	Non-controlling interests
•	Embedded derivatives;
•	Classification and measurement of financial assets, and
•	Government grants

As the Company has not early adopted IFRS 9: Financial Instruments, it has not considered the application of the compulsory exception for classification and measurement of financial assets.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

2.3.2	IFRS optional exemptions:

The Group has applied the following exemptions as of July 1, 2015:

IFRS 3 ‘Business Combinations’ has not been applied to either acquisitions of subsidiaries that are considered businesses under IFRS, or acquisitions of interests in associates and joint ventures that occurred before July 1, 2015. Use of this exemption means that the local GAAP carrying amounts of assets and liabilities, that are required to be recognized under IFRS, is their deemed cost at the date of the acquisition. After the date of the acquisition, measurement is in accordance with IFRS. Assets and liabilities that do not qualify for recognition under IFRS are excluded from the opening IFRS statement of financial position. The Group did not recognize or exclude any previously recognized amounts as a result of IFRS recognition requirements.

IFRS 1 allows that carrying amount of goodwill based on the previous GAAP be used in the opening IFRS statement of financial position (after adjustments for goodwill impairment and recognition or derecognition of intangible assets). In accordance with IFRS 1, the Group has tested goodwill for impairment at the date of transition to IFRS. As at July 1, 2015, the Group impaired goodwill of iSky Inc. amounting to $1.7 million.

The Group has not applied IAS 21 retrospectively to fair value adjustments and goodwill from business combinations that occurred before the date of transition to IFRS. Such fair value adjustments and goodwill are treated as assets and liabilities of the parent rather than as assets and liabilities of the acquiree. Therefore, those assets and liabilities are already expressed in the functional currency of the parent or are non-monetary foreign currency items and no further translation differences occur.

The additional optional exemptions from full retrospective application of IFRS were considered by the Company but were not taken.

2.4	Basis of measurement

The consolidated financial statements have been prepared on the basis of historical cost convention, except as otherwise disclosed, and assuming that the Group will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

2.5	Functional and presentation currency

As also noted in note 29 (segment information) the Group generates more than 90% of its revenue in the United States of America, which is denominated in United States Dollars. However, the Group conducts transactions in multiple currencies to carry out its business in various other jurisdictions as needed. The consolidated financial statements are presented in United States Dollars (US$), which is the Holding Company’s functional and presentation currency as determined by the Holding Company. Amounts are rounded to the nearest thousand of US$, unless otherwise stated.

2.6	Critical Accounting Estimates and Judgements

These consolidated financial statements are prepared in conformity with IFRS as issued by the IASB, that require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Accounting estimates require the use of significant management assumptions and judgments

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

as to future events, and the effect of those events cannot be predicted with certainty. The accounting estimates will change as new events occur, more experience is acquired and more information is obtained. We evaluate and update our assumptions and estimates on an ongoing basis and use outside experts to assist in that evaluation when we deem necessary.

In the process of applying the Group’s accounting policies, management has made the following estimates and judgments which are significant to the consolidated financial statements:

Accounting estimates

–	Impairment of intangibles
Goodwill: The calculation for considering the impairment of the carrying amount of goodwill requires a comparison of the recoverable amount of the cash-generating units to which goodwill has been allocated, to the value of goodwill and the associated assets in the consolidated statement of financial position. The calculation of recoverable amount requires an estimate of the future cash flows expected to arise from the cash generating unit. Judgement is applied in selection of a suitable discount rate and terminal value. The key assumptions made in relation to the impairment of goodwill are set out in note 4.

Indefinite Lived Intangibles: The indefinite lived intangibles are tested for impairment by comparing their carrying amount to the estimates of their fair value based on estimates of discounted cash flow method. When the fair value is determined to be less than the carrying amount, the resulting impairment is recognised in the financial statements.

–	Depreciation and Amortization: Estimation of useful lives of property and equipment and intangible assets: The Group estimates the useful lives of property and equipment and intangible assets based on the period over which the assets are expected to be available for use. The estimated useful lives of property and equipment and intangible assets are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets.

Judgements

–	Training revenue: In relation to the recognition of training revenue and associated incremental direct expenses the management concluded that 1) as training revenue does not have a standalone value to the customer it should be amortized on a straight-line basis over the life of the client contract 2) as direct expenses relate directly to each customer contract, generated or enhanced resources that will be used in satisfying performance obligations in the future and are expected to be recovered in full should be deferred and amortized on a straight-line basis over the life of the client contract.
–	Renewal commission revenue: Management recognizes insurance commission on policies already sold but expected to be renewed and collected in future years. The expected renewal commission revenues are estimated, based on historical policy retention patterns that the group has experienced for each carrier and product, discounted at an appropriate discount rate. The key assumptions made in relation to renewal revenue are set out in note 8.1.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

–	Staff retirement plans and other employee benefits: The net defined benefit pension scheme assets or liabilities are recognized in the Group’s consolidated statement of financial position. The determination of the position requires assumptions to be made regarding future salary increases, mortality, discount rates and inflation. The key assumptions made in relation to the pension plans and share option plans are set out in notes 18.1 and 23, respectively.
–	Provision for taxation: The Group is subject to income tax in several jurisdictions and significant judgement is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the company recognises tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognised when, despite the company's belief that its tax return positions are supportable, the company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

The key assumptions made in relation to tax provisioning are set out in note 22.

–	Legal provisions: The Group reviews outstanding legal cases following developments in the legal proceedings and at each reporting date, in order to assess the need for provisions and disclosures in its financial statements. Among the factors considered in making decisions on provisions are the nature of litigation, claim or assessment, the legal process and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including the progress after the date of the financial statements but before those statements are issued), the opinions or views of legal advisers, experience on similar cases and any decision of the Group's management as to how it will respond to the litigation, claim or assessment.
–	De-facto control of DGS: De-facto control exists when the size of an entity’s own voting rights relative to the size and dispersion of other vote holders, give the entity the practical ability unilaterally to direct the relevant activities of the company. TRGI held between 42.9% and 49.9% of voting rights in DGS during the period from 2013 to 2016, with the remaining voting rights being held by numerous unrelated individual shareholders. Other than Mr. Jeffrey Cox, the chief executive officer of DGS, who held between 12.9% and 19.5% of DGS shares in this time, no other shareholder held more than 8% of DGS shares at any time, and between 22% and 30% of the company’s shares were held by shareholders with less than 3% holdings. Management has determined that TRGI retained the practical ability unilaterally to direct the relevant activities of DGS throughout this time, and has included the entity as an entity under common control for the purposes of the business combination approach described in note 2.2.
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
3.1	Basis of consolidation

The consolidated financial statements present the results of the Holding company and its subsidiaries (“the Group”) as if they formed a single entity. Intercompany transactions and balances between group companies are therefore eliminated in full.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

Where the company has control over an investee, it is classified as a subsidiary. The company controls an investee if all three of the following elements are present: power over the investee, exposure to variable returns from the investee, and the ability of the investor to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

De-facto control exists in situations where the company has the practical ability to direct the relevant activities of the investee without holding the majority of the voting rights. In determining whether de-facto control exists the company considers all relevant facts and circumstances, including:

–	The size of the company’s voting rights relative to both the size and dispersion of other parties who hold voting rights
–	Substantive potential voting rights held by the company and by other parties
–	Other contractual arrangements
–	Historic patterns in voting attendance

The consolidated financial statements incorporate the results of business combinations using the acquisition method. In the statement of financial position, the acquiree’s identifiable assets, liabilities and contingent liabilities are initially recognized at their fair values at the acquisition date. The results of acquired operations are included in the consolidated statement of profit or loss and other comprehensive income from the date on which control is obtained. They are deconsolidated from the date on which control ceases.

Non-controlling interests

For business combinations completed prior to January 1, 2010, the Group initially recognized any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s net assets. For business combinations completed on or after January 1, 2010, the Group has the choice, on a transaction by transaction basis, to initially recognize any non-controlling interest in the acquiree which is a present ownership interest and entitles its holders to a proportionate share of the entity’s net assets in the event of liquidation at either acquisition date fair value or, at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Other components of non-controlling interest such as outstanding share options are generally measured at fair value. The group has not elected to take the option to use fair value in acquisitions completed to date.

From January 1, 2010, the total comprehensive income of non-wholly owned subsidiaries is attributed to owners of the parent and to the non-controlling interests in proportion to their relative ownership interests. Before this date, unfunded losses in such subsidiaries were attributed entirely to the Group.

Joint arrangements

The group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

The group classifies its interests in joint arrangements as either:

(a)	Joint ventures: where the group has rights to only the net assets of the joint arrangement
(b)	Joint operations: where the group has both the rights to assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

–	The structure of the joint arrangement
–	The legal form of joint arrangements structured through a separate vehicle
–	The contractual terms of the joint arrangement agreement
–	Any other facts and circumstances (including any other contractual arrangements).

Joint ventures are initially recognized in the consolidated statement of financial position at cost. Subsequently joint ventures are accounted for using the equity method, where the Group’s share of post-acquisition profits and losses and other comprehensive income is recognized in the consolidated statement of profit and loss and other comprehensive income (except for losses in excess of the Group’s investment in the joint ventures unless there is an obligation to make good those losses).

Any premium paid for an investment in a joint venture above the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the investment in joint venture. Where there is objective evidence that the investment in a joint venture has been impaired the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

3.2	Property and equipment

Owned

Items of property, plant and equipment are initially recognized at cost. The initial cost of an item of property and equipment consists of its purchase price including import duties, taxes and directly attributable costs of bringing the asset to its working condition and location for the intended use.

Depreciation on assets under construction does not commence until they are complete and available for use. Depreciation is provided on all other items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives.

Depreciation on property and equipment is provided using straight line method. A full month’s depreciation is charged in the month of addition, and no depreciation is charged in the month of disposal. Rates of depreciation are disclosed in note 6 (property and equipment).

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

Leased assets

Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Group (a “finance lease”), the asset is treated as if it had been purchased outright. The amount initially recognized as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease. The corresponding lease commitment is shown as a liability. Lease payments are analyzed between capital and interest. The interest element is charged to the consolidated statements of profit or loss and other comprehensive income over the period of the lease and is calculated so that it represents a constant proportion of the lease liability. The capital element reduces the balance owed to the lessor.

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Group (an “operating lease”), the total rentals payable under the lease are charged to the consolidated statements of profit or loss and other comprehensive income on a straight-line basis over the lease term.

The aggregate benefit of lease incentives is recognized as a reduction of the rental expense over the lease term on a straight-line basis.

3.3	Borrowing costs

Borrowing costs relating to the acquisition, construction or production of a qualifying asset are recognized as part of the cost of that asset. All other borrowing costs are recognized as an expense in the period in which they are incurred.

3.4	Intangible assets
3.4.1	Goodwill

Goodwill represents the excess of the cost of a business combination over the total acquisition date fair value of the identifiable assets, liabilities and contingent liabilities acquired.

Cost comprises the fair value of assets given, liabilities assumed and equity instruments issued, plus the amount of any non-controlling interests in the capital plus, if the business combination is achieved in stages, the fair value of the existing equity interest in the capital. Contingent consideration is included in cost at its acquisition date fair value and, in the case of contingent consideration classified as a financial liability, remeasured subsequently through the consolidated statement of profit or loss and other comprehensive income. Direct costs of acquisition are expensed immediately.

Goodwill is capitalized as an intangible asset with any impairment in carrying value being charged to the consolidated statements of profit or loss and other comprehensive income. Where the fair value of identifiable assets, liabilities and contingent liabilities exceed the fair value of consideration paid, the excess is credited in full to the consolidated statements of profit or loss and other comprehensive income on the acquisition date.

3.4.2	Other intangible assets

Externally acquired intangible assets are initially recognized at cost and subsequently amortized on a straight-line basis over their useful economic lives.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

Intangible assets are recognized on business combinations if they are separable from the acquired entity or give rise to other contractual/legal rights. The amounts ascribed to such intangibles are arrived at by using appropriate valuation techniques (see section related to critical estimates and judgements above).

Expenditure on internally developed products is capitalized if it can be demonstrated that:

–	it is technically feasible to develop the product for it to be sold
–	adequate resources are available to complete the development
–	there is an intention to complete and sell the product
–	the Group is able to sell the product
–	sale of the product will generate future economic benefits, and
–	expenditure on the project can be measured reliably.

Capitalized development costs are amortized over the periods the Group expects to benefit from selling the products developed. The amortization expense is included within the “Depreciation and amortization” in the consolidated statements of profit or loss and other comprehensive income. Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects is charged out in the consolidated statements of profit or loss and other comprehensive income.

The significant intangibles recognized by the Group, their useful economic lives and the methods used to determine the cost of intangibles acquired in a business combination are as follows:

Intangible asset	Useful economic life	Valuation method
Customer Lists	5-6 Years	Straight line method
Software	4-5 Years	Straight line method
3.5	Impairment of non-financial assets

Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken annually at the financial year end. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units (“CGUs”).

Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

Impairment charges are included in the consolidated statements of profit or loss and other comprehensive income, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

3.6	Financial instruments

The Group classifies its financial assets and financial liabilities at initial recognition into the following categories in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”.

3.6.1	Financial assets

The Group classifies all its financial assets as loans and receivables. The Group has not classified any of its financial assets as held to maturity, fair value or available for sale.

Loans and receivables

The Group includes in this category trade and other receivables, deposits, due from related parties and cash and cash equivalents.

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (e.g. trade receivables), but also incorporate other types of contractual monetary asset.

They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment.

Impairment provisions are recognized when there is objective evidence (such as significant financial difficulties on the part of the counterparty or default or significant delay in payment) that the Group will be unable to collect all of the amounts due under the terms receivable, the amount of such a provision being the difference between the net carrying amount and the present value of the future expected cash flows associated with the impaired receivable. For trade receivables, which are reported net, such provisions are recorded in a separate allowance account with the loss being recognized within administrative expenses in the consolidated statements of profit or loss and other comprehensive income. On confirmation that the trade receivable will not be collectable, the gross carrying value of the asset is written off against the associated provision.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

3.6.2	Financial liabilities

The Group classifies all its financial liabilities as other financial liabilities.

The Group includes in this category trade and other payables, borrowings, due to related parties and preference shares.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

Trade payables and other short-term monetary liabilities, which are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Change in assumptions could significantly affect the estimates.

Other financial liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument.

Interest bearing liabilities are subsequently measured at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position.

For the purposes of each financial liability, interest expense includes initial transaction costs and any premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

3.7	Share capital and additional paid-in capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition or a financial liability or financial asset.

The Group’s ordinary shares and convertible preference shares are classified as equity instruments.

The Group’s additional paid-in capital is made up of amounts subscribed for ordinary shares in excess of nominal value.

3.8	Renewal receivables

Renewal receivables are recognized against insurance commission on policies already sold but expected to be renewed and collected in future years. These expected revenues are estimated based on historical policy retention patterns and discounted at an appropriate discount rate. Renewal receivables are subsequently adjusted when related revenue is realized or in the event where the policies are not renewed.

3.9	Trade receivables

Trade receivables are recognized and carried at original invoice amount less an allowance for doubtful accounts.

Allowance for trade receivables

Allowance for trade receivables is based on assessment of the collectability of client accounts by considering factors such as historical experience, credit quality, age of the accounts receivable balances, economic conditions that may affect a customer’s ability to pay, and expected default frequency rates. Trade receivables are written off at the point when they are considered uncollectible.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

3.10	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and for the purpose of the statement of cash flows - bank overdrafts. Bank overdrafts are shown within loans and borrowings in current liabilities on the consolidated statement of financial position.

3.11	Revenue recognition

Revenues are measured at the fair value of the consideration received or receivable, net of rebates, discounts and related taxes.

Customer Management

Revenues from the Customer Engagement and Customer Expansion divisions of the Customer Management segment are recognized as the services are performed on the basis of the number of billable hours or other contractually agreed metrics. Revenues from inbound and outbound telephonic and internet-based communication services that are customized to the customers’ needs are recognized at the contractual rates as services are provided. Revenues for the initial training that occurs upon commencement of a new client contract are deferred over the estimated life of the client program and matched against the associated expenses if that training is billed separately to a client. Training revenues are then recognized on a straight-line basis over the life of the client contract, as it is not considered to have a standalone value to the customer. The related expenses are deferred and charged to the other operating costs on a straight-line basis over the life of the client contract as the related revenues are recognized.

Revenues from the Customer Experience division of the Customer Management segment are recognized over the period of a client’s subscription contract on a basis that reflects usage of the product at the client’s location. Revenues and expenses related to set-up fees to customize the customer experience solution for client’s specific needs are deferred and recognized on a straight-line basis over the period in which the related service delivery is expected to be performed. Revenues related to additional consulting services are recognized as the related services are performed on a per hour basis.

Customer Acquisition

Revenues from the Customer Acquisition segment, excluding those from the Medicare insurance agency division, are recognized upon the successful purchase of clients’ services as reported to the Group in monthly, semi-monthly or weekly intervals by clients. The data provided by clients to the Group include detail on pricing and product level activations from all channels (i.e. web-portal orders, call center orders, or affiliate or partner orders placed on the Group’s behalf) on the basis of which the clients calculate the payments owed to the Group. The payments received are reconciled to the activation data transmitted to the Group by the clients.

Revenues from the Medicare insurance agency division consist of commissions earned primarily from the sale by the Group to senior citizens and other eligible recipients (e.g. people with disabilities) of Medicare private insurance policies offered by leading U.S. insurance carriers. The commissions paid by the carriers are dependent on the type of Medicare policy sold, not on the carrier underwriting the policy. The key product types marketed are: Medicare Advantage, Medicare Supplement (offering supplemental coverage), and Medicare Part D (offering prescription drug coverage in addition to core medical services). Commission

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

rates are set by Centers for Medicare & Medicaid Services (“CMS”). CMS is a U.S. federal agency which administers Medicare programs, and also acts as the consumer watchdog and advocacy group for Medicare plan beneficiaries. Once the carrier accepts a new insured to whom the division has marketed a policy, a carrier confirmation number is generated for the policy and a sale is made. The carrier then pays a commission to the Group for the first full year (initial year) of the policy at the rate set by CMS. Commission revenue is recognized in the month in which the policy becomes effective and includes the first-year commission as well as renewal commission revenues that are highly probable to be earned in future years, discounted at an appropriate discount rate. The expected renewal commission revenues are based on historical policy retention patterns that the Group has experienced for each carrier and product. Renewal receivables represent future revenue that will flow to the entity in the event that the policies continue to renew. However the insured can cancel a policy, beyond which the subsidiary would no longer receive renewal commissions. Therefore, whether the commissions will ultimately be paid depends on the actions (or inaction) of the insured. Although the amount that has been recorded does represent management’s determination of the amount that will be received, the actual amounts may be slightly different based on whether future renewal retention rates remain consistent with historical rates that have been used. First year commission amounts are subject to forfeiture in the event that an insured who has prepaid his or her premium for a future period of coverage subsequently cancels his or her policy before the completion of that period to switch to another plan. Under the general agency agreements with the carriers, any such policy “returns” are charged back. The Group estimates and records an allowance for these charge-backs based on historical “return” rates and records revenues net of the estimated charge-backs. Policy returns are typically reported by the carriers one to two months after the commission is reported and paid to the Group by the carrier. A true-up of the estimated and actual charge-backs is performed after the conclusion of the initial policy year, and revenues are adjusted for the current month. Changes in policy retention rates would result in adjustments to the amount of renewal commission revenue recognized at the date a policy is sold and the allowance recorded for the chargebacks.

Revenues from the Education business are recognized on a monthly basis at an agreed rate per successful lead, click and data delivered to the institution during the month, net of an allowance for returns / disqualifications or duplicates. The leads are sourced primarily through the business unit’s proprietary online web-portal and affiliate partnerships.

3.12	Provisions

A provision is recognized in the statement of financial position when the Group has a legal or constructive obligation as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The Group has recognized provisions against legal disputes. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense. Provisions are reviewed at each statement of financial position date and adjusted to reflect the current best estimate.

3.13	Retirement benefits

Defined contribution pension schemes

Contributions to defined contribution pension schemes are charged to the consolidated statement of profit or loss and other comprehensive income in the year to which they relate.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

United States based subsidiaries

The Group’s United States (“US”) based subsidiaries have qualified defined contribution plans. Employees who meet certain eligibility requirements, as defined, are able to contribute up to federal annual maximums. The Retirement Plan provides for company matching contributions of 25.0% of the first 6.0% of employee contributions to the Retirement Plan, which vests 25.0% per year over a four-year period.

TRG Marketing Solutions Limited

This subsidiary operates a defined contribution pension with a third party. Under this scheme, TRG Marketing Solutions Limited makes contributions for employees who have not opted out of the voluntary pension scheme.

Virtual World (Private) Limited and IBEX Global Solutions (Private) Limited

Virtual World (Private) Limited and IBEX Global Solutions (Private) Limited operate a defined contribution plan (i.e. recognized provident fund scheme) for all its permanent employees. Equal monthly contributions at the rate of 6.5% of the basic salary (Virtual World (Private) Limited) and 6.5% of the gross salary (IBEX Global Solutions (Private) Limited) are made to the Provident Fund (the Fund) both by the subsidiaries and the employees. The assets of the Fund are held separately under the control of trustees for such fund. Contributions made by the subsidiaries are charged to the consolidated statement of profit or loss and other comprehensive income.

Defined benefit schemes

Defined benefit scheme surpluses and deficits are measured at:

–	The fair value of plan assets at the reporting date; less
–	Plan liabilities calculated using the projected unit credit method discounted to its present value using yields available on high quality corporate bonds that have maturity dates approximating to the terms of the liabilities and are denominated in the same currency as the post-employment benefit obligations; less
–	The effect of minimum funding requirements agreed with scheme trustees.

Remeasurements of the net defined obligation are recognized directly within equity. The remeasurements include:

−	Actuarial gains and losses
−	Return on plan assets (interest exclusive)
−	Any asset ceiling effects (interest exclusive).

Service costs are recognized in the consolidated statement of profit or loss and other comprehensive income, and include current and past service costs as well as gains and losses on curtailments.

Net interest expense / income is recognized in the consolidated statement of profit or loss and other comprehensive income, and is calculated by applying the discount rate used to measure the defined

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

benefit obligation / asset at the beginning of the annual period to the balance of the net defined benefit obligation / asset, considering the effects of contributions and benefit payments during the period.

Gains or losses arising from changes to scheme benefits or scheme curtailment are recognized immediately in the consolidated statement of profit or loss and other comprehensive income. Settlements of defined benefit schemes are recognized in the period in which the settlement occurs.

IBEX Philippines, Inc. and IBEX Global Solutions (Philippines) Inc. operate an unfunded defined benefit scheme.

Under the plan, pension costs are actuarially determined using the projected unit credit method. This method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Gains or losses on the curtailment or settlement of pension benefits are recognized when the curtailment or settlement occurs. All actuarial gains and losses are recognized in the year in which they arise, with re-measurements presented within other comprehensive income. The net interest cost is derived by applying a single discount rate to the net surplus or deficit of the fund.

3.14	Share-based payments

Where equity settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the consolidated statement of profit or loss and other comprehensive income over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions, if any, are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied. Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statement of profit or loss and other comprehensive income over the remaining vesting period.

The Group also operates a Phantom share option scheme (a cash settled share-based payment). An option pricing model (Black Scholes) is used to measure the Group’s liability at each reporting date, taking into account the terms and conditions the extent to which employees have rendered service. Movements in the liability (other than cash payments) are recognized in the consolidated statement of profit or loss and other comprehensive income. The details of the share-based compensation plans are given in note 23 (Share option plans) to these consolidated financial statements.

3.15	Income Taxes

Current taxation

The charge for current taxation is based on taxable income at the current rates of taxation of the respective countries of incorporation after taking into account applicable tax credits, rebates and exemptions available, if any.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts management expects to pay to the tax authorities. Any such provisions are based on estimates and are subject to changing facts and circumstances considering the progress of ongoing audits, case law and new legislation.

Deferred taxation

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

–	The initial recognition of goodwill
–	The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit, and
–	Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

In respect of deferred tax assets arising from investment property measured at fair value, the presumption that recovery will be through sale rather than use has not been rebutted.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax liabilities / assets are settled / recovered.

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

–	The same taxable group company, or
–	Different group entities which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.
3.16	Foreign currency

Foreign currency translation

Transactions entered into by Group entities in a currency other than the currency of the primary economic environment in which they operate (their “functional currency”) are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in the consolidated statement of profit or loss and other comprehensive income. The net exchange losses amounted to $0.4 (June 30, 2016: $0.09) million for the year ended June 30, 2017.

On consolidation, the results of overseas operations are translated into dollars at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date. Exchange differences arising on translating the opening net assets at opening rate and the results of overseas operations at actual rate are recognized in other comprehensive income and accumulated in the foreign exchange reserve. Exchange differences recognized profit or loss in Group entities’ separate financial statements on the translation of long-term monetary items forming part of the Group’s net investment in the overseas operation concerned are reclassified to other comprehensive income and accumulated in the foreign exchange reserve on consolidation.

On disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the profit or loss on disposal.

3.17	Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset when the entity has a legally enforceable right to offset the recognized amounts and intends either to settle these on net basis or to realize the assets and settle the liabilities simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in normal course of business and in the event of default, insolvency or winding up of the entity or the counterparties.

3.18	Dividend

Dividends declared subsequent to the balance sheet date are considered as non-adjusting events and are recognized in the consolidated financial statements in the year in which such dividends are approved / transfers are made.

3.19	Standards, interpretations and amendments not yet effective

The following standards, amendments and interpretations of approved accounting standards will be effective for accounting periods beginning on or after July 1, 2017 that the Company has decided not to adopt early:

–	IFRS 9 ‘Financial Instruments’ effective for annual periods beginning on or after January 1, 2018, introduces a new approach to the classification of financial assets, which is driven by the business model in which the asset is held and its cash flow characteristics. It also introduced a single “expected credit loss” impairment model for the measurement of financial assets and a new model for hedge accounting that aligns the accounting treatment with the risk management activities of an entity, in addition enhanced disclosures will provide better information about risk management and the effect of hedge accounting on the financial statements. Management identified that adoption of IFRS 9 will significantly impact its impairment methodology. The impairment model under this standard reflects expected credit losses, as opposed to incurred credit losses. Under the impairment approach of this

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

standard, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, the Company needs to account for expected credit losses and changes in those expected credit losses.

–	IFRS 16 ‘Leases’ effective for annual periods beginning on or after January 1, 2019, specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. Management identitified that this standard will significantly affect the Group’s financial position but has not yet quantified the effects of the adoption of the standard. The on-balance sheet treatment will result in the grossing up of the balance sheet due to right-of-use assets being recognized with offsetting liabilities. This standard will also have an effect on the Group’s non-IFRS financial measures such as adjusted EBITDA and net debt.
–	IFRS 15 ‘Revenue from Contracts from Customers’ effective for annual periods beginning on or after January 1, 2018, requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This core principle is achieved through a five step methodology that is required to be applied to all contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple-element arrangements. During 2017, the Company continued its evaluation of IFRS 15, including the expected impact on its business processes, systems and controls, and potential differences in the timing and/or method of revenue recognition for its contracts. The Company expects to complete its assessment during 2018 and adopt IFRS 15 in its Consolidated Financial Statements beginning in July 1, 2018.
–	Amendments to IFRS 2 ‘Share-based Payment’ clarify the accounting for share-based payments in return for goods or services and are effective for annual periods beginning on or after January 1, 2018. The amendments cover three accounting areas; (a) measurement of cash-settled share-based payments; (b) classification of share-based payments settled net of tax withholdings; and (c) accounting for a modification of a share-based payment from cash-settled to equity-settled. The new requirements could affect the classification and/or measurement of these arrangements and potentially the timing and amount of expense recognized for new and outstanding awards. The management believes that this standard will not have significant impact as most of Group’s share-based payment plans are equity-settled.
–	Amendments to IAS 12 ‘Income Taxes’ are effective for annual periods beginning on or after January 1, 2017. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments further clarify that when calculating deferred tax asset in respect of insufficient taxable temporary differences, the future taxable profit excludes tax deductions resulting from the reversal of those deductible temporary differences. This amendment will not significantly affect the Company as it is only a clarification on previously issued standard.
–	Amendments to IAS 7 ‘Statement of Cash Flows’ are part of IASB’s broader disclosure initiative and are effective for annual periods beginning on or after January 1, 2017. The amendments require

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. This amendment will not significantly affect the Company as this only requires additional disclosures to the financial statements as applicable.

–	IFRIC 23 ‘Uncertainty over Income Tax Treatments’ effective for annual periods beginning on or after 1 January 2019, clarifies the accounting for income tax when there is uncertainty over income tax treatments under IAS 12. The interpretation requires the uncertainty over tax treatment be reflected in the measurement of current and deferred tax. This amendment will not significantly affect the Company as it is only a clarification on previously issued standard.
4.	GOODWILL
	June 30, 2017	June 30, 2016	July 1, 2015
	(US$’000)
Goodwill as at beginning of the year	11,886	13,258	13,258
Goodwill acquired during the year	—	54	—
Goodwill impaired during the year	(54)	(1,426)	—
Goodwill as at end of the year	11,832	11,886	13,258

A cash-generating unit is the smallest group of assets that independently generates cash flow and whose cash flow is largely independent of the cash flows generated by other assets. Goodwill arose on various historical acquisitions made by predecessor companies and at June 30, 2017, June 30, 2016 and July 1, 2015, the carrying amount of goodwill is allocated as follows:

	June 30, 2017	June 30, 2016	July 1, 2015
	(US$’000)
IBEX (Customer Management segment)	11,626	11,626	11,626
DGS (Customer Acquisition segment)	206	206	206
Telsat (Customer Acquisition segment)	—	54	—
DGS-EDU (Customer Acquisition segment)	—	—	1,426
	11,832	11,886	13,258

During the year ended June 30, 2017, a DGS cash generating unit recorded $54,000 impairment of goodwill recorded in other operating costs in respect of goodwill recognized on the acquisition of a facility which was closed for operations in December 31, 2016. During the year ended June 30, 2016, the Group recognized a $1.4 million impairment charge due to the write-down of DGS EDU, a previously acquired business relating to on-line education, that was determined to have a recoverable amount of $0.8 million.

Testing for impairment of goodwill

Key assumptions applied in impairment testing

The recoverable amounts of all the CGUs have been determined from value in use calculations based on cash flow projections from formally approved budgets covering a five year period from 2018 to 2022. The first year of the projections is based on detailed budgets prepared by management as part of the Group’s

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

performance and control procedures. Subsequent years are based on extrapolations using the key assumptions listed below which are management approved projections. The discount rate applied to cash flow projections beyond five-years is extrapolated using a terminal growth rate which represents the expected long-term growth rate of the Business Process Outsourcing (“BPO”) sector.

The following rates were used by the Group for the years ended June 30, 2017 and 2016:

	Revenue growth rate	Gross Margin	Discount rate	Terminal growth rate
	%	%	%	%
June 30, 2017	11	21	9.5	5
June 30, 2016	11	21	9.5	5

The calculation of value in use for the business operations is most sensitive to changes in the following assumptions:

Revenue growth

Revenue growth assumptions have been derived from projections prepared by the management. Management is of the view that these assumptions are reasonable considering current market conditions.

Cost of sales and gross margin

Cost of sales has been projected on the basis of multiple strategies planned by management to ensure profitable operations. These strategies include cost minimization mechanisms such as offshore migration of labor, centralization of support activities and increasing efficiency of service delivery, resulting in improved gross margins over the forecasted period.

Discount rate

Discount rates reflect management estimates of the rate of return required for the business and are calculated after taking into account the prevailing risk-free rate, industry risk and business risk. Discount rates are calculated using the weighted average cost of capital.

Management does not believe that a reasonably possible change in any of the key assumptions would result in any further impairment of goodwill.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

5.	OTHER INTANGIBLE ASSETS
	Patents	Trademarks	Customer lists	Software	Total
	(US$’000)
Cost
At July 1, 2016	541	371	2,742	17,029	20,683
Additions	—	—	—	892	892
Foreign exchange movements	—	—	—	—	—
At June 30, 2017	541	371	2,742	17,921	21,575
Accumulated amortization
At July 1, 2016	196	—	1,668	9,691	11,555
Amortization charge for the year	—	—	282	3,771	4,053
At June 30, 2017	196	—	1,950	13,462	15,608
Net book value
At June 30, 2017	345	371	792	4,459	5,967
At June 30, 2016	345	371	1,074	7,338	9,128
Cost
At July 1, 2015	541	371	2,375	15,657	18,944
Additions	—	—	—	1,366	1,366
Acquired through business combinations	—	—	367	—	367
Foreign exchange movements	—	—	—	6	6
At June 30, 2016	541	371	2,742	17,029	20,683
Accumulated amortization
At July 1, 2015	196	—	1,406	5,997	7,599
Amortization charge for the year	—	—	262	3,694	3,956
At June 30, 2016	196	—	1,668	9,691	11,555
Net book value
At June 30, 2016	345	371	1,074	7,338	9,128
At June 30, 2015	345	371	969	9,660	11,345
Cost
At July 1, 2014	541	371	2,375	8,169	11,456
Additions	—	—	—	7,490	7,490
Foreign exchange movements	—	—	—	(2)	(2)
At June 30, 2015	541	371	2,375	15,657	18,944
Accumulated amortization
At July 1, 2014	196	—	1,113	3,249	4,558
Amortization charge for the year	—	—	293	2,748	3,041
At June 30, 2015	196	—	1,406	5,997	7,599
Net book value
At June 30, 2015	345	371	969	9,660	11,345
Amortization Rate			16.67% to 50.00%	20.00% to 33.33%
Estimated remaining useful life
Customer Lists			5-6 Years	5-6 Years
Software			4-5 Years	4-5 Years

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

5.1	Net book value of software licenses held under finance lease is $0.7 million (June 30, 2016: $0.9 million) as of June 30, 2017.
5.2	Software includes $2.1 (June 30, 2016: $2.1) million capitalized for an internally generated software tool titled as “Clearview”. Management has assessed the useful life of Clearview to be five years.
5.3	Trademarks are capitalized at cost of acquisition and are not amortized but are tested for impairment annually. Trademarks have an indefinite life on the grounds of the proven longevity of the trademarks and the Group’s commitment to maintaining those trademarks.
5.4	Estimated amortization expense for the next five years is: $2.6 million in 2018, $1.9 million in 2019, $1.8 million in 2020, $1.1 million in 2021 and $1.1 million in 2022.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

6.	PROPERTY AND EQUIPMENT
	Freehold Buildings	Leasehold improvements	Furniture, fixture and office equipment	Tele- communications and computer equipment	Vehicles	Assets under construction (“CWIP”)	Total
	(US$’000)
Cost
At July 1, 2016	263	11,320	16,303	31,055	273	951	60,165
Additions	323	3,268	1,048	4,899	16	614	10,168
Transfer from CWIP	—	720	72	-	—	(792)	—
Foreign exchange movements	—	(112)	(456)	(160)	(3)	—	(731)
Disposal	(48)	(27)	(98)	(4)	—	—	(177)
At June 30, 2017	538	15,169	16,869	35,790	286	773	69,425

Accumulated depreciation
At July 1, 2016	65	6,690	6,784	23,068	225	—	36,832
Charge for the year	75	1,946	2,663	5,076	19	—	9,779
At June 30, 2017	140	8,636	9,447	28,144	244	—	46,611

Net book value
At June 30, 2017	398	6,533	7,422	7,646	42	773	22,814
At June 30, 2016	198	4,630	9,519	7,987	48	951	23,333

Cost
At July 1, 2015	280	8,736	11,207	25,774	276	11	46,284
Additions	—	2,687	5,390	5,462	—	940	14,479
Foreign exchange movements	(17)	(103)	(183)	(115)	(3)	—	(421)
Disposal	—	—	(111)	(66)	—	—	(177)
At June 30, 2016	263	11,320	16,303	31,055	273	951	60,165

Accumulated depreciation
At July 1, 2015	39	5,374	4,275	18,424	206	—	28,318
Charge for the year	26	1,316	2,509	4,644	19	—	8,514
At June 30, 2016	65	6,690	6,784	23,068	225	—	36,832

Net book value
At June 30, 2016	198	4,630	9,519	7,987	48	951	23,333
At June 30, 2015	241	3,362	6,932	7,350	70	11	17,966

Cost
At July 1, 2014	207	7,268	8,705	20,846	268	261	37,555
Additions	—	1,591	2,562	4,970	21	—	9,144
Transfer from CWIP	73	—	139	38	—	(250)	—
Foreign exchange movements	—	(123)	(199)	(77)	(5)	—	(404)
Disposal	—	—	—	(3)	(8)	—	(11)
At June 30, 2015	280	8,736	11,207	25,774	276	11	46,284

Accumulated depreciation
At July 1, 2014	12	4,152	2,644	14,777	186	—	21,771
Charge for the year	27	1,222	1,631	3,647	20	—	6,547
At June 30, 2015	39	5,374	4,275	18,424	206	—	28,318

Net book value
At June 30, 2015	241	3,362	6,932	7,350	70	11	17,966

Depreciation rate	10.00%	20% to 33.33%	20% to 33.33%	33.33%	20.00%

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

6.1	Net book value of assets held under finance lease is as follows:
	Freehold Buildings	Leasehold improvements	Furniture, fixture and office equipment	Tele- communications and computer equipment	Vehicles	Assets under construction (“CWIP”)	Total
	(US$’000)
June 30, 2017	—	1,019	4,492	2,183	25	—	7,719
June 30, 2016	—	1,962	6,581	3,316	27	—	11,886
6.2	Security Interest on Property and Equipment

The net book value of property and equipment at June 30, 2017 and 2016 includes $11.0 million and $15.0 million, respectively, of assets that are pledged as security for liabilities.

7.	INVESTMENT IN JOINT VENTURE

On January 1, 2016, one of the subsidiaries of the Group (“the Subsidiary”) made a 47.5% investment in a Joint Venture DGS Lakeball LLC, also known as Clear Connect, with Innovative Business Solutions (‘IBS’) with a purpose to procure and sell commercial leads for the Subsidiary’s customers. The country of incorporation and principle place of business of DGS Lakeball LLC is the United States of America. The investment is accounted for under the equity method of accounting. The market value of the investment amounts to $0.29 (June 30, 2016: $0.29) million. The details of the investment are as follows:

	June 30, 2017	June 30, 2016
	(US$’000)
Opening balance	288	—
Investment made during the year	—	440
Share of profit / (loss) for the year	6	(152)
Ending balance	294	288

Revenues from the Joint Venture during the year ended June 30, 2017 amounted to $0.7 (June 30, 2016: $0.2) million and the net profit of $0.01 million (June 30, 2016: net loss $0.08 million excluding pre-operating expenses of $0.2 million).

Summarized financial information of equity accounted Joint Venture from the financial statements of DGS Lakeball is as follows:

	For the year ended June 30, 2017	For the year ended June 30, 2016
	(US$’000)
Revenue	672	170
Profit / (loss) after tax	12	(321)
Other comprehensive income	—	—
Total comprehensive income / (loss)	12	(321)

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

8.	RENEWAL RECEIVABLES
		June 30, 2017	June 30, 2016	July 1, 2015
	Note	(US$’000)
Long term portion		13,569	5,241	—
Current portion		5,309	2,051	—
	8.1	18,878	7,292	—
8.1	This represents insurance commission on policies already sold but expected to be renewed and collected in future years. The expected renewal commission revenues are estimated based on historical policy retention patterns and discounted at appropriate discount rate ranging from 2.17% to 5.75%. The Company arrives at its estimate of the Renewal Receivable based on the future renewal revenue expected to be received from the policies it has sold in the current year. The Company arrives at these estimates based on (a) the contracted rates with the insurance carriers whose products it sells, and (b) the number of policies sold for each carrier and product that are expected to renew in each future year of the forecast period. The expectation of the future retention rates is based on the historical retention rates the Company has experienced in its history for that particular carrier and product. Please refer to notes 2.6 and 3.11 for the revenue estimates and its recognition respectively.
9.	OTHER ASSETS
	Note	June 30, 2017	June 30, 2016	July 1, 2015
		(US$’000)
Deposits		1,304	2,346	1,218
Prepayments	9.1	2,687	2,099	2,383
Other		790	53	933
		4,781	4,498	4,534
9.1	These include prepayments for call centre optimization services which are amortized over 120 months.
10.	TRADE AND OTHER RECEIVABLES
	Note	June 30, 2017	June 30, 2016	July 1, 2015
		(US$’000)
Trade receivables
Trade receivables - gross		51,248	56,932	41,582
Less: allowance for trade receivables	10.1	(3,658)	(2,489)	(526)
Trade receivables - net		47,590	54,443	41,056

Other receivables
Prepayments and other receivables		10,354	8,741	5,519
Deposits		505	754	421
		10,859	9,495	5,940
		58,449	63,938	46,996

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

10.1	Allowance for trade receivables
Opening balance	2,489	526	374
Foreign exchange movements	(2)	(15)	(23)
Bad debt expense	1,233	3,517	184
Trade receivables written off against allowance	(62)	(1,539)	(9)
Closing balance	3,658	2,489	526
11.	DEFERRED EXPENSES

Revenue for the initial training that occurs upon commencement of a new client contract is deferred over the estimated life of the client program and matched against the associated expenses if that training is billed separately to a client. Training revenue is then recognised on a straight-line basis over the life of the client contract as it is not considered to have a standalone value to the customer. The related incremental direct expenses are deferred and charged to other operating expenses on a straight-line basis over the life of the client contract as the related revenue is recognised. These incremental direct expenses relate directly to each contract, generate or enhance resources that will be used in satisfying performance obligations in the future and are expected to be recovered in full.

12.	CASH AND CASH EQUIVALENTS
	Note	June 30, 2017	June 30, 2016	July 1, 2015
		(US$’000)
Balances with banks in:
− current accounts		20,131	8,441	5,262
− deposit accounts (with a maturity of 3 months or less at inception)		1,107	1,008	530
		21,238	9,449	5,792

Cash in hand		83	2	11
		21,321	9,451	5,803
13.	DEFERRED REVENUE
	Note	June 30, 2017	June 30, 2016	July 1, 2015
		(US$’000)
Deferred revenue		7,425	9,542	6,568
Less: current portion of deferred revenue		(4,922)	(8,166)	(5,372)
	13.1	2,503	1,376	1,196
13.1	Please refer to note 11.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

14.	SHARE CAPITAL AND OTHER RESERVES
14.1	Authorized share capital

The Holding Company’s authorized share capital is $12,000 divided into 4,749,861 preference shares and 115,250,139 common shares of par value $0.0001 each.

14.2	Issued, subscribed and paid-in share capital

The Holding Company’s issued, subscribed and paid-in share capital consists of preference shares of $475 divided into 4,749,861 preference shares of par value $0.0001 each and share capital of $775 divided into 7,750,141 common shares of par value $0.0001 each. The amount of additional paid-in capital is $96.218 million.

During the year ended June 30, 2017, the Holding Company issued a total of 11,606,000 common shares of par value $0.0001 each to TRGI in return for its investments in the Continuing Business Entities and $190,000 in cash. The investments were transferred from TRGI at their carrying values totaling $87,375,616. These share issues resulted in the recognition of additional paid-in capital totaling $87,565,616, and as noted below 4,749,861 of these common shares were subsequently redesignated into preference shares with the same par value of $0.0001 per share.

The Holding Company further issued 360,184 common shares to Mr. Jeffrey Cox, as further disclosed in note 26.1, in return for his equity interest in DGS Limited, resulting in the recognition of additional paid-in capital of $2,887,813; and 533,818 common shares to Mr. Anthony Solazzo, in return for his equity interest in e-Telequote Plc, resulting in the recognition of additional paid-in capital of $5,765,195.

On June 20, 2017, the Holding Company redesignated its 4,749,861 common shares held by TRGI into preference shares at a price of US$ 0.0001 per share. The preference shares shall automatically convert into common shares upon the consummation of a qualified public offering, with such conversion only being affected at the time and subject to the closing of the sale of securities by the Holding Company pursuant to such qualified public offering. Each convertible preference share shall be converted into one common share.

The holders of convertible preference shares shall be entitled to vote, together with the holders of common shares, as a single class on all matters submitted to the shareholders for a vote.

The Holding Company shall not declare nor pay any dividends or make any distribution upon common shares, until and unless the Holding Company has declared and paid a dividend of at least $2.00 with respect to each convertible preference share. Preference shares thereafter participate with any dividends declared for common shares.

On any voluntary or involuntary liquidation, dissolution or winding-up of the Holding Company, holders of convertible preference shares shall be entitled to receive, proportionately according to the number of convertible preference shares held, those assets available for distribution to the members.

During the year, 2,007,498 shares of the Holding Company’s unissued and authorized common shares were reserved for the issuance of incentive awards granted under the “2017 Stock Plan”. During the year no grants were made under this plan.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

14.3	The nature and purpose of other reserves within equity is described below:

Reorganization reserve

Reorganization reserve consists of differences between the combined net asset values of subsidiaries from their separate financial statements and recognized share capital, under the pooling of interest method.

Share option plans

Weighted average cost of shares kept under the share option plans that pertain to the Group’s various subsidiaries.

Foreign currency translation reserve

Gain / losses arising on retranslating the net assets of overseas operations into presentation currency.

Actuarial gain on defined benefit scheme

Actuarial gain or losses represents adjustments to actuarial assumptions used to value defined benefit pension scheme obligations.

14.4	Senior preferred shares
	Note	June 30, 2017	June 30, 2016
		(US$’000)
17Capital Fund	14.4.1	20,000	—
14.4.1	At June 30, 2017, in consideration of the cancellation of $20.0 million of the indebtedness under the loan note instrument referred to in note 17 below, the Group’s subsidiary Etelequote Limited (the Subsidiary) entered into a senior preferred shares subscription agreement (“Agreement”) with a consortium of investors, comprised of 17Capital Fund 3, L.P. and 17Capital Fund 3 Luxembourg S.C.Sp. (“Subscribers”) providing for the purchase by the Subscribers of 1,538,462 non-convertible Senior Preferred Shares.

The holder of Senior Preferred Shares will not be entitled to vote at any meeting of the Subsidiary’s shareholders, and Senior Preferred Shares shall not be convertible into any other securities or rights. The Senior Preferred Shares shall not be entitled to any dividends or other distributions by the Subsidiary other than the entitlement to the redemption amount.

The Subsidiary has an option to redeem wholly or partially, the outstanding number of these shares. This option may be exercised at any time based on the Subsidiary’s discretion.

These shares will also be mandatorily redeemable upon the event of a public offering of IBEX Holdings Limited, to the extent of the proceeds of such an offering.

Upon a Liquidation Event (which is defined as any liquidation, dissolution, bankruptcy or winding up of the Subsidiary whether voluntary or involuntary but not on redemption or purchase by the Subsidiary of any Common Shares), each holder of Senior Preferred Shares shall be entitled to receive from the surplus assets of the Subsidiary remaining after the payment of its liabilities, prior and in preference to any

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

distribution or payment made of any of the assets of the Subsidiary to holders of the Subsidiary’s Junior Securities (other securities of the subsidiary) by reason of their ownership thereof, an amount equal to the aggregate per share redemption price in respect of all of the senior preferred shares then held by such holder (with the date of such liquidation event being treated as the Redemption Date in respect of such Senior Preferred Shares) less any redemption amounts previously paid in respect thereof.

At the time of redemption the following pricing mechanism will apply:

−	for redemption date on or before June 06, 2018, $13, or
−	for redemption date after June 06, 2018, the greater of $13.90 and the variable return (as defined in the Agreement).
−	The variable return provides for an interest rate of 14% until June 2021 and 18% thereafter.

These shares are redeemable upon the event of a public offering of IBEX Holdings Limited or a liquidation event (as explained above), whichever comes earlier. Upon such events these shares will cease to exist as an equity item and will be recognized as a debt liability. 17Capital Fund has a limited right to transfer these preference shares to TRGI up until an IPO. In the event that 17Capital excercises this option, the subsidiary will register TRGI as the holders of record for these preference shares.

15.	NON-CONTROLLING INTERESTS

Summarized financial information in respect of each of the Holding Company’s subsidiaries that has material non-controlling interests (“NCI”) is set out below: The summarized financial information below represents amounts before intra-group eliminations.

	June 30, 2016
	(US$’000)
	IBEX	DGS	e-Telequote
NCI Percentage %	29%	50%	20%
Non-current assets	42,593	4,582	7,582
Current assets	65,121	8,406	4,479
Non-current liabilities	14,676	4,621	—
Current liabilities	63,912	7,908	25,275
Net assets attributable NCI	7,373	(1,082)	(2,648)
Revenue	255,510	47,752	16,171
Profit / (loss) for the year	6,928	(6,458)	2,542
Profit / (loss) attributable to NCI	2,009	(3,229)	508
Other comprehensive income / (loss) attributable to NCI	25	(49)	—
Total comprehensive income / (loss) attributable to NCI	2,034	(3,278)	508
Dividend paid to NCI	(1,365)	(922)	—

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

In December 2016, the predecessor parent company TRGI paid $15.8 million to acquire the remaining 29% equity interest in IBEX Global Solutions plc; the carrying amount of the noncontrolling interests acquired was $6.3 million, resulting in an excess of consideration paid recognised in equity of $9.5 million.

In December 2016, the predecessor parent company TRGI paid $7.4 million to acquire a 36.5% equity interest in DGS; the carrying amount of the noncontrolling interests acquired was ($1.0 million), resulting in an excess of consideration paid recognised in equity of $8.4 million.

In April 2017, the Holding Company issued 360,184 common shares to Mr. Jeffrey Cox in return for his 13% equity interest in DGS as disclosed in note 14.2; the carrying amount of the noncontrolling interests acquired was ($0.5 million), resulting in an excess of consideration paid recognised in equity of $3.4 million.

In April 2017, the Holding Company issued 533,818 common shares to Mr. Anthony Solazzo in return for his 20% equity interest in ETQ as disclosed in note 14.2; the carrying amount of the noncontrolling interests acquired was ($2.4 million), resulting in an excess of consideration paid recognised in equity of $8.1 million.

16.	BORROWINGS
	Note	June 30, 2017	June 30, 2016	July 1, 2015
		(US$’000)
Obligation under finance leases	16.1	5,943	9,669	10,889
Long-term other borrowings	16.2	17,468	12,007	7,447
Line of credit	16.3	23,707	18,906	5,637
Private placement notes	16.4	9,130	—	5,550
		56,248	40,582	29,523
Less: Current portion of;
− obligation under finance leases	16.1	(3,224)	(3,579)	(3,730)
− long-term other borrowings	16.2	(5,536)	(5,892)	(3,196)
− line of credit	16.3	(23,707)	(18,906)	(5,637)
− private placement notes	16.4	(9,130)	—	(5,550)
		(41,597)	(28,377)	(18,113)
		14,651	12,205	11,410
16.1	Obligation under finance leases
	June 30, 2017
	Minimum lease payments	Present value of payments
	(US$’000)
Within one year	3,532	3,224
After one year but not more than five years	2,914	2,719
Total minimum lease payments	6,446	5,943
Less: amounts representing finance charges	(503)	—
Present value of minimum lease payments	5,943	5,943
Less: current portion shown under current liabilities	(3,224)	(3,224)
	2,719	2,719

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

	June 30, 2016
	Minimum lease payments	Present value of payments
	(US$’000)
Within one year	4,169	3,579
After one year but not more than five years	6,598	6,090
Total minimum lease payments	10,767	9,669
Less: amounts representing finance charges	(1,098)	—
Present value of minimum lease payments	9,669	9,669
Less: current portion shown under current liabilities	(3,579)	(3,579)
	6,090	6,090
	July 1, 2015
	Minimum lease payments	Present value of payments
	(US$’000)
Within one year	4,358	3,730
After one year but not more than five years	8,079	7,159
Total minimum lease payments	12,437	10,889
Less: amounts representing finance charges	(1,548)	—
Present value of minimum lease payments	10,889	10,889
Less: current portion shown under current liabilities	(3,730)	(3,730)
	7,159	7,159

Various subsidiaries in the Group hold assets subject to finance leases. These lease arrangements have interest rates ranging from 5% to 10% (June 30, 2016: 6% to 8% and June 30, 2015: 5% to 10%) per annum. At the end of the lease term, the ownership of the assets shall be transferred to the respective entities against security deposits paid.

16.2	Long-term other borrowings
	Note	June 30, 2017	June 30, 2016	July 1, 2015
		(US$’000)
Financial Institutions
IBM Credit LLC	16.2.1	890	3,497	6,015
CIT Finance LLC	16.2.2	90	751	1,432
PNC Bank, N.A.	16.3.1	2,265	1,759	—
PNC Term loan	16.3.1	14,223	6,000	—
		17,468	12,007	7,447
Less: Current portion of long-term other borrowings		(5,536)	(5,892)	(3,196)
		11,932	6,115	4,251
16.2.1	In June 2014, the Group entered into a $3.3 million three-year financing agreement ("IBM Agreement") with IBM Credit LLC ("IBM") to finance the purchase of software licenses (under a Select Agreement) from Microsoft Corporation ("Microsoft"). Also in June 2014, the Group entered into a three-year Enterprise

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

Agreement with Microsoft for the use of certain cloud software services for approximately $1.1 million in year one, with minimum service commitments of approximately $50,000 in each of years two and three. The monthly financing payments under the IBM Agreement are approximately $103,000 per month for 36 months which began in July 2014.

16.2.2	In addition, the Group has financed the purchase of various property and equipment and software during the fiscal year 2017, 2016 and 2015 with CIT Finance LLC ("CIT"), IBM and PNC. As of June 30, 2017 and 2016 and July 1, 2015, the Group has financed $9.1 million, $12.2 million and $9.8 million, respectively, of assets at interest rates ranging from 6% to 8% per annum.
16.3	Line of credit
	Note	June 30, 2017	June 30, 2016	July 1, 2015
		(US$’000)
PNC Bank, N.A.	16.3.1	20,907	17,025	3,274
Seacoast Business Funding	16.3.2	304	376	571
Heritage Bank of Commerce	16.3.3	2,496	1,505	1,792
		23,707	18,906	5,637
16.3.1	In November 2013, the Group's subsidiary TRG Customer Solutions, Inc. entered into a three-year $35 million revolving credit facility (as amended, the “PNC Credit Facility”) with PNC Bank, N.A. (“PNC”). In June 2015, the amount of availability under the PNC Credit Facility was increased to $40 million, with an additional $10 million of incremental availability (subject to PNC’s approval and satisfaction of conditions precedent), and the maturity date of the PNC Credit Facility was extended to May 2020. The line of credit balance as of June 2017 is $20.9 million (June 2016 $17.0 million) as presented in note 16.2. In June 2016, the PNC Credit Facility was amended to add a Term Loan A of $6.0 million, which was drawn down in full, and a Term Loan B of $4.0 million (subject to satisfaction of conditions precedent), which was never drawn down and cancelled. In addition, the PNC Credit Facility was amended in June 2016 to include a $3.0 million non-revolving line of credit for purchases of equipment, which was drawn down in full. The balance of this line as of June 2017 is $2.3 million (June 2016 $1.8 million) as presented in note 16.2. In November 2016, the PNC Credit Facility was amended by adding a Term Loan C of $16.0 million which was drawn down in full with $6.0 million applied to repay in full Term Loan A. Term Loan C is required to be repaid in 54 equal monthly installments (commencing six months after the drawdown date). The term loan balance as of June 2017 is $14.2 million (June 2016 $6 million) as included in note 16.2. Borrowings under the PNC Credit Facility bear interest at LIBOR plus a margin of 1.75% and/or at the PNC Commercial Lending Rate for domestic loans. In this agreement, TRG Customer Solutions, Inc. derived value from the choice of interest rates, depending on the rate selected. This value changes in response to the changes in the various interest rates alternatives. Thus, a derivative is embedded within the loan commitment. The part of the value associated with the loan commitment derivative (the embedded derivative part) is derived from the potential interest rate differential between the alternative rates.
16.3.2	In July 2011, a subsidiary of the Group, iSky, Inc. entered into a purchasing agreement (the "Seacoast Receivables Financing Agreement”) with the predecessor to Seacoast National Bank (“Seacoast”). Pursuant to the Seacoast Receivables Financing Agreement, Seacoast provides payment to iSky, Inc. for up to $1.5 million of accounts receivable owed to iSky, Inc. All payments from Seacoast to iSky, Inc. are subject to a discount of 1.0% for receivables outstanding 30 days or less and an additional 0.5% for each additional 15 days that such receivable is outstanding. The average discount during the fiscal year ended

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

June 30, 2017 was approximately 1.5% of net sales. Under the Seacoast Receivables Financing Agreement, Seacoast may also advance an amount up to 85% of iSky, Inc.’s receivables to iSky, Inc. at a rate of LIBOR plus 7.0%.

The Seacoast Receivables Financing Agreement requires iSky, Inc. to sell $0.2 million of receivables per month to Seacoast, subject to a penalty based on the discount fee if such minimum is not met. The Seacoast Receivables Financing Agreement is automatically renewed for successive 12-month periods unless terminated in accordance with its terms.

16.3.3	In March 2015, the subsidiaries of the Group, Digital Globe Services, Inc., Telsat Online Inc. and DGS EDU, LLC entered into a one-year $3.5 million revolving credit facility (as amended, the “HBC Credit Facility”) with Heritage Bank of Commerce (“HBC”). In March 2016, the HBC Credit Facility was amended to increase the credit line capacity to $5.0 million and extend its maturity date until March 31, 2018, subject to collateral review. As of June 30, 2017, $2.5 million of indebtedness was outstanding under the HBC Credit Facility.

Borrowings under the HBC Credit Facility bear interest at the Prime Rate plus a margin of 2.50%. Amounts owed under the HBC Loan Facility are secured by our substantially all of the borrowers’ assets.

Availability of amounts under the HBC Credit Facility is subject to the achievement of EBITDA (as defined in the HBC Loan Agreement) of at least $750,000 by Digital Globe Services, Inc., Telsat Online Inc., and DGS EDU, LLC for the trailing six months ending on each quarter end during the term of the facility.

The HBC Credit Facility also contains negative covenants limiting mergers and consolidations, acquisitions and sales of assets, liens, the making of loans and guarantees and dividends, storage of inventory, and payments of subordinated debt, which are subject to exceptions and qualifications.

The HBC Credit Facility contains customary events of default, including payment default, failure to comply with covenants or other obligations, material misrepresentations, events which have a material adverse effect, certain bankruptcy events, and changes of control. At June 30, 2017, the borrowers under the HBC Credit Facility were fully compliant with the reporting and financial covenants except for certain events of default for six-month rolling adjusted EBITDA covenants for June 2016, September 2016 and June 2017. Under the terms of the loan agreement, such defaults give HBC the right to call for immediate repayment of the balance owed. HBC has waived these defaults on September 30, 2016, December 14, 2016 and September 1, 2017 respectively.

16.4	In February 2015, the Group's subsidiary e-Telequote Insurance, Inc. issued $5.0 million aggregate principal amount of 18.0% senior secured notes due February 19, 2016, guaranteed by TRGI and the Group's subsidiary e-Telequote Plc (the "2015 ETQ Notes"), to a consortium of private investors. An additional $1.1 million aggregate principal amount of 2015 ETQ Notes was issued in two tranches in June and July 2015. In February and April, 2016, e-Telequote Insurance, Inc. issued $10.0 million aggregate principal amount of 15.0% senior secured notes due February 19, 2017, guaranteed by TRGI and e-Telequote Plc (the "2016 ETQ Notes"), to a consortium of private investors. The proceeds of the issuance of the 2016 ETQ Notes were used to repay the 2015 ETQ Notes and for working capital purposes. The 2016 ETQ Notes were prepaid by e-Telequote Insurance, Inc. in June 2016 with the proceeds of $10.0 million of borrowings by e-Telequote Plc under a loan agreement with TRGI dated as of June 20, 2016 (which on June 30, 2016 were converted into an equivalent principal amount of convertible

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

loan notes under the convertible loan agreement referred to in note 17). In June 2017, e-Telequote Insurance, Inc. issued $9.1 million aggregate principal amount of 12.0% Senior Secured Notes due June 12, 2018 (the "2017 ETQ Notes"), guaranteed by TRGI, with an option of early settlement by the borrower.

17.	Related Party Loans

Under a convertible loan note agreement between a subsidiary of the Group and TRGI, these loan notes may convert into ordinary shares at the option of TRGI if there is external funding in the subsidiary in excess of $3 million. Out of total loan amount, $3.5 million was disbursed during the current year ($12.6 million during the year ended June 30, 2016). Pursuant to a deed of release dated as of June 30, 2017, $20.0 million of outstanding borrowings under the loan note agreement was cancelled, other than in respect of any interest that had accrued on the cancelled notes as at the date of cancellation, in return for the issuance of Senior Preference Shares as described in note 14.4.1 above. The loan carries interest at a rate of 15% (June 30, 2016: 15%) and the related accrued interest amounted to $6.1 (June 30, 2016: $2.4) million as at June 30, 2017. As of June 30, 2017, total loan balances included $1.0 m without conversion features (June 30, 2016: $0).

18.	OTHER NON-CURRENT LIABILITIES
	Note	June 30, 2017	June 30, 2016	July 1, 2015
		(US$’000)
Deferred rent - long term		262	428	649
Defined benefit scheme	18.1	727	633	494
Phantom stock plan	23.2	74	26	161
Other		51	8	—
		1,114	1,095	1,304
18.1	Defined benefit scheme

Two of the Group subsidiaries (“the Subsidiaries”) operate an unfunded defined benefit plan for qualifying employees. Under this plan, the employees are entitled to one half month’s salary for every year of service, with six months or more of service considered as one year. One half month’s salary has been defined to include the following:

−	15 days salary based on the latest salary rate.
−	cash equivalent to 5 days service incentive leave.
−	one-twelfth of the 13th month’s pay.

An employee is entitled to retirement benefits only upon attainment of a retirement age of 60 years and completion of at least five years of previously credited service. No other post-retirement benefits are provided to these employees. The most recent actuarial valuations of the present value of the defined benefit obligation were carried out on June 30, 2017. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	June 30, 2017	June 30, 2016	July 1, 2015
Discount rate	5.00%	5.40%	4.80%
Expected rate of salary increase	3.00%	3.00%	3.00%

Amounts recognized in the consolidated statement of profit or loss and other comprehensive income in respect of defined benefit scheme are as follows:

	June 30, 2017	June 30, 2016	July 1, 2015
	(US$’000)
Current service cost	222	239	98
Interest on obligation	20	24	9
	242	263	107

The amount included in the statement of financial position in other non-current liabilities arising from defined benefit obligations is as follows:

	June 30, 2017	June 30, 2016	July 1, 2015
	(US$’000)
Present value of unfunded defined benefit obligation	727	633	494
Net liability arising from defined benefit obligation	727	633	494

The movement in the present value of the defined benefit obligation in the current period is as follows:

	June 30, 2017	June 30, 2016	July 1, 2015
	(US$’000)
Present value of defined benefit obligation at the beginning of the year	633	494	173
Foreign exchange movements	(80)	8	(11)
Current service cost	222	239	98
Interest cost	20	24	9
Actuarial loss / (gains)	(68)	(132)	225
Present value of defined benefit obligation at the end of the year	727	633	494

The historical information of the amounts for the current and previous annual periods is as follows:

	2017	2016
	(US$’000)
Present value of defined benefit obligation	727	633

The subsidiaries are yet to contribute to the plan asset as of June 30, 2017.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

19.	TRADE AND OTHER PAYABLES
	Note	June 30, 2017	June 30, 2016	July 1, 2015
	(US$’000)
Trade creditors		13,690	11,182	8,391
Accrued expenses		24,948	25,369	24,181
Provision	19.1	1,000	—	—
Others		1,411	2,350	2,547
		41,049	38,901	35,119
19.1.	Represents the provision of legal settlement during the year June 30, 2017. Please refer to note 20.1.
20.	CONTINGENCIES AND COMMITMENTS
20.1	Contingencies

The Group is subject to claims and lawsuits filed in the ordinary course of business. Although management does not believe that any such proceedings will have material adverse effect going forward, no assurances to that effect can be given based on the uncertainty of litigation and demands of third parties.

20.1.1	The significant claims or legal proceedings against subsidiaries of the Group are as follows:

In November 2014, a group of current and former employees filed a collective action under the US Fair Labor Standards Act (“FLSA”) and Tennessee law in the US District Court of Tennessee against TRG Customer Solutions, Inc. d/b/a IBEX Global Solutions, alleging that such plaintiffs were forced to work “off the clock” without being paid for that time. In December 2014, a similar FLSA collection action case was filed against IBEX Global Solutions in the US District Court for the District of Columbia. In February 2015, the two cases were consolidated in Tennessee and the plaintiffs agreed to submit all claims to binding arbitration before the American Arbitration Association. Presently, there are approximately 3,500 individuals who have opted into the FLSA class action claims, and there are pending wage and hour class action claims under Oregon, Pennsylvania, and Tennessee state laws involving approximately 25,000 potential class action claimants. State class certification motions are currently due to be filed in November 2017. Discovery and internal investigations into this matter are ongoing. The plaintiffs have not identified the amount of damages sought at this time, and the management cannot reasonably determine such damages at this time. We intend to vigorously defend this action and have made a reserve against this matter of $1,000,000 reflecting the cost of defense.

In June 2017, the plaintiffs’ lawyers in the above matter filed a tag-along nationwide collective action in Tennessee federal court, asserting FLSA and state law wage and hour class action claims. In August 2017, the court found that all such class action claims are precluded by class action waivers signed by the named plaintiffs as a condition of their employment with IBEX Global Solutions and directed the parties to meet and confer to arbitrate plaintiffs’ individual claims before the American Arbitration Association. In November 2017, the Court granted IBEX’s motion to compel arbitration of those plaintiffs who have signed class action waivers, but allowed the plaintiff to amend their complaint with any plaintiffs they allege to have not signed a class action waiver. We intend to vigorously defend this action and have not made any reserve given that the probability for liability or settlement, as well as the amount of any damages, are not estimable at this time.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

In June 2017, a group of current and former employees filed a lawsuit against IBEX Global Solutions in Tennessee federal court alleging wage and hour claims under the FLSA and various state laws. On August 21, 2017, the management filed a motion to dismiss the class allegations and to compel arbitration of the individual claims. In November 2017, the Court granted IBEX’s motion to compel arbitration, but allowed the plaintiff to amend their complaint with any suitable plaintiffs to the extent they exist. We intend to vigorously defend this action and have not made any reserve given that the probability for liability or settlement, as well as the amount of any damages, are not estimable at this time.

20.2	Commitments
20.2.1	IBEX Global Solutions Limited has an annual telecommunication service commitment with two of its carriers. The carrier agreement was signed in January 2015 for a three-year term with the minimum annual commitment for $0.6 million. The agreement has a provision for an early termination at its one-year anniversary with a sixty day written notice. A second carrier agreement was signed in July 2016 for a three-year term with minimum annual commitment for $0.69 million.
20.2.2	IBEX Global Solutions Limited is also subject to early termination provisions in certain telecommunications contracts, which if enforced by the telecommunications providers, would subject IBEX Global Solutions to the obligation to pay early termination fees. To date, these early termination provisions have not been triggered by IBEX Global Solutions.
20.3	Operating leases

Certain Group companies have access to computer equipment, software, office facilities, furniture and fixtures and office premises under operating lease arrangements. Rent expense is recognized on a straight-line basis over the life of the lease term. Future minimum lease rentals under operating leases subsequent to the reporting period are as follows:

	June 30, 2017	June 30, 2016	July 1, 2015
	(US$’000)
Within one year	10,002	8,288	7,394
After one year but not more than five years	18,601	17,433	17,651
More than five years	663	—	605
	29,266	25,721	25,650

Rental expenditure for the year ended June 30, 2017 was approximately $11.75 (June 30, 2016: $10.89) million.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

21.	FINANCE EXPENSES
	June 30, 2017	June 30, 2016
	(US$’000)
Interest on borrowings	5,278	3,671
Factoring fees	139	69
Finance charges on leased assets	873	1,038
Bank charges	103	352
	6,393	5,130
22.	INCOME TAXES
	June 30, 2017	June 30, 2016
	(US$’000)
The major components of income tax expense are:
Current tax expense for the year	652	1,270
Deferred tax (income) / expense for the year	(357)	591
	295	1,861

The Group’s U.S. tax provision includes the following U.S. entities: TRG Customer Solutions, Inc. (d/b/a IBEX Global Solutions), Digital Globe Services, Inc., iSky Inc. and e-Telequote Insurance, Inc. which file separate income tax returns in the US. Additionally, included in the group provision are various foreign subsidiaries located in UK, EU, Canada, Pakistan, Senegal, and Philippines. These entities file tax returns in their respective jurisdictions. No tax provision has been calculated for holding companies (the Holding Company, IBEX Global Limited and Etelequote Limited), as they are Bermuda based and there is no corporate income tax in Bermuda.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as net operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates that will apply to taxable income in the periods the deferred tax item is expected to be settled or realized. The tax effects of the Group’s temporary differences and carry forwards are as follows:

Tax effect of deductible / (taxable) temporary differences

	June 30, 2017	June 30, 2016	July 1, 2015
	(US$’000)
Deductible temporary differences:
− Provisions and write-offs against accounts receivable	1,409	454	193
− Unpaid accrued expenses / compensation	3,946	2,633	1,964
− Deferred revenue and credits	101	342	89
− Net operating losses	19,073	17,171	11,326
− Property, plant and equipment	40	55	35
− Intangible assets	1,136	1,368	1,279
	25,705	22,023	14,886
Unrecognized deferred tax assets	(12,527)	(13,397)	(9,568)
	13,178	8,626	5,318
Set off of tax	(8,788)	(5,310)	(2,890)
Deferred tax assets - net	4,390	3,316	2,428

Taxable temporary differences:
− Property, plant and equipment	—	(739)	(1,032)
− Development costs	(421)	(634)	(799)
− Deferred revenue	(12,461)	(7,358)	(3,108)
− Intangible assets	(1,245)	(1,201)	(1,094)
	(14,127)	(9,932)	(6,033)
Set off of tax	8,788	5,310	2,890
Deferred tax liability - net	(5,339)	(4,622)	(3,143)

A deferred tax asset has not been recognized for the following gross amounts:

	June 30, 2017	June 30, 2016	July 1, 2015
	(US$’000)
Unused tax losses	48,622	41,760	25,612
Net (taxable) / deductible temporary differences	(10,218)	(3,406)	2,298
Unused tax losses and deductible differences - unrecognized	38,404	38,354	27,910

Deferred tax asset arising on the above noted deductible temporary differences and unused tax losses has not been recognized in these consolidated financial statements, as the management is of the prudent view that it is not probable that sufficient taxable profit will be available in the foreseeable future against which

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

these deductible temporary differences and unused tax losses can be utilized. Other factors considered include cumulative losses in recent years and non-existence of future reversals of existing taxable temporary differences. The unused tax losses will begin to expire in 2027. The deductible temporary differences can be carried forward indefinitely.

At as June 30, 2017, the Group’s US federal and state net operating loss carry forwards for income tax purposes are $42.6 (June 30, 2016: $39.0) million and $48.0 (June 30, 2016: $43.1) million, respectively, which will begin to expire in 2029. The Group’s Canadian subsidiary has a net operating loss carry forward of $1.9 million (June 30, 2016: $1.8) million, expiring over the period 2027 through 2036. The Group’s European subsidiaries have net operating loss carry forwards of $9.0 million (June 30, 2016: $7.3) million. These amounts are based on the income tax returns filed for the year ended June 30, 2016 and estimated amounts for the year ended June 30, 2017.

The Group is subject to income tax in several jurisdictions and significant judgement is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Group recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. The Group believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

There are no income tax consequences attached to the payment of dividends by the Group to its shareholders.

Reconciliation of effective tax rate

Below is a reconciliation of tax expense and the accounting profit. As group’s key income generating operations are based in the US, United States federal income tax rate of 34% is used for the purpose of this reconciliation:

	June 30, 2017	June 30, 2016
	(US$’000)
(Loss ) / profit for the period	(9,013)	1,571
Income tax expense	295	1,861
Net (loss) / profit excluding income tax	(8,718)	3,432

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

	June 30, 2017	June 30, 2017	June 30, 2016	June 30, 2016
	(%)	(US$’000)	(%)	(US$’000)
Income tax (benefit) / expense using the applicable tax rate	34%	(2,965)	34%	1,167
State taxes (net of federal tax effect)	4%	(328)	6%	200
Effect of tax and exchange rates in foreign jurisdictions	-41%	3,562	-35%	(1,202)
Non-deductible expenses / exempt income	-9%	785	-70%	(2,393)
Prior year provision / other items	-1%	110	8%	260
Change in unrecognized temporary differences	10%	(869)	112%	3,829
	-3%	295	54%	1,861
23.	SHARE OPTION PLANS

As at June 30, 2017, the Group maintained the following equity incentive plans: IBEX Pre-IPO stock plan 2013, IBEX Post-IPO stock plan 2013, IBEX group Phantom stock option plan (a cash settled share-based payment), e-Telequote stock option plan and DGS Limited stock option plan. Upon the reorganization under the ambit of common control combination the holders of options in Digital Globe Services Limited had their options substituted with options granted pursuant to a stock option plan of DGS Limited, with a view to carrying forward the essence of the original plan.

On June 20, 2017, the Holding Company adopted a 2017 Stock Option Plan to enable certain executives and employees to be granted options and restricted stock awards, up to a maximum of 2,007,498 common shares of the Holding Company.

The details of above mentioned equity incentive plans are as below:

23.1	IBEX stock plan 2013

The IBEX Stock Plan 2013 was adopted on June 4, 2013 and is comprised of a plan adopted prior to the AIM flotation of IBEX Global Solutions Limited (Pre-IPO plan) and a plan adopted after the completion of the AIM flotation on June 28, 2013 (Post-IPO plan). The Pre-IPO plan was adopted to enable certain executives and employees to be granted options by TRGI to acquire ordinary shares and restricted stock awards (TRGI Options) not to exceed the maximum of 4,301,890 shares, with 1,760,892, 1,760,892 and 4,147,174 options for ordinary shares of IBEX Global Solutions Limited held by TRGI outstanding under the Pre-IPO plan as of June 30, 2017, 2016 and 2015, respectively. The maximum allowable shares under the Post-IPO plan is 5,008,341, with 3,200,427 and 2,853,687 authorized as of June 30, 2017 and 2016, respectively, and 3,200,427, 2,750,427 and 1,879,717 options outstanding as of June 30, 2017, 2016 and 2015, respectively. When an employee leaves with unexercised stock options under the Pre-IPO plan, the ordinary shares of IBEX Global Solutions Limited underlying these options become unencumbered with respect to TRGI. In contrast, the options under the Post-IPO plan are returned to the plan for reissuance.

During the year ended June 30, 2017, the IBEX Global Solutions Limited granted 450,000 (June 30, 2016: 920,523) share options under the Post-IPO plan to its employees. There were no options granted under the Pre-IPO plan in either such fiscal year. The weighted average exercise price of options granted during fiscal year 2017 was $1.12 (FY-2016: $1.71). The options have a maximum contractual term of no longer

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

than ten years from their date of grant and vest and become exercisable over a maximum period of 48 months in accordance with terms of the grant agreement. In fiscal year 2017, nil (FY-2016: 29,888) options were exercised under Pre-IPO plan.

Expected term

The expected term of options granted is ten years. In estimating the expected term, IBEX Global Solutions Limited assumes all options will be exercised at the contractual term of the option.

Volatility

The expected volatility was determined by reference to historical data of IBEX Limited’s shares over a period of time consistent with option life. Management used an average volatility of 24.5% (June 30, 2016: 25.5%) for grant calculations for the year ended June 30, 2017.

Expected dividends

The expected average dividend yield of IBEX is 7.3% (June 30, 2016: 7.3%) for the year ended June 30, 2017.

Risk-free rate

The risk-free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The average risk-free rate used for options granted during the years ended June 30, 2017 was 1.4% (June 30, 2016: 1.9%).

	2017		2016
	Weighted average exercise price	Share options (Number)	Weighted average exercise price	Share options (Number)
	(US$)		(US$)
Options outstanding as at beginning of the year	1.78	4,511,319	1.70	6,026,891
Options granted during the year	1.12	450,000	1.71	920,523
Options exercised during the year		—	1.55	(29,888)
Options cancelled during the year		—	1.59	(2,406,207)
Options outstanding as at end of the year	1.68	4,961,319	1.78	4,511,319

Pre-IPO plan		1,760,892		1,760,892
Post-IPO plan		3,200,427		2,750,427
Options outstanding as at end of the year		4,961,319		4,511,319

Options exercisable as at end of the year		—		2,513,265

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

A summary of the stock options outstanding and exercisable as at June 30, 2017 and 2016 is as follows:

	2017
Exercise price or range US$	Options outstanding			Options exercisable
	Number	Weighted average remaining life (years)	Weighted average exercise price US$	Number	Weighted average remaining life (years)	Weighted average exercise price US$
1.07 - 3.37	4,961,319	7.03	1.68	—	—	—
	2016
Exercise price or range US$	Options outstanding			Options exercisable
	Number	Weighted average remaining life (years)	Weighted average exercise price US$	Number	Weighted average remaining life (years)	Weighted average exercise price US$
1.55 - 3.37	4,511,319	8.16	1.78	2,513,265	7.34	1.75

The weighted average grant date fair value of stock options granted during the year ended June 30, 2017 is $0.068 (June 30, 2016: $0.729). The amount recognized as share-based payment expense pertaining to this plan for the year ended June 30, 2017 is $0.1 million (June 30, 2016: $0.5 million).

23.2	IBEX group Phantom stock option plan

The Group maintains a phantom stock option plan for employees of certain subsidiaries of IBEX Global Solutions Limited.

A Phantom stock option is the right to receive upon exercise an amount equal to the difference between;

(a)	the fair market value of the share of Stock at the time of exercise; and
(b)	the exercise price of the option per share of stock.

During the year ended June 30, 2016, the subsidiaries of the Group included in this plan granted 239,864 Phantom Stock Options to their respective employees. There were no Phantom stock options granted in fiscal year 2017. The weighted average exercise price of all options granted in 2016 was $1.58 (2017: nil). The options have a maximum contractual term of no longer than ten years from their date of grant and vest and become exercisable over a maximum period of 48 months in accordance with terms of the grant agreement. In fiscal year 2016, 42,339 options were exercised under the Phantom Stock plan (2017: nil).

The grants of the Phantom stock options are treated as cash settled share-based payment transactions under IFRS 2 ‘Share-based Payment’. The fair value of the liability is measured at the end of each reporting period and settlement date and changes in fair value are recognized in the consolidated statement of profit or loss and other comprehensive income for the period. The entity uses the Black

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

Scholes option pricing model, which requires the use of certain estimates and assumptions that affect the reported amount of share-based compensation cost recognized in the profit or loss. These include estimates of the expected term of stock options, expected volatility of the entity’s shares, expected dividends and the risk-free interest rate:

Expected term

The expected term of options granted is ten years. In estimating the expected term, the subsidiary assumes all options will be exercised at the contractual term of the option.

Volatility

Management used a volatility of 27.1% (June 30, 2016: 24.5%) for measurement of fair value of options as at June 30, 2017.

Expected dividends

The expected dividend yield is 7.3% (June 30, 2016: 7.3%) for the year ended June 30, 2017.

Risk-free rate

The risk free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The risk free rate used for computation of fair value of options as at June 30, 2017 was 2.1% (June 30, 2016: 1.3%).

	2017		2016
	Weighted average exercise price	Share options (Number)	Weighted average exercise price	Share options (Number)
	(US$)		(US$)
Options outstanding as at beginning of the year	1.79	875,625	1.88	697,924
Options granted during the year		—	1.58	239,864
Options exercised during the year		—	1.55	(42,339)
Options cancelled during the year		—	1.81	(19,824)
Options outstanding as at end of the year	1.79	875,625	1.79	875,625

Options exercisable as at end of the year		—		591,130

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

A summary of the stock options outstanding and exercisable as at June 30, 2017 and 2016 is as follows:

	2017
Exercise price or range US$	Options outstanding			Options exercisable
	Number	Weighted average remaining life (years)	Weighted average exercise price US$	Number	Weighted average remaining life (years)	Weighted average exercise price US$
1.55 - 3.37	875,625	6.76	1.79	—	—	—
	2016
Exercise price or range US$	Options outstanding			Options exercisable
	Number	Weighted average remaining life (years)	Weighted average exercise price US$	Number	Weighted average remaining life (years)	Weighted average exercise price US$
1.55 - 3.77	875,625	7.78	1.79	591,130	6.98	1.77

The weighted average fair value of the Phantom stock options as at June 30, 2017 is $0.10 (June 30, 2016: $.051). For the year ended June 30, 2017, the Subsidiary recognized an expense of share-based payment amounting to $47,524 (June 30, 2016: income of $135,137) netted off in “Employee benefits expenses” in the consolidated statement of profit or loss and other comprehensive income. There were no Phantom Stock options with intrinsic value as of June 30, 2017 and 2016. The liability under the Phantom stock option plan as at June 30, 2017 and 2016 was included as other non-current liabilities in Note 18.

23.3	e-Telequote stock option plan

The e-Telequote stock plan was adopted in March 2014 to enable certain executives and employees of e-Telequote Plc to be granted options to acquire common shares of e-Telequote Plc not to exceed a maximum of 36,700,000 common shares. The exercise price of options granted during the year is $0.05 (June 30, 2016: $0.05). No options are exercisable as at the end of the year.

e-Telequote Plc estimates the fair value of its stock options on the date of grant using the Black Scholes option pricing method, which requires the use of certain estimates and assumptions that affect the reported amount of share based compensation cost recognized in the consolidated statement of profit or loss and other comprehensive income. These include estimates of the expected term of stock options, expected volatility of e-Telequote’s shares, expected dividends and the risk-free interest rate:

Expected term

The expected term of options granted during the year is 10 years.

Volatility

As e-Telequote Plc is not a listed company, estimated volatility in its share price is derived by calculating the average historical volatility of certain comparable public companies in the call center/business process outsourcing sector. Management used a volatility of 65.4% (June 30, 2016: 40%) for grant calculation as of June 30, 2017.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

Expected dividends

e-Telequote Plc does not have a history of paying dividends, nor does it anticipate paying dividends in the foreseeable future.

Risk-free rate

The risk-free rate is continuously compounded US nominal treasury rate. The risk-free rate used for options granted during the year June 30, 2017 is 1% (June 30, 2016: 1%).

	2017		2016
	Weighted average exercise price	Share options (Number)	Weighted average exercise price	Share options (Number)
	(US$)		(US$)
Options outstanding as at beginning of the year	0.05	28,600,000	0.05	33,600,000
Options granted during the year	0.05	11,100,000	0.05	1,200,000
Options exercised during the year		—		—
Options forfeited/cancelled/expired during the year	0.05	—	0.05	(6,200,000)
Options outstanding as at end of the year	0.05	39,700,000	0.05	28,600,000

Options exercisable as at end of the year	0.05	33,633,600	0.05	21,580,822

A summary of the stock options outstanding and exercisable as at June 30, 2017 and 2016 is as follows:

Exercise price or range US$	2017
	Options outstanding			Options exercisable
	Number	Weighted average remaining life (years)	Weighted average exercise price US$	Number	Weighted average remaining life (years)	Weighted average exercise price US$
0.05	39,700,000	10.00	0.05	33,633,600	10.00	0.05
Exercise price or range US$	2016
	Options outstanding			Options exercisable
	Number	Weighted average remaining life (years)	Weighted average exercise price US$	Number	Weighted average remaining life (years)	Weighted average exercise price US$
0.05	28,600,000	10.00	0.05	21,580,822	10.00	0.05

Based on the above assumptions, the amount recognized as share-based payment expense for the year ended June 30, 2017 was $2,290 (June 30, 2016: $13,792).

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

23.4	DGS Limited stock option plan

One of the subsidiaries of the Group (Digital Globe Services Limited (“DGSL”)) maintained a Stock Option Plan (“2013 Stock Plan”), which authorized the granting of stock options to employees of DGSL. Under the plan, the exercise price of each option equals the price per share that an external investor pays for its investment into DGSL.

The amount recognized as compensation cost in the consolidated statement of profit or loss and other comprehensive income for the year ended June 30, 2017 is $0.1 million (June 30, 2016: $0.5 million).

The options have a maximum contractual term of no longer than ten years from their date of grant. These options become exercisable as and when they become vested. The vesting date of options varies and depends on the terms of agreement specified in the agreement with the respective employee / director.

During the year ended June 30, 2017, all options granted under the DGSL Stock Plan 2015 were transferred to DGSL Stock Plan 2013 with similar vesting, strike price and number of options granted, the only change being the management document for the 2015 Plan being replaced by the 2013 Stock Plan. Subsequently the options granted under the 2013 Stock Plan were transferred to the “DGS Limited Stock Option Plan”.

Eligibility

Options may be granted under the DGS Limited stock option plan at the discretion of the board of DGS Limited or a committee of the board of DGS Limited to employees and directors.

Scheme limit

The number of grants that may be made pursuant to the DGS Limited stock option plan are limited in the aggregate to 2,645,567 ordinary shares of DGS Limited.

Grant of options

Options may be granted at any time, at the discretion of the board of DGS Limited or a committee of the board of DGS Limited provided that the grant of such DGS Limited stock option would not breach the terms of any share dealing or corporate governance code adopted by the DGS Limited from time to time or applicable or regulation, or exceed the number of shares authorized and reserved for the DGS Limited stock option plan.

Amendment and Termination

The DGS Limited stock option plan may be altered or terminated at any time, save that a termination or amendment which materially and adversely affects or impairs the rights of subsisting Option holders shall not be made unless the Option holder consents.

Change of Control

In the event of a change of control of DGS Limited, the administrator of the DGS Limited stock option plan has discretion as to how such options are determined.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

During the year ended June 30, 2017, nil (June 30, 2016: 149,812) share options were granted to employees of DGS Limited under the stock option plan. The options have a maximum contractual term of no longer than ten years from their date of grant and vest and become exercisable over a maximum period of 36 months in accordance with terms of the grant agreement. A total of 87,784 (June 30, 2016: 498,918) options have been exercised as at 30 June 2017.

DGS Limited estimates the fair value of its stock options on the date of the grant using the Black Scholes option pricing method, which requires the use of certain estimates and assumptions that affect the reported amount of share based compensation cost recognized in the consolidated statement of profit or loss and other comprehensive income. These include estimates of the expected term of stock options, expected volatility of the DGS Limited’s shares, expected dividend and the risk-free interest rate.

Expected term

The expected term of options granted during the year ended June 30, 2017 is 3 years (June 30, 2016: 3 years). In estimating the expected term, DGS Limited applied the “simplified method,” which assumes all options will be exercised midway between the vesting date and the contractual term of the option.

Volatility

Management used a volatility of 83.97% (June 30, 2016: 83.97%) for grant calculations for the year ended June 30, 2017.

Expected dividends

The expected dividend yield is 4.20% (June 30, 2016: 4.20%) for the year ended June 30, 2017.

Risk-free rate

The risk free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The risk free rate used for options granted during the year ended June 30, 2017 is 2.01% (June 30, 2016: 2.01%).

	2017		2016
	Weighted average exercise price	Share options	Weighted average exercise price	Share options
	(US$)	(Number)	(US$)	(Number)
Options outstanding as at beginning of the year	1.63	1,565,733	1.84	2,194,508
Options granted during the year		—	0.01	149,812
Options exercised during the year	0.30	(87,784)	0.40	(147,374)
Options forfeited / cancelled / expired during the year	2.11	(346,219)	2.28	(631,213)
Options outstanding as at end of the year	1.50	1,131,730	1.63	1,565,733
Options exercisable as at end of the year	1.80	737,308	2.12	868,460

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

A summary of the stock options outstanding and exercisable as at June 30, 2017 and 2016 is as follows:

2017
Exercise price or range	Options outstanding			Options exercisable
		Weighted average remaining life	Weighted average exercise price		Weighted average remaining life	Weighted average exercise price
US$	Number	(years)	US$	Number	(years)	US$
0.01 - 3.01	2	6.46	1.50	2	6.09	1.80
2016
Exercise price or range	Options outstanding			Options exercisable
		Weighted average remaining life	Weighted average exercise price		Weighted average remaining life	Weighted average exercise price
US$	Number	(years)	US$	Number	(years)	US$
0.01 - 3.01	1,565,733	8.34	1.63	868,460	7.3	2.12

There were no stock options granted during the year ended 30 June 2017 (June 30, 2016: 149,812). The amount recognized as share-based payment expense pertaining to this plan for the year ended June 30, 2017 is $0.1 million (June 30, 2016: $0.5 million).

As at June 30, 2017, there was $0.2 million (June 30, 2016: $0.3 million) of total unrecognized compensation cost related to 394,422 (June 30, 2016: 697,273) unvested stock options granted under the Plan with weighted average grant date fair value of $0.94 (June 30, 2016: $2.36) per share. That cost is expected to be recognized over a weighted average period of 7.2 years (June 30, 2016: 6.6 years). The total fair value of shares vested during the years ended June 30, 2017 was $0.1 million (June 30, 2016: $0.5 million).

DGS Limited currently uses authorized and unissued shares to satisfy share award exercises.

24.	(LOSS) / EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Holding Company by the weighted average number of ordinary shares in issue during the year. On the basis that the pooling of interests approach has been applied in the preparation of these financial statements, earnings per share has been calculated and presented as if the number of shares in issue following the reorganization of the Group had been in issue throughout the periods presented. Diluted earnings per share is calculated by dividing the profit attributable to equity holders of the Holding Company by the weighted average number of ordinary shares in issue and the potential ordinary shares.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

There were no options over the Holding Company’s stock as of June 30, 2017 and 2016. Consequently, there is no difference between basic loss / earnings per share and diluted loss / earnings per share.

	June 30, 2017	June 30, 2016
	(US$’000)
(Loss) / profit attributable to equity holders of the Holding Company	(7,764)	2,263

	(Shares)
Weighted average number of ordinary shares - basic	12,500,002	12,500,002

	(US$)
Basic (loss) / earnings per share	(0.62)	0.18

	(Shares)
Weighted average number of ordinary shares - diluted	12,500,002	12,500,002

	(US$)
Diluted (loss) / earnings per share	(0.62)	0.18
25.	DIVIDEND DISTRIBUTION

IBEX Holdings Limited has not declared or paid any dividends. During the year ended June 30, 2017, one of the subsidiaries of the group declared a dividend of $2.6 million, which was payable in full to the predecessor parent company TRGI. During the year ended June 30, 2016, two of the subsidiaries of the group declared dividends totalling $6.6 million, of which $4.3 million was payable to TRGI and $2.3 million was payable to minority shareholders outside of the group.

26.	FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES

Financial risk management

The Group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and currency risk), credit risk and liquidity risk. The Board of Directors has the overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in the market conditions and the Group’s activities.

The Group’s Board of Directors oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

Financial instruments by category are as follows:

	June 30, 2017	June 30, 2016
	(US$’000)
Financial assets
Deposits	1,809	3,100
Trade receivables	47,590	54,443
Due from related parties	597	651
Cash and cash equivalents	21,321	9,451
	71,317	67,645

Financial liabilities
Borrowings	57,948	58,751
Trade and other payables	25,386	21,021
Due to related parties	10,617	5,781
	93,951	85,553
26.1	Market risk
26.1.1	Interest rate risk

The Group’s exposure to market risk for changes in interest rates relates primarily to the cash and bank balances and credit facilities. Borrowings under the PNC Credit Facility bear interest at LIBOR plus 1.75% or the PNC Commercial Lending Rate for domestic loans and, in the case of Term Loan C, LIBOR plus a margin of 4.0%. Borrowings under the HBC Loan Facility bear interest at the Prime Rate plus 2.50%. Other than a floating to fixed interest-rate swap entered into in August 2016 to hedge the interest rate risk on the Term Loan A under the PNC Credit Facility, the Group does not use derivative financial instruments to hedge its risk of interest rate volatility.

Based on the Group’s debt position as of June 30, 2017 and taking into account the impact of the interest-rate swap referred above; a 1% change in interest rates would impact the finance costs by $0.7 (June 30, 2016: $0.5) million.

26.1.2	Foreign currency exchange risk

The Group serves many of our U.S.-based clients using contact center capacity in various countries such as Philippines, Pakistan, Nicaragua and Jamaica. Although contracts with these clients are typically priced in U.S. dollars however a substantial portion of related costs is denominated in the local currency of the country where services are provided, resulting in foreign currency exposure which could have an impact on our results of operations. Our primary foreign currency exposures are in Philippine Peso and Pakistan Rupee; to a lesser extent, we have exposures in Euro, Pound Sterling, CFA Franc (XOF), Nicaraguan Cordoba, Jamaican Dollar, Canadian Dollar and Emirati Dirham. There can be no assurance that we can take actions to mitigate such exposure in the future, and if taken, that such actions will be successful or that future changes in currency exchange rates will not have a material adverse impact on our future operating results. A significant change in the value of the U.S. Dollar against the currency of one or more countries where we operate may have a material adverse effect on our financial condition and results of operations.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

Foreign currency exchange risk arises mainly where receivables and payables exist due to transactions entered into in foreign currencies. As such, the management believe that, the Group is exposed to the following foreign currency exchange risks:

−	Transaction foreign currency risk is the exchange risk associated with the time delay between entering into a contract and settling it. Greater time differences exacerbate transaction foreign currency risk, as there is more time for the two exchange rates to fluctuate.
−	Translation foreign currency risk is the risk that the Group’s non-U.S. Dollar assets and liabilities will change in value as a result of exchange rate changes. Monetary assets and liabilities are valued and translated into U.S. Dollars at the applicable exchange rate prevailing at the applicable date. Any adverse valuation moves due to exchange rate changes at such time are charged directly and could impact our financial position and results of operations. For the purposes of preparing the financial statements, the Group convert subsidiaries’ financial statements as follows:

Statements of financial position are translated into U.S. Dollars from local currencies at the period-end exchange rate, shareholders’ equity is translated at historical exchange rates prevailing on the transaction date and income and cash flow statements are translated at average exchange rates for the period.

With all other variables held constant, a 5.0% depreciation in the Philippine Peso against the U.S. dollar would have decreased net loss after taxation in the fiscal year ended June 30, 2017 by approximately $0.5 (June 30, 2016: $0.7) million. Conversely, a 5.0% appreciation in the Philippine Peso against the U.S. dollar would have increased net loss after taxation in the fiscal year ended June 30, 2017 by approximately $0.5 (June 30, 2016: $0.6) million. A 5.0% depreciation in Euro against the U.S. dollar would have decreased net loss after taxation in the fiscal year ended June 30, 2017 by approximately $0.1 million (June 30, 2016: increase by $0.6 million). Conversely, a 5.0% appreciation in the Euro against the U.S. dollar would have increased net loss after taxation in the fiscal year ended June 30, 2017 by approximately $0.1 million (June 30, 2016: decrease by $0.6 million). Similarly, a 5.0% depreciation in the Pakistan Rupee against the U.S. dollar would have decreased our net loss after taxation in the fiscal year ended June 30, 2017 by approximately $0.02 (June 30, 2016: decrease by $0.005) million. Conversely, a 5.0% appreciation in the Pakistan Rupee against the U.S. dollar would have increased our net loss after taxation in the fiscal year ended June 30, 2017 by approximately $0.02 (June 30, 2016: increase by $0.003) million.

26.2	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and causes the other party to incur a financial loss. The Group is exposed to credit risk on its accounts receivable mainly to the automotive, IT, medical and tourism sectors. The Group mitigates the risk by diversifying its client base in these sectors.

Financial instruments which potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, loans and advances and notes receivable. The Group’s cash and cash equivalents are held with US and foreign commercial banks. The balance at times may exceed insured limits.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

Credit rating wise breakup of bank balances:

	June 30, 2017	June 30, 2016
	(US$’000)
AA	1,053	1,064
AA-	6,781	1,459
A-1+	391	253
A-1	157	12
A+	9,411	3,089
A	228	82
A-	1,413	2,489
A2	25	105
A3	1,242	—
BBB+	3	18
BBB	—	723
BBB-	68	79
Non-rated	549	78
	21,321	9,451

The maximum exposure to credit risk is as follows:

	June 30, 2017	June 30, 2016
	(US$’000)
Financial assets
Deposits	1,809	3,100
Trade receivables	47,590	54,443
Due from related parties	597	651
Cash and cash equivalents	21,321	9,451
	71,317	67,645

The Group has the following exposure to concentration of credit risk with clients representing greater than 5% of the consolidated revenue or receivable balances:

	2017
	Revenue		Trade debts gross
	Amount in US$’000	% of total	Amount in US$’000	% of total
Client 1	86,006	26%	11,682	23%
Client 2	66,453	20%	5,641	11%
Client 3	42,574	13%	6,566	13%
	195,003	58%	23,889	47%
Others	139,001	42%	27,359	53%
	334,034	100%	51,248	100%

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

	2016
	Revenue		Trade debts gross
	Amount in US$’000	% of total	Amount in US$’000	% of total
Client 1	104,869	32%	16,140	28%
Client 2	51,016	16%	14,083	25%
Client 3	47,786	15%	5,804	10%
	203,671	63%	36,027	63%
Others	119,345	37%	20,905	37%
	323,016	100%	56,932	100%

The ageing of trade debtors which are not considered as impaired as at year end is as follows:

	June 30, 2017	June 30, 2016
	(US$’000)
Dues 0 to 30 days	42,014	50,773
Dues 31 to 60 days	3,517	1,477
Dues 61 to 90 days	507	1,045
Dues 91 to 180 days	2,739	2,245
Dues over 180 days	2,471	1,392
Less: Provision for doubtful debts	(3,658)	(2,489)
	47,590	54,443

The Group does not hold any collateral against these assets.

Financial assets other than trade debts do not contain any impaired or non-performing assets.

26.3	Liquidity risk

The Group’s policy is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due. To achieve this aim, it seeks to maintain cash balances (or agreed facilities) to meet expected requirements for a period of at least 45 days. The Board receives cash flow projections on a quarterly basis as well as information regarding cash balances and investments. The liquidity risk of each group entity is managed at the entity level. Where facilities of group entities need to be increased, approval must be sought by the entity’s CFO. Where the amount of the facility is above a certain level, agreement of the Group CFO and the board is needed.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

The following table presents liquidity analysis as of June 30, 2017 and 2016:

	June 30, 2017
	Less than 1 Year	1-3 Years	4-5 Years	Total
	(US$‘000)
Deposits	505	1,304		1,809
Trade receivables	47,590	—	—	47,590
Due from related parties	597	—	—	597
Cash and cash equivalents	21,321	—	—	21,321
	70,013	1,304	—	71,317
Obligation under finance leases	3,532	2,914	—	6,446
Long-term borrowings	6,210	9,078	3,642	18,930
Line of credit	23,707	—	—	23,707
Private placement notes	10,226			10,226
Convertible loan note	1,955	—	—	1,955
Trade and other payables	25,386	—	—	25,386
Due to related parties	10,617	—	—	10,617
	81,633	11,992	3,642	97,267
Net liquidity position	(11,620)	(10,688)	(3,642)	(25,950)
	June 30, 2016
	Less than 1 Year	1-3 Years	4-5 Years	Total
	(US$‘000)
Deposits	754	2,346	—	3,100
Trade receivables	54,443	—	—	54,443
Due from related parties	651	—	—	651
Cash and cash equivalents	9,451	—	—	9,451
	65,299	2,346	—	67,645
Obligation under finance leases	4,230	6,538	—	10,768
Long-term borrowings	6,410	6,398	—	12,808
Line of credit	18,906	—	—	18,906
Convertible loan note	20,894	—	—	20,894
Trade and other payables	21,021	—	—	21,021
Due to related parties	5,781	—	—	5,781
	77,242	12,936	—	90,178
Net liquidity position	(11,943)	(10,590)	—	(22,533)

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

27.	TRANSACTIONS WITH RELATED PARTIES

Related parties of the Group comprise of related entities, staff retirement funds, directors and key management personnel. A “related entity” is an entity that TRGI has control or significant influence over.

27.1	Reorganization transaction

Management considers the Reorganization Transaction to be a transaction between entities under common control as all of the combining entities or businesses were ultimately controlled by TRGI both before and after the Reorganization Transaction and such control was not transitory.

As described in note 1.1, commencing in April 2017, TRGI undertook a series of transactions (“the Reorganization Transaction”). The principal steps in the Reorganization Transaction are described below:

−	TRGI incorporated the Holding Company, IBEX Global Limited, DGS Limited and Etelequote Limited as exempted companies with limited liability under the laws of Bermuda. TRGI then contributed to the Holding Company 100% of its equity interests in above newly incorporated companies (“the Continuing Business Entities”), as a result of which those three entities became wholly-owned subsidiaries of the Holding Company.
−	TRGI contributed to the Holding Company a portion of its equity interest in each of the predecessor intermediate holding companies for the Continuing Business Entities sufficient to confer control over those holding companies. The Holding Company in turn contributed those equity interests downstream to the Continuing Business Entities. In addition, TRGI contributed to the Holding Company controlling equity interests in iSky, Inc. and iSky Technologies Canada, Inc., which is directly held by the Holding Company. In consideration of the contribution of these equity interests by TRGI, the Holding Company issued 4,749,860 of its common shares to TRGI.
−	Mr. Jeffrey Cox, the chief executive officer of Digital Globe Services Limited, contributed to DGS Limited his entire equity interest in Digital Globe Services Limited in exchange for a number of shares in DGS Limited that gave him an indirect beneficial ownership interest in Digital Globe Services Limited equivalent to that which he held before that exchange.
−	In order to eliminate an approximately 1.0% minority interest in Digital Globe Services Limited remaining after its December 2016 going-private transaction and delisting from the AIM segment of the London Stock Exchange, DGS Limited purchased all of the assets of Digital Globe Services Limited for a total purchase price of $21,402,598, of which $185,900 was paid in cash and $21,216,653 was paid in the form of a promissory note in that principal amount (“DGS Limited Note”). Upon the closing of that asset purchase, Digital Globe Services Limited distributed to the approximately 1.0% minority interest the cash amount of $185,900 (such amount, on a per share basis, representing the same amount of cash consideration as would have been paid to such minority shareholders if they had accepted the December 2016 going-private offer). In addition, Digital Globe Services Limited distributed to TRGI $4,735,339 principal amount of the DGS Limited Note and made a distribution to DGS Limited of the remaining $17,027,259 principal amount of the DGS Limited Note. DGS Limited then sold its equity interest in Digital Globe Services Limited to TRGI for a nominal amount.
−	The Holding Company adopted a Certificate of Designation by which the 4,749,861 common shares issued to TRGI in the second step described above were converted into an equivalent number of

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

preference shares, which are called the “Convertible Preference Shares”. The Convertible Preference Shares have a participating dividend preference of $2.00 per share, vote with common shares on all matters; and are automatically convertible into common shares in the event of an initial public offering on the New York Stock Exchange or the NASDAQ National Market. TRGI waived any rights to preemption it had in connection with the share issuances made in the Reorganization Transaction.

−	TRGI contributed to the Holding Company its remaining equity interests in each of IBEX Global Solutions Limited, e-Telequote Plc, iSky, Inc. and iSky Technologies Canada, Inc. In addition, TRGI contributed to the Holding Company all of its interest in the $4,735,339 principal amount of DGS Limited Note described above. In consideration of these contributions, the Holding Company issued to TRGI 6,856,139 of its common shares.
−	Concurrently with the previous step, Mr. Jeffrey Cox contributed to the Holding Company all of his equity interest in DGS Limited, in exchange for 360,184 newly issued common shares of the Holding Company. In addition, Mr. Anthony Solazzo, the chief executive officer e-Telequote Plc, contributed to the Holding Company all of his equity interest in e-Telequote Plc, constituting approximately 20% of its outstanding share capital, in exchange for 533,818 newly issued common shares of the Holding Company. The number of common shares of the Holding Company issued to Messrs. Jeffrey Cox and Anthony Solazzo was determined based on the relative values of each of Digital Globe Services Limited and e-Telequote Plc. The relative values of those entities was not dependent upon the price at which common shares are being sold in this offering but rather was determined on the basis of independent third-party valuations of Digital Globe Services Limited, e-Telequote Plc and the Holding Company.

After giving effect to the above transactions (but before giving effect to the conversion of the 4,749,861 Convertible Preference Shares into common shares), TRGI holds 6,856,139, or approximately 88.5%, of the Holding Company’s outstanding common shares and (after giving effect to the conversion of the 4,749,861 Convertible Preference Shares) will hold 11,606,000, or 92.8%, of the Holding Company’s outstanding common shares.

DGS Limited entered into a “Profit Share Agreement” dated as of June 30, 2017 with Mr. Jeffrey Cox whereby, in exchange for his provision of services as chief executive officer of that entity, Mr. Cox will receive 13.93% of any cash dividends paid by DGS Limited to the Holding Company. The Profit Share Agreement terminates upon the earliest to occur of the satisfaction of any dividend preference on the Convertible Preference Shares, the conversion of all Convertible Preference Shares issued by the Holding Company into common shares, a sale of substantially all the assets of DGS Limited or its direct or indirect subsidiaries to an unaffiliated third party, a sale of all of the shares held by the Holding Company in any of Continuing Business Entities to an unaffiliated third party, a sale of substantially all of the assets held by any of IBEX Global Limited or Etelequote Limited to an unaffiliated third party, and June 30, 2018. On November 1, 2017, the Profit Share Agreement was amended to increase the profit share rate from 13.93% to 16.18%.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

27.2	Related party transactions

Material related parties balances and transactions other than reorganization transaction and those disclosed elsewhere in these consolidated financial statements, are given below:

		2017
	Relationship with related party	Service delivery revenue	Service delivery expense	Due from related parties	Due to related parties
		(US$’000)
BPO Solutions, Inc (note 27.2.1)	Related entity	—	1,942	—	3,414
Alert Communications, Inc.	Related entity	—	—	149	—
TRG Marketing Services, Inc.	Related entity	—	—	19	—
Afiniti International Holdings Limited	Related entity	129	85	240	332
TRG Holdings, LLC	Related entity	—	—	44	198
The Resource Group International Limited (note 27.2.2)	Parent	—	—	140	6,411
TRG (Private) Limited	Related entity	—	—	5	262
		129	2,027	597	10,617
		2016
	Relationship with related party	Service delivery revenue	Service delivery expense	Due from related parties	Due to related parties
		(US$’000)
BPO Solutions, Inc (note 27.2.1)	Related entity	—	2,064	16	2,806
Alert Communications, Inc.	Related entity	—	—	148	—
TRG Marketing Services, Inc.	Related entity	10	—	14	—
Afiniti International Holdings Limited	Related entity	175	41	259	177
TRG Holdings, LLC	Related entity	—	—	64	103
The Resource Group International Limited (note 27.2.2)	Parent	—	—	150	2,460
TRG (Private) Limited	Related entity	526	—	—	235
		711	2,105	651	5,781
		2015
	Relationship with related party	Due from related parties	Due to related parties
		(US$’000)
BPO Solutions, Inc (note 27.2.1)	Related entity	958	1,611
Alert Communications, Inc.	Related entity	146	—
TRG Marketing Services, Inc.	Related entity	5	—
Afiniti International Holdings Limited	Related entity	208	250
TRG Holdings, LLC	Related entity	80	55
The Resource Group International Limited (note 27.2.2)	Parent	891	972
TRG (Private) Limited	Related entity	—	14
		2,288	2,902

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

27.2.1	Service delivery revenue and expenses are incurred by the Group in the ordinary course of business. These transactions were executed on mutually agreed terms. These represent call center and back office support services provided to subsidiaries of the Group.
27.2.2	This includes accrued interest payable against convertible loan notes as discussed in note 17.
27.2.3	In connection with a corporate reorganization of the ETQ business, the Holding Company provided an indemnity to Anthony Solazzo, the CEO of the ETQ business and a shareholder of the Company, in connection with certain reorganization steps involving Mr Solazzo’s shareholding. The indemnification obligation is capped at £2.0 million. No claim under the indemnity has been made, and the Holding Company believes that any material indemnity exposure for the Holding Company is remote.
28.	CAPITAL RISK MANAGEMENT

Capital risk management is carried out by the Group’s management. The Group’s board of directors sets Capital risk management policies and procedures to which our management is required to adhere. The Group’s management identifies and evaluates Capital risks and enters into agreements and explore avenues to mitigate these risk exposures in accordance with the policies and procedures outlined by the Group’s board of directors.

The Group manages its capital to safeguard that the Group will be able to continue as a going concern. The capital structure of the Group consists of cash at bank and in hand and cash equivalents, borrowings, as well as private placements of debt securities and preferred shares. In addition the Group’s capital structure includes equity attributed to the holders of equity instruments of the Holdings Company, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

The Group manages its capital structure and makes the necessary adjustments in the light of changes of economic circumstances, the risk characteristics of underlying assets and the projected cash needs of the current and prospective operational / financing / investment activities. The adequacy of the Group’s capital structure will depend on many factors, including capital expenditures, market developments and any future acquisition.

The Group and any of its subsidiaries are not subject to any externally imposed capital requirements, other than those imposed by generally applicable company law requirements.

In order to maintain or adjust the capital structure, the Holding Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

29.	SEGMENT INFORMATION

Management has determined its operating segments based on reports reviewed by the Board of Directors (“BOD”) that are used to assess the performance of the various components and in making resource allocation decisions. Management has determined that the lines of the business constitute operating segments. There are two operating segments, namely, customer management and customer acquisition.

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

Each of the operating segments identified above have their own management and leadership teams and face unique sets of market dynamics. A brief description of segments and type of revenues they generate is given below:

−	Customer Management - Customer Management segment comprises the Engagement, Expansion and Experience solutions. The suite of customer engagement solutions consist of customer service, technical support and other value added outsourced back office services. This omni-channel offering is delivered through voice, email, chat, SMS, social media and other communication applications. The customer expansion solution is a derivative of the segment’s customer engagement solution, combining traditional BPO solutions with the segment’s sales and acquisition oriented contact center capability to allow existing clients to further mine their existing customer base. The segment’s customer experience solution is comprised of a comprehensive suite of proprietary software tools to measure, monitor and manage the customer experience.
−	Customer Acquisition - In the Customer Acquisition segment, the segment works with consumer-facing businesses and acquires customers for them. Most of the customer acquisition solutions are based on two steps: (a) generating or purchasing a lead or a prospect, and (b) converting that lead or prospect into a customer, most frequently through a voice-based channel. In this segment, customers are primarily acquired for clients in the telecommunications, cable, technology and insurance industries. The segment’s activity for the insurance industry is conducted through segment’s Medicare Insurance division, which acquires customers for the leading health insurance carriers.

The BOD assesses the Group’s internal performance on the following bases:

−	Third party revenue for each operating segment; and
−	Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that represents the Group’s net (loss) / profit before finance cost, income tax expense, non-cash items of depreciation and amortization, and share-based payments. Adjustment is also made, if necessary, to eliminate the effect of non-recurring charges. Whereas EBITDA represents the Group’s net (loss) / profit before finance cost, income tax expense and non-cash items of depreciation and amortization. The management believes that Adjusted EBITDA is a meaningful indicator of the health of the Group’s business as it reflects the ability to generate cash that can be used to fund recurring capital expenditures as well as growth and it also disregards non-cash or non-recurring charges that the management believe are not reflective of the Group’s long-term performance.

29.1	Information about segments

The segment information provided to the chief operating decision makers for the operating segments for the year ended June 30, 2017 and 2016 is as follows:

	2017
	Customer management	Customer acquisition	Total
	(US$’000)
Segment revenue	259,367	77,116	336,483
Less: inter-segment revenue	(2,449)	—	(2,449)

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

	2017
	Customer management	Customer acquisition	Total
	(US$’000)
Revenue from external customers	256,918	77,116	334,034

Adjusted EBITDA - June 30, 2017	8,084	8,151	16,235
	2016
	Customer management	Customer acquisition	Total
	(US$’000)
Segment revenue	261,026	63,923	324,949
Less: inter-segment revenue	(1,933)	—	(1,933)
Revenue from external customers	259,093	63,923	323,016

Adjusted EBITDA - June 30, 2016	17,853	5,049	22,902
29.2	Adjusted EBITDA for the year
	Note	June 30, 2017	June 30, 2016
		(US$’000)
Net (loss) / profit		(9,013)	1,571
Finance costs	21	6,393	5,130
Income tax expense	22	295	1,861
Depreciation and amortization		13,832	12,655
EBITDA		11,507	21,217

Non-recurring expenses	31.1	5,393	345
Goodwill impairment	31	54	1,426
Other income		(1,416)	(1,256)
Share-based payments		275	1,080
Foreign exchange losses		422	90

Adjusted EBITDA		16,235	22,902
29.3	Revenue by location
	Note	June 30, 2017	June 30, 2016
		(US$’000)
United States of America		315,132	309,218
Others		18,902	13,798
		334,034	323,016

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

29.4	(Loss) / profit by operating segment
Customer management	(9,019)	5,486
Customer acquisition	6	(3,915)
	(9,013)	1,571
29.5	Non-current assets by location
United States of America	45,842	34,289
Others	18,724	22,136
	64,566	56,425
29.6	Total assets by segments
Customer management	104,653	113,390
Customer acquisition	47,577	25,049
	152,230	138,439
29.7	Total liabilities by segments
Customer management	83,322	80,888
Customer acquisition	40,170	37,804
	123,492	118,692
30.	EMPLOYEE BENEFITS EXPENSES

Expenses recognized for employee benefits are analyzed below:

	Note	June 30, 2017	June 30, 2016
		(US$’000)
Salaries and other employee costs		190,326	180,395
Social security and other taxes		36,196	35,879
Share-based payments		323	945
Retirement - contribution plan		466	328
Pensions - defined benefit scheme		242	263
		227,553	217,810
30.1	REMUNERATION OF KEY MANAGEMENT PERSONNEL

The key management personnel include the senior management team, including directors.

Salaries and other employee costs	1,548	1,389
Share-based payments	35	58
	1,583	1,447

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

In addition to the amounts disclosed above, a further $300,000 of annual remuneration, together with associated bonuses, employment benefits and stock option entitlements, will be payable in future to members of the senior management team who were not employed by or providing services to the Group in the periods presented in these financial statements.

31.	OTHER OPERATING COSTS
Rent and utilities		16,958	14,690
Communication		8,522	7,489
Maintenance, repairs and improvements		8,349	6,251
Traveling and entertainment		7,825	5,837
Goodwill impairment		54	1,426
Insurance		1,390	1,311
Legal and professional expenses		9,059	4,456
Allowance for trade receivables	10.1	1,233	3,517
Others	31.1	7,283	9,524
		60,673	54,501
31.1	This includes non-recurring legal expenses (including settlements) of $4.35 million and delisting costs of $1.04 (June 30, 2016: $0.34) million.
32.	HOLDING COMPANY INDIRECT SUBSIDIARIES

The following entities are indirect subsidiaries of the Holding Company through IBEX Global Limited:

		Nature of Business	Ownership %
Description	Location		2017	2016
IBEX Global Solutions Limited	England	Holding company	100%	71%
IBEX Holdings Bermuda	Bermuda	Holding company	100%	71%
Lovercius Consultants Limited	Cyprus	Call center	100%	71%
IBEX Global Europe S.a.r.l.	Luxembourg	Tech support services	100%	71%
IBEX Global ROHQ	Philippines	Regional headquarter	100%	—
TRG Customer Solutions, Inc. (TRG CS) (trading as IBEX Global Solutions)	USA	Call center	100%	71%
TRG Customer Solutions (Canada), Inc.	Canada	Call center	100%	71%
TRG Marketing Solutions Limited	England	Call center	100%	71%
Virtual World (Private) Limited	Pakistan	Call center	100%	71%
IBEX Philippines Inc.	Philippines	Call center	100%	71%
IBEX Global Solutions (Philippines) Inc.	Philippines	Call center	100%	71%
TRG Customer Solutions (Philippines), Inc.	Philippines	Call center	100%	71%
IBEX Global Solutions Senegal S.A. (formerly TRG Senegal SA.)	Senegal	Call center	100%	71%
IBEX Global Solutions (Private) Limited	Pakistan	Call center	100%	71%
IBEX Global MENA FZE	Dubai	Call center	100%	71%

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

		Nature of Business	Ownership %
Description	Location		2017	2016
IBEX I.P. Holdings Ireland Limited	Ireland	Holding company	100%	71%
IBEX Global Bermuda Limited	Bermuda	Call center	100%	71%
IBEX Global Solutions Nicaragua SA	Nicaragua	Call center	100%	71%
IBEX Global St. Lucia Limited	St. Lucia	Holding company	100%	71%
IBEX Global Jamaica Limited	Jamaica	Call center	100%	71%
IBEX Global Solutions France SARL	France	Call center	100%	71%

The following entities are indirect subsidiaries of the Holding Company through DGS Limited:

		Nature of Business	Ownership %
Description	Location		2017	2016
Digital Globe Services, Inc.	USA	Internet marketing for residential cable services	100%	50.3%
Telsat Online, Inc.	USA	Internet marketing for non-cable telco services	100%	50.3%
DGS Worldwide Marketing Limited	Cyprus	Holding company and global marketing	100%	50.3%
DGS (Pvt.) Limited	Pakistan	Call center and support services	100%	50.3%
DGS Tech, Limited	Ireland	Tech support services	100%	50.3%
DGS EDU LLC	USA	Internet marketing for the education industry	100%	50.3%
DGS Auto LLC	USA	Motor vehicle licensing	100%	50.3%
7 Degrees LLC	USA	Digital marketing agency	100%	50.3%

The following entities are indirect subsidiaries of the Holding Company through Etelequote Limited:

		Nature of Business	Ownership %
Description	Location		2017	2016
e - Telequote, Plc	England	Holding company	100%	80%
e - Telequote Insurance, Inc.	USA	Call center	100%	80%
Etelequote (Private) Limited	Pakistan	Call center	100%	80%
ETQ HK SPV, Inc.	USA	Profit center	100%	80%
Etelequote HK Limited	Hong Kong	Licensing & billing	100%	80%

IBEX Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016

The following entity is an indirect subsidiary of the Holding Company through iSky, Inc.:

		Nature of Business	Ownership %
Description	Location		2017	2016
iSky Canada Technologies Inc.	Canada	Market research	100%	—

The following entity is a joint venture of the Holding Company:

DGS Lakeball LLC (note 7)	USA	Internet marketing for commercial cable services	47.5%	47.5%
32.1	TRGI delisted IBEX and DGS from Alternative Investment Market (“AIM”) London Stock Exchange by making a tender offer and acquiring 9,823,288 shares in Digital Globe Services Limited and 11,439,642 shares in IBEX Global Solutions Limited from market.
32.2	On November 16, 2015, Telsat acquired the call center assets in Dallas Texas and affiliate relationships from DSI Distributing, Inc. an Indiana corporation, for a purchase consideration of $440,000, specifically to further develop the client relationship with DirecTV.
32.3	These consolidated financial statements were authorized for issue by Mohammed Khaishgi on behalf of the Board of Directors of the Holding Company, on November 22, 2017.
33.	SUBSEQUENT EVENTS

On November 13, 2017, the Company issued to Amazon.com NV Investment Holdings LLC, a subsidiary of Amazon.com, Inc. (“Amazon”), a 10-year warrant to acquire 1,611,944 common shares of the Company, representing 10% of our equity on a fully diluted and as-converted basis as of the date of issuance of the warrant. The warrant is exercisable, either for cash or on a net issuance basis, at a price per share equal to the initial public offering per share.

The common shares subject to the warrant vest on an incremental basis upon the satisfaction of specified milestones that are tied to payments made by Amazon in connection with the purchase of services from us during a seven and a half year period ending on June 30, 2024, and the warrant will become fully vested when a cumulative total of $600 million is paid by Amazon to us during this period. The vesting is partially accelerated in the event of a reorganization transaction.

The exercise price and the number of common shares issuable upon exercise of the warrant are subject to customary anti-dilution adjustments.

Amazon is entitled to customary shelf and piggy-back registration rights with respect to the common shares issued upon exercise of the warrant. Amazon may not transfer the warrant except to a wholly-owned subsidiary of Amazon.

Common Shares

     Shares

IBEX HOLDINGS LIMITED

Prospectus

Baird	Piper Jaffray	William Blair	SunTrust Robinson Humphrey

Through and including            , 2017 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

, 2017

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

We are a Bermuda exempted company. The Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. The Companies Act further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act. We have adopted provisions in our bye-laws that provide that we shall indemnify our officers, directors, resident representative and members of board committees out of the funds of the company from and against all civil liabilities, loss, damage, or expense incurred or suffered by him or her as our director, officer, resident representative or committee member, and indemnity extends to any person acting as our director, officer, resident representative or committee member, in the reasonable belief that he or she has been so appointed or elected notwithstanding any defect in such appointment or election. Such indemnity shall not extend to any matter which would render it void pursuant to the Companies Act.

Our policy is to enter into indemnification agreements with our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify each such director and executive officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such person in any action or proceeding arising out of such person’s service as one of our directors or executive officers.

The Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him or her in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. Our bye-laws provide that we may maintain insurance for the benefit of any directors, alternate directors, officers, persons or member of a committee authorized under our bye-laws, employees or resident representative of the company in respect of any liability that may be incurred by them or any of them howsoever arising in connection with their respective duties or supposed duties to us. We have purchased and maintain a directors’ and officers’ liability policy for such purpose.

We will enter into an underwriting agreement in connection with this offering, which will provide for indemnification in limited circumstances by the underwriters of us, our officers and directors, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act.

Item 7.	Recent Sales of Unregistered Securities.

During the fiscal year ended June 30, 2017, we issued a total of 11,606,000 common shares of par value $0.0001 each to TRGI in return for its investments in the Continuing Business Entities and $190,000 in cash. The investments were transferred from TRGI at their carrying values totaling $87,375,616. These share issues resulted in the recognition of additional paid-in capital totaling $87,565,616, and as noted below, 4,749,861 of these common shares were subsequently redesignated into preference shares with the same par value of $0.0001 per share.

We further issued 360,184 common shares to Mr. Jeffrey Cox in return for his equity interest in DGS Limited, resulting in the recognition of additional paid-in capital of $2,887,813; and 533,818 common shares to Mr. Anthony Solazzo, in return for his equity interest in e-Telequote Plc, resulting in the recognition of additional paid-in capital of $5,765,195.

On June 20, 2017, we redesignated 4,749,861 common shares held by TRGI into preference shares at a price of US$ 0.0001 per share. The preference shares shall automatically convert into common shares upon the consummation of a qualified public offering, with such conversion only being affected at the time and subject to the closing of the sale of securities by us pursuant to such qualified public offering. Each convertible preference share shall be converted into one common share.

On June 30, 2017, in consideration of the cancellation of $20.0 million of the indebtedness under a loan note instrument, our subsidiary Etelequote Limited entered into a senior preferred shares subscription agreement with a consortium of investors, comprised of 17Capital Fund 3, L.P. and 17Capital Fund 3 Luxembourg S.C.Sp. providing for the purchase by the subscribers of 1,538,462 non-convertible senior preferred shares.

On November 13, 2017, we issued to Amazon.com NV Investment Holdings LLC, a subsidiary of Amazon.com, Inc. (“Amazon”), a 10-year warrant to acquire 1,611,944 of our common shares, representing 10% of our equity on a fully diluted and as-converted basis as of the date of issuance of the warrant. The warrant is exercisable, either for cash or on a net issuance basis, at a price per share equal to the initial public offering per share in this offering.

The common shares subject to the warrant vest on an incremental basis upon the satisfaction of specified milestones that are tied to payments made by Amazon in connection with the purchase of services from us during a seven and a half year period ending on June 30, 2024, and the warrant will become fully vested when a cumulative total of $600 million is paid by Amazon to us during this period. The vesting is partially accelerated in the event of a reorganization transaction (as defined in the warrant).

The exercise price and the number of common shares issuable upon exercise of the warrant are subject to customary anti-dilution adjustments.

Amazon is entitled to customary shelf and piggy-back registration rights with respect to the common shares issued upon exercise of the warrant. Amazon may not transfer the warrant except to a wholly-owned subsidiary of Amazon.

The offers, sales and issuances of the securities described in the preceding paragraphs were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) (or Regulation D promulgated thereunder) of, the Securities Act of 1933, as amended, as transactions by an issuer not involving a public offering.

Item 8.	Exhibits and Financial Statement Schedules.
(a)	The following exhibits are filed as part of this Registration Statement:
Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1*	Memorandum of Association.
3.2*	Bye-laws.
3.3*	Amended Memorandum of Association to be effective upon the closing of this offering.
3.4*	Amended and Restated Bye-laws to be effective upon the closing of this offering.
3.5*	Amended and Restated Certificate of Designation, Preferences and Rights of Convertible Preference Shares.
4.1*	Form of Certificate of common shares of the Registrant.
5.1*	Opinion of ASW Law Limited, Bermuda counsel to the Registrant, as to the validity of the common shares being offered.
8.1*	Opinion of ASW Law Limited , Bermuda counsel to the Registrant, as to certain Bermuda tax matters.
8.2*	Opinion of DLA Piper LLP (US), U.S. counsel to the Registrant, as to certain U.S. tax matters.
10.1*	2017 Stock Plan.

Exhibit Number	Description
10.2*	Registration Rights Agreement, dated as of September 15, 2017, by and between IBEX Holdings Limited and The Resource Group International, Limited.
10.3*	Stockholders’ Agreement, dated as of September 15, 2017, by and between IBEX Holdings Limited and The Resource Group International, Limited.
10.4*	Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.5*	First Amendment, dated May 21, 2014, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.6*	Second Amendment, dated October 2, 2014, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.7*	Third Amendment, dated February 23, 2015, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.8*	Fourth Amendment, dated June 19, 2015, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.9*	Fifth Amendment, dated June 26, 2015, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.10*	Sixth Amendment, dated June 30, 2015, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.11*	Seventh Amendment, dated November 7, 2016, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.12*	Eighth Amendment, dated November 18, 2016, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
10.13*	Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, and Heritage Bank of Commerce.
10.14*	Form of 2015 e-TeleQuote Insurance, Inc. Senior Secured Note.
10.15*	Form of 2016 e-TeleQuote Insurance, Inc. Senior Secured Note.
10.16*	Form of 2017 e-TeleQuote Insurance, Inc. Senior Secured Note.
10.17*	Loan Agreement, between TRG Customer Solutions, Inc. and e-TeleQuote PLC.
10.18*	Preferred Share Subscription Agreement, dated June 30, 2017.
10.19*	Share Transfer and Exchange Agreement, dated June 28, 2017, by and among The Resource Group International Limited, Etelequote Plc., Anthony Solazzo and Forward March Limited.
10.20*	Share Transfer and Exchange, dated June 28, 2017, by and among Forward March Limited, DGS Limited and Jeffrey Cox.
10.21*	Profit Share Agreement, dated June 30, 2016, by and between Jeffrey Cox and DGS Ltd.
10.22*	First Amendment, dated November 1, 2017, to the Profit Share Agreement, dated June 30, 2016, by and between Jeffrey Cox and DGS Ltd.
16.1	Letter of Grant Thornton UK LLP regarding change in certifying accountant.
16.2	Letter of KPMG LLP regarding change in certifying accountant.
21.1*	Subsidiaries of IBEX Holdings Limited.
23.1*	Consent of BDO LLP, independent registered public accounting firm.
23.2*	Consent of ASW Law Limited. (included in Exhibit 5.1)
23.2*	Consent of ASW Law Limited. (included in Exhibit 8.1)
23.2*	Consent of DLA Piper LLP. (US) (included in Exhibit 8.2)
24.1*	Powers of Attorney. (included in the signature pages hereto)
*	To be filed by amendment.

Item 9.	Undertakings.
(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(c)	The undersigned registrant hereby undertakes that:
(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Item 16F.	Change in Registrant’s Certifying Accountant

Replacement of Grant Thornton UK LLP

In May 2017, following a competitive bidding process, our Audit Committee recommended to the Board of Directors that BDO LLP be appointed to replace Grant Thornton UK LLP as chartered accountants and registered auditors in the United Kingdom of our subsidiary IBEX Global Solutions Ltd. (formerly known as IBEX Global Solutions Plc) and its consolidated subsidiaries beginning with the fiscal year ending June 30, 2016. Grant Thornton UK LLP resigned as the statutory auditor of the IBEX Global Solutions Group on June 1, 2017.

BDO LLP has performed audits of the consolidated financial statements of IBEX Global Solutions Ltd. as of June 30, 2016 and 2017, and for each of the two years in the period ended June 30, 2017, in connection with its audits of the consolidated financial statements of IBEX Holdings Limited as of June 30, 2016 and 2017, and for each of the two years in the period ended June 30, 2017, in accordance with the standards of the U.S. Public Company Accounting Oversight Board.

Grant Thornton UK LLP performed a statutory audit of the consolidated financial statements of IBEX Global Solutions Ltd., prepared under International Financial Reporting Standards as adopted by the European Union, for the fiscal year ended June 30, 2016 in accordance with International Standards on Auditing (U.K. and Ireland). Neither Grant Thornton UK LLP’s report relating to the statutory audit, nor the historic financial statements, prepared under

International Financial Reporting Standards as adopted by the European Union, are included or incorporated by reference in this Registration Statement. Grant Thornton UK LLP’s statutory audit report did not contain an adverse opinion or a disclaimer of opinion, and it was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the statutory audit performed by Grant Thornton UK LLP under International Standards on Auditing (U.K. and Ireland) of the consolidated financial statements of IBEX Global Solutions Ltd., prepared under International Financial Reporting Standards as adopted by the European Union, for the fiscal year ended June 30, 2016, IBEX Global Solutions Ltd. did not have any disagreements with Grant Thornton UK LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Grant Thornton UK LLP would have caused Grant Thornton UK LLP to make reference to such matter in its report.

In connection with the statutory audit performed by Grant Thornton UK LLP under International Standards on Auditing (U.K. and Ireland) of the consolidated financial statements of IBEX Global Solutions Ltd., prepared under International Financial Reporting Standards as adopted by the European Union, for the fiscal year ended June 30, 2016, and through the period ended June 1, 2017, none of the “reportable events” described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F occurred.

Prior to BDO LLP’s engagement, we did not consult BDO LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on IBEX Global Solutions Ltd.’s consolidated financial statements, or (ii) any matter that was either the subject of a “disagreement” or a “reportable event” as described in Item 16F(a)(1)(iv) and Item 16F(a)(1)(v) of Form 20-F.

We have requested that Grant Thornton UK LLP furnish a letter addressed to the Securities and Exchange Commission stating whether Grant Thornton UK LLP agrees with the above statements, and, if not, stating the respects in which it does not agree. Such letter is included as Exhibit 16.1 to this Registration Statement on Form F-1.

Replacement of KPMG LLP

In March 2017, our Audit Committee recommended to the Board of Directors that BDO LLP be appointed to replace KPMG LLP as auditor in the United Kingdom of our subsidiary Digital Globe Services, Ltd. and its consolidated subsidiaries beginning with the fiscal year ending June 30, 2017. KPMG LLP ceased to be the auditor of the DGS Group on March 28, 2017.

BDO LLP has performed audits of the consolidated financial statements of Digital Globe Services, Ltd. as of June 30, 2016 and 2017, and for each of the two years in the period ended June 30, 2017, in connection with its audits of the consolidated financial statements of IBEX Holdings Limited as of June 30, 2016 and 2017, and for each of the two years in the period ended June 30, 2017, in accordance with the standards of the U.S. Public Company Accounting Oversight Board.

KPMG LLP performed an audit of the consolidated financial statements of Digital Globe Services, Ltd., prepared under US GAAP, for the fiscal year ended June 30, 2016 in accordance with International Standards on Auditing (U.K. and Ireland). Neither KPMG LLP’s report relating to the audit, nor the historic financial statements, are included or incorporated by reference in this Registration Statement. KPMG LLP’s audit report did not contain an adverse opinion or a disclaimer of opinion, and it was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit performed by KPMG LLP under International Standards on Auditing (U.K. and Ireland) of the consolidated financial statements of Digital Globe Services, Ltd., prepared under US GAAP, for the fiscal year ended June 30, 2016, Digital Globe Services, Ltd. did not have any disagreements with KPMG LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of KPMG LLP would have caused KPMG LLP to make reference to such matter in its report.

In connection with the audit performed by KPMG LLP under International Standards on Auditing (U.K. and Ireland) of the consolidated financial statements of Digital Globe Services, Ltd., prepared under US GAAP for the fiscal year ended June 30, 2016, and through the period ended March 28, 2017, none of the “reportable events” described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F occurred.

Prior to BDO LLP’s engagement, we did not consult BDO LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Digital Globe Services, Ltd.’s consolidated financial statements, or (ii) any matter that was either the subject of a “disagreement” or a “reportable event” as described in Item 16F(a)(1)(iv) and Item 16F(a)(1)(v) of Form 20-F.

We have requested that KPMG LLP furnish a letter addressed to the Securities and Exchange Commission stating whether KPMG LLP agrees with the above statements, and, if not, stating the respects in which it does not agree. Such letter is included as Exhibit 16.2 to this Registration Statement on Form F-1.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in     on the            , 2017.

By:
Name:	Mohammed Khaishgi
Title:	Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement (including, without limitation, any additional registration statement filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

Chairman of the Board

Chief Executive Officer and Director (Principal Executive Officer)
Mohammed Khaishgi

Chief Financial Officer (Principal Accounting and Financial Officer)
Karl Gabel

Director

Director

Director

Director

Director

Authorized Representative in the U.S.:

By:
Name:
Title:
Date: